SYNOVUS®

2008 Annual Report



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SYNOVUS®

Financial Highlights[1]

year ended December 31 *(dollars in thousands, except per share data)*	2008	2007	% change
Total Revenues [2]	$ 1,513,038	$ 1,536,996	(1.6) %
Income (Loss) from Continuing Operations [3]	(582,438)	342,935	nm
Income from Discontinued Operations (net of income taxes and minority interest)	-	183,370	nm
Net Income (Loss) [3]	(582,438)	526,305	(210.7)
Dividends on Preferred Stock [4]	2,057	-	nm
Net Income (Loss) Available to Common Shareholders [3]	(584,495)	526,305	nm
Income (Loss) per Share from Continuing Operations—Basic	(1.77)	1.05	nm
Net Income (Loss) per Share—Basic	(1.77)	1.61	nm
Income (Loss) per Share from Continuing Operations—Diluted	(1.77)	1.04	nm
Net Income (Loss) per Share—Diluted	(1.77)	1.60	nm
Total Loans	27,920,177	26,498,585	5.4
Total Deposits	28,617,179	24,959,816	14.7
Total Assets	35,786,269	33,064,481	8.2
Total Shareholders' Equity [4]	3,787,158	3,441,590	10.0
Book Value per Common Share	8.68	10.43	(16.8)
Dividends Declared per Common Share	0.46	0.82	(43.9)
Return on Average Assets from Continuing Operations	(1.71) %	1.04 %	nm
Return on Average Equity from Continuing Operations	(17.19)	8.71	nm
Equity/Assets	10.58	10.41	nm
Tangible Common Equity to Risk-Adjusted Assets [5]	8.74	9.19	nm
Tangible Common Equity to Tangible Assets	7.86	8.90	nm
Net Interest Margin	3.47	3.97	nm
Allowance for Loan Losses/Loans	2.14	1.39	nm
Nonperforming Assets Ratio	4.16	1.67	nm
Net Charge-Off Ratio	1.71	0.46	nm
Provision to Net Charge-Offs Multiple	1.49	1.45	nm

nm: not meaningful

Stock Ownership Summary

as of December 31	2008	2007	2006	2005	2004
Shareholders (of record and beneficial owners)	169,485	107,816	120,024	102,140	87,954
Institutional	68.1 %	55.0 %	51.8 %	48.2 %	46.0 %
Institutional (excludes Synovus Trust Company)	54.0 %	40.3 %	36.7 %	32.4 %	29.7 %
Market Value (billions) [6]	$2.74	$3.47	$10.04	$8.44	$8.86

Team Members

as of December 31	2008	2007	% change
Total Team Members	6,876	7,385	(6.9) %

Stock Information

as of December 31	2008	2007	% change
Closing Stock Price	$ 8.30	$ 10.53	(21.2) %
Number of Shares Outstanding (thousands)	330,334	329,868	0.1
Annual Shares Traded (billions)	1.61	.49	232.0
Price/Tangible Common Equity	0.98	1.20	(18.6)

Synovus (NYSE: "SNV") is a financial services holding company with more than $35 billion in assets based in Columbus, Georgia. Synovus provides commercial and retail banking, as well as investment services, to customers through 31 banks, 440 ATMs, and more than 330 Synovus offices in Georgia, Alabama, South Carolina, Florida and Tennessee. The company focuses on its unique decentralized customer delivery model, position in high-growth Southeastern markets and commitment to being a great place to work to ensure the delivery of unparalleled customer experiences.

(1) On December 31, 2007, Synovus completed the tax-free spin-off of its shares of Total System Services, Inc. (TSYS) common stock to Synovus shareholders. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment of Long-Lived Assets," and SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," the 2007 and historical consolidated results of operations and financial position of TSYS as well as all costs recorded by Synovus associated with the spin-off of TSYS, are now presented as a discontinued operation. Additionally, Synovus' balance sheet as of December 31, 2007 does not include TSYS' assets, liabilities, or equity. The spin-off of TSYS on December 31, 2007 resulted in a reduction of shareholders' equity of $684 million. Discontinued operations for the year ended December 31, 2007 also include a $4.2 million after-tax gain related to the transfer of Synovus' proprietary mutual funds to a non-affiliated third-party.
(2) Excludes investment securities gains (losses). 2007 amount does not include revenues from TSYS, which are included in discontinued operations.
(3) The consolidated results of operations for the year ended December 31, 2008 include a $479.6 million non-cash charge for impairment of goodwill (pre-tax and after-tax).
(4) On December 19, 2008, Synovus issued to the United States Department of the Treasury 967,870 shares of Synovus' fixed rate cumulative perpetual preferred stock, Series A without par value, having a liquidation amount per share of $1,000, for a total price of $967.9 million. The Series A preferred stock pays cumulative dividends at a rate of 5.00% per year for the first five years and thereafter at a rate of 9.00% per year.
(5) The tangible common equity to risk-adujsted assets ratio is a non-GAAP measure which is calculated as follows: (Total Shareholders' Equity minus Preferred Stock minus Goodwill minus Other Intangible Assets) divided by Total Risk-Adjusted Assets.
(6) Market Value for years 2004-2006 reflected the values prior to the spin-off of TSYS.

Pictured on our cover
Synovus family team members: Pinki Shah, Accounting/Financial Manager; in the background (left to right): Haley McBrayer, Assistant Branch Manager; Quincy Wade, Assistant Branch Manager; Vonda Hudgison, Teller and Neil Turner, Group Executive



Dear Shareholders,

2008 was definitely not "business as usual." We saw the disappearance or transformation of some of our country's most well-known financial institutions. The U.S. Government moved quickly to offer aid and take measures to breathe life into a faltering economy. We and other financial services companies continued to face rapid changes, driven primarily by the housing market decline, as we recognized the need to adapt to the unprecedented circumstances around us.

Our team took action in several key areas that leverages the strengths of our responsive community bank delivery model and continues the diversification of our revenue sources. These steps position us to prevail against the challenges that continue in 2009 so that we will be able to emerge as a stronger organization positioned to capture the growth opportunities that will present themselves.

We are focused on the right priorities.

We were disappointed to report a net loss of $584 million, or $1.77 per share, for 2008. Excluding the goodwill impairment charges of $480 million, our net loss was $105 million, or $0.32 per share, for the year. Capital and liquidity, buoyed by our strong deposit growth, provide a solid foundation for managing through another tough year in 2009. We believe the economy will respond to the legislative measures taken to stimulate confidence and growth. Though we do not know the timing of this recovery, our team is focused on the areas that will return us to a higher level of performance in the future.

In 2009, we are directing our attention to:

Capital

Our capital levels are excellent. Our tier one capital was strong at 11.22% at the end of 2008, significantly above the regulatory minimum of 6%. The infusion of $968 million in capital from preferred stock and warrants we issued to the U.S. Treasury in December helped boost that ratio. Our 7.9% tangible common equity to tangible assets ratio, which does not include government capital, is outstanding when compared to other regional banks, as well as the largest national banks. Strong capital levels provide a buffer against credit losses and create capacity to support lending activities within our markets.

Deposit Growth

Core deposit funding is as important as capital today. Our year-over-year core deposit growth at year-end 2008 was 5.1%, with 11.1% annualized growth in the last quarter of 2008. Our ability to offer Shared CD and Money Market products helped us achieve this deposit growth. Through these shared products and our multiple bank charters, we currently offer customers the ability to open one account at any Synovus bank, and have FDIC insurance coverage on their total deposits of more than $7 million. We are proud of this unique competitive advantage.

Credit

Priorities in this area come in three categories:

1. We are aggressively managing credit risk mitigation. Our credit and loan review functions have been reorganized into regional teams with expanded analysis, approval and review authorities. As part of these changes, we appointed a Chief Risk Officer who, along with our Chief Credit Officer and Chief Commercial Officer, is leading our efforts to establish appropriate standards for managing enterprise and credit risk.

2. We established a special assets subsidiary, Broadway Asset Management, to assist our banks in identifying, categorizing and disposing of problem assets. Certain troubled assets are separated from the banks, and disposition of these assets is managed in this centralized, corporate entity. Our goal is to liquidate these problem assets through auctions, loan sales and short sales. We added special assets expertise to manage Broadway Asset Management and to advise our bankers at the local level. Our bankers can spend more time with customers and generating new business. Synovus will now have greater flexibility in distributing capital and managing assets at the individual bank level.

3. We are defining loan diversification objectives while restricting loans in specific categories, especially residential construction and development and other commercial real estate projects. We increased our emphasis on consumer lending and middle-market banking to help achieve an improved balance. As we move through this credit cycle, future growth and expansion will incorporate lessons learned in both product and geographic diversification.

Simplifying Operations

During 2009, we will complete the centralization of deposit operations, loan operations and procurement and the regionalization of facilities management. These moves emphasize a one-company view around our operating structure and reduce risks of managing these complex internal functions, but do not change our community-based approach to the customer. We expect to realize cost savings, greater process consistency, product uniformity, less complexity and improved information flow.

Efficiency

Much of the work around simplification is the result of Project Optimus, a team member-driven initiative launched in April 2008 to create an enhanced banking experience for customers and a more efficient organization. As a result of this process, we expect to implement approximately 700 ideas by late 2010. Earnings totaling $25 million from new revenue growth initiatives and approximately $50 million in efficiency gains are expected to be generated on an annualized basis.

For the second consecutive year, Synovus' top executives did not receive cash bonuses. In addition, the Compensation Committee of the Synovus Board of Directors indefinitely postponed 2009 stock grants to executives and the Board.

Growing Relationships

Our responsive delivery model enables us to serve retail and commercial customers in a superior manner. Synovus bankers are close to the ground. They know their customers and are empowered to make decisions and offer solutions because they understand the needs. Feedback year after year affirms that our personalized approach to banking works. We remain committed, now more than ever, to this approach.

Talent

Successful banking relationships can only be built when customers trust the knowledge, expertise and sincerity of their bankers. Even with the best products and services available, people are the key to managing and growing the business. We will continue to attract the best talent in the industry while recognizing the value of each individual who has chosen to be a part of our team.

Personal growth often comes under the greatest amount of pressure. Challenges of the past year have been accepted and addressed by our great team. We are sensitive to the impact these circumstances have had on our shareholders. I am proud of the resolve and determination demonstrated by our company as we strive to become a leader in Southeastern banking. We appreciate your trust and confidence.

Sincerely,

Richard E. Anthony

Richard E. Anthony
Chairman of the Board and Chief Executive Officer

Directors

Daniel P. Amos
Chairman of the Board
and Chief Executive Officer
Aflac Incorporated

Richard E. Anthony
Chairman of the Board
and Chief Executive Officer
Synovus

James H. Blanchard
Chairman of the Board
and Chief Executive Officer (Ret.)
Synovus

Richard Y. Bradley
Attorney at Law
Bradley & Hatcher

Frank W. Brumley
Chairman of the Board
and Chief Executive Officer
Daniel Island Company

Elizabeth W. Camp
President
and Chief Executive Officer
DF Management, Inc.

Gardiner W. Garrard, Jr.
President
The Jordan Company

T. Michael Goodrich
Chairman of the Board
and Chief Executive Officer (Ret.)
BE&K, Inc.

Fred L. Green, III
President
and Chief Operating Officer
Synovus

V. Nathaniel Hansford*
President (Ret.)
North Georgia College and State University

Mason H. Lampton
Chairman of the Board
Standard Concrete Products

Elizabeth C. Ogie
Private Investor

H. Lynn Page
Vice Chairman of the Board (Ret.)
Synovus

J. Neal Purcell
Vice Chairman – Assurance (Ret.)
KPMG LLP

Dr. Melvin T. Stith
Dean of Whitman School of Management
Syracuse University

Philip W. Tomlinson
Chairman of the Board
and Chief Executive Officer
Total System Services, Inc.

William B. Turner, Jr.
President (Ret.)
and Vice Chairman of the Board
W.C. Bradley Co.

James D. Yancey
Chairman of the Board
Columbus Bank and Trust Company
Chairman of the Board (Ret.)
Synovus

* Lead Director

Advisory Directors

Joe E. Beverly
Vice Chairman of the Board (Ret.)
Synovus
Chairman of the Board
Commercial Bank

Elizabeth R. James
Vice Chairman, Chief People Officer
and Chief Information Officer
Synovus

Emeritus Directors

Richard H. Bickerstaff
Manager
Broken Arrow Land Company LLC

Lovick P. Corn
Advisory Director
W.C. Bradley Co.

C. Edward Floyd, MD
President
Floyd Medical Associates, P.A.

Roy M. Greene, Sr.
President
Greene Communications, Inc.

John P. Illges, III
Senior Vice President (Ret.)
The Robinson-Humphrey Company, Inc.

John L. Moulton
Senior Partner (Ret.)
Moulton, Lane and Hardin, Inc.

John T. Oliver, Jr.
Vice Chairman of the Executive Committee
(Ret.)
Synovus
Chairman of the Board (Ret.)
First National Bank of Jasper

Robert V. Royall
Former U.S. Ambassador to Tanzania
Chairman of the Board (Ret.)
The National Bank of South Carolina

Loyce W. Turner
Chairman of the Board (Ret.)
First State Bank and Trust Company

William B. Turner
Chairman of the Executive Committee
(Ret.)
Synovus
Chairman of the Board (Ret.)
W.C. Bradley Co.

George C. Woodruff, Jr.
Real Estate and Personal Investments

Corporate Executive Group

Richard E. Anthony
Chairman of the Board
and Chief Executive Officer

Fred L. Green, III
President and Chief Operating Officer

Elizabeth R. James
Vice Chairman, Chief People Officer
and Chief Information Officer

Leila S. Carr
Executive Vice President
and Chief Retail Officer

R. Dallis Copeland
Chief Commercial Officer

Samuel F. Hatcher
Executive Vice President, General Counsel
and Secretary

Mark G. Holladay
Executive Vice President
and Chief Risk Officer

Kevin J. Howard
Chief Credit Officer

Thomas J. Prescott
Executive Vice President
and Chief Financial Officer

J. Barton Singleton
Executive Vice President
and President, Financial Management
Services

The Synovus Family of Companies

Charles W. Garnett
Regional CEO
Columbia, South Carolina

The National Bank of South Carolina
Columbia, SC
Charles W. Garnett, President & CEO

W. Luther Taylor
Regional CEO
Pensacola, Florida

Coastal Bank and Trust of Florida
Pensacola, FL
Thomas B. Carter, CEO

Community Bank and Trust
Enterprise, AL
H. Lamar Loftin, President & CEO

Synovus Bank
Tampa, FL
David W. Dunbar, CEO

Donald D. Howard
Regional CEO
Alpharetta, Georgia

Bank of Coweta
Newnan, GA
D. Steven Stripling, President & CEO

Bank of Tuscaloosa
Tuscaloosa, AL
James B. Flemming, Chairman & CEO

Citizens First Bank
Rome, GA
Angela W. Lewis, President & CEO

Cohutta Banking Company
Chattanooga, TN
Michael M. Sarvis, CEO

First Commercial Bank
Birmingham, AL
Nelson Bean, President & CEO

First Commercial Bank of Huntsville
Huntsville, AL
Charles E. Kettle, Chairman & CEO

First National Bank of Jasper
Jasper, AL
L. Gwaltney McCollum, Jr., Chairman & CEO

Georgia Bank & Trust
Calhoun, GA
Larry Roye, President & CEO

Sterling Bank
Montgomery, AL
W. Alan Worrell, Chairman, President & CEO

The Bank of Nashville
Nashville, TN
J. Hunter Atkins, President & CEO

Trust One Bank
Memphis, TN
William R. Nigh, President & CEO

Kessel D. Stelling, Jr.
Regional CEO
Alpharetta, Georgia

Bank of North Georgia
Alpharetta, GA
Kessel D. Stelling, Jr., President & CEO

Frederick D. Jefferson
Regional CEO
Thomasville, Georgia

AFB&T
Athens, GA
J. William Douglas, President & CEO

Commercial Bank
Thomasville, GA
Thomas J. Callaway III, President & CEO

First Coast Community Bank
Fernandina Beach, FL
James M. Townsend, President & CEO

First Community Bank
Tifton, GA
John M. Davis, President & CEO

First State Bank and Trust Company
Valdosta, GA
David A. Durland, President & CEO

Sea Island Bank
Statesboro, GA
Wayne D. Akins, President & CEO

Security Bank and Trust Company [1]
Albany, GA
Mark J. Lane, President & CEO

Sumter Bank and Trust Company [1]
Americus, GA
Randolph B. Jones, Jr., President & CEO

Synovus Bank of Jacksonville
Jacksonville, FL
William J. Hammel, President & CEO

The Coastal Bank of Georgia
Brunswick, GA
R. Wayne Johnson, President & CEO

Tallahassee State Bank
Tallahassee, FL
Sharon E. Weeden, President & CEO



Synovus provides commercial and retail banking, as well as investment services, to customers through 31 banks, 440 ATMs, and more than 330 Synovus offices in Georgia, Alabama, South Carolina, Florida and Tennessee.

Stephen A. Melton
Regional CEO
Columbus, Georgia

CB&T Bank of East Alabama [2]
Phenix City, AL
Ronald J. Smith, President & CEO

CB&T Bank of Middle Georgia [2]
Warner Robins, GA
James Edward Norris, III, President & CEO

Columbus Bank and Trust Company [2]
Columbus, GA
Stephen A. Melton, President & CEO

Commercial Bank and Trust [2]
LaGrange, GA
Robert L. Carmichael, Jr., President & CEO

J. Barton Singleton
Executive Vice President, Synovus, and President, Financial Management Services
Synovus Financial Management Services
Columbus, Georgia

Synovus Mortgage Corp.
Michael L. Padalino, President & CEO

Creative Financial Group, Ltd.
Robert W. Law, President & CEO

GLOBALT Investments
William H. Roach, President

Synovus Securities, Inc.
J. Barton Singleton, President

Synovus Trust Company
George G. Flowers, President

(1) First Quarter 2009 will merge as SB&T Bank
(2) Second Quarter 2009 will consolidate as CB&T

NOTICE OF
2009 ANNUAL MEETING OF SHAREHOLDERS
AND
PROXY STATEMENT

SYNOVUS®

(This page intentionally left blank)

SYNOVUS®

NOTICE OF THE 2009 ANNUAL MEETING OF SHAREHOLDERS

TIME	10:00 a.m. Thursday, April 23, 2009
PLACE	RiverCenter for the Performing Arts 900 Broadway Columbus, Georgia 31901
ITEMS OF BUSINESS	(1) To elect as directors the 18 nominees named in the attached Proxy Statement. (2) To ratify the appointment of KPMG LLP as Synovus' independent auditor for the year 2009. (3) To approve the compensation of Synovus' named executive officers as determined by the Compensation Committee. (4) To transact such other business as may properly come before the meeting and any adjournment thereof.
WHO MAY VOTE	You can vote if you were a shareholder of record on February 13, 2009.
ANNUAL REPORT	A copy of the 2008 Annual Report accompanies this Proxy Statement.
PROXY VOTING	Your vote is important. Please vote in one of these ways: (1) Use the toll-free telephone number shown on your proxy card; (2) Visit the Internet website listed on your proxy card; (3) Mark, sign, date and promptly return the enclosed proxy card in the postage-paid envelope provided; or (4) Submit a ballot at the Annual Meeting.

This Notice of the 2009 Annual Meeting of Shareholders and the accompanying Proxy Statement are sent by order of the Board of Directors.

Samuel F. Hatcher
Secretary

Columbus, Georgia
March 13, 2009

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, PLEASE VOTE YOUR SHARES PROMPTLY.

TABLE OF CONTENTS

Voting Information	1
Corporate Governance and Board Matters	5
Director Compensation	9
Proposals to Be Voted On:	
Proposal 1: Election of 18 Directors	12
Proposal 2: Ratification of Appointment of the Independent Auditor	15
Proposal 3: Advisory Vote on Compensation of Named Executive Officers	15
Executive Officers	16
Stock Ownership of Directors and Executive Officers	17
Audit Committee Report	19
Executive Compensation	21
Compensation Committee Report	34
Summary Compensation Table	35
Certain Relationships and Related Transactions	41
Principal Shareholders	45
Section 16(a) Beneficial Ownership Reporting Compliance	45
Shareholder Proposals and Nominations	45
General Information:	46
Financial Information	46
Solicitation of Proxies	46
Householding	46
Appendix A: Director Independence Standards	A-1
Financial Appendix	F-1

PROXY STATEMENT

VOTING INFORMATION

Purpose

You received this Proxy Statement and the accompanying proxy card because the Synovus Board of Directors is soliciting proxies to be used at the 2009 Annual Meeting of Shareholders, or "Annual Meeting", which will be held on April 23, 2009, at 10:00 a.m., at the RiverCenter for the Performing Arts, 900 Broadway, Columbus, Georgia 31901. Proxies are solicited to give all shareholders of record an opportunity to vote on matters to be presented at the Annual Meeting. In the following pages of this Proxy Statement, you will find information on matters to be voted upon at the Annual Meeting or any adjournment of that meeting.

Internet Availability of Proxy Materials

As permitted by the federal securities laws, Synovus is making this Proxy Statement and 2008 Annual Report available to it shareholders primarily via the Internet instead of mailing printed copies of these materials to each shareholder. On March 13, 2009, we mailed to our shareholders (other than those who previously requested electronic or paper delivery) a Notice of Internet Availability, or "Notice", containing instructions on how to access our proxy materials, including the Proxy Statement and accompanying 2008 Annual Report. These proxy materials are being made available to our shareholders on or about March 13, 2009. The Notice also provides instructions regarding how to access your proxy card to vote through the Internet or by telephone. The Proxy Statement and Annual Report are also available on our website at www.synovus.com/2009annualmeeting.

If you received a Notice by mail, you will not receive a printed copy of the proxy materials by mail unless you request printed materials. If you wish to receive printed proxy materials, you should follow the instructions for requesting such materials contained on the Notice.

If you receive more than one Notice, it means that your shares are registered differently and are held in more than one account. To ensure that all shares are voted, please either vote each account over the Internet or by telephone or sign and return by mail all proxy cards.

Who Can Vote

You are entitled to vote if you were a shareholder of record of Synovus common stock as of the close of business on February 13, 2009. Your shares can be voted at the meeting only if you are present or represented by a valid proxy.

If your shares are held in the name of a bank or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting will also be offered to shareholders owning shares through certain banks and brokers. If your shares are not registered in your own name and you plan to vote your shares in person at the Annual Meeting, you should contact your broker or agent to obtain a legal proxy or broker's proxy card and bring it to the Annual Meeting in order to vote.

Quorum and Shares Outstanding

A majority of the votes entitled to be cast by the holders of the outstanding shares of Synovus stock must be present, either in person or represented by proxy, in order to conduct the Annual Meeting. On February 13, 2009, 330,369,072 shares of Synovus stock were outstanding.

Proxies

The Board has designated two individuals to serve as proxies to vote the shares represented by proxies at the Annual Meeting. If you properly submit a proxy but do not specify how you want your shares to be voted, your shares will be voted by the designated proxies in accordance with the Board's recommendations as follows:

(1) **FOR** the election of the 18 director nominees named in this Proxy Statement;

(2) **FOR** the ratification of the appointment of KPMG LLP as Synovus' independent auditor for the year 2009; and

(3) **FOR** the approval of the compensation of Synovus' named executive officers as determined by the Compensation Committee.

The designated proxies will vote in their discretion on any other matter that may properly come before the Annual Meeting. At this time, we are unaware of any matters, other than as set forth above, that may properly come before the Annual Meeting.

Voting of Shares

Holders of Synovus common stock are entitled to ten votes on each matter submitted to a vote of shareholders for each share of Synovus common stock owned on February 13, 2009 which: (1) has had the same owner since February 13, 2005; (2) was acquired by reason of participation in a dividend reinvestment plan offered by Synovus and is held by the same owner who acquired it under such plan; (3) is held by the same owner to whom it was issued as a result of an acquisition of a company or business by Synovus where the resolutions adopted by Synovus' Board of Directors approving the acquisition specifically grant ten votes per share; (4) was acquired under any employee, officer and/or director benefit plan maintained for one or more employees, officers and/or directors of Synovus and/or its subsidiaries, and is held by the same owner for whom it was acquired under any such plan; (5) is held by the same owner to whom it was issued by Synovus, or to whom it was transferred by Synovus from treasury shares, and the resolutions adopted by Synovus' Board of Directors approving such issuance and/or transfer specifically grant ten votes per share; (6) was acquired as a direct result of a stock split, stock dividend or other type of share distribution if the share as to which it was distributed was acquired prior to, and has been held by the same owner since, February 13, 2005; (7) has been owned continuously by the same shareholder for a period of 48 consecutive months prior to the record date of any meeting of shareholders at which the share is eligible to be voted; or (8) is owned by a holder who, in addition to shares which are owned under the provisions of (1)-(7) above, is the owner of less than 1,139,063 shares of Synovus stock (which amount has been appropriately adjusted to reflect stock splits and with such amount to be appropriately adjusted to properly reflect any other change in Synovus stock by means of a stock split, a stock dividend, a recapitalization or otherwise). Holders of shares of Synovus stock not described above are entitled to one vote per share for each share. The actual voting power of each holder of shares of Synovus common stock will be based on information possessed by Synovus at the time of the Annual Meeting.

Synovus common stock is registered with the Securities and Exchange Commission, or "SEC," and is traded on the New York Stock Exchange, or "NYSE". Accordingly, Synovus stock is subject to the provisions of an NYSE rule which, in general, prohibits a company's common stock and equity securities from being authorized or remaining authorized for trading on the NYSE if the company issues securities or takes other corporate action that would have the effect of nullifying, restricting or disparately reducing the voting rights of existing shareholders of the company. However, the rule contains a "grandfather" provision, under which Synovus' ten vote provision falls, which, in general, permits grandfathered disparate voting rights plans to continue to operate as adopted. The number of votes that each shareholder will be entitled to exercise at the Annual Meeting will depend upon whether each share held by the shareholder meets the requirements which entitle one share of Synovus stock to ten votes on each matter submitted to a vote of shareholders. Shareholders of Synovus stock must complete the Certification on the proxy in order for any of the shares represented by the proxy to be entitled to ten votes per share. All shares entitled to vote and represented in person or by properly completed proxies received before the polls are closed at the Annual Meeting, and not revoked or superseded, will be voted in accordance with instructions indicated on those proxies.

SHAREHOLDERS WHO DO NOT CERTIFY ON THEIR PROXIES SUBMITTED BY MAIL, INTERNET OR PHONE THAT THEY ARE ENTITLED TO TEN VOTES PER SHARE WILL BE ENTITLED TO ONLY ONE VOTE PER SHARE.

Synovus Stock Plans: If you participate in the Synovus Dividend Reinvestment and Direct Stock Purchase Plan, the Synovus Employee Stock Purchase Plan and/or the Synovus Director Stock Purchase Plan, your proxy card represents shares held in the respective plan, as well as shares you hold directly in certificate form registered in the same name.

Required Votes

Election of 18 Directors. To be elected, each director nominee must receive more votes cast "for" such nominee's election than votes cast "against" such nominee's election. If a nominee who currently is serving as a director does not receive the required vote for re-election, Georgia law provides that such director will continue to serve on the Board of Directors as a "holdover" director. However, pursuant to Synovus' Corporate Governance Guidelines, each holdover director has tendered an irrevocable resignation that will be effective upon the Board's acceptance of such resignation. In that situation, our Nominating and Corporate Governance Committee would consider the resignation and make a recommendation to the Board of Directors about whether to accept or reject such resignation and publicly disclose its decision within 90 days following certification of the shareholder vote.

Ratification of Appointment of Independent Auditor. The affirmative vote of a majority of the votes cast is needed to ratify the appointment of KPMG LLP as Synovus' independent auditor for 2009.

Approval of Compensation of Named Executive Officers. The affirmative vote of a majority of the votes cast is needed to approve the advisory proposal on the compensation of Synovus' named executive officers.

Abstentions and Broker Non-Votes

Under certain circumstances, brokers are prohibited from exercising discretionary authority for beneficial owners who have not provided voting instructions to the broker (a "broker non-vote"). In these cases, and in cases where the shareholder abstains from voting on a matter, those shares will be counted for the purpose of determining if a quorum is present, but will not be included as votes cast with respect to those matters. Abstentions and broker non-votes will have no effect on the outcome of the vote for any of the proposals to be voted on at the Annual Meeting.

How You Can Vote

If you hold shares in your own name, you may vote by proxy or in person at the meeting. To vote by proxy, you may select one of the following options:

Vote By Telephone:

You can vote your shares by telephone by calling the toll-free telephone number (at no cost to you) shown on your proxy card. Telephone voting is available 24 hours a day, seven days a week. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded. Our telephone voting procedures are designed to authenticate the shareholder by using individual control numbers. If you vote by telephone, you do NOT need to return your proxy card.

Vote By Internet:

You can also choose to vote on the Internet. The website for Internet voting is shown on your proxy card. Internet voting is available 24 hours a day, seven days a week. You will be given the opportunity to confirm that your instructions have been properly recorded, and you can consent to view future proxy statements and annual reports on the Internet instead of receiving them in the mail. If you vote on the Internet, you do NOT need to return your proxy card.

Vote By Mail:

If you choose to vote by mail, simply mark your proxy card, date and sign it, sign the Certification and return both in the postage-paid envelope provided.

If your shares are held in the name of a bank, broker or other nominee, you will receive instructions from the holder of record that you must follow for your shares to be voted. Please follow their instructions carefully. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote in person at the Annual Meeting, you must request a legal proxy from your bank, broker or other nominee that holds your shares and present that proxy and proof of identification at the Annual Meeting.

Revocation of Proxy

If you are a shareholder of record and vote by proxy, you may revoke that proxy at any time before it is voted at the Annual Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us prior to the Annual Meeting, (2) voting again by telephone or on the Internet prior to the Annual Meeting, or (3) attending the Annual Meeting in person and casting a ballot.

If your Synovus shares are held by a bank, broker or other nominee, you must follow the instructions provided by the bank, broker or other nominee if you wish to change or revoke your vote.

Attending the Annual Meeting

The Annual Meeting will be held on Thursday, April 23, 2009 at 10:00 a.m. at the RiverCenter for the Performing Arts, 900 Broadway, Columbus, Georgia. Directions to the RiverCenter can be obtained from the Investor Relations page of Synovus' website at www.synovus.com. If you are unable to attend the meeting, you can listen to it live and view the slide presentation over the Internet at www.synovus.com/2009annualmeeting. Additionally, we will maintain copies of the slides and audio of the presentation for the Annual Meeting on our website for reference after the meeting. Information included on Synovus' website, other than the Proxy Statement and form of proxy, is not a part of the proxy soliciting material.

Voting Results

You can find the official results of the voting at the Annual Meeting in Synovus' Form 10-Q for the second quarter of 2009, which Synovus will file with the SEC no later than August 10, 2009.

CORPORATE GOVERNANCE AND BOARD MATTERS

Corporate Governance Philosophy

The business affairs of Synovus are managed under the direction of the Board of Directors in accordance with the Georgia Business Corporation Code, as implemented by Synovus' Articles of Incorporation and bylaws. The role of the Board of Directors is to effectively govern the affairs of Synovus for the benefit of its shareholders and other constituencies. The Board strives to ensure the success and continuity of business through the election of qualified management. It is also responsible for ensuring that Synovus' activities are conducted in a responsible and ethical manner. Synovus is committed to having sound corporate governance principles.

Independence

The NYSE listing standards provide that a director does not qualify as independent unless the Board of Directors affirmatively determines that the director has no material relationship with Synovus. The Board has established categorical standards of independence to assist it in determining director independence which conform to the independence requirements in the NYSE listing standards. The categorical standards of independence are incorporated within our Corporate Governance Guidelines, are attached to this Proxy Statement as Appendix A and are also available in the Corporate Governance Section of our website at www.synovus.com/governance.

The Board has affirmatively determined that a majority of its members are independent as defined by the listing standards of the NYSE and meet the categorical standards of independence set by the Board. Synovus' Board has determined that the following directors are independent: Daniel P. Amos, Richard Y. Bradley, Frank W. Brumley, Elizabeth W. Camp, T. Michael Goodrich, V. Nathaniel Hansford, Mason H. Lampton, Elizabeth C. Ogie, H. Lynn Page, J. Neal Purcell, Melvin T. Stith, William B. Turner, Jr. and James D. Yancey. Please see "Certain Relationships and Related Transactions" on page 41 which includes information with respect to relationships between Synovus and its independent directors. These relationships have been considered by the Board in determining a director's independence from Synovus under Synovus' Corporate Governance Guidelines and the NYSE listing standards and were determined to be immaterial.

Attendance at Meetings

The Board of Directors held six meetings in 2008. All directors attended at least 75% of Board and committee meetings held during their tenure during 2008 except Mr. Amos, who attended at least 66% of Board and committee meetings. The average attendance by directors at the aggregate number of Board and committee meetings they were scheduled to attend was 95%. Although Synovus has no formal policy with respect to Board members' attendance at its annual meetings, it is customary for all Board members to attend the annual meetings. All but one of Synovus' directors who were serving at the time attended Synovus' 2008 Annual Meeting of Shareholders.

Committees of the Board

Synovus' Board of Directors has four principal standing committees — an Executive Committee, an Audit Committee, a Corporate Governance and Nominating Committee and a Compensation Committee. Each committee has a written charter adopted by the Board of Directors that complies with the listing standards of the NYSE pertaining to corporate governance. Copies of the committee charters are available in the Corporate Governance section of our website at www.synovus.com/governance. The Board has determined that each member of the Audit, Corporate Governance and Nominating and Compensation Committees is an independent director as defined by the listing standards of the NYSE and our Corporate

Governance Guidelines. The following table shows the membership of the various committees as of the date of this Proxy Statement.

Executive	Audit	Corporate Governance and Nominating	Compensation
V. Nathaniel Hansford, Chair	J. Neal Purcell, Chair	Richard Y. Bradley, Chair	T. Michael Goodrich, Chair*
Richard E. Anthony	Elizabeth W. Camp	Daniel P. Amos	V. Nathaniel Hansford
James H. Blanchard	H. Lynn Page	Frank W. Brumley	Mason H. Lampton
Richard Y. Bradley	Melvin T. Stith	Elizabeth C. Ogie	
Gardiner W. Garrard, Jr.			
T. Michael Goodrich			
Mason H. Lampton			
J. Neal Purcell			
William B. Turner, Jr.			
James D. Yancey			

* Mr. Goodrich was elected as Chairman of the Compensation Committee on January 22, 2009. Prior to that date, Mr. Hansford served as Chairman of the Compensation Committee.

Executive Committee. Synovus' Executive Committee held four meetings in 2008. During the intervals between meetings of Synovus' Board of Directors, Synovus' Executive Committee possesses and may exercise any and all of the powers of Synovus' Board of Directors in the management and direction of the business and affairs of Synovus with respect to which specific direction has not been previously given by Synovus' Board of Directors unless Board action is required by Synovus' governing documents, law or rule.

Audit Committee. Synovus' Audit Committee held 10 meetings in 2008. Its report is on page 19. The Board has determined that all four members of the Committee are independent and financially literate under the rules of the NYSE and that at least one member, J. Neal Purcell, is an "audit committee financial expert" as defined by the rules of the SEC. The primary functions of Synovus' Audit Committee include:

- Monitoring the integrity of Synovus' financial statements, Synovus' systems of internal controls and Synovus' compliance with regulatory and legal requirements;
- Monitoring Synovus' enterprise risk management framework;
- Monitoring the independence, qualifications and performance of Synovus' independent auditor and internal auditing activities; and
- Providing an avenue of communication among the independent auditor, management, internal audit and the Board of Directors.

Corporate Governance and Nominating Committee. Synovus' Corporate Governance and Nominating Committee held three meetings in 2008. The primary functions of Synovus' Corporate Governance and Nominating Committee include:

- Identifying qualified individuals to become Board members;
- Recommending to the Board the director nominees for each annual meeting of shareholders and director nominees to be elected by the Board to fill interim director vacancies;
- Overseeing the annual review and evaluation of the performance of the Board and its committees;
- Developing and recommending to the Board corporate governance guidelines; and
- Developing and recommending to the Board compensation for non-employee directors.

Compensation Committee. Synovus' Compensation Committee held six meetings in 2008. Its report is on page 34. The primary functions of Synovus' Compensation Committee include:

- Designing and overseeing Synovus' executive compensation program;
- Designing and overseeing all compensation and benefit programs in which employees and officers of Synovus are eligible to participate; and
- Performing an annual evaluation of the Chief Executive Officer.

The Compensation Committee's charter reflects these responsibilities and allows the Committee to delegate any matters within its authority to individuals or subcommittees it deems appropriate. In addition, the Committee has the authority under its charter to retain outside advisors to assist the Committee in the performance of its duties. In January 2008, the Committee retained the services of Hewitt Associates ("Hewitt") for 2008 to:

- Provide ongoing recommendations regarding executive compensation consistent with Synovus' business needs, pay philosophy, market trends and latest legal and regulatory considerations;
- Provide market data for base salary, short-term incentive and long-term incentive decisions; and
- Advise the Committee as to best practices.

Hewitt was engaged directly by the Committee, although the Committee also directed that Hewitt continue to work with Synovus' management. Synovus' Director of Human Resources and his staff develop executive compensation recommendations for the Committee's consideration in conjunction with Synovus' Chief Executive Officer and Chief People Officer and with the advice of Hewitt.

Synovus' Director of Human Resources works with the Chairman of the Committee to establish the agenda for Committee meetings. Management also prepares background information for each Committee meeting. Synovus' Chief People Officer and Director of Human Resources attend all Committee meetings, while Synovus' Chief Executive Officer attends some Committee meetings by invitation of the Committee, such as the Committee meeting in which his performance is reviewed with the Committee or other meetings upon the request of the Committee. The Chief Executive Officer, Chief People Officer and the Director of Human Resources do not have authority to vote on Committee matters. A compensation consultant with Hewitt attended five of the Committee meetings held during 2008 upon the request of the Committee.

Compensation Committee Interlocks and Insider Participation. Messrs. Hansford, Goodrich and Lampton served on the Compensation Committee during 2008. None of these individuals is or has been an officer or employee of Synovus. There are no Compensation Committee interlocks.

Consideration of Director Candidates

Shareholder Candidates. The Corporate Governance and Nominating Committee will consider candidates for nomination as a director submitted by shareholders. Although the Committee does not have a separate policy that addresses the consideration of director candidates recommended by shareholders, the Board does not believe that such a separate policy is necessary as Synovus' bylaws permit shareholders to nominate candidates and as one of the duties set forth in the Corporate Governance and Nominating Committee charter is to review and consider director candidates submitted by shareholders. The Committee will evaluate individuals recommended by shareholders for nomination as directors according to the criteria discussed below and in accordance with Synovus' bylaws and the procedures described under "Shareholder Proposals and Nominations" on page 45.

Director Qualifications. Synovus' Corporate Governance Guidelines contain Board membership criteria considered by the Corporate Governance and Nominating Committee in recommending nominees for a position on Synovus' Board. The Committee believes that, at a minimum, a director candidate must possess personal and professional integrity, sound judgment and forthrightness. A director candidate must also have sufficient time and energy to devote to the affairs of Synovus, be free from conflicts of interest with Synovus, must not have reached the retirement age for Synovus directors and be willing to make, and financially capable of making, the required investment in Synovus' stock pursuant to Synovus' Director Stock Ownership Guidelines. The Committee also considers the following criteria when reviewing a director candidate:

- The extent of the director's/potential director's business acumen and experience;
- Whether the director/potential director assists in achieving a mix of Board members that represents a diversity of background and experience, including with respect to age, gender, race, place of residence and specialized experience;
- Whether the director/potential director meets the independence requirements of the listing standards of the NYSE;
- Whether the director/potential director would be considered a "financial expert" or "financially literate" as defined in the listing standards of the NYSE;
- Whether the director/potential director, by virtue of particular technical expertise, experience or specialized skill relevant to Synovus' current or future business, will add specific value as a Board member; and
- Whether the director/potential director possesses a willingness to challenge and stimulate management and the ability to work as part of a team in an environment of trust.

Identifying and Evaluating Nominees

The Corporate Governance and Nominating Committee has two primary methods for identifying director candidates (other than those proposed by Synovus' shareholders, as discussed above). First, on a periodic basis, the Committee solicits ideas for possible candidates from a number of sources including members of the Board, Synovus executives and individuals personally known to the members of the Board. Second, the Committee is authorized to use its authority under its charter to retain at Synovus' expense one or more search firms to identify candidates (and to approve such firms' fees and other retention terms).

The Committee will consider all director candidates identified through the processes described above, and will evaluate each of them, including incumbents, based on the same criteria. The director candidates are evaluated at regular or special meetings of the Committee and may be considered at any point during the year. If based on the Committee's initial evaluation a director candidate continues to be of interest to the Committee, the Chair of the Committee will interview the candidate and communicate his evaluation to the other Committee members and executive management. Additional interviews are conducted, if necessary, and ultimately the Committee will meet to finalize its list of recommended candidates for the Board's consideration.

Meetings of Non-Management and Independent Directors

The non-management directors of Synovus meet separately at least four times a year after each regularly scheduled meeting of the Board of Directors. Synovus' independent directors meet at least once a year. V. Nathaniel Hansford, Synovus' Lead Director, presides at the meetings of non-management and independent directors.

Communicating with the Board

Synovus' Board provides a process for shareholders and other interested parties to communicate with one or more members of the Board, including the Lead Director, or the non-management or independent directors as a group. Shareholders and other interested parties may communicate with the Board by writing the Board of Directors, Synovus Financial Corp., c/o General Counsel's Office, 1111 Bay Avenue, Suite 500, Columbus, Georgia 31901 or by calling (800) 240-1242. These procedures are also available in the Corporate Governance section of our website at www.synovus.com/governance. Synovus' process for handling shareholder and other communications to the Board has been approved by Synovus' independent directors.

Additional Information about Corporate Governance

Synovus has adopted Corporate Governance Guidelines which are regularly reviewed by the Corporate Governance and Nominating Committee. We have also adopted a Code of Business Conduct and Ethics which is applicable to all directors, officers and employees. In addition, we maintain procedures for the confidential, anonymous submission of any complaints or concerns about Synovus, including complaints regarding accounting, internal accounting controls or auditing matters. Shareholders may access Synovus' Corporate Governance Guidelines, Code of Business Conduct and Ethics, each committee's current charter, procedures for shareholders and other interested parties to communicate with the Lead Director or with the non-management or independent directors individually or as a group and procedures for reporting complaints and concerns about Synovus, including complaints concerning accounting, internal accounting controls and auditing matters in the Corporate Governance section of our website at www.synovus.com/governance. Copies of these documents are also available in print upon written request to the Corporate Secretary, Synovus Financial Corp., 1111 Bay Avenue, Suite 500, Columbus, Georgia 31901.

DIRECTOR COMPENSATION

Director Compensation Table

The following table summarizes the compensation paid by Synovus to directors for the year ended December 31, 2008.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)	Total ($)
Daniel P. Amos	$47,500	$14,012	$ 10,000(2)	$ 71,512
James H. Blanchard	50,000	9,013	130,579(3)(4)	189,592
Richard Y. Bradley	65,000	15,145	9,800(3)	89,945
Frank W. Brumley	47,500	14,012	31,850(2)(3)(5)	93,362
Elizabeth W. Camp	55,000	14,012	15,500(2)(3)	84,512
Gardiner W. Garrard, Jr.	50,000	14,012	9,800(3)(5)	73,812
T. Michael Goodrich	60,000	14,012	19,750(2)(3)	93,762
V. Nathaniel Hansford	75,000	14,012	16,550(2)(3)	105,562
Mason H. Lampton	60,000	14,012	10,000(2)	84,012
Elizabeth C. Ogie	47,500	14,012	5,900(3)	67,412
H. Lynn Page	55,000	14,012	9,900(3)	78,912
J. Neal Purcell	80,000	14,012	10,000(2)	104,012
Melvin T. Stith	55,000	14,012	10,000(2)	79,012
Philip W. Tomlinson	40,000	3,658	5,000(2)	48,658
William B. Turner, Jr.	50,000	14,012	6,600(3)	70,612
James D. Yancey	50,000	14,012	39,000(2)(3)(5)(6)	103,012

** Compensation for Messrs. Anthony and Green for service on the Synovus Board is described under the Summary Compensation Table found on page 35.

(1) The grant date fair value of the 1,000 restricted shares of Synovus stock awarded to each director in 2008 was $12,400. The amounts in this column reflects the dollar amount recognized as accounting expense for financial statement reporting purposes for the year ended December 31, 2008 in accordance with FAS 123(R) and includes amounts from awards granted in 2008 and prior to 2008. For a discussion of the restricted stock awards reported in this column, see Note 20 of Notes to Consolidated Financial Statements in the Financial Appendix. At December 31, 2008, Mr. Tomlinson held 1,000 shares of Synovus restricted stock, none of which are vested, and the other directors each held 1,500 shares of Synovus restricted stock, none of which are vested. Dividends are paid on the restricted stock award shares.

(2) Includes $10,000 in contributions made by Synovus under Synovus' Director Stock Purchase Plan for this director, except that $7,500 is included for Mr. Hansford and $5,000 is included for Mr. Tomlinson. As described more fully below, qualifying directors can elect to contribute up to $5,000 per calendar quarter to make purchases of Synovus stock, and Synovus contributes an additional amount equal to 50% of the directors' cash contributions under the plan.

(3) Includes compensation of $5,400 for Mr. Blanchard, $9,800 for Mr. Bradley, $15,850 for Mr. Brumley, $5,500 for Ms. Camp, $3,800 for Mr. Garrard, $9,750 for Mr. Goodrich, $9,050 for Mr. Hansford, $5,900 for Ms. Ogie, $9,900 for Mr. Page, $6,600 for Mr. Turner and $23,000 for Mr. Yancey for service as a director of certain of Synovus' subsidiaries.

(4) Includes perquisite of $106,974 for Mr. Blanchard for providing him with administrative assistance and includes the incremental cost to Synovus of $9,633 for providing him with personal use of corporate aircraft. Also includes the incremental costs incurred by Synovus, if any, for providing Mr. Blanchard with office space and security alarm monitoring. In calculating the incremental cost to Synovus of providing Mr. Blanchard with administrative assistance, Synovus aggregated the cost of providing salary, benefits and office space (based on lease payments per square foot) to Mr. Blanchard's administrative assistant. In calculating the incremental cost to Synovus of providing Mr. Blanchard with personal use of corporate aircraft, Synovus aggregated the cost of fuel, maintenance, crew travel expenses, on-board catering, landing fees, trip-related hangar and parking costs and smaller variable costs. Since the company owned aircraft are used primarily for business travel, the calculation does not include fixed costs that do not change based on usage, such as pilots' salaries and the purchase costs of the aircraft. Amounts for office space and security alarm monitoring are not quantified because they do not exceed the greater of $25,000 or 10% of the total amount of perquisite.

(5) Includes $6,000 for service on the Real Estate Committee, an advisory committee to the Board of Directors. The Real Estate Committee held six meetings in 2008, with each member receiving $1,000 per meeting.

(6) Includes the incremental costs incurred by Synovus, if any, for providing Mr. Yancey with security alarm monitoring.

Director Compensation Program

The Corporate Governance and Nominating Committee is responsible for the oversight and administration of the Synovus director compensation program. The Committee's charter reflects these responsibilities and does not allow the Committee to delegate its authority to any person other than the members of the Corporate Governance and Nominating Committee. Under its charter, the Committee has authority to retain outside advisors to assist the Committee in performance of its duties. In November 2006, the Committee retained Mercer Human Resource Consulting ("Mercer") to review the competitiveness of the Synovus director compensation program. Mercer was directed to evaluate existing peer groups of companies against which to benchmark director compensation at Synovus and to review and compare director pay practices at Synovus to industry peer companies and to those of general industry companies, analyzing compensation, long-term incentive compensation and total compensation. The Committee, with the assistance of Mercer, studied compensation at a peer group of 26 companies in the banking industry and at 350 large industrial, financial and service organizations. The Committee also asked Mercer to review recent director pay trends, including shifts in pay mix, equity compensation trends and changes related to increased responsibilities and liability. Mercer's recommendations for director compensation were then presented to the Committee. The Committee discussed and considered these recommendations and recommended to the Board that it approve the current compensation structure for non-management directors. The decisions made by the Committee are the responsibility of the Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.

Cash Compensation of Directors. As reflected in the "Fees Earned or Paid in Cash" column of the Director Compensation Table above, for the fiscal year ended December 31, 2008, directors of Synovus received an annual cash retainer of $40,000, with Compensation Committee and Executive Committee members receiving an additional cash retainer of $10,000, Corporate Governance and Nominating Committee members receiving an additional cash retainer of $7,500 and Audit Committee members receiving an additional cash retainer of $15,000. In addition, the Chairperson of the Corporate Governance and Nominating Committee received a $7,500 cash retainer, the Chairperson of the Compensation Committee received a $10,000 cash retainer, the Chairperson of the Audit Committee received a $15,000 cash retainer and the Lead Director received a $5,000 cash retainer. Directors who are employees of Synovus do not receive any additional compensation for their service on the Board.

By paying directors an annual retainer, Synovus compensates each director for his or her role and judgment as an advisor to Synovus, rather than for his or her attendance or effort at individual meetings. In so doing, directors with added responsibility are recognized with higher cash compensation. For example, members of the Audit Committee receive a higher cash retainer based upon the enhanced duties, time commitment and responsibilities of service on that committee. The Corporate Governance and Nominating Committee believes that this additional cash compensation is appropriate. In addition, directors may from time to time receive compensation for serving on special committees of the Synovus Board.

Directors may elect to defer all or a portion of their cash compensation under the Synovus Directors' Deferred Compensation Plan. The Directors' Deferred Compensation Plan does not provide directors with an "above market" rate of return. Instead, the deferred amounts are deposited into one or more investment funds at the election of the director. In so doing, the plan is designed to allow directors to defer the income taxation of a portion of their compensation and to receive an investment return on those deferred amounts. All deferred fees are payable only in cash. Each of Messrs. Hansford and Purcell and Ms. Camp deferred all of their cash compensation under this plan during 2008.

Equity Compensation of Directors. During 2008, non-management directors also received an annual award of 1,000 restricted shares of Synovus stock under the Synovus 2007 Omnibus Plan, 100% of which vests after three years. The Board granted these restricted stock awards to directors on February 11, 2008. These restricted stock awards are intended to provide equity ownership and to focus directors on the long-term performance of Synovus. In January 2009, based upon a recommendation from the Corporate Governance and Nominating Committee, in light of current economic conditions, the Board determined to postpone any 2009 restricted stock awards to non-management directors.

Synovus' Director Stock Purchase Plan is a non-qualified, contributory stock purchase plan pursuant to which qualifying Synovus directors can purchase, with the assistance of contributions from Synovus, presently issued and outstanding shares of Synovus stock. Under the terms of the Director Stock Purchase Plan, qualifying directors can elect to contribute up to $5,000 per calendar quarter to make purchases of Synovus stock, and Synovus contributes an additional amount equal to 50% of the directors' cash contributions. Participants in the Director Stock Purchase Plan are fully vested in, and may request the issuance to them of, all shares of Synovus stock purchased for their benefit under the Plan. Synovus' contributions under this Plan are included in the "All Other Compensation" column of the Director Compensation Table above. Synovus' contributions under the Director Stock Purchase Plan further provide directors the opportunity to buy and maintain an equity interest in Synovus and to share in the capital appreciation of Synovus.

The restricted stock awards to directors and Synovus' contributions under the Director Stock Purchase Plan also assist and facilitate directors' fulfillment of their stock ownership requirements. Synovus' Corporate Governance Guidelines require all directors to accumulate over time shares of Synovus stock equal in value to at least three times the value of their annual retainer. Directors have five years to attain this level of total stock ownership but must attain a share ownership threshold of one times the amount of the director's annual retainer within three years. These stock ownership guidelines are designed to align the interests of Synovus' directors to that of Synovus' shareholders and the long-term performance of Synovus. All of Synovus' non-management directors were in compliance with the guidelines as of December 31, 2008.

Consulting Agreement

Synovus entered into a one-year Consulting Agreement with Mr. Blanchard effective October 18, 2006, the date of his retirement as Chairman of the Board, which agreement expired in October 2007. Under the Consulting Agreement, Mr. Blanchard provided consulting services as requested by the Synovus' Chief Executive Officer or Board of Directors. Mr. Blanchard's specific duties included serving on various boards of directors of financial services and civic and charitable organizations and providing Synovus with advice and counsel regarding these matters, developing major prospective customers and existing customer relationships and entertaining prospects and customers, and providing leadership training. In exchange for these services, Mr. Blanchard received monthly payments of $26,667 and was provided with 25 hours of personal use of Synovus aircraft in 2007. Mr. Blanchard also received office space and administrative assistance during the term of the Agreement and will continue to do so for two years thereafter. In 2008, Mr. Blanchard received office space, administrative assistance and 6.3 hours of personal use of Synovus' aircraft, resulting in aggregate benefits of $125,179, as set forth under "All Other Compensation" in the Director Compensation Table on page 9.

PROPOSALS TO BE VOTED ON

PROPOSAL 1: ELECTION OF 18 DIRECTORS

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" ALL 18 NOMINEES.

Number

Pursuant to Synovus' bylaws, the Board shall consist of not less than 8 nor more than 25 directors with such number to be set either by the Board of Directors or shareholders representing at least 66⅔% of the votes entitled to be cast by the holders of all of Synovus' issued and outstanding shares. In January 2009, the Board set the size of the Board at 18. Proxies cannot be voted at the 2009 Annual Meeting for a greater number of persons than the 18 nominees named in this Proxy Statement.

Nominees for Election as Director

The Board has nominated each of the following 18 individuals to be elected as directors at the Annual Meeting upon the recommendation of the Corporate Governance and Nominating Committee. All nominees are currently directors of Synovus. Each director elected will serve until the next Annual Meeting and until his or her successor is duly elected and qualified or until his or her earlier retirement, resignation or removal. The Board believes that each director nominee will be able to stand for election. If any nominee becomes unable to stand for election, proxies in favor of that nominee will be voted in favor of the remaining nominees and in favor of any substitute nominee named by the Board upon the recommendation of the Corporate Governance and Nominating Committee.

Following is the principal occupation, age and certain other information for each director nominee. Unless otherwise noted, each of the nominees has held, or is retired after holding, the same position for at least the past five years.

Name	Age	Year First Elected Director	Principal Occupation and Other Information
Daniel P. Amos(1)	57	2001	Chairman of the Board and Chief Executive Officer, Aflac Incorporated (Insurance Holding Company)
Richard E. Anthony(2)	62	1993	Chairman of the Board and Chief Executive Officer, Synovus Financial Corp.; Director, Total System Services, Inc.
James H. Blanchard(3)	67	1972	Chairman of the Board and Chief Executive Officer, Retired, Synovus Financial Corp.; Director, Total System Services, Inc. and AT&T Corp.
Richard Y. Bradley	70	1991	Partner, Bradley & Hatcher (Law Firm); Director, Total System Services, Inc.
Frank W. Brumley(4)	68	2004	Chairman of the Board and Chief Executive Officer, Daniel Island Company (Planned Community Development)
Elizabeth W. Camp	57	2003	President and Chief Executive Officer, DF Management, Inc. (Investment and Management of Commercial Real Estate)
Gardiner W. Garrard, Jr.	68	1972	President, The Jordan Company (Real Estate Development and Private Equity Investments); Director, Total System Services, Inc.
T. Michael Goodrich	63	2004	Chairman and Chief Executive Officer, Retired, BE&K, Inc. (Engineering and Construction Company); Director, Energen Corporation
Frederick L. Green, III(5)	50	2006	President and Chief Operating Officer, Synovus Financial Corp.
V. Nathaniel Hansford(6)	65	1985	President, Retired, North Georgia College and State University
Mason H. Lampton(7)	61	1993	Chairman of the Board, Standard Concrete Products (Construction Materials Company); Director, Total System Services, Inc.
Elizabeth C. Ogie(8)	58	1993	Private Investor
H. Lynn Page	68	1978	Vice Chairman of the Board, Retired, Synovus Financial Corp.; Director, Total System Services, Inc.

Name	Age	Year First Elected Director	Principal Occupation and Other Information
J. Neal Purcell	67	2003	Vice Chairman, Retired, KPMG LLP (Professional Services Provider); Director, Southern Company and Kaiser Permanente
Melvin T. Stith(9)	62	1998	Dean, Martin J. Whitman School of Management, Syracuse University; Director, Flowers Foods, Inc.
Philip W. Tomlinson(10)	62	2008	Chairman of the Board and Chief Executive Officer, Total System Services, Inc. (Payments Processing)
William B. Turner, Jr.(8)	57	2003	Vice Chairman of the Board and President, Retired, W.C. Bradley Co. (Consumer Products and Real Estate)
James D. Yancey(11)	67	1978	Chairman of the Board, Columbus Bank and Trust Company; Chairman of the Board, Retired, Synovus Financial Corp.; Director, Total System Services, Inc.

(1) Daniel P. Amos previously served as a director of Synovus from 1991 until 1998, when he resigned as a director as required by federal banking regulations to join the board of a company affiliated with a Japanese bank.

(2) Richard E. Anthony was elected Chairman of the Board and Chief Executive Officer of Synovus in October 2006. From 1995 until 2006, Mr. Anthony served in various capacities with Synovus, including Chief Executive Officer and President and Chief Operating Officer of Synovus.

(3) James H. Blanchard was elected Chairman of the Board of Synovus in July 2005 and retired from that position in October 2006. Prior to 2005, Mr. Blanchard served in various capacities with Synovus and Columbus Bank and Trust Company, a banking subsidiary of Synovus, including Chairman of the Board and Chief Executive Officer of Synovus and Chief Executive Officer of Columbus Bank and Trust Company. Mr. Blanchard also retired as an executive officer of Total System Services, Inc. ("TSYS") in October 2006. Prior to 2006, Mr. Blanchard served as Chairman of the Executive Committee of TSYS in an executive officer capacity.

(4) Frank W. Brumley was elected Chairman of the Board and Chief Executive Officer of Daniel Island Company in January 2006. Prior to 2006, Mr. Brumley served as President of Daniel Island Company.

(5) Frederick L. Green, III was elected President and Chief Operating Officer of Synovus in October 2006. Mr. Green served as Vice Chairman of Synovus from 2003 until 2006. From 1991 until 2003, Mr. Green served in various capacities with The National Bank of South Carolina, a banking subsidiary of Synovus, including President of The National Bank of South Carolina.

(6) V. Nathaniel Hansford serves as Lead Director of the Synovus Board.

(7) Mason H. Lampton was elected Chairman of the Board of Standard Concrete Products in June 2004. Prior to 2004, Mr. Lampton served as President and Chief Executive Officer of Standard Concrete Products.

(8) Elizabeth C. Ogie and William B. Turner, Jr. are first cousins.

(9) Melvin T. Stith was appointed Dean of Syracuse University's Martin J. Whitman School of Management in January 2005. Prior to 2005, Mr. Stith served as Dean of the College of Business at Florida State University.

(10) Philip W. Tomlinson was elected Chairman of the Board and Chief Executive Officer of TSYS in January 2006. Prior to 2006, Mr. Tomlinson served as Chief Executive Officer of TSYS.

(11) James D. Yancey retired as an executive employee of Synovus in December 2004 and served as a non-executive Chairman of the Board until July 2005. Mr. Yancey was elected as an executive Chairman of the Board of Synovus in October 2003. Prior to 2003, Mr. Yancey served in various capacities with Synovus and/or Columbus Bank and Trust Company, including Vice Chairman of the Board and President of both Synovus and Columbus Bank and Trust Company.

PROPOSAL 2: RATIFICATION OF APPOINTMENT OF THE INDEPENDENT AUDITOR

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS THE INDEPENDENT AUDITOR.

The Audit Committee has appointed the firm of KPMG LLP as the independent auditor to audit the consolidated financial statements of Synovus and its subsidiaries for the fiscal year ending December 31, 2009 and Synovus' internal control over financial reporting as of December 31, 2009. Although shareholder ratification of the appointment of Synovus' independent auditor is not required by our bylaws or otherwise, we are submitting the selection of KPMG to our shareholders for ratification to permit shareholders to participate in this important corporate decision. If not ratified, the Audit Committee will reconsider the selection, although the Audit Committee will not be required to select a different independent auditor for Synovus.

KPMG served as Synovus' independent auditor for the fiscal year ending December 31, 2008. Representatives of KPMG will be present at the Annual Meeting with the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from shareholders present at the meeting.

PROPOSAL 3: ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS DETERMINED BY THE COMPENSATION COMMITTEE, AS DESCRIBED IN THE COMPENSATION DISCUSSION AND ANALYSIS AND THE TABULAR DISCLOSURE REGARDING NAMED EXECUTIVE OFFICER COMPENSATION (TOGETHER WITH THE ACCOMPANYING NARRATIVE DISCLOSURE) IN THIS PROXY STATEMENT.

Synovus believes that our compensation policies and procedures for our named executive officers are competitive, are focused on pay for performance principles and are strongly aligned with the long-term interests of our shareholders. Synovus also believes that both we and our shareholders benefit from responsive corporate governance policies and constructive and consistent dialogue. The proposal described below, commonly known as a "Say on Pay" proposal, gives you as a shareholder the opportunity to endorse or not endorse the compensation for our named executive officers by voting to approve or not approve such compensation as described in this Proxy Statement.

As discussed under "Executive Compensation - Compensation Discussion and Analysis" beginning on page 21, Synovus' compensation program for its executive officers is competitive, performance-oriented and designed to support our strategic goals. Compensation of our named executive officers for 2008 reflected Synovus' financial performance for 2008. In particular,

- For the second year in a row, we paid no bonuses to named executive officers;
- Long-term incentive opportunities that were earned based on 2006-2008 performance have been postponed indefinitely; and
- There were no regular base salary increases for 2008 for named executive officers.

On February 13, 2009, the United States Congress passed the American Recovery and Reinvestment Act of 2009 (the "ARRA"). The ARRA requires, among other things, all participants in the Troubled Asset Relief Program to permit a non-binding shareholder vote to approve the compensation of the company's executives. Accordingly, we are asking you to approve the compensation of Synovus' named executive officers as described under "Executive Compensation - Compensation Discussion and Analysis" and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement (see pages 21 to 41). Under the ARRA, your vote is advisory and will not be binding upon the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

EXECUTIVE OFFICERS

The following table sets forth the name, age and position with Synovus of each executive officer of Synovus.

Name	Age	Position with Synovus
Richard E. Anthony(1)	62	Chairman of the Board and Chief Executive Officer
Frederick L. Green, III(1)	50	President and Chief Operating Officer
Elizabeth R. James(2)	47	Vice Chairman, Chief People Officer and Chief Information Officer
Thomas J. Prescott(3)	54	Executive Vice President and Chief Financial Officer
Mark G. Holladay(4)	53	Executive Vice President and Chief Risk Officer
Samuel F. Hatcher(5)	63	Executive Vice President, General Counsel and Secretary
Liliana C. McDaniel(6)	44	Chief Accounting Officer

(1) As Messrs. Anthony and Green are directors of Synovus, relevant information pertaining to their positions with Synovus is set forth under the caption "Nominees for Election as Director" on page 12.

(2) Elizabeth R. James was elected Vice Chairman of Synovus in May 2000. From 1986 until 2000, Ms. James served in various capacities with Synovus and/or its subsidiaries, including Chief Information Officer and Chief People Officer of Synovus.

(3) Thomas J. Prescott was elected Executive Vice President and Chief Financial Officer of Synovus in December 1996. From 1987 until 1996, Mr. Prescott served in various capacities with Synovus, including Executive Vice President and Treasurer.

(4) Mark G. Holladay was elected Executive Vice President and Chief Risk Officer of Synovus in October 2008. From 2000 to 2008, Mr. Holladay served as Executive Vice President and Chief Credit Officer of Synovus. From 1974 until 2000, Mr. Holladay served in various capacities with Columbus Bank and Trust Company, including Executive Vice President.

(5) Samuel F. Hatcher was elected Executive Vice President, General Counsel and Secretary of Synovus in April 2008. From 2005 until April 2008, Mr. Hatcher was a partner in the law firm of Bradley & Hatcher in Columbus, Georgia and from 2002 until April 2008, he was a partner in the law firm of Hatcher Thomas, LLC in Atlanta, Georgia. Prior to 2002, Mr. Hatcher served as the General Counsel of Equitable Real Estate Investment Management, Inc.

(6) Liliana C. McDaniel was elected Chief Accounting Officer in July 2006. From 2001 until 2006, Ms. McDaniel was the Senior Vice President, Director of Financial Reporting at Synovus. From 1998 to 2001, she served as Synovus' Vice President, Financial Reporting Manager.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth ownership of shares of Synovus common stock by each director, each executive officer named in the Summary Compensation Table and all directors and executive officers as a group as of December 31, 2008.

Name	Shares of Synovus Stock Beneficially Owned with Sole Voting And Investment Power as of 12/31/08	Shares of Synovus Stock Beneficially Owned with Shared Voting And Investment Power as of 12/31/08	Shares of Synovus Stock Beneficially Owned with Sole Voting and No Investment Power as of 12/31/08	Total Shares of Synovus Stock Beneficially Owned as of 12/31/08(1)	Percentage of Outstanding Shares of Synovus Stock Beneficially Owned as of 12/31/08
Daniel P. Amos	297,753	10,950	1,500	310,203	*
Richard E. Anthony	701,663	70,429	65,027	2,332,857	1
James H. Blanchard	353,014	1,486,057	6,150	6,776,839	2
Richard Y. Bradley	32,336	147,255	1,500	181,091	*
Frank W. Brumley	41,083	45,009	1,500	87,592	*
Elizabeth W. Camp	30,331	2,703	1,500	34,534	*
Gardiner W. Garrard, Jr.	155,147	628,821	1,500	785,468	*
T. Michael Goodrich	165,366	19,730(2)	1,500	186,596	*
Frederick L. Green, III	177,033	622	18,311	512,783	*
V. Nathaniel Hansford	126,934	341,832	1,500	470,266	*
Mark G. Holladay	53,326	—	3,909	885,360	*
Elizabeth R. James	69,188	—	9,136	1,279,600	*
Mason H. Lampton	103,921	1,395	1,500	106,816	*
Elizabeth C. Ogie	472,992	2,215,703	1,500	2,690,195	1
H. Lynn Page	662,712	11,515	1,500	675,727	*
Thomas J. Prescott	76,885	—	9,012	1,279,632	*
J. Neal Purcell	18,689	—	1,500	20,189	*
Melvin T. Stith	13,562	131	1,500	15,193	*
Philip W. Tomlinson	83,788	—	1,000	84,788	*
William B. Turner, Jr.	153,187	232,616	1,500	387,303	*
James D. Yancey	833,142	293,500	1,500	2,892,757	1
Directors and Executive Officers as a Group (23 persons)	4,653,360	5,508,268	135,355	22,105,975	6.5

* Less than one percent of the outstanding shares of Synovus stock.

(1) The totals shown in the table above for the directors and executive officers of Synovus listed below include the following shares as of December 31, 2008: (a) under the heading "Stock Options" the number of shares of Synovus stock that each individual had the right to acquire within 60 days through the exercise of stock options, and (b) under the heading "Pledged Shares" the number of shares of Synovus stock that were pledged, including shares held in a margin account.

Name	Stock Options	Pledged Shares
Richard E. Anthony	1,495,738	67,823
James H. Blanchard	4,931,618	872,812
Gardiner W. Garrard, Jr.	—	290,427
Frederick L. Green, III	316,817	102,595
Mark G. Holladay	828,125	30,927
Elizabeth R. James	1,201,276	—
Mason H. Lampton	—	58,275
Elizabeth C. Ogie	—	221,699
H. Lynn Page	—	66,468
Thomas J. Prescott	1,193,735	—
William B. Turner, Jr.	—	50,000
James D. Yancey	1,764,615	241,228

In addition, the other executive officers of Synovus had rights to acquire an aggregate of 77,068 shares of Synovus stock within 60 days through the exercise of stock options.

(2) Includes 15,280 shares of Synovus stock held in a trust for which Mr. Goodrich is not the trustee. Mr. Goodrich disclaims beneficial ownership of these shares.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is comprised of four directors, each of whom the Board has determined to be an independent director as defined by the listing standards of the New York Stock Exchange. The duties of the Audit Committee are summarized in this Proxy Statement under "Committees of the Board" on page 5 and are more fully described in the Audit Committee charter adopted by the Board of Directors.

One of the Audit Committee's primary responsibilities is to assist the Board in its oversight responsibility regarding the integrity of Synovus' financial statements and systems of internal controls. Management is responsible for Synovus' accounting and financial reporting processes, the establishment and effectiveness of internal controls and the preparation and integrity of Synovus' consolidated financial statements. KPMG LLP, Synovus' independent auditor, is responsible for performing an independent audit of Synovus' consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing opinions on whether those financial statements are presented fairly in conformity with accounting principles generally accepted in the United States and on the effectiveness of Synovus' internal control over financial reporting. The Audit Committee is directly responsible for the compensation, appointment and oversight of KPMG LLP. The function of the Audit Committee is not to duplicate the activities of management or the independent auditor, but to monitor and oversee Synovus' financial reporting process.

In discharging its responsibilities regarding the financial reporting process, the Audit Committee:

- Reviewed and discussed with management and KPMG LLP Synovus' audited consolidated financial statements as of and for the year ended December 31, 2008;
- Discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees); and
- Received from KPMG LLP the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with KPMG LLP their independence.

Based upon the review and discussions referred to in the preceding paragraph, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements referred to above be included in Synovus' Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission.

The Audit Committee
J. Neal Purcell, Chair
Elizabeth W. Camp
H. Lynn Page
Melvin T. Stith

KPMG LLP Fees and Services

The following table presents fees for professional audit services rendered by KPMG LLP for the audit of Synovus' annual consolidated financial statements for the years ended December 31, 2008 and December 31, 2007 and fees billed for other services rendered by KPMG during those periods.

	2008	2007(1)
Audit Fees(2)	$2,018,000	$3,837,000
Audit Related Fees(3)	136,000	1,747,000
Tax Fees(4)	—	490,000
All Other Fees(5)	226,000	-0-
Total	$2,380,000	$6,074,000

(1) Fees in 2007 include amounts billed to Total System Services, Inc. which, prior to December 31, 2007, was a majority-owned subsidiary of Synovus.

(2) Audit fees consisted of fees for professional services provided in connection with the audits of Synovus' consolidated financial statements and internal control over financial reporting, reviews of quarterly financial statements, issuance of comfort letters and other SEC filing matters, and audit or attestation services provided in connection with other statutory or regulatory filings.

(3) Audit related fees consisted principally of fees for assurance and related services that are reasonably related to the performance of the audit or review of Synovus' financial statements and are not reported above under the caption "Audit Fees."

(4) Tax fees consisted of fees for tax compliance, tax advice and tax planning services.

(5) All other fees for 2008 consisted principally of fees for enterprise risk management consulting services.

Policy on Audit Committee Pre-Approval

The Audit Committee has the responsibility for appointing, setting the compensation for and overseeing the work of Synovus' independent auditor. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent auditor in order to assure that the provision of these services does not impair the independent auditor's independence. Synovus' Audit Committee Pre-Approval Policy addresses services included within the four categories of audit and permissible non-audit services, which include Audit Services, Audit Related Services, Tax Services and All Other Services.

The annual audit services engagement terms and fees are subject to the specific pre-approval of the Audit Committee. In addition, the Audit Committee must specifically approve permissible non-audit services classified as All Other Services.

Prior to engagement, management submits to the Committee for approval a detailed list of the Audit Services, Audit Related Services and Tax Services that it recommends the Committee engage the independent auditor to provide for the fiscal year. Each specified service is allocated to the appropriate category and accompanied by a budget estimating the cost of that service. The Committee will, if appropriate, approve both the list of Audit Services, Audit Related Services and Tax Services and the budget for such services.

The Committee is informed at each Committee meeting as to the services actually provided by the independent auditor pursuant to the Pre-Approval Policy. Any proposed service that is not separately listed in the Pre-Approval Policy or any service exceeding the pre-approved fee levels must be specifically pre-approved by the Committee. The Audit Committee has delegated pre-approval authority to the Chairman of the Audit Committee. The Chairman must report any pre-approval decisions made by him to the Committee at its next scheduled meeting.

All of the services described in the table above under the captions "Audit Fees," "Audit Related Fees" and "Tax Fees" were approved by the Committee pursuant to legal requirements and the Committee's Charter and Pre-Approval Policy.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

2008 Performance. 2008 was one of the most challenging years Synovus has faced. Due to the economic crisis in the U.S., earnings declined from the prior year, and stock price fell precipitously.

Synovus' financial performance for 2008 is reflected in our total compensation for executives. For example:

- For the second year in a row, we paid no bonuses to named executive officers.
- Long-term incentive opportunities that were earned during 2008 based on 2005-2007 performance were at one-half of market levels.
- Long-term incentive opportunities that were earned based on 2006-2008 performance have been postponed indefinitely.
- Because our long-term incentive program is denominated entirely in equity vehicles, it has reflected the decline in our stock price.
  - Outstanding stock options have a current value of zero and will have no value until stock prices return to their former levels.
  - Unvested restricted stock has declined in value along with the declines in our stock price.
- Because of our stock ownership guidelines and "hold until retirement" requirements, executives hold a significant amount of Synovus stock which has declined in value the same as shareholders' stock.

TARP-Related Actions. In addition to the above, on December 19, 2008, Synovus issued approximately $968 million of preferred stock and warrants to the United States Treasury Department under the Capital Purchase Program enacted under the Troubled Asset Relief Program ("TARP"). This had implications for executive pay:

- As required by the terms of the Capital Purchase Program, our named executive officers entered into agreements with Synovus that amended several of Synovus' executive compensation programs. These amendments are described on page 30.
- The Committee met with Synovus' senior risk officer in January 2009 to review Synovus' incentive compensation arrangements and risks. The risk assessment and new incentive award processes are described in more detail on page 31.

A high point during the year was the completed spin-off of Total System Services, Inc. (the "Spin-Off"), discussed further below under "Certain Relationships and Related Transactions." In recognition of that event, on January 22, 2008, our named executive officers received a one-time stock option grant as described on page 27. Those options have no current value and will have value only when our stock price returns to $13.18, the options' grant prices.

Program Overview

What the CD&A Addresses. The following Compensation Discussion and Analysis ("CD&A") describes our compensation program for the executive officers named in the Summary Compensation Table on page 35 ("named executive officers"). Specifically, the CD&A addresses:

- the objectives of our compensation program (found in the section entitled "Compensation Philosophy and Overview");
- what our compensation program is designed to reward (also described in the section entitled "Compensation Philosophy and Overview");
- each element of compensation (set forth in the section entitled "Primary Elements of Compensation");

- why each element was chosen (described with each element of compensation including base pay, short-term incentives and long-term incentives);
- how amounts and formulas for pay are determined (also described with each element of compensation, including base pay, short-term incentives and long-term incentives); and
- how each compensation element and our decisions regarding that element fit into Synovus' overall compensation objectives and affect decisions regarding other elements (described with each element of compensation, as well as in the section entitled "Benchmarking").

For information about the Compensation Committee and its charter, its processes and procedures for administering executive compensation, the role of compensation consultants and other governance information, please see "Compensation Committee" on page 7.

Elements of Compensation. Synovus has a performance-oriented executive compensation program that is designed to support our corporate strategic goals, including growth in earnings and growth in shareholder value. The elements of our total compensation program and the objectives of each element are identified in the following table:

Compensation Element	Objective	Key Features
Base Pay	To compensate an executive for performing his or her job on a daily basis.	Fixed cash salary targeted at median (50th percentile) of identified list of Peer Companies (companies with similar size and scope of banking operations) for similar positions.
Short-Term Incentives	To provide an incentive for executives to meet our short-term earnings goals and ensure a competitive program given the marketplace prevalence of short-term incentive compensation.	Cash bonuses awarded based upon achievement of earnings per share goals for year of performance using the grid on page 25.
Long-Term Incentives	To (1) provide an incentive for our executives to provide exceptional shareholder return to Synovus' shareholders by tying a significant portion of their compensation opportunity to growth in shareholder value, (2) align the interests of executives with shareholders by awarding executives equity in Synovus, and (3) ensure a competitive compensation program given the market prevalence of long-term incentive compensation.	Equity is awarded based upon a performance matrix that measures Synovus' absolute and relative total shareholder return performance over the preceding three-year period. The equity awards made in 2008 were based upon total shareholder return for the 2005-2007 performance period as described on page 26. Awards are generally made 50% in stock options and 50% in restricted stock.
Perquisites	To align our compensation plan with competitive practices.	Small component of pay intended to provide an economic benefit to Synovus in retaining executive talent.
Retirement Plans	Defined contribution plans designed to provide income following an executive's retirement, combined with a deferred compensation plan to replace benefits lost under Synovus' qualified plans.	Plans offered include a money purchase pension plan, a profit sharing plan, a 401(k) savings plan and a deferred compensation plan.
Change in Control Agreements	To provide orderly transition and continuity of management following a change in control of Synovus.	Dual-triggered change in control agreements described on page 40.
Stock Ownership/Retention Guidelines	To align the interests of our executives with shareholders.	Executive officers must maintain minimum ownership levels of Synovus common stock and must "hold until retirement" stock acquired in connection with equity compensation programs, all as described on pages 29-30.

Compensation Philosophy and Overview

Synovus has established a compensation program for our executives that is competitive, performance-oriented and designed to support our strategic goals. The goals and objectives of our compensation program are described below.

Synovus' executive compensation program is designed to compete in the markets in which we seek executive talent. We believe that we must maintain a competitive compensation program that allows us to recruit top level executive talent and that will prevent our executives from being recruited from us. Our compensation program is also designed to be performance-oriented. A guiding principle in developing our compensation program has been "average pay for average performance — above-average pay for above-average performance." As a result, a significant portion of the total compensation of each executive is at risk based on short and long-term performance. This "pay for performance" principle also results in executive compensation that is below average when performance is below average. Because of our emphasis on performance, we also believe that compensation generally should be earned by executives while they are actively employed and can contribute to Synovus' performance.

Synovus' compensation program is also designed to support corporate strategic goals, including growth in earnings and growth in shareholder value. As described in more detail below, earnings are the primary driver of our short-term incentive program and shareholder value is the primary driver of our long-term incentive program. Synovus believes that the high degree of performance orientation and the use of goals based upon earnings and shareholder value in our incentive plans aligns the interests of our executives with the interests of our shareholders. In addition, Synovus has adopted stock ownership guidelines, which require executives to own a certain amount of Synovus stock based on a multiple of base salary, and a "hold until retirement" provision, which requires executives to retain ownership of 50% of all stock acquired through our equity compensation plans until their retirement or other termination of employment. These requirements are intended to focus executives on long-term shareholder value creation.

Primary Elements of Compensation

There are three primary elements of compensation in Synovus' executive compensation program:

- base pay;
- short-term incentive compensation; and
- long-term incentive compensation.

As more fully described below, short-term and long-term incentive compensation are tied directly to performance. Short-term incentive compensation is based upon Synovus' fundamental operating performance measured over a one-year period, while long-term incentive compensation is based upon Synovus' total shareholder return measured over a three-year period. Synovus has not established a specific targeted "mix" of compensation between base pay and short-term and long-term incentives. However, both short-term and long-term incentives are based upon percentages or multiples of base pay. If both short-term and long-term incentives are paid at target, long-term incentives are the largest portion of an executive's total compensation package. For example, if short-term and long-term incentives are paid at target, long-term incentives would constitute almost fifty percent of an executive's total compensation package, thereby illustrating our emphasis on performance and growth in shareholder value.

Benchmarking

As described below, Synovus benchmarks base salaries and "market" short-term and long-term incentive target awards. The market used by Synovus for benchmarking is banks with similar asset size as Synovus. From a list of competitor banks ranked by asset size, Synovus selects the 10 banks immediately above and immediately below Synovus' asset size as the appropriate companies against which to benchmark base pay (the "Peer Companies"). For 2008, the Peer Companies were:

Associated Banc-Corp.	Fulton Financial Corp.
Bok Financial Group	Huntington Bancshares, Inc.
City National Corp.	Marshall & Ilsley Corp.
Colonial Bancgroup, Inc.	M&T Bank Corp.
Comerica Inc.	Northern Trust Corporation
Commerce Bancorp	Popular, Inc.
Commerce Bancshares, Inc.	The South Financial Group, Inc.
First Bancorp Citizens BancShares, Inc.	TCF Financial Corp.
First Citizens BancShares, Inc.	Unionbancal Corp.
First Horizon National Corp.	Zions Bancorporation

Synovus also benchmarks total compensation (base salary, short-term incentives and long-term incentives) of its executives. Synovus uses the Peer Companies for benchmarking total compensation, as well as external market surveys. Synovus uses a three-year look back of the total compensation benchmark data to reduce the impact of short-term fluctuations in the data which may occur from year to year. When reviewing the total compensation benchmarking data, Synovus focuses on total compensation opportunities, not necessarily the amount of compensation actually paid, which varies depending upon Synovus' performance results due to the program's performance orientation. For example, over the past five years, Synovus' long-term incentive awards have been below target for four of the five years and above-target for one year. Although these awards result in compensation amounts for Synovus' executives that could be considered below market in total, the Committee believes the amount of compensation paid to its executives is appropriate given Synovus' shareholder return during this five-year period.

Base Pay. Base pay is seen as the amount paid to an executive for consistently performing his or her job on a daily basis. To ensure that base salaries are competitive, Synovus targets base pay at the median (e.g., the 50th percentile) of the market for similarly situated positions, based upon each executive's position and job responsibilities. When establishing base salaries, the Committee compares each executive's current base pay to the market median for that position using proxy information from the Peer Companies. For certain positions for which there is no clear market match in the benchmarking data, Synovus uses a blend of two or more positions from the benchmarking data. The Committee also reviews changes in the benchmarking data from the previous year. The Committee then uses this data to establish a competitive base salary for each executive. For example, an executive whose base salary is below the benchmarking target for his or her position may receive a larger percentage increase than an executive whose base salary exceeds the benchmarking target for his or her position.

In addition to market comparisons of similar positions at the Peer Companies, individual performance may affect base pay. For example, an executive whose performance is not meeting expectations may receive no increase in base pay or a smaller base pay increase in a given year. On the other hand, an executive with outstanding performance may receive a larger base pay increase or more frequent base pay increases.

Base pay is not directly related to Synovus' performance. Comparison of an executive's base salary to the base salaries of other Synovus executives may also be a factor in establishing base salaries, especially with respect to positions for which there is no clear market match in the base pay benchmarking data. Because of the process we use to initially establish base pay, large increases in base pay generally occur only when an executive is promoted into a new position.

There were no base salary increases for 2008 based upon market comparisons and the other factors typically used by the Committee for base salary adjustments, such as internal pay equity, the merit pay budget, individual performance, experience, time in position and retention needs. However, effective January 1, 2008, the Committee increased the base salaries of Mr. Anthony,

Mr. Green and Ms. James by $59,200, $62,100 and $40,000 respectively. The amount of this one-time increase was equal to the amount of Board of Director fees foregone by each executive as a result of the decision to eliminate the payment of cash director fees to named executives as described under "Board Fees" below. Thus, the increase in total compensation as a result of base salary changes was zero.

Short-Term Incentives. In addition to base salary, our executive compensation program includes short-term incentive compensation. We pay short-term incentive compensation in order to (1) provide an incentive for executives to meet our short-term earnings growth goals, and (2) ensure a competitive compensation program given the marketplace prevalence of short-term incentive compensation.

Our short-term incentive program is tied directly to our fundamental operating performance measured over a one-year period. Each year, the Committee establishes a target for percentage change in earnings per share ("EPS"). A target goal of 100% equates to a "market" award, which is set at the median target short-term incentive award for similar positions at the Peer Companies, expressed as a percentage of base salary earned during the year ("base earnings"). Actual short-term incentive targets for 2008 were set taking into account median market data at the Peer Companies, as well as existing incentive targets, internal pay equity, individual performance and retention needs. The target short-term incentive percentages for our named executive officers are set forth in the table below:

Named Executive Officer	Target Short-Term Incentive Percentage of Base Salary
Richard E. Anthony (CEO)	100%
Frederick L. Green, III (President and COO)	85%
All other executive officers	70%

The amount of a short-term incentive award can range from zero to 200% of a target grant in accordance with a schedule approved by the Committee each year. For 2008, the Committee approved the following schedule:

EPS Percentage Change	Percent of Target Bonus Paid
15.4%	200%
10.6%	175%
5.8%	150%
1.0%	125%
−3.8%	100%
−8.6%	90%
−13.2%	75%
−18.2%	50%
−27.9%	20%
Below −27.9%	0%

Although the target EPS percentage change goal set by the Committee is generally based upon initial EPS projections calculated in accordance with generally accepted accounting principles ("GAAP"), from time to time the target percentages are based on non-GAAP EPS growth percentages for purposes of determining short-term incentive compensation because of unusual events that could occur during the year. These events include, but are not limited to, changes in accounting and regulatory standards, changes in tax rates and laws, charges for corporate or workforce restructurings, acquisitions and divestitures and, for 2008, reductions in net income or charges resulting from the Spin-Off. The Committee made no such adjustments in 2008.

Because Synovus did not attain the minimum EPS percentage change level required under the above schedule, no short-term incentive awards were paid to the named executive officers for 2008.

Long-Term Incentives. Our executive compensation program also includes long-term incentive compensation, which is awarded in the form of restricted stock units and stock options that are earned through performance. We have elected to provide long-term incentive compensation opportunities in order to: (1) provide an incentive for our executives to provide exceptional shareholder return to Synovus' shareholders by tying a significant portion of their compensation opportunity to both past and future growth in shareholder value, (2) align the interests of executives with shareholders by awarding executives equity in Synovus, and (3) ensure a competitive compensation program given the market prevalence of long-term incentive compensation.

Synovus' long-term incentive plan awards equity incentive opportunities to executives based upon Synovus' performance as measured by total shareholder return ("TSR"), over a three-year period. TSR for each measurement period is calculated by dividing Synovus' stock price appreciation and dividends paid by the stock price at the beginning of the measurement period. We use a three-year period to measure performance for purposes of our long-term incentive awards in order to link TSR performance over time and to reduce the impact, positive or negative, of unusual events that may occur in a given year.

Under Synovus' long-term incentive program, TSR is compared to two benchmarks: (1) a range of absolute levels of TSR, and (2) TSRs of Synovus' competitors. We do this because we believe shareholders are interested both in how Synovus' shareholder return compares to its competitors, as well as shareholders' actual return on their investment. Competitors for this purposes, are the banks in the Keefe, Bruyette and Woods 50 Index ("KBW 50"). Synovus selected the KBW 50 for awarding long-term incentives to ensure that the companies are chosen by an independent third party and to provide consistency from year to year in the assessment of long-term performance for incentive purposes.

The amount of long-term incentives awarded to executives each year is based upon a performance grid approved by the Committee. The performance grid has been in place in substantially its current form for over a decade. This grid is reproduced below showing the absolute TSR over the three preceding calendar years as the horizontal measurement and the percentile performance of Synovus against the KBW 50 over the three preceding calendar years as the vertical measurement.

Percentile of 3-year SNV TSR vs. KBW 50					
90th	50%	100%	150%	200%	250%
70th	50%	100%	125%	150%	200%
50th	50%	75%	100%	125%	150%
30th	50%	50%	75%	100%	100%
<30th	50%*	50%	50%	75%	75%
	<4%	4%	8%	10%	16%

3-Year Annualized Synovus TSR

* At this performance level, long-term incentives are awarded at 50% of target and solely in the form of stock options.

The award percentages in the performance grid are multiplied by target long-term incentive opportunities, which are expressed as percentages of base salary earned during the year ("base earnings"). Such targets are established taking into account market median data at the Peer Companies as well as existing incentive targets, internal pay equity, individual performance and retention needs. The target long-term incentive percentages for our named executive officers are set forth in the table below:

Named Executive Officer	Target Long-Term Incentive Percentage of Salary
Richard E. Anthony (CEO)	200%
Frederick L. Green, III (President and COO)	175%
All other executive officers	150%

Because there are advantages and disadvantages to every form of equity award, long-term incentive opportunities generated by the performance grid are provided 50% as restricted stock and 50% as stock options. While the Committee has the discretion to vary the form of the award as needed for accounting, tax or other reasons, it has not done so to date. The 50%/50% split in equity awarded is calculated based upon the estimated overall value of the award as of the date of grant (a stock option is determined to be equal to one-fourth the value of a restricted stock award).

Because the Committee may take action to approve equity awards on or near the date that Synovus' annual earnings are released, the Committee has established the last business day of the month in which earnings are released as the grant date for equity awards to executives to ensure that the annual earnings release has time to be absorbed by the market before equity awards are granted and stock option exercise prices are established.

2005-2007 Performance Period (Awarded in 2008)

In 2008, long-term incentive equity awards were made to Synovus' named executive officers pursuant to the above grid based upon the 2005-2007 performance period. For this performance period, Synovus' annualized TSR was -2.93% and Synovus' TSR was in the 59th percentile of the KBW 50. Under the grid, this resulted in a long-term incentive award equal to 50% of target, one-half as stock options and one-half as restricted stock units. The equity awards made to Synovus' named executive officers in 2008 are set forth in the "All Other Stock Awards" and "All Other Option Awards" columns in the Grant of Plan-Based Awards Table.

Synovus released its annual earnings on January 24, 2008. The Committee met on January 22, 2008 to approve stock option and restricted stock awards to the named executive officers effective January 31, 2008. As a result, the grant date for long-term incentive awards (stock options and restricted stock awards) for the 2005-2007 performance period was January 31, 2008. The closing price of Synovus stock on January 31, 2008 was used as the exercise price for stock options and to determine the FAS 123(R) accounting expense and was also used for disclosure in the compensation tables in this Proxy Statement.

2006-2008 Performance Period (Not Awarded)

Under the long-term incentive payment process described above, our named executives would have been eligible to receive a 50% of target award in 2009 based upon Synovus' total shareholder return (−.46%) and Synovus' performance against the KBW 50 (68th percentile) under the grid for the 2006-2008 performance period. However, in light of current economic conditions, the Committee exercised its discretion to postpone a long-term incentive grant for executive officers for the 2006-2008 performance period.

Spin-Off Stock Option Grant

In January 2008, the Committee also awarded a one-time special stock option grant in connection with the Spin-Off to (1) reward the executive officers for their efforts relating to the successful Spin-Off, (2) mobilize the executive team around performance following the Spin-Off as a financial services company, (3) retain key employees due to the impact of the Spin-Off; and (4) align the new executive team as a group. In making the grant, the Committee reviewed existing equity grants to determine the need for and size of the special grant. The awards were made in stock options so that the awards were entirely performance-based, requiring that the Company's stock price increase from the date of grant in order for executives to receive value from the grant. The awards vested over a five-year period, with one-third of each award vesting on January 31, 2011, January 31, 2012 and January 31, 2013. This longer vesting schedule was selected to reflect the retention component of the award.

Other Long-Term Incentive Awards

In addition to the annual long-term incentive awards awarded pursuant to the performance grid described above, the Committee has granted other long-term incentive awards. For example, the Committee made restricted stock awards grants to Messrs. Anthony and Green in 2005 to reflect their promotions and to serve as a vehicle for retaining their services in their new roles. The award to Mr. Green vests 20% a year for five years based upon continued service. As a result, 20% of Mr. Green's 2005 award vested in 2008. Although Mr. Anthony's 2005 award was primarily for retention, the grant was a performance-based grant to link his award to a threshold level of performance. Mr. Anthony's 2005 award vests over a five to seven year period. The Committee establishes performance measures each year during the seven year vesting period and, if the performance measure is attained for a particular year, 20% of the award vests. The performance measure established for 2008 was 75% of the EPS percentage change target established under Synovus' short-term incentive plan. Because Synovus did not attain the EPS percentage change measure established for 2008, none of Mr. Anthony's 2005 performance-based restricted stock vested during 2008.

Perquisites

Perquisites are a small part of our executive compensation program. Perquisites are not tied to performance of Synovus. Perquisites are offered to align our compensation program with competitive practices because similar positions at Synovus' competitors offer similar perquisites. The perquisites offered by Synovus are set forth in footnotes 6, 7 and 8 of the Summary Compensation Table. Considered both individually and in the aggregate, we believe that the perquisites we offer to our named executive officers are reasonable and appropriate. However, in light of current economic conditions, the Committee suspended the personal use of aircraft by the Company's executives for 2009, although the Committee can approve exceptions to that policy.

Employment Agreements

Synovus does not generally enter into employment agreements with its executives, except in unusual circumstances such as acquisitions. None of the named executive officers have employment agreements.

Retirement Plans

Our compensation program also includes retirement plans designed to provide income following an executive's retirement. Synovus' compensation program is designed to reflect Synovus' philosophy that compensation generally should be earned while actively employed. Although retirement benefits are paid following an executive's retirement, the benefits are earned while employed and are substantially related to performance. We have chosen to use defined contribution retirement plans because we believe that defined benefit plans are difficult to understand, difficult to communicate, and contributions to defined benefit plans often depend upon factors that are beyond Synovus' control, such as the earnings performance of the assets in such plans compared to actuarial assumptions inherent in such plans. Synovus offers three qualified defined contribution retirement plans to its employees: a money purchase pension plan, a profit sharing plan and a 401(k) savings plan.

The money purchase pension plan has a fixed 7% of compensation employer contribution every year (effective March 15, 2009, this percentage was amended to 3%). The profit sharing plan and any employer contribution to the 401(k) savings plan are tied directly to Synovus' performance. There are opportunities under both the profit sharing plan and the 401(k) savings plan for employer contributions of up to 7% of compensation based upon the achievement of EPS percentage change goals. Based upon Synovus' performance for 2008, Synovus' named executive officers did not receive a contribution under the profit sharing plan or 401(k) savings plan. The retirement plan contributions for 2008 are included in the "All Other Compensation" column in the Summary Compensation Table.

In addition to these plans, the Synovus/TSYS Deferred Compensation Plan ("Deferred Plan") replaces benefits foregone under the qualified plans due to legal limits imposed by the IRS. The Deferred Plan does not provide "above market" interest. Instead, participants in the Deferred Plan can choose to invest their accounts among mutual funds that are generally the same as the mutual funds that are offered in the 401(k) savings plan. The executives' Deferred Plan accounts are held in a rabbi trust, which is subject to claims by Synovus' creditors. The employer contribution to the Deferred Plan for 2008 for named executive officers is set forth in the "All Other Compensation" column in the Summary Compensation Table and the earnings (losses) on the Deferred Plan accounts during 2008 for named executive officers is set forth in the "Aggregate Earnings in Last FY" column in the Nonqualified Deferred Compensation Table and in a footnote to the "All Other Compensation" column in the Summary Compensation Table.

Post-Termination Compensation

Synovus' compensation program is designed to reflect Synovus' philosophy that compensation generally should be earned while actively employed. Although retirement benefits are paid following an executive's retirement, the benefits are earned while employed and are substantially related to performance as described above. Synovus has entered into limited post-termination arrangements when appropriate, such as the change of control agreements which are described in the "Potential Payouts Upon Change of Control" section. Synovus chose to enter into change of control arrangements with its executives to ensure: (1) the retention of executives and an orderly transition during a change of control, (2) that executives would be financially protected in the event of a change of control so they continue to act in the best interests of Synovus while continuing to manage Synovus during a change of control, and (3) a competitive compensation package because such arrangements are common in the market and it was determined that such agreements were important in recruiting executive talent.

Stock Ownership/Retention Guidelines

To align the interests of its executives with shareholders, Synovus has implemented stock ownership guidelines for its executives. Under the guidelines, executives are required to maintain ownership of Synovus common stock equal to at least a specified multiple of base salary, as set forth in the table below:

Named Executive Officer	Ownership Level (as multiple of base salary)
Richard E. Anthony (CEO)	5x
Frederick L. Green, III (President and COO)	4x
All other executive officers	3x

The guidelines are recalculated at the beginning of each calendar year. The guideline was initially adopted January 1, 2004 and executives had a five-year grace period to fully achieve the guideline with an interim three-year goal. Until the guideline is achieved, executives are required to retain all net shares received upon the exercise of stock options, excluding shares used to pay the option's exercise price and any taxes due upon exercise. In the event of a severe financial hardship, the guidelines permit the development of an alternative ownership plan by the Chairman of the Board of Directors and Chairman of the Compensation Committee. Like a number of other public companies, especially financial institutions, the market value of Synovus' common stock decreased significantly during 2008. As a result of the decline in Synovus' stock price in 2008, Mr. Anthony is the only named executive currently in compliance with the guidelines as of December 31, 2008. As a result, the Committee is evaluating administrative rules for application of the guidelines in various stock price scenarios.

Synovus has also adopted a "hold until retirement" provision that applies to all unexercised stock options and unvested restricted stock awards. Under this provision, executives that have attained the stock ownership guidelines described above are also required to retain ownership of 50% of all stock acquired through Synovus' equity compensation plans (after taxes and transaction costs) until their retirement or other termination of employment. Synovus believes that the "hold until retirement" requirement further aligns the interests of its executives with shareholders.

Tally Sheets

The Committee reviewed a tally sheet for Mr. Anthony in July 2008 as part of an annual practice, and for other executives on a less frequent basis. The tally sheets add up all components of compensation for each officer, including base salary, bonus, long-term incentives, accumulative realized and unrealized stock options and restricted stock gains, the dollar value of perquisites and the total cost to the company, and earnings and accumulated payment obligations under Synovus' nonqualified deferred compensation program. The tally sheets also provide estimates of the amounts payable to each executive upon the occurrence of potential future events, such as a change of control, retirement, voluntary or involuntary termination, death and disability. The tally sheets are used to provide the Committee with total compensation amounts for each executive so that the Committee can determine whether the amounts are reasonable or excessive. Although the tally sheets are not used to benchmark total compensation with specific companies, the Committee considers total compensation paid to executives at other companies in considering the reasonableness of our executives' total compensation. After reviewing the tally sheet for Mr. Anthony in 2008, the Committee determined that his total compensation is fair, reasonable and competitive.

TARP Related Actions

Amendments to Executive Compensation Plans. On December 19, 2008, Synovus issued approximately $968 million of preferred stock and warrants to the Unites States Treasury Department under the Capital Purchase Program established under TARP. As required by the terms of the Capital Purchase Program, our senior executive officers entered into agreements with Synovus that amended the following Synovus' executive compensation programs:

- the change of control agreements with our named executive officers (see page 40);
- the Synovus Financial Corp. Executive Cash Bonus Plan, pursuant to which short-term incentive awards are made to our executive officers (see page 25); and
- The Synovus Financial Corp. 1996, 2000 and 2002 Long-Term Incentive Plans and the Synovus Financial Corp. 2007 Omnibus Plan, pursuant to which certain long-term incentive awards were made to our named executive officers (see page 26).

The specific amendments were: (1) adding a recovery or "clawback" provision to the Company's incentive compensation programs requiring that senior executive officers return any bonus or incentive compensation award based upon materially inaccurate financial statements or performance metrics; (2) amending the Company's change of control agreements for the senior executive officers so that any future severance payments under such agreements will be limited so that no "golden parachute payments" will be made (the limit is basically three times the executive's five-year average compensation); and (3) agreeing to the limit on tax-deductible compensation for the senior executive officers of $500,000. These amendments were effective December 19, 2008 and continue to remain in effect for so long as the Treasury Department holds debt or equity securities issued by Synovus under the Capital Purchase Program.

Incentive Compensation Plan Risk Assessment. As required under the provisions of the TARP Capital Purchase Program, the Committee met with Synovus' Chief Risk Officer in January 2009 to review the Company's incentive compensation plans. The purpose of the assessment was to identify any features of the Company's incentive compensation plans that could encourage the Company's senior executive officers to take "unnecessary and excessive" risks that threaten the value of Synovus.

The Committee reviewed a number of incentive compensation plan design features as part of its assessment. The features that were reviewed included the "mix" of salary and incentive compensation, the incentive compensation performance measures themselves, the relationship between the performance measures and the corresponding incentive payouts, the use of equity in incentive awards, and the equity retention requirements for executives who receive awards.

With respect to the Company's annual short-term incentive bonus program, the Committee noted that percentage change earnings per share had been used as the quantitative measure. The Committee believed that bonus goals had been set at achievable and realistic, yet challenging, levels. The Committee also concluded that the payment of short-term incentives in cash was appropriate and consistent with market practice. Although the Committee noted that the quantitative measure of earnings per share did not necessarily reflect the "quality" of earnings, the Committee also noted that it had exercised downward discretion for bonus payments on an informal basis on a number of prior occasions as the Committee deemed appropriate based on the circumstances.

With respect to the Company's long-term incentive plan, the Committee concluded that the "mix" of 50% restricted stock unit awards and 50% stock options was appropriate since there are advantages and disadvantages to every form of equity award. The Committee also concluded that the total shareholder return measures (both absolute and as compared to peers) were in the best long-term interests of shareholders, and that the 3-year measurement period did not encourage senior executive officers to take unnecessary or excessive risks through short-term actions that could influence stock price. The Committee also noted that it had not made any "mega-option" grants or any highly-leveraged performance-based restricted stock grants that could encourage the senior executive officers to take such risks.

Although the Committee noted that the "mix" of long-term incentive compensation was more performance-leveraged than the Company's peers, the Committee did not believe that the "mix" was unreasonable or encouraged senior executive officers to take unnecessary or excessive risks. The Committee noted that it established base pay and all incentive awards at the median of the Company's peers. The Committee also noted that it had adopted stock ownership guidelines and "hold until retirement" provisions for the Company's executives as described on pages 29 to 30.

Although the Committee did not conclude any features of its compensation plan necessarily encouraged senior executive officers to take "unnecessary and excessive" risks that could threaten the Company's value, the Committee concluded that it was appropriate to implement a formal process tying future incentive compensation awards to the risks and associated measurements of the risks that are reviewed with the Company's Audit Committee on a periodic basis. Under the new process, the Committee will formally select several areas of risks (and their associated measurements) that are reviewed with the Audit Committee, and use the Company's progress (or lack of progress) during the year toward mitigating these risks as a basis for exercising downward discretion for future incentive compensation awards. Examples of the areas of risks that may be selected by the Committee include concentrations in certain categories of loans, capital adequacy measures and liquidity measures. Under the new process, at the time incentive compensation goals are established, the Committee will also select the appropriate risks and associated measurements to be used in making incentive compensation awards after consulting with the Company's Chief Risk Officer.

Role of the Compensation Consultant

The Committee has retained Hewitt Associates as its independent executive compensation consultant. The role of the outside compensation consultant is to assist the Committee in analyzing executive pay packages and contracts and understanding Synovus' financial measures. The Committee has the sole authority to hire and fire outside compensation consultants. The Committee's relationship with Hewitt Associates is described on page 7 of this Proxy Statement under "Compensation Committee."

Role of the Executive Officers in the Compensation Process

Synovus' Chief People Officer attends all Committee meetings. Synovus' Chief Executive Officer attends some Committee meetings by invitation of the Committee, such as the Committee meeting in which his performance is reviewed with the Committee or other meetings upon the request of the Committee. The CEO provides the Committee with his assessment of the performance of the other named executive officers and makes recommendations regarding any changes to their compensation. Neither the Chief Executive Officer nor the Chief People Officer have authority to vote on Committee matters. For more information regarding Committee meetings, please refer to page 7 of this Proxy Statement under "Compensation Committee."

Other Policies

"Clawback" Policy. As described above under TARP-related actions, Synovus added a recovery or "clawback" provision to all of our incentive plans for senior executive officers.

Tax Considerations. We have structured most forms of compensation paid to our executives to be tax deductible. Internal Revenue Code Section 162(m) limits the deductibility of compensation paid by a publicly-traded corporation to its Chief Executive Officer and four other highest paid executives for amounts in excess of $1 million, unless certain conditions are met. As described above under TARP related actions, however, we agreed to lower the tax deduction limit to $500,000. The short-term and long-term incentive plans have been approved by shareholders and awards under these plans are designed to qualify as "performance-based" compensation to ensure deductibility under Code Section 162(m). We reserve the right to provide compensation which is not tax-deductible, however, if we believe the benefits of doing so outweigh the loss of a tax deduction.

In general, Synovus does not "gross-up" its officers for taxes that are due with respect to their compensation. An example of an exception to this rule is for excise taxes that may be due with respect to the change of control agreements, as described above.

Accounting Considerations. We account for all compensation paid in accordance with GAAP. The accounting treatment has generally not affected the form of compensation paid to named executive officers.

Board Fees. Effective January 1, 2008, the Compensation Committee eliminated the payment of cash director fees to named executives. The primary reason for this decision is that paying cash director fees was not the prevalent market practice, although it had been the historical practice at Synovus for a number of years. As a result of this decision, the Committee adjusted the base salaries of the affected executives to reflect the amount of director fees foregone by each executive as described under "Base Salary."

Significant Events After December 31, 2008

Because of current economic conditions, base pay for the named executive officers was not increased effective January 1, 2009.

We are currently assessing the impact of the executive compensation provisions of the American Recovery and Reimbursement Act of 2009 ("ARRA"). Synovus will comply with the provisions of the ARRA and its implementing regulations in all respects, which includes the submission of "Proposal 3: Advisory Vote on Compensation of Named Executive Officers" set forth on page 15 of this Proxy Statement.

In addition, the Compensation Committee has committed that, with respect to future equity awards made to named executive officers for each of the next three years, at least 50% of such awards will be performance-based equity awards. The performance-based equity awards will be earned or paid out based on the achievement of performance targets that will be disclosed to shareholders.

Compensation Realized by Named Executive Officers for 2008

The Summary Compensation Table on page 35 provides compensation information for each named executive officer as required by SEC rules. However, the Summary Compensation Table includes amounts that were not realized by the executives in 2008. For example, the Summary Compensation Table reflects the expense recognized for financial statement reporting purposes in connection with equity awards (i.e., stock options and restricted stock awards) for 2008 and prior years in accordance with SFAS 123(R) rather than the financial benefit realized by the executives in 2008 as a result of the exercise of stock options or the vesting of restricted stock units. This information is, however, set forth in the Option Exercises and Stock Vested Table on page 39.

The following table reflects only compensation realized by each named executive officer for 2008 and is not a substitute for the Summary Compensation Table. In addition, it is not part of the compensation tables that we are required by SEC rules to present in this Proxy Statement. Furthermore, it does not include a number of compensation opportunities that were made available in 2008. For example, the LTIP awards for 2008 are not included in the table because those awards did not vest during 2008. Detailed information on all compensation opportunities that were made available in 2008 and all compensation paid to or earned by the named executive officers during 2008 is included in this CD&A, the Summary Compensation Table and the series of other tables following this CD&A.

Although various compensation opportunities for the named executive officers are not included in the following table, the Compensation Committee considered all amounts paid to or earned by the named executive officers and all compensation opportunities in its determination that the compensation paid to or earned by each named executive officer in 2008 is fair, reasonable, competitive and performance oriented.

Table of Realized Compensation

The following table reflects the components of the compensation realized by the named executive officers for 2008:

Name and Principal Position	Base Pay	Annual Bonus	Value Realized on Exercise of Options During 2008(1)	Value Realized on Vesting of Restricted Stock Awards During 2008(2)	All Other Compensation(3)	Total
Richard E. Anthony (CEO)	$928,200	$0	$84,314	$199,748	$86,661	$1,298,923
Thomas J. Prescott (EVP and CFO)	387,000	0	0	123,968	48,041	558,739
Frederick L. Green, III (President and COO)	562,100	0	50,588	189,179	59,033	860,900
Elizabeth R. James (Vice Chairman and CPO)	431,000	0	0	130,249	65,122	626,371
Mark G. Holladay (EVP and CRO)	315,000	0	0	54,213	33,051	402,264

(1) Reflects the excess of the fair market value of the shares at the time of exercise over the exercise price of the options.
(2) Reflects the fair market value of the underlying shares as of the vesting date.
(3) The components of All Other Compensation for each named executive officer are set forth in footnotes 4 through 8 to the Summary Compensation Table on page 35.

Conclusion

For the reasons described above, we believe that each element of compensation offered in our executive compensation program, and the total compensation delivered to each named executive officer, is fair, reasonable and competitive.

COMPENSATION COMMITTEE REPORT

Synovus' Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, has recommended to the Board that the Compensation Discussion and Analysis be included in Synovus' Annual Report on Form 10-K for the year ended December 31, 2008 and in this Proxy Statement.

The Compensation Committee certifies that it has reviewed with Synovus' senior risk officer the Senior Executive Officer ("SEO") incentive compensation arrangements and has made reasonable efforts to ensure that such arrangements do not encourage SEOs to take unnecessary or excessive risks that threaten the value of Synovus.

The Compensation Committee
T. Michael Goodrich, Chair
V. Nathaniel Hansford
Mason H. Lampton

SUMMARY COMPENSATION TABLE

The table below summarizes the compensation for each of the named executive officers for each of the last three fiscal years.

The named executive officers were not entitled to receive payments which would be characterized as "Bonus" payments for any of these fiscal years. The short-term incentive amounts paid to the named executives for these three fiscal years, if any, are set forth in the "Non-Equity Incentive Plan Compensation" column. Synovus' methodology and rationale for short-term incentive compensation are described in the Compensation Discussion and Analysis above.

The named executive officers did not receive any compensation that is reportable under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column because, as described in the Compensation Discussion and Analysis, Synovus has no defined benefit pension plans and does not pay above-market interest on deferred compensation. The retirement plan contributions and earnings (if any) for the named executive officers for these three fiscal years are set forth in the "All Other Compensation" column.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Richard E. Anthony	2008	$928,200(3)	—	$871,109	$902,075	$ -0-		$ 86,661(4)(5)(6)(7)(8)	$2,788,045
Chairman of the Board and	2007	869,000	—	453,875	743,449	-0-		369,963	2,436,287
Chief Executive Officer	2006	819,000	—	615,086	728,840	1,433,250	—	447,929	4,044,095
Thomas J. Prescott	2008	387,000	—	210,944	218,223	-0-		48,041(5)(7)(8)	864,208
Executive Vice President and	2007	387,000	—	200,383	334,915	-0-		120,490	1,042,788
Chief Financial Officer	2006	364,000	—	148,830	496,636	445,900	—	173,368	1,628,734
Frederick L. Green, III	2008	562,100(3)	—	387,452	300,002	-0-		59,033(4)(5)(6)(7)	1,308,587
President and	2007	500,000	—	355,822	157,675	-0-	—	180,801	1,194,298
Chief Operating Officer	2006	408,333	—	297,054	124,443	522,083	—	235,482	1,587,395
Elizabeth R. James	2008	431,000(3)	—	217,888	223,062	-0-		65,122(4)(5)(7)(8)	937,072
Vice Chairman and	2007	391,000	—	209,348	339,689	-0-		160,080	1,100,117
Chief People Officer	2006	375,500	—	156,073	502,520	459,988	—	202,954	1,697,035
Mark G. Holladay	2008	315,000	—	91,375	121,199	-0-	—	33,051(5)(7)(8)	560,625
Executive Vice President and	2007	315,000	—	87,185	203,611	-0-	—	78,372	684,168
Chief Risk Officer	2006	295,000	—	64,894	335,944	309,750	—	117,222	1,122,810

(1) The amounts in this column reflect the dollar amount recognized as an expense for financial statement reporting purposes for the last three fiscal years in accordance with FAS 123(R) (disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions), and include amounts from awards granted during these fiscal years and prior to 2006. For a discussion of the restricted stock awards reported in this column, see Note 20 of Notes to Consolidated Financial Statements in the Financial Appendix to our Annual Report on Form 10-K for the year ended December 31, 2008.

(2) The amounts in this column reflect the dollar amount recognized as an expense for financial statement reporting purposes for the last three fiscal years in accordance with FAS 123(R) (disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions), and include amounts from awards granted during these fiscal years and prior to 2006. For a discussion of the assumptions made in the valuation of the stock option awards reflected in this column, see Note 20 of Notes to Consolidated Financial Statements in the Financial Appendix to our Annual Report on Form 10-K for the year ended December 31, 2008.

(3) Amount of change from 2008 to 2007 reflects base salary adjustments for director fees forgone by each executive as a result of decision to eliminate payment of cash directors fees to named executives ($59,200 by Mr. Anthony, $62,100 by Mr. Green and $40,000 by Ms. James).

(4) Amount includes matching contributions under the Synovus Director Stock Purchase Plan of $10,000 for each of Messrs. Anthony and Green and Ms. James.

(5) Amount includes company contributions by Synovus to qualified defined contribution plans of $16,100 for each executive and company contributions by Synovus to nonqualified deferred compensation plans of $48,876, $10,991, $23,248, $14,071 and $5,951 for Messrs. Anthony, Prescott and Green, Ms. James and Mr. Holladay, respectively.

(6) Amount includes cost of tax gross-up for spousal travel to business events where the spouse's attendance is expected of $685 for Mr. Anthony and $465 for Mr. Green.

(7) Amount includes the costs incurred by Synovus in connection with providing the perquisite of an automobile allowance. Amount also includes the incremental cost to Synovus for reimbursement of country club dues, if any, and the incremental cost to Synovus for personal use of the corporate aircraft, if any. Amounts for these items are not quantified because they do not exceed the greater of $25,000 or 10% of the total amount of perquisites.

(8) In addition to the items noted in footnote (5), the amount also includes the costs incurred by Synovus in connection with providing the perquisite of reimbursement for financial planning and the incremental cost to Synovus, if any, of security alarm monitoring. These items are not quantified because they do not exceed the greater of $25,000 or 10% of the total amount of perquisites.

GRANTS OF PLAN-BASED AWARDS
for the Year Ended December 31, 2008

The table below sets forth the short-term incentive compensation (payable in cash) and long-term incentive compensation (payable in the form of restricted stock awards and stock options) awarded to the named executive officers for 2008.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	**Grant Date**	**Action Date (1)**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**	**All Other Stock Awards: Number of Shares of Stock or Units (#)(3)**	**All Other Option Awards: Number of Securities Underlying Options (#)(4)**	**Exercise or Base Price of Option Awards ($/Sh)**	**Grant Date Fair Value of Stock and Option Awards**
Richard E. Anthony			$0	$928,200	$1,856,400	—	—	—				
	1-31-08	1-22-08							32,968			$ 434,518
	1-31-08	1-22-08								131,872	$13.18	197,808
	1-31-08	1-22-08								750,000(5)	13.18	1,410,000
Thomas J. Prescott			0	270,900	541,800	—	—	—				
	1-31-08	1-22-08							11,011			145,125
	1-31-08	1-22-08								44,046	13.18	76,200
	1-31-08	1-22-08								225,000(5)	13.18	423,000
Frederick L. Green, III			0	477,785	955,570	—	—	—				
	1-31-08	1-22-08							16,598			218,762
	1-31-08	1-22-08								66,391	13.18	114,856
	1-31-08	1-22-08								400,000(5)	13.18	752,000
Elizabeth R. James			0	301,700	603,400	—	—	—				
	1-31-08	1-22-08							11,125			146,628
	1-31-08	1-22-08								44,501	13.18	76,987
	1-31-08	1-22-08								225,000(5)	13.18	423,000
Mark G. Holladay			0	220,500	441,000							
	1-31-08	1-22-08							4,780			63,000
	1-31-08	1-22-08								19,121	13.18	33,079
	1-31-08	1-22-08								175,000(5)	13.18	329,000

(1) The Synovus Compensation Committee met on January 22, 2008 and approved the grant of restricted stock unit awards and stock options to the named executive officers effective January 31, 2008.

(2) The amounts shown in this column represent the minimum, target and maximum amounts payable under Synovus' Executive Cash Bonus Plan for 2008. Awards are paid in cash and are based upon attainment of adjusted earnings per share goals.

(3) The number set forth in this column reflects the number of restricted stock units awarded to each executive during 2008. The restricted stock unit awards vest over a three-year period, with one-third of the shares vesting on each of the first, second and third anniversaries of the date of grant. Vesting is generally based upon continued employment through the vesting date. Dividend equivalents are paid on the restricted stock units.

(4) The number set forth in this column reflects the number of stock options granted to each executive during 2008. The first stock option award listed vests over a three-year period, with one-third of the shares vesting on each of the first, second and third anniversaries of the date of grant. The second stock option award listed vests over a five-year period, with one-third of the shares vesting on each of the third, fourth and fifth anniversaries of the date of grant. Vesting is generally based upon continued employment through the vesting date.

(5) One-time special stock option grant awarded in connection with the Spin-Off as described on page 27.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
December 31, 2008

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Richard E. Anthony(3)						—	—	38,032	$315,666
	34,718	—	—	$ 8.44	01/19/2010	10,845	$ 90,014	—	—
	856,347	—	—	8.27	06/28/2010	8,549	70,957	—	—
	27,356	—	—	12.35	01/16/2011	32,968	461,552	—	—
	49,685	—	—	12.38	04/28/2012	—	—	—	—
	97,666	—	—	12.01	01/20/2014	—	—	—	—
	122,130	—	—	12.53	01/20/2015	—	—	—	—
	139,308	69,657	—	12.93	01/30/2016	—	—	—	—
	27,454	54,915	—	14.92	01/31/2017	—	—	—	—
		750,000		13.18	01/31/2018				
		131,872		13.18	01/31/2018				
Thomas J. Prescott(4)	44,894	—	—	10.69	02/08/2009	4,301	35,698	—	—
	24,425	—	—	8.44	01/19/2010	2,849	23,647	—	—
	856,347	—	—	8.27	06/28/2010	11,011	91,391	—	—
	34,108	—	—	12.35	01/16/2011	—	—	—	—
	33,324	—	—	12.38	04/28/2012	—	—	—	—
	56,229	—	—	12.01	01/20/2014	—	—	—	—
	28,557	—	—	12.53	01/20/2015	—	—	—	—
	55,240	27,621	—	12.93	01/30/2016	—	—	—	—
	9,152	18,304	—	14.92	01/31/2017	—	—	—	—
		225,000		13.18	01/31/2018				
		44,046		13.18	01/31/2018				
Frederick L. Green, III(5)	76,649	—	—	10.69	02/08/2009	4,541	37,690	—	—
	42,802	—	—	8.44	01/19/2010	10,440	86,652	—	—
	34,108	—	—	12.35	01/16/2011	3,205	26,602	—	—
	21,631	—	—	12.38	04/28/2012	16,598	137,763	—	—
	35,928	—	—	12.01	01/20/2014	—	—	—	—
	21,408	—	—	11.65	02/02/2014	—	—	—	—
	30,083	—	—	12.53	01/20/2015	—	—	—	—
	58,327	29,168	—	12.93	01/30/2016	—	—	—	—
	10,616	21,231	—	14.92	01/31/2017	—	—	—	—
		400,000		13.18	01/31/2018				
		66,391		13.18	01/31/2018				
Elizabeth R. James(6)	40,515	—	—	10.69	02/08/2009	4,478	37,167	—	—
	22,029	—	—	8.44	01/19/2010	2,939	24,394	—	—
	856,347	—	—	8.27	06/28/2010	11,125	92,338	—	—
	35,527	—	—	12.35	01/16/2011	—	—	—	—
	36,354	—	—	12.38	04/28/2012	—	—	—	—
	59,978	—	—	12.01	01/20/2014	—	—	—	—
	30,533	—	—	26.82	01/20/2015	—	—	—	—
	57,516	28,761	—	12.93	01/30/2016	—	—	—	—
	9,441	18,882	—	14.92	01/31/2017	—	—	—	—
		225,000		13.18	01/31/2018				
		44,501		13.18	01/31/2018				
Mark G. Holladay(7)	40,515			10.69	02/08/2009	1,862	15,455		
	22,029			8.44	01/19/2010	1,232	10,226		
	642,260			8.27	06/28/2010	4,780	39,674		
	15,632			12.35	01/16/2011				
	19,850			12.38	04/28/2012				
	24,990			12.01	01/20/2014				
	12,961			12.53	01/21/2015				
	23,916	11,958		12.93	10/30/2016				
	3,955	7,911		14.92	01/31/2017				
		175,000		13.18	01/31/2018				
		19,121		13.18	01/31/2018				

(1) In connection with the Spin-Off, each named executive officer received approximately .483921 of a share of TSYS stock for each share of Synovus restricted stock held by the executive. The TSYS stock received by each executive in connection with the Spin-Off is subject to the same restrictions and conditions as the Synovus restricted stock. As a result of this distribution of TSYS stock, as of December 31, 2008, Mr. Anthony held 28,288 restricted shares of TSYS with a market value of $396,032, Mr. Prescott held 3,459 restricted shares of TSYS with a market value of $48,426, Mr. Green held 8,847 restricted shares of TSYS with a market value of $123,858, Ms. James held 3,588 restricted shares of TSYS with a market value of $50,232, and Mr. Holladay held 1,496 restricted shares of TSYS with a market value of $20,944. The TSYS restricted shares are not reflected in the table.

(2) Market value is calculated based on the closing price of Synovus' common stock on December 31, 2008 of $8.30.

(3) With respect to Mr. Anthony's unexercisable stock options, the 69,657 options vest on January 31, 2009, the 54,915 options vest in equal installments on January 31, 2009 and January 31, 2010, the 131,872 options vest in equal installments on January 31, 2009, January 31, 2010 and January 31, 2011; and the 750,000 options vest in equal installments on January 31, 2011, January 31, 2012 and January 31, 2013. With respect to Mr. Anthony's restricted stock awards that have not vested, the 10,845 restricted share grant will vest on January 31, 2009; the 8,549 restricted share grant vests in equal installments on January 31, 2009 and January 31, 2010, and the 32,968 restricted stock unit grant vests in three equal installments on January 31, 2009, January 31, 2010 and January 31, 2011. Because Mr. Anthony meets the criteria for retirement eligibility (age 62 with 15 years of service), he will vest in the 32,968 restricted stock unit grant upon his retirement. In addition, the performance-based restricted stock award of 63,386 shares granted to Mr. Anthony in 2005 vests as follows: the restricted shares have seven one-year performance periods (2005-2011). During each performance period, the Compensation Committee establishes an earnings per share goal and, if such goal is attained during any performance period, 20% of the restricted shares will vest. As of December 31, 2008, 38,032 of the 63,386 restricted shares have not vested.

(4) With respect to Mr. Prescott's unexercisable stock options, the 27,621 options vest on January 21, 2009, the 18,304 options vest in equal installments on January 31, 2009 and January 31, 2010, the 44,046 options vest in equal installments on January 31, 2009, January 31, 2010 and January 31, 2011; and the 225,000 options vest in equal installments on January 31, 2011, January 31, 2012 and January 31, 2013. With respect to Mr. Prescott's restricted stock awards that have not vested, the 4,301 restricted share grant vests on January 21, 2009, the 2,849 restricted share grant vests in equal installments on January 31, 2009 and January 31, 2010, and the 11,011 restricted stock unit grant vests in equal installments of one-third each on January 31, 2009, January 31, 2010 and January 31, 2011.

(5) With respect to Mr. Green's unexercisable stock options, the 29,168 options vest on January 21, 2009, the 21,231 options vest in equal installments on January 31, 2009 and January 31, 2010, the 66,391 options vest in equal installments on January 31, 2009, January 31, 2010 and January 31, 2011; and the 400,000 options vest in equal installments on January 31, 2011, January 31, 2012 and January 31, 2013. With respect to Mr. Green's restricted stock awards that have not vested, the 4,541 restricted share grant vests on January 31, 2009, the 10,440 restricted share grant vests in equal installments on January 21, 2009 and January 21, 2010, the 3,205 restricted share grant vests in equal installments on January 31, 2009 and January 31, 2010, and the 16,598 restricted stock unit grant vests in equal installments of one-third each on January 31, 2009, January 31, 2010 and January 31, 2011.

(6) With respect to Ms. James' unexercisable stock options, the 28,761 options vest on January 31, 2009, the 18,882 options vest in equal installments on January 31, 2009 and January 31, 2010, the 44,501 options vest in equal installments on January 31, 2009, January 31, 2010 and January 31, 2011; and the 225,000 options vest in equal installments on January 31, 2011, January 31, 2012 and January 31, 2013. With respect to Ms. James' restricted stock awards that have not vested, the 4,478 restricted share grant vests on January 31, 2009, the 2,939 restricted share grant vests in equal installments on January 31, 2009 and January 31, 2010, and the 11,125 restricted stock unit grant vests in equal installments of one-third each on January 31, 2009, January 31, 2010 and January 31, 2011.

(7) With respect to Mr. Holladay's unexercisable stock options, the 11,958 options vest on January 31, 2009, the 7,911 options vest in equal installments on January 31, 2009 and January 31, 2010, the 19,121 options vest in equal installments on January 31, 2009, January 31, 2010 and January 31, 2011; and the 175,000 options vest in equal installments on January 31, 2011, January 31, 2012 and January 31, 2013. With respect to Mr. Holladay's restricted stock awards that have not vested, the 1,862 share grant vests on January 31, 2009, the 1,232 share grant vests in equal installments on January 31, 2009 and January 31, 2010, and the 4,780 restricted stock unit grant vests in equal installments on January 31, 2009, January 31, 2011 and January 31, 2012.

OPTION EXERCISES AND STOCK VESTED
for the Year Ended December 31, 2008

The following table sets forth the number and corresponding value realized during 2008 with respect to stock options that were exercised and restricted shares that vested for each named executive officer.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Richard E. Anthony	127,749	$84,314	10,845	$143,262
			4,276	56,486
Thomas J. Prescott			4,300	56,803
			1,426	18,837
			4,446	48,328
Frederick L. Green, III	76,649	50,588	4,541	59,987
			1,653	21,836
			5,220	56,741
			4,684	50,915
Elizabeth R. James			4,478	59,154
			1,470	19,419
			4,754	51,676
Mark G. Holladay			1,861	24,584
			617	8,150
			1,976	21,479

(1) Reflects the excess of the fair market value of the shares at the time of exercise over the exercise price of the options.

(2) Reflects the fair market value of the underlying shares as of the vesting date.

NONQUALIFIED DEFERRED COMPENSATION
for the Year Ended December 31, 2008

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(2)(3)
Richard E. Anthony	—	$48,876	$(400,085)	—	$578,136
Thomas J. Prescott	—	10,991	(224,553)	—	344,769
Frederick L. Green, III	—	23,248	(189,669)	—	331,210
Elizabeth R. James	—	14,071	(160,692)	—	306,455
Mark G. Holladay	—	5,951	(85,552)	—	235,219

(1) The amount in this column is reported in the Summary Compensation Table for 2008 as "All Other Compensation."

(2) Of the balances reported in this column, the amounts of $22,692, $213,185, $184,597, $196,061 and $123,644 with respect to Messrs. Anthony, Prescott and Green and Ms. James and Mr. Holladay, respectively, were reported in the Summary Compensation Table as "All Other Compensation" in previous years. In addition, Mr. Anthony's balance includes losses on deferred director fees of ($23,222), with a year-end balance of $30,130.

(3) Each named executive officer is 100% vested and will therefore receive his or her account balance in Synovus' nonqualified deferred compensation plan upon his or her termination of employment for any reason.

The Deferred Plan replaces benefits lost by executives under the qualified retirement plans due to IRS limits. Executives are also permitted to defer all or a portion of their base salary or short-term incentive award, although no named executive officers did so for the last fiscal year. Amounts deferred under the Deferred Plan are deposited into a rabbi trust, and executives are permitted to invest their accounts in mutual funds that are generally the same as the mutual funds available in the qualified 401(k) plan. Deferred Plan participants may elect to withdraw their accounts as of a specified date or upon their termination of employment. Distributions can be made in a single lump sum or in annual installments over a 2-10 year period, as elected by the executive. The Directors Deferred Compensation Plan permits directors to elect to defer director fees pursuant to similar distribution and investment alternatives as the Deferred Plan.

POTENTIAL PAYOUTS UPON CHANGE-IN-CONTROL

Synovus has entered into change of control agreements with its named executive officers. Under these agreements, benefits are payable upon the occurrence of two events (also known as a "double trigger"). The first event is a change of control and the second event is the actual or constructive termination of the executive within two years following the date of the change of control. "Change of control" is defined, in general, as the acquisition of 20% of Synovus' stock by any "person" as defined under the Securities Exchange Act, turnover of more than one-third of the Board of Directors of Synovus, or a merger of Synovus with another company if the former shareholders of Synovus own less than 60% of the surviving company. For purposes of these agreements, a constructive termination is a material adverse reduction in an executive's position, duties or responsibilities, relocation of the executive more than 35 miles from where the executive is employed, or a material reduction in the executive's base salary, bonus or other employee benefit plans.

In the event payments are triggered under the agreements, each executive will receive three times his or her base salary as in effect prior to the termination, three times a percentage of his or her base salary equal to the average short-term incentive award percentage earned over the previous three calendar years prior to the termination, as well as a pro-rata short-term incentive award calculated at target for the year of termination. These amounts are paid to the executive in a single lump-sum cash payment. Each executive will also receive health and welfare benefits for a three year period following the second triggering event. The following table quantifies the estimated amounts that would be payable under the change of control agreements, assuming the triggering events occurred on December 31, 2008.

	3x Base Salary	Average 3-Yrs Short-Term Incentive Award	Pro-Rata Target Short-Term Incentive Award	Health & Welfare Benefits	Stock Award Vesting(1)	Stock Option Vesting(2)	Excise Tax Gross-up(3)	Total
Richard E. Anthony	$2,784,600	$1,624,350	$928,200	$52,740	$1,146,303	$0	$0	$6,536,193
Thomas J. Prescott	1,161,000	474,075	270,900	52,740	199,162	0	0	2,157,877
Frederick L. Green, III	1,686,300	836,124	477,785	52,740	386,233	0	0	3,439,182
Elizabeth R. James	1,293,000	527,931	301,700	52,740	204,131	0	0	2,379,502
Mark G. Holladay	945,000	330,750	220,500	52,740	86,290	0	0	1,715,080

(1) Estimated by multiplying number of stock awards that vest upon change of control by fair market value on December 31, 2008. Stock awards also vest upon death or disability, and the January 31, 2008 restricted stock unit award also vests upon retirement (age 62 with 15 years of service). Mr. Anthony is the only named executive officer who is currently eligible for retirement.

(2) Estimated by multiplying number of options that vest upon change of control by difference in fair market value on December 31, 2008 and exercise price. Because the fair market value of Synovus stock on December 31, 2008 is less than the exercise price of all unexercised options held by each named executive officer, amount is estimated at zero for each named executive officer. Excluding the Spin-Off stock option grant made on January 31, 2008, stock options also vest upon retirement (age 62 with 15 years of service), death, disability or involuntary termination not for cause.

(3) As described under "TARP Related Actions" on page 30, the change of control agreements for named executives were amended on December 19, 2008 to limit benefits so that no excise tax will apply. Under the above table, however, no excise tax would have been imposed on any of the named executives, regardless of the amendments.

Executives who receive these benefits are subject to a confidentiality obligation with respect to secret and confidential information about Synovus they know. There are no provisions regarding a waiver of this confidentiality obligation. No perquisites or other personal benefits are payable under the change of control agreements.

POTENTIAL PAYOUTS UNDER VARIOUS TERMINATION SCENARIOS

The following table compares the amounts payable to the CEO under various termination scenarios within 12 months. As described above, neither the CEO (nor any of the other named executive officers) has an employment agreement, so that the only amounts payable upon termination (other than the amounts set forth in the change of control agreement) are long-term incentives that vest upon retirement and the deferred compensation account balance.

	Termination	"Not For Cause" Termination	Change of Control Termination
Base Salary	$ 0	$ 0	$2,784,600
Bonus	0	0	2,552,550
Stock Options(1)	0	0	0
Restricted Stock	273,634(2)	273,634(2)	1,146,303
Health/Welfare	0	0	52,740
Perks	0	0	0
Deferred Compensation(3)	578,136	578,136	578,136
SERP	N/A	N/A	N/A
Total	$851,770	$851,770	$7,114.329

(1) Estimated by multiplying the number of options that vest by difference in fair market value and exercise price on December 31, 2008. As of December 31, 2008, exercise price exceeds fair market value of all outstanding shares.

(2) Estimated by multiplying number of restricted units that vest upon retirement (32,698) by closing price on December 31, 2008 ($8.30).

(3) Estimated based upon deferred compensation account balance as of December 31, 2008.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transaction Policy

Synovus' Board of Directors has adopted a written policy for the review, approval or ratification of certain transactions with related parties of Synovus, which policy is administered by the Corporate Governance and Nominating Committee. Transactions that are covered under the policy include any transaction, arrangement or relationship, or series of similar transactions, arrangements or relationships, in which: (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) Synovus is a participant, and (3) any related party of Synovus (such as an executive officer, director, nominee for election as a director or greater than 5% beneficial owner of Synovus stock, or their immediate family members) has or will have a direct or indirect interest.

Among other factors considered by the Committee when reviewing the material facts of related party transactions, the Committee must take into account whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction. Certain categories of transactions have standing pre-approval under the policy, including the following:

- the employment of non-executive officers who are immediate family members of a related party of Synovus so long as the annual compensation received by this person does not exceed $250,000, which employment is reviewed by the Committee at its next regularly scheduled meeting; and
- certain limited charitable contributions by Synovus, which transactions are reviewed by the Committee at its next regularly scheduled meeting.

The policy does not apply to certain categories of transactions, including the following:

- certain lending transactions between related parties and Synovus and any of its banking and brokerage subsidiaries;

- certain other financial services provided by Synovus or any of its subsidiaries to related parties, including retail brokerage, deposit relationships, investment banking and other financial advisory services; and
- transactions which occurred, or in the case of ongoing transactions, transactions which began, prior to the date of the adoption of the policy by the Synovus Board.

Related Party Transactions

During 2008, Synovus' executive officers and directors (including their immediate family members and organizations with which they are affiliated) were also customers of Synovus and/or its subsidiaries. In management's opinion, the lending relationships with these directors and officers were made in the ordinary course of business and on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with other customers and do not involve more than normal collection risk or present other unfavorable features. In addition to these lending relationships, some directors and their affiliated organizations provide services or otherwise do business with Synovus and its subsidiaries, and we in turn provide services, including retail brokerage and other financial services, or otherwise do business with the directors and their organizations, in each case in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with other nonaffiliated persons.

Total Technology Ventures and Related Funds

As of December 31, 2008, Synovus owned a 60% membership interest in Total Technology Ventures, LLC ("TTV") and Gardiner W. Garrard, III, the son of Gardiner W. Garrard, Jr., a director of Synovus, owned a 20% membership interest in TTV. Gardiner W. Garrard, III also serves as a managing partner of TTV and received $250,000 in compensation during 2008 for this role. In addition to their ownership in TTV, each of Synovus and Gardiner W. Garrard, III owns interests in TTP Fund, L.P. ("Fund I") and TTP Fund II, L.P. ("Fund II"), two private investment funds engaged in private equity investment transactions. Synovus holds approximately 79.8% of the limited partnership interests in Fund I and has a 5% profit allocation from Fund I. Synovus holds approximately 74.9% of the limited partnership interests in Fund II and, through its ownership interest in the general partner of Fund II, is entitled to receive approximately 15% of any profit allocation distributions made by Fund II. Gardiner W. Garrard, III owns an interest in the general partners of Fund I and Fund II. Through these ownership interests, he is entitled to receive 47.4% and 42.5%, respectively, of any profit allocations made by Fund I and Fund II to their general partners.

The general partners of Fund I and Fund II have entered into agreements with TTV pursuant to which TTV provides investment management administrative services to each general partner. The management fee payable quarterly to TTV for investment advisory services is equal to the management fee received quarterly by each general partner from Fund I and Fund II, respectively, subject to certain adjustments and reductions. The aggregate management fees paid to TTV by the general partners of Fund I and Fund II during 2008 were $626,827 and $1,802,272, respectively.

Effective as of January 1, 2009, Synovus sold 11% of its interests in TTV to Gardiner W. Garrard, III and an unrelated third party for a total purchase price of $242,782 in cash (the "TTV Sale"), reducing Synovus' percentage interest in TTV to 49% and increasing Mr. Garrard's interest in TTV to 25.5%. The Committee reviewed the material terms of the TTV Sale in accordance with Synovus' related party transactions policy and determined that the TTV Sale was on terms no less favorable to Synovus than terms generally available to an unaffiliated party under the same or similar circumstances.

Total System Services, Inc.

On December 31, 2007, pursuant to an Agreement and Plan of Distribution, Columbus Bank and Trust Company ("CB&T"), a wholly owned banking subsidiary of Synovus, distributed its approximately 80.8% ownership interest in Total System Services, Inc. ("TSYS") to Synovus and Synovus distributed all of those shares to Synovus shareholders in the Spin-Off. After this time, TSYS became a fully independent, publicly owned company. Phil Tomlinson, a director of Synovus, is the Chairman of the Board and Chief Executive Officer of TSYS. Richard E. Anthony, Chairman of the Board and Chief Executive Officer of Synovus, is a director of TSYS.

During 2008, Synovus and TSYS were parties to a Transition Services Agreement which was entered into in connection with the Spin-Off pursuant to which each party provided certain services to the other for a specified period during 2008. The services provided by Synovus to TSYS included human resource services, payroll services, corporate education services, investor relations services, legal services and tax services for which TSYS paid Synovus a fee of $3,211,987. The services provided by TSYS to Synovus included telecommunications services and legal services for which Synovus paid TSYS a fee of $1,005,218.

During 2008, TSYS provided electronic payment processing services to certain banking subsidiaries of Synovus, totaling $4,083,204 for electronic payment processing services and $9,068,303 for other data processing, software and business process management services. Synovus and its subsidiaries also paid TSYS an aggregate of $2,173,071 in miscellaneous reimbursable items such as data links, network services and postage, primarily related to processing services, in 2008.

In addition, Synovus and CB&T leased office space from TSYS in 2008 under various lease agreements, resulting in aggregate payments of $1,255,552 to TSYS during 2008. CB&T and other Synovus subsidiaries also paid subsidiaries of TSYS $455,125 for debt collection services and $554,361 for printing services in 2008.

All of the transactions set forth above between TSYS and Synovus and its subsidiaries are comparable to those provided by between similarly situated unrelated third parties in similar transactions. The payments to Synovus by TSYS and the payments to TSYS by Synovus represent less than 2% of TSYS' 2008 gross revenues.

W.C. Bradley Co.

Synovus leased various properties in Columbus, Georgia from W.C. Bradley Co. for office space and storage during 2008. The rent paid for the space was $2,124,252. The terms of the lease agreements are comparable to those provided for between similarly situated unrelated third parties in similar transactions.

Synovus is a party to a Joint Ownership Agreement with TSYS and W.C.B. Air L.L.C. pursuant to which they jointly own or lease aircraft. W.C. Bradley Co. owns all of the limited liability interests of W.C.B. Air. The parties have each agreed to pay fixed fees for each hour they fly the aircraft owned and/or leased pursuant to the Joint Ownership Agreement. Synovus paid $1,768,411 for use of the aircraft during 2008. The charges payable by Synovus in connection with its use of this aircraft approximate charges available to unrelated third parties in the State of Georgia for use of comparable aircraft for commercial purposes.

James H. Blanchard, a director of Synovus, is a director of W.C. Bradley Co. James D. Yancey, Chairman of the Board of CB&T and a director of Synovus, is a director of W.C. Bradley Co. William B. Turner, Jr., Vice Chairman of the Board and Retired President of W.C. Bradley Co., is a director of Synovus and CB&T. John T. Turner, William B. Turner, Jr.'s brother, is a director of W.C. Bradley Co. and a director of CB&T. The payments to W.C. Bradley Co. by Synovus and its subsidiaries and the payments to Synovus and its subsidiaries by W.C. Bradley Co. represent less than 2% of W.C. Bradley Co.'s 2008 gross revenues.

Other Related Party Transactions

During 2008, a banking subsidiary of Synovus leased office space in Daniel Island, South Carolina from DIBS Holdings, LLC for $202,331. Frank W. Brumley, a director of Synovus, is managing member of and holds a 30% equity interest in DIBS Holdings, LLC. The terms of the lease agreement are comparable to those provided for between similarly situated unrelated third parties in similar transactions.

During 2008, Synovus and its wholly owned subsidiaries paid to Communicorp, Inc. $414,889, for printing, marketing and promotional services, which payments are comparable to payments between similarly situated unrelated third parties for similar services. Communicorp is a wholly owned subsidiary of Aflac Incorporated. Daniel P. Amos, a director of Synovus, is Chief Executive Officer and a director of Aflac. The payments to Aflac by Synovus and its subsidiaries represent less than 2% of Aflac's 2008 gross revenues.

William Russell Blanchard, a son of director James H. Blanchard, was employed by a subsidiary of Synovus as a retail banking executive during 2008. William Russell Blanchard received $218,440 in compensation during 2008. William Fray McCormick, the son-in-law of director Richard Y. Bradley, was employed by a subsidiary of Synovus as a trust officer during 2008. Mr. McCormick received $123,620 in compensation for his services during the year. The compensation received by the employees listed above is determined under the standard compensation practices of Synovus.

The Transition Services Agreement between Synovus and TSYS and the TTV Sale were each approved pursuant to Synovus' related party transaction policy. None of the other transactions described above required review, approval or ratification under Synovus' related party transaction policy as they occurred or began prior to the adoption of the policy by the Synovus Board.

Other Information About Board Independence

In addition to the information set forth under the caption "Related Party Transactions" above, the Board also considered the following relationships in evaluating the independence of Synovus' independent directors and determined that none of the relationships constitute a material relationship with Synovus:

- Synovus provided lending and/or other financial services to each of Messrs. Amos, Bradley, Brumley, Goodrich, Hansford, Lampton, Page, Purcell, Stith, Turner and Yancey and Ms. Camp and Ms. Ogie, their immediate family members and/or their affiliated organizations during 2008 in the ordinary course of business and on substantially the same terms as those available to unrelated parties. These relationships meet the Board's categorical standards for independence;
- Two immediate family members of Mr. Turner were compensated as non-executive employees of Synovus during 2008, which employment was in accordance with the Board's categorical standards for independence; and
- Entities affiliated with Mr. Amos made minimal payments to or received payments from Synovus for services in the ordinary course of business during 2008, which payments did not approach the 2% of consolidated gross revenues threshold set forth in the Board's categorical standards for independence.

PRINCIPAL SHAREHOLDERS

The following table sets forth the number of shares of Synovus common stock held by the only known holders of more than 5% of the outstanding shares of Synovus common stock as of December 31, 2008.

Name and Address of Beneficial Owner	Shares of Synovus Stock Beneficially Owned as of 12/31/08	Percentage of Outstanding Shares of Synovus Stock Beneficially Owned as of 12/31/08
Synovus Trust Company, N.A.(1) 1148 Broadway Columbus, Georgia 31901	47,501,473(2)	14.38%
Wells Fargo & Company 420 Montgomery Street San Francisco, California 94163	23,087,514(3)	6.99%

(1) The shares of Synovus stock held by Synovus Trust Company are voted by the President of Synovus Trust Company.

(2) As of December 31, 2008, the banking, brokerage, investment advisory and trust company subsidiaries of Synovus, including CB&T through its wholly owned subsidiary, Synovus Trust Company, held in various fiduciary or advisory capacities a total of 47,522,355 shares of Synovus stock as to which they possessed sole or shared voting or investment power. Of this total, Synovus Trust Company held 42,232,296 shares as to which it possessed sole voting power, 44,266,249 shares as to which it possessed sole investment power, 157,735 shares as to which it possessed shared voting power and 2,492,456 shares as to which it possessed shared investment power. The other banking, brokerage, investment advisory and trust subsidiaries of Synovus held 20,882 shares as to which they possessed sole or shared investment power. Synovus and its subsidiaries disclaim beneficial ownership of all shares of Synovus stock which are held by them in various fiduciary, advisory, non-advisory or agency capacities.

(3) As of December 31, 2008, Wells Fargo & Company and its subsidiaries held 14,371,138 shares of Synovus stock as to which they possessed sole voting power, 1,000 shares as to which they possessed shared voting power, 22,809,994 shares as to which they possessed sole investment power and 103,226 shares as to which they possessed shared investment power. Of this total, Metropolitan West Capital Management, LLC, an investment advisory subsidiary of Wells Fargo & Company, beneficially owned a total of 19,875,805 shares of Synovus stock, 11,591,239 shares of which it possessed sole voting power and all of which it possessed sole investment power.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Synovus' officers and directors, and persons who own more than ten percent of Synovus stock, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC and the NYSE. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish Synovus with copies of all Section 16(a) forms they file.

To Synovus' knowledge, based solely on its review of the copies of such forms received by it, and written representations from certain reporting persons that no Forms 5 were required for those persons, Synovus believes that during the fiscal year ended December 31, 2008 all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with, except that each of Messrs. Anthony, Green and Turner reported one transaction late.

SHAREHOLDER PROPOSALS AND NOMINATIONS

In order for a shareholder proposal to be considered for inclusion in Synovus' Proxy Statement for the 2010 Annual Meeting of Shareholders, the written proposal must be received by the Corporate Secretary of Synovus at the address below. The Corporate Secretary must receive the proposal no later than November 13, 2009. The proposal will also need to comply with the SEC's regulations under Rule 14a-8 regarding the inclusion of shareholder proposals in company sponsored proxy materials. Proposals should be addressed to:

Corporate Secretary
Synovus Financial Corp.
1111 Bay Avenue, Suite 500
Columbus, Georgia 31901

For a shareholder proposal that is not intended to be included in Synovus' Proxy Statement for the 2010 Annual Meeting of Shareholders, or if you want to nominate a person for election as a director, you must provide written notice to the Corporate Secretary at the address above. The Secretary must receive this notice not earlier than November 23, 2009 and not later than December 23, 2009. The notice of a proposed item of business must provide information as required in the bylaws of Synovus which, in general, require that the notice include for each matter a brief description of the matter to be brought before the meeting; the reason for bringing the matter before the meeting; your name, address, and number of shares you own beneficially or of record; and any material interest you have in the proposal.

The notice of a proposed director nomination must provide information as required in the bylaws of Synovus which, in general, require that the notice of a director nomination include your name, address and the number of shares you own beneficially or of record; the name, age, business address, residence address and principal occupation of the nominee; and the number of shares owned beneficially or of record by the nominee, as well as information on any hedging activities or derivative positions held by the nominee with respect to Synovus shares. It must also include the information that would be required to be disclosed in the solicitation of proxies for the election of a director under federal securities laws. You must submit the nominee's consent to be elected and to serve as well as a statement whether each nominee, if elected, intends to tender promptly following such person's failure to receive the required vote for election or re-election, an irrevocable resignation effective upon acceptance by the Board of Directors, in accordance with Synovus' Corporate Governance Guidelines. A copy of the bylaw requirements will be provided upon request to the Corporate Secretary at the address above.

GENERAL INFORMATION

Financial Information

A copy of Synovus' 2008 Annual Report on Form 10-K will be furnished, without charge, by writing to the Corporate Secretary, Synovus Financial Corp., 1111 Bay Avenue, Suite 500, Columbus, Georgia 31901. The Form 10-K is also available on Synovus' home page on the Internet at www.synovus.com. See "Financial Reports — SEC Filings" under the "Investor Relations" page.

Solicitation of Proxies

Synovus will pay the cost of soliciting proxies. Proxies may be solicited on behalf of Synovus by directors, officers or employees by mail, in person or by telephone, facsimile or other electronic means. Synovus will reimburse brokerage firms, nominees, custodians, and fiduciaries for their out-of-pocket expenses for forwarding proxy materials to beneficial owners.

Householding

The Securities and Exchange Commission's proxy rules permit companies and intermediaries, such as brokers and banks, to satisfy delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single proxy statement to those shareholders. This method of delivery, often referred to as householding, should reduce the amount of duplicate information that shareholders receive and lower printing and mailing costs for companies. Synovus and certain intermediaries are householding proxy materials for shareholders of record in connection with the Annual Meeting. This means that:

- Only one Annual Report and Proxy Statement will be delivered to multiple shareholders sharing an address unless you notify your broker or bank to the contrary;
- You can contact Synovus by calling (706) 649-5220 or by writing Director of Investor Relations, Synovus Financial Corp., P.O. Box 120, Columbus, Georgia 31902 to request a separate copy of the Annual Report and Proxy Statement for the 2009 Annual Meeting and for future meetings or, if you are currently receiving multiple copies, to receive only a single copy in the future or you can contact your bank or broker to make a similar request; and
- You can request delivery of a single copy of Annual Reports or Proxy Statements from your bank or broker if you share the same address as another Synovus shareholder and your bank or broker has determined to household proxy materials.

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APPENDIX A

SYNOVUS FINANCIAL CORP. DIRECTOR INDEPENDENCE STANDARDS

The following independence standards have been approved by the Board of Directors and are included within Synovus' Corporate Governance Guidelines.

A majority of the Board of Directors will be independent directors who meet the criteria for independence required by the NYSE. The Corporate Governance and Nominating Committee will make recommendations to the Board annually as to the independence of directors as defined by the NYSE. To be considered independent under the NYSE Listing Standards, the Board must determine that a director does not have any direct or indirect material relationship with the Company. The Board has established the following standards to assist it in determining director independence. A director is not independent if:

- The director is, or has been within the last three years, an employee of the Company or an immediate family member is, or has been within the last three years, an executive officer of the Company.
- The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service). (Compensation received by an immediate family member for service as an employee of the Company (other than an executive officer) is not taken into consideration under this independence standard).
- (A) The director is a current partner or employee of a firm that is the Company's internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on the Company's audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the Company's audit within that time.
- The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee.
- The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues. (The principal amount of loans made by the Company to any director or immediate family member shall not be taken into consideration under this independence standard; however, interest payments or other fees paid in association with such loans would be considered payments.)

The following relationships will not be considered to be material relationships that would impair a director's independence:

- The director is a current employee, or an immediate family member of the director is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services (including financial services) in an amount which, in the prior fiscal year, is less than the greater of $1 million, or 2% of such other company's consolidated gross revenues. (In the event this threshold is exceeded, and where applicable in the standards set forth below, the three year "look back" period referenced above will apply to future independence determinations).

- The director or an immediate family member of the director is a partner of a law firm that provides legal services to the Company and the fees paid to such law firm by the Company in the prior fiscal year were less than the greater of $1 million, or 2% of the law firm's total revenues.
- The director or an immediate family member of the director is an executive officer of a tax exempt organization and the Company's contributions to the organization in the prior fiscal year were less than the greater of $1 million, or 2% of the organization's consolidated gross revenues.
- The director received less than $120,000 in direct compensation from the Company during the prior twelve month period, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).
- The director's immediate family member received in his or her capacity as an employee of the Company (other than as an executive officer of the Company), less than $250,000 in direct compensation from the Company in the prior fiscal year, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).
- The director or an immediate family member of the director has, directly, in his or her individual capacities, or, indirectly, in his or her capacity as the owner of an equity interest in a company of which he or she is not an employee, lending relationships, deposit relationships or other banking relationships (such as depository, trusts and estates, private banking, investment banking, investment management, custodial, securities brokerage, insurance, cash management and similar services) with the Company provided that:

1) Such relationships are in the ordinary course of business of the Company and are on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons; and

2) With respect to extensions of credit by the Company's subsidiaries:

(a) such extensions of credit have been made in compliance with applicable law, including Regulation O of the Board of Governors of the Federal Reserve, Sections 23A and 23B of the Federal Reserve Act and Section 13(k) of the Securities Exchange Act of 1934; and

(b) no event of default has occurred under the extension of credit.

For relationships not described above or otherwise not covered in the above examples, a majority of the Company's independent directors, after considering all of the relevant circumstances, may make a determination whether or not such relationship is material and whether the director may therefore be considered independent under the NYSE Listing Standards. The Company will explain the basis of any such determinations of independence in the next proxy statement.

For purposes of these independence standards an "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home.

For purposes of these independence standards "Company" includes any parent or subsidiary in a consolidated group with the Company.

Consolidated Balance Sheets as of December 31, 2008 and 2007 ..... F-2

Consolidated Statements of Income for the Years ended December 31, 2008, 2007, and 2006 ..... F-3

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income for the Years ended December 31, 2008, 2007, and 2006 ..... F-4

Consolidated Statements of Cash Flows for the Years ended December 31, 2008, 2007, and 2006 ..... F-5

Notes to Consolidated Financial Statements F-6

Report of Independent Registered Public Accounting Firm F-51

Management's Report on Internal Control Over Financial Reporting F-52

Report of Independent Registered Public Accounting Firm F-53

Selected Financial Data F-54

Management's Discussion and Analysis of Financial Condition and Results of Operation F-55

Summary of Quarterly Financial Data (Unaudited) F-101

(In thousands, except share data)

	December 31, 2008	December 31, 2007
ASSETS		
Cash and due from banks, including $24,965 and $18,946 in 2008 and 2007, respectively, on deposit to meet Federal Reserve requirements	**$ 524,327**	682,583
Interest bearing funds with Federal Reserve Bank	**1,206,168**	—
Interest earning deposits with banks	**10,805**	10,950
Federal funds sold and securities purchased under resale agreements	**388,197**	76,086
Trading account assets	**24,513**	17,803
Mortgage loans held for sale, at fair value	**133,637**	153,437
Impaired loans held for sale	**3,527**	—
Investment securities available for sale	**3,892,148**	3,666,974
Loans, net of unearned income	**27,920,177**	26,498,585
Allowance for loan losses	**(598,301)**	(367,613)
Loans, net	**27,321,876**	26,130,972
Premises and equipment, net	**605,019**	547,437
Goodwill	**39,521**	519,138
Other intangible assets, net	**21,266**	28,007
Other assets	**1,615,265**	1,231,094
Total assets	**$35,786,269**	33,064,481
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Non-interest bearing deposits	**$ 3,563,619**	3,472,423
Interest bearing deposits ($75,875 and $293,842 at fair value as of December 31, 2008 and 2007)	**25,053,560**	21,487,393
Total deposits	**28,617,179**	24,959,816
Federal funds purchased and securities sold under repurchase agreements	**725,869**	2,319,412
Long-term debt	**2,107,173**	1,890,235
Other liabilities	**516,541**	453,428
Total liabilities	**31,966,762**	29,622,891
Minority interest in consolidated subsidiaries	**32,349**	—
Shareholders' equity:		
Cumulative perpetual preferred stock — no par value. Authorized 100,000,000 shares; 967,870 shares outstanding at December 31, 2008	**919,635**	—
Common stock — $1.00 par value. Authorized 600,000,000 shares; issued 336,010,941 in 2008 and 335,529,482 in 2007; outstanding 330,334,111 in 2008 and 329,867,944 in 2007	**336,011**	335,529
Additional paid-in capital	**1,165,875**	1,101,209
Treasury stock, at cost — 5,676,830 shares in 2008 and 5,661,538 shares in 2007	**(114,117)**	(113,944)
Accumulated other comprehensive income	**129,253**	31,439
Retained earnings	**1,350,501**	2,087,357
Total shareholders' equity	**3,787,158**	3,441,590
Total liabilities and shareholders' equity	**$35,786,269**	33,064,481

See accompanying notes to consolidated financial statements.

(In thousands, except per share data)

	Years Ended December 31, 2008	2007	2006
Interest income:			
Loans, including fees	**$1,661,012**	2,046,239	1,859,914
Investment securities available for sale:			
U.S. Treasury and U.S. Government agency securities	**82,856**	89,597	69,834
Mortgage-backed securities	**88,609**	67,744	52,469
State and municipal securities	**6,368**	8,095	9,208
Other investments	**5,415**	7,290	6,915
Trading account assets	**1,924**	3,418	2,691
Mortgage loans held for sale	**7,342**	9,659	8,638
Impaired loans held for sale	**93**	—	—
Federal funds sold and securities purchased under resale agreements	**3,382**	5,258	6,422
Interest on Federal Reserve balances	**391**	—	—
Interest earning deposits with banks	**188**	1,104	375
Total interest income	**1,857,580**	2,238,404	2,016,466
Interest expense:			
Deposits	**667,453**	912,472	746,669
Federal funds purchased and securities sold under repurchase agreements	**38,577**	92,970	72,958
Long-term debt	**73,657**	84,014	71,050
Total interest expense	**779,687**	1,089,456	890,677
Net interest income	**1,077,893**	1,148,948	1,125,789
Provision for losses on loans	**699,883**	170,208	75,148
Net interest income after provision for losses on loans	**378,010**	978,740	1,050,641
Non-interest income:			
Service charges on deposit accounts	**111,837**	112,142	112,417
Fiduciary and asset management fees	**48,779**	50,761	48,627
Brokerage and investment banking revenue	**33,119**	31,980	26,729
Mortgage banking income	**23,493**	27,006	29,255
Bankcard fees	**53,153**	47,770	44,303
Net gains (losses) on sales of investment securities available for sale	**45**	980	(2,118)
Other fee income	**37,246**	39,307	38,743
Increase in fair value of private equity investments, net	**24,995**	16,497	6,552
Proceeds from sale of MasterCard shares	**16,186**	6,304	2,481
Proceeds from redemption of Visa shares	**38,542**	—	—
Other non-interest income	**47,795**	56,281	52,441
Total non-interest income	**435,190**	389,028	359,430
Non-interest expense:			
Salaries and other personnel expense	**458,927**	455,158	450,373
Net occupancy and equipment expense	**124,444**	112,888	100,270
FDIC insurance and other regulatory fees	**25,161**	10,347	8,796
Foreclosed real estate	**136,678**	15,736	3,294
Losses on impaired loans held for sale	**9,909**	—	—
Goodwill impairment	**479,617**	—	—
Professional fees	**30,276**	21,255	20,001
Visa litigation (recovery) expense	**(17,473)**	36,800	—
Restructuring charges	**16,125**	—	—
Other operating expenses	**201,957**	187,910	181,799
Total non-interest expense	**1,465,621**	840,094	764,533
Minority interest in consolidated subsidiaries	**7,712**	—	—
Income (loss) from continuing operations before income taxes	**(660,133)**	527,674	645,538
Income tax expense (benefit)	**(77,695)**	184,739	230,435
Income (loss) from continuing operations	**(582,438)**	342,935	415,103
Income from discontinued operations, net of income taxes and minority interest	**—**	183,370	201,814
Net income (loss)	**(582,438)**	526,305	616,917
Dividends and accretion of discount on preferred stock	**2,057**	—	—
Net income (loss) available to common shareholders	**$ (584,495)**	526,305	616,917
Basic earnings per share:			
Income (loss) from continuing operations	**$ (1.77)**	1.05	1.29
Net income (loss)	**(1.77)**	1.61	1.92
Diluted earnings per share:			
Income (loss) from continuing operations	**$ (1.77)**	1.04	1.28
Net income (loss)	**(1.77)**	1.60	1.90
Weighted average common shares outstanding:			
Basic	**329,319**	326,849	321,241
Diluted	**329,319**	329,863	324,232

See accompanying notes to consolidated financial statements.

(In thousands, except per share data) Years Ended December 31, 2008, 2007, and 2006	Preferred Stock Shares Issued	Preferred Stock Amount	Common Stock Shares Issued	Common Stock Amount	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at December 31, 2005	—	$ —	318,301	$ 318,301	683,321	(113,944)	(29,536)	2,091,187	2,949,329
SAB No. 108 adjustment to opening shareholders' equity	—	—	—	—	—	—	826	3,434	4,260
Postretirement unfunded health benefit obligation from adoption of SFAS No. 158, net of tax	—	—	—	—	—	—	(3,212)	—	(3,212)
Net Income	—	—	—	—	—	—	—	616,917	616,917
Other comprehensive income, net of tax:									
Net unrealized gain on cash flow hedges	—	—	—	—	—	—	3,650	—	3,650
Change in unrealized gains/losses on investment securities available for sale, net of reclassification adjustment	—	—	—	—	—	—	13,268	—	13,268
Gain on foreign currency translation	—	—	—	—	—	—	12,875	—	12,875
Other comprehensive income	—	—	—	—	—	—	29,793	—	29,793
Comprehensive income	—	—	—	—	—	—	—	—	646,710
Cash dividends declared — $.78 per share	—	—	—	—	—	—	—	(251,084)	(251,084)
Issuance of non-vested stock	—	—	610	610	(610)	—	—	—	—
Share-based compensation expense	—	—	—	—	23,373	—	—	—	23,373
Stock options exercised	—	—	3,459	3,459	62,051	—	—	—	65,510
Share-based compensation tax benefit	—	—	—	—	11,390	—	—	—	11,390
Ownership change at majority-owned subsidiary	—	—	—	—	6,031	—	—	—	6,031
Issuance of common stock for acquisitions	—	—	8,844	8,844	247,499	—	—	—	256,343
Balance at December 31, 2006	—	—	331,214	331,214	1,033,055	(113,944)	(2,129)	2,460,454	3,708,650
Cumulative effect of adoption of FIN No. 48			—	—	—	—	—	(230)	(230)
Net income	—	—	—	—	—	—	—	526,305	526,305
Other comprehensive income, net of tax:									
Net unrealized gain on cash flow hedges	—	—	—	—	—	—	18,334	—	18,334
Change in unrealized gains/losses on investment securities available for sale, net of reclassification adjustment	—	—	—	—	—	—	31,251	—	31,251
Amortization of postretirement unfunded health benefit, net of tax	—	—	—	—	—	—	817	—	817
Gain on foreign currency translation			—	—	—	—	6,151	—	6,151
Other comprehensive income	—	—	—	—	—	—	56,553	—	56,553
Comprehensive income	—	—	—	—	—	—	—	—	582,858
Cash dividends declared — $.82 per share	—	—	—	—	—	—	—	(269,082)	(269,082)
Issuance of non-vested stock	—	—	552	552	(552)	—	—	—	—
Share-based compensation expense	—	—	—	—	21,540	—	—	—	21,540
Stock options exercised	—	—	3,702	3,702	60,148	—	—	—	63,850
Share-based compensation tax benefit	—	—	—	—	15,937	—	—	—	15,937
Issuance of common stock for acquisitions	—	—	61	61	2,054	—	—	—	2,115
Spin-off of TSYS	—	—	—	—	(30,973)	—	(22,985)	(630,090)	(684,048)
Balance at December 31, 2007	**—**	**—**	**335,529**	**335,529**	**1,101,209**	**(113,944)**	**31,439**	**2,087,357**	**3,441,590**
Cumulative effect of adoption of EITF Issue No. 06-4	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(2,248)**	**(2,248)**
Cumulative effect of adoption of SFAS No. 159	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**58**	**58**
Net loss	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(582,438)**	**(582,438)**
Other comprehensive income, net of tax:									
Net unrealized gain on cash flow hedges	**—**	**—**	**—**	**—**	**—**	**—**	**21,589**	**—**	**21,589**
Change in unrealized gains/losses on investment securities available for sale, net of reclassification adjustment	**—**	**—**	**—**	**—**	**—**	**—**	**76,045**	**—**	**76,045**
Amortization of postretirement unfunded health benefit, net of tax			**—**	**—**	**—**	**—**	**180**	**—**	**180**
Other comprehensive income	**—**	**—**	**—**	**—**	**—**	**—**	**97,814**	**—**	**97,814**
Comprehensive loss	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(484,624)**
Cash dividends declared — $.46 per share	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(151,918)**	**(151,918)**
Treasury shares purchased	**—**	**—**	**—**	**—**	**—**	**(173)**	**—**	**—**	**(173)**
Issuance of non-vested stock	**—**	**—**	**(39)**	**(39)**	**39**	**—**	**—**	**—**	**—**
Share-based compensation expense	**—**	**—**	**—**	**—**	**13,716**	**—**	**—**	**—**	**13,716**
Stock options exercised	**—**	**—**	**521**	**521**	**2,481**	**—**	**—**	**—**	**3,002**
Share-based compensation tax deficiency	**—**	**—**	**—**	**—**	**(115)**	**—**	**—**	**—**	**(115)**
Issuance of preferred stock and common stock warrants	**967,870**	**919,325**	**—**	**—**	**48,545**	**—**	**—**	**—**	**967,870**
Accretion of discount on preferred stock	**—**	**310**	**—**	**—**	**—**	**—**	**—**	**(310)**	**—**
Balance at December 31, 2008	**967,870**	**$919,635**	**336,011**	**$336,011**	**1,165,875**	**(114,117)**	**129,253**	**1,350,501**	**3,787,158**

See accompanying notes to consolidated financial statements.

(In thousands)

	Years Ended December 31, 2008	2007	2006
Operating Activities			
Net (loss) income	**$ (582,438)**	526,305	616,917
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for losses on loans	**699,883**	170,208	75,148
Depreciation, amortization, and accretion, net	**70,615**	208,270	231,288
Goodwill impairment	**479,617**	—	—
Equity in income of equity investments	**(3,517)**	(10,463)	(14,726)
Deferred income tax (benefit) expense	**(107,601)**	(28,057)	(44,970)
Decrease (increase) in interest receivable	**72,611**	(11,774)	(84,457)
(Decrease) increase in interest payable	**(13,783)**	830	74,422
Minority interest in consolidated subsidiaries' net income	**7,712**	47,521	48,102
Decrease (increase) in trading account assets	**(6,710)**	(2,537)	12,056
Originations of mortgage loans held for sale	**(1,098,582)**	(1,328,905)	(1,550,099)
Proceeds from sales of mortgage loans held for sale	**1,129,843**	1,378,999	1,547,765
Gain on sale of mortgage loans held for sale	**(9,292)**	(27,105)	(29,211)
Decrease (increase) in prepaid and other assets	**105,865**	(238,950)	(150,668)
(Decrease) increase in accrued salaries and benefits	**(11,762)**	(33,428)	6,781
Increase (decrease) in other liabilities	**184,873**	(22,877)	6,719
Net (gains) losses on sales of investment securities available for sale	**(45)**	(980)	2,118
Gain on sale of loans	—	—	(1,975)
Loss on sale of impaired loans held for sale	**9,909**	—	—
Gain on sale of other assets	—	—	(2,955)
Net increase in fair value of private equity investments	**(24,995)**	(16,497)	(6,346)
Gain from transfer of mutual funds	—	(6,885)	—
Gain on sale of MasterCard shares	**(16,186)**	(6,303)	(2,481)
Gain on redemption of Visa shares	**(38,542)**	—	—
(Decrease) increase in accrual for Visa litigation	**(17,473)**	36,800	—
Share-based compensation	**13,716**	36,509	27,163
Excess tax benefit from share-based payment arrangements	**(870)**	(14,066)	(10,460)
Impairment of developed software	—	1,740	—
Other, net	**(8,096)**	1,107	39,330
Net cash provided by operating activities	**834,752**	659,462	789,461
Investing Activities			
Net cash paid for acquisitions	—	(12,552)	(53,664)
Net decrease (increase) in interest earning deposits with banks	**145**	8,365	(16,409)
Net (increase) decrease in Federal funds sold and securities purchased under resale agreements	**(312,111)**	25,005	(27,387)
Net increase in interest bearing funds with Federal Reserve Bank	**(1,206,168)**	—	—
Proceeds from maturities and principal collections of investment securities available for sale	**1,036,368**	721,679	676,492
Proceeds from sales of investment securities available for sale	**165,623**	25,482	130,457
Purchases of investment securities available for sale	**(1,289,912)**	(1,015,303)	(1,051,733)
Proceeds from sale of commercial loans	—	—	32,813
Proceeds from sale of impaired loans held for sale	**28,813**	—	—
Net increase in loans	**(2,374,091)**	(2,071,602)	(2,498,467)
Purchases of premises and equipment	**(112,969)**	(168,202)	(140,143)
Proceeds from disposals of premises and equipment	**2,388**	790	1,201
Net proceeds from transfer of mutual funds	—	6,885	—
Proceeds from sale of MasterCard shares	**16,186**	6,303	2,481
Proceeds from redemption of Visa shares	**38,542**	—	—
Proceeds from sale of other assets	—	—	3,151
Additions to other intangible assets	—	—	(6,446)
Contract acquisition costs	—	(22,740)	(42,452)
Additions to licensed computer software from vendors	—	(33,382)	(11,858)
Additions to internally developed computer software	—	(17,785)	(13,973)
Dividend paid by TSYS to minority shareholders	—	(126,717)	(9,765)
Net cash used in investing activities	**(4,007,186)**	(2,673,774)	(3,025,702)
Financing Activities			
Net (decrease) increase in demand and savings deposits	**(900,032)**	549,001	600,371
Net increase (decrease) in certificates of deposit	**1,971,859**	(269,638)	1,019,302
Net increase (decrease) in brokered deposits	**2,585,536**	390,384	1,067,103
Net (decrease) increase in Federal funds purchased and securities sold under repurchase agreements	**(1,593,543)**	736,925	361,401
Principal repayments on long-term debt	**(250,789)**	(294,269)	(760,937)
Proceeds from issuance of long-term debt	**429,300**	1,087,079	127,203
Purchase of treasury shares	**(173)**	—	—
Excess tax benefit from share-based payment arrangements	**870**	14,066	10,460
Dividends paid to common shareholders	**(199,722)**	(264,930)	(244,654)
Proceeds from issuance of preferred stock and common stock warrants	**967,870**	—	—
Proceeds from issuance of common stock	**3,002**	63,850	65,510
Net cash provided by financing activities	**3,014,178**	2,012,468	2,245,759
Effect of exchange rate changes on cash and cash equivalent balances held in foreign currencies	—	4,970	(429)
(Decrease) increase in cash and cash equivalents	**(158,256)**	3,126	9,089
Cash retained by Total System Services, Inc.	—	(210,518)	—
Cash and due from banks at beginning of year	**682,583**	889,975	880,886
Cash and due from banks at end of year	**$ 524,327**	682,583	889,975

See accompanying notes to consolidated financial statements.

Note 1 Summary of Significant Accounting Policies

Business Operations

The consolidated financial statements of Synovus include the accounts of Synovus Financial Corp. (Parent Company) and its consolidated subsidiaries (collectively Synovus). Synovus provides integrated financial services including banking, financial management, insurance, mortgage, and leasing services through 31 wholly-owned subsidiary banks and other Synovus offices in Georgia, Alabama, South Carolina, Florida, and Tennessee.

Basis of Presentation

The accounting and reporting policies of Synovus conform to U.S. generally accepted accounting principles (GAAP) and to general practices within the banking and financial services industries. All significant intercompany accounts and transactions have been eliminated in consolidation.

In preparing the consolidated financial statements in accordance with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the fair value of investments; the allowance for loan losses; the valuation of other real estate; the valuation of long-lived assets, goodwill, and other intangible assets; the valuation of deferred tax assets; and the disclosures for contingent assets and liabilities. In connection with the determination of the allowance for loan losses and the valuation of certain impaired loans and other real estate, management obtains independent appraisals for significant properties and properties collateralizing impaired loans.

On December 31, 2007, Synovus completed the tax-free spin-off of Total System Services, Inc. (TSYS) common stock to Synovus shareholders. Accordingly, the results of operations and assets and liabilities of Synovus' former majority owned subsidiary, TSYS, have been reported as discontinued operations for the years ended December 31, 2007 and 2006. As a result of the spin-off of TSYS, Synovus has only one business segment as defined by Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." Synovus' statement of cash flows for the years ended December 31, 2007 and 2006 include, without segregation, cash flows of both continuing operations and discontinued operations. See Note 2 for further discussion of discontinued operations and the TSYS spin-off.

Following is a description of the more significant of Synovus' accounting and reporting policies.

Cash Flow Information

Supplemental disclosure of cash flow information is as follows:

	Years Ended December 31,		
(In millions)	**2008**	2007	2006
Cash paid during the year for:			
Income taxes	**$ 65.6**	440.7	391.4
Interest	**757.0**	1,068.9	806.4
Non-cash investing and financing activities:			
Loans receivable transferred to other real estate	**436.5**	111.1	33.0
Loans charged off to allowance for loan losses	**486.3**	131.2	72.8
Loans receivable transferred to impaired loans held for sale	**50.6**	—	—
Common stock issued in business combinations	—	1.9	240.6

The tax-free spin-off of TSYS common stock completed on December 31, 2007 represented a $684.0 million non-cash distribution of the net assets of TSYS, net of minority interest, to Synovus shareholders.

Federal Funds Sold, Federal Funds Purchased, Securities Purchased Under Resale Agreements, and Securities Sold Under Repurchase Agreements

Federal funds sold, federal funds purchased, securities purchased under resale agreements, and securities sold under repurchase agreements generally mature in one day.

Trading Account Assets

Trading account assets, which include both debt and equity securities, are reported at fair value. Fair value adjustments and fees from trading account activities are included as a component of other fee income. Gains and losses realized from the sale of trading account assets are determined by specific identification and are included as a component of other fee income on the trade date. Interest income on trading assets is reported as a component of interest income.

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at fair value. Fair value is derived from a hypothetical-securitization model used to project the "exit price" of the loan in securitization. The bid pricing convention is used for loan pricing for similar assets. The valuation model is based upon forward settlement of a pool of loans of identical coupon, maturity, product, and credit attributes. The inputs to the model are continuously updated with available market and historical data. As the loans are sold in the secondary market and predominately used as collateral for securitizations, the valuation model represents the highest and best use of the loans in Synovus' principal market.

Impaired Loans Held for Sale

Impaired loans held for sale are carried at the lower of aggregate cost or fair value. Impaired loans or pools of impaired loans are transferred to the impaired loans held for sale portfolio when the intent to hold the loans has changed due to portfolio management or risk mitigation strategies and when there is a plan to sell the loans within a reasonable period of time. The value of the impaired loans or pools of impaired loans is determined primarily by analyzing the underlying collateral of the loan and the estimated sales prices for the portfolio. At the time of transfer, any excess of cost over fair value which is attributable to declines in credit quality is recorded as a charge-off against the allowance for loan losses. Decreases in fair value subsequent to the transfer as well as losses from sale of these loans are recognized as a component of non-interest expense.

Investment Securities Available for Sale

Available for sale securities are recorded at fair value. Fair value is determined at a specific point in time, based on quoted market prices. Unrealized gains and losses on securities available for sale, net of the related tax effect, are excluded from earnings and are reported as a separate component of shareholders' equity, within accumulated other comprehensive income (loss), until realized.

A decline in the fair market value of any available for sale security below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield using the effective interest method and prepayment assumptions. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available for sale are included in earnings and are derived using the specific identification method for determining the amortized cost of securities sold.

Gains and losses on sales of investment securities are recognized on the settlement date, based on the amortized cost of the specific security. The financial statement impact of settlement date accounting versus trade date accounting is inconsequential.

Loans and Interest Income

Loans are reported at principal amounts outstanding less unearned income, net deferred fees and expenses, and the allowance for loan losses.

Interest income on consumer loans, made on a discount basis, is recognized in a manner which approximates the level yield method. Interest income on substantially all other loans is recognized on a level yield basis.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued when reasonable doubt exists as to the full collection of interest or principal, or when they become contractually in default for 90 days or more as to either interest or principal, unless they are both well-secured and in the process of collection. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest payments received on nonaccrual loans are applied as a reduction of principal. Loans are returned to accruing status when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest. Interest is accrued on impaired loans as long as such loans do not meet the criteria for nonaccrual classification.

Allowance for Loan Losses

The allowance for loan losses is established through the provision for losses on loans charged to operations. Loans are charged against the allowance for loan losses when management believes that the collection of principal is unlikely. Subsequent recoveries are added to the allowance. Management's evaluation of the adequacy of the allowance for loan losses is based on a formal analysis which assesses the probable loss within the loan portfolio. This analysis includes consideration of loan portfolio quality, historical performance, current economic conditions, level of nonperforming loans, loan concentrations, and review of impaired loans.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the subsidiary banks' allowances for loan losses. Such agencies may require the subsidiary banks to recognize adjustments to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Management, considering current information and events regarding a borrowers' ability to repay its obligations, considers a loan to be impaired when the ultimate collectability of all amounts due, according to the contractual terms of the loan agreement, is in doubt. When a loan is considered to be impaired, it is placed on nonaccrual status and the amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. If the loan is collateral-dependent, the fair value of the collateral less estimated selling costs is used to determine the amount of impairment. Estimated losses on collateral-dependent impaired loans are typically charged off. Estimated losses on all other impaired loans are included in the allowance for loan losses through a charge to the provision for losses on loans.

The accounting for impaired loans described above applies to all loans, except for large pools of smaller-balance, homogeneous loans that are collectively evaluated for impairment, and loans that are measured at fair value or at the lower of cost or fair value. The allowance for loan losses for loans not considered impaired and for large pools of smaller-balance, homogeneous loans is established through consideration of such factors as changes in the nature and volume of the portfolio, overall portfolio quality, individual loan risk ratings, loan concentrations, and historical charge-off trends.

Premises and Equipment

Premises and equipment, including leasehold improvements and purchased internal-use software, are reported at cost, less accumulated depreciation and amortization which are computed using the straight-line method over the estimated useful lives of the related assets. Synovus reviews long-lived assets, such as premises and equipment, for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable.

Goodwill and Other Intangible Assets

Goodwill, which represents the excess of cost over the fair value of net assets acquired of purchased companies, is tested for impairment at least annually, and when events or circumstances indicate that the carrying amount may not be recoverable. Synovus has established its annual impairment test date as June 30. To test for goodwill impairment, Synovus identifies its reporting units and determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. Synovus then compares the carrying value of each unit to its fair value to determine whether impairment exists. Synovus performed its annual evaluation of goodwill for impairment at June 30, 2008, 2007, and 2006. Based on an adverse change in the general business environment, significantly higher loan losses, reduced net interest margin, and a decline in Synovus' market capitalization, Synovus additionally evaluated goodwill for impairment at December 31, 2008 and 2007. Impairment losses of $479.6 million were recognized for the year ended December 31, 2008 as a result of impairment testing during the year ended December 31, 2008. No impairment losses were identified or recorded as a result of Synovus' goodwill impairment analyses during the years ended December 31, 2007 and 2006.

Identifiable intangible assets relate primarily to core deposit premiums, resulting from the valuation of core deposit intangibles acquired in business combinations or in the purchase of branch offices, customer relationships, and customer contract premiums resulting from the acquisition of investment advisory and transaction processing businesses. These identifiable intangible assets are amortized using accelerated methods over periods not exceeding the estimated average remaining life of the existing customer deposits, customer relationships, or contracts acquired. Amortization periods range from 3 to 15 years. Amortization periods for intangible assets are monitored to determine if events and circumstances require such periods to be reduced.

Identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the intangible assets is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows expected to be generated by the asset. If such assets are considered impaired, the amount of impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets based on the discounted expected future cash flows to be generated by the assets. Assets to be disposed of are reported at the lower of their carrying value or fair value less costs to sell.

Other Assets

Other assets include accrued interest receivable and other significant balances as described below.

Investments in Company-Owned Life Insurance Programs

Investments in company-owned life insurance programs are recorded at the net realizable value of the underlying insurance contracts. The change in contract value during the period is recorded as an adjustment of premiums paid in determining the expense or income to be recognized under the contract during the period. Income or expense from company-owned life insurance programs is included as a component of other non-interest income.

Synovus' investment in company-owned life insurance programs was approximately $376.7 million at December 31, 2008, which included approximately $226.3 million of separate account life insurance policies covered by stable value agreements. At December 31, 2008, the market value of the investments underlying the separate account policies were within the coverage provided by the stable value agreements.

Other Real Estate

Other real estate, consisting of properties obtained through foreclosure or in satisfaction of loans, is reported at the lower of cost or fair value, determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources, adjusted for estimated selling costs. At the time of foreclosure, any excess of the loan balance over the fair value of the real estate held as collateral is treated as a charge against the allowance for loan losses. Gains or losses on sale and any subsequent adjustments to the value are recorded as a component of foreclosed real estate expense.

Private Equity Investments

Private equity investments are recorded at fair value on the balance sheet with realized and unrealized gains and losses included in non-interest income in the results of operations in accordance with the AICPA Audit and Accounting Guide for Investment Companies. For private equity investments, Synovus uses information provided by the fund managers in the initial determination of estimated fair value. Valuation factors such as recent or proposed purchase or sale of debt or equity, pricing by other dealers in similar securities, size of position held, liquidity of the market, comparable market multiples, and changes in economic conditions affecting the issuer are used in the final determination of estimated fair value.

Derivative Instruments

Synovus' risk management policies emphasize the management of interest rate risk within acceptable guidelines. Synovus' objective in maintaining these policies is to achieve consistent growth in net interest income while limiting volatility arising from changes in interest rates. Risks to be managed include both fair value and cash flow risks. Utilization of derivative financial instruments provides a valuable tool to assist in the management of these risks.

In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities, an Amendment of SFAS No. 133," all derivative instruments are recorded on the consolidated balance sheet at their respective fair values, as components of other assets and other liabilities.

The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change, together with the offsetting loss or gain on the hedged item attributable to the risk being hedged as a component of other non-interest income. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the hedged item is reported initially as a component of accumulated other comprehensive income (outside earnings), and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness, as well as the ineffective portion of the gain or loss on the derivative instrument, are reported in earnings immediately as a component of other non-interest income. If the derivative instrument is not designated as a hedge, the gain or loss on the derivative instrument is recognized in earnings as a component of other non-interest income in the period of change. At December 31, 2008, Synovus does not have any derivative instruments which are measured for ineffectiveness using the short-cut method.

With the exception of commitments to fund and sell fixed-rate mortgage loans and derivatives utilized to meet the financing, interest rate and equity risk management needs of its customers, all derivatives utilized by Synovus to manage its interest rate sensitivity are designed as either a hedge of a recognized fixed-rate asset or liability (a fair value hedge), or a hedge of a forecasted transaction or of the variability of future cash flows of a floating rate asset or liability (cash flow hedge). Synovus does not speculate using derivative instruments.

Synovus utilizes interest rate swap agreements to hedge the fair value risk of fixed-rate balance sheet liabilities, primarily deposit and long term debt liabilities. Fair value risk is measured as the volatility in the value of these liabilities as interest rates change. Interest rate swaps entered into to manage this risk are designed to have the same notional value, as well as similar interest rates and interest calculation methods. These agreements entitle Synovus to receive fixed-rate interest payments and pay floating-rate interest payments based on the notional amount of the swap agreements. Swap agreements structured in this manner allow Synovus to effectively hedge the fair value risks of these fixed-rate liabilities. Ineffectiveness from fair value hedges is recognized in the consolidated statements of income as other operating income.

Synovus is potentially exposed to cash flow risk due to its holding of loans whose interest payments are based on floating rate indices. Synovus monitors changes in these exposures and their impact on its risk management activities and uses interest rate swap agreements to hedge the cash flow risk. These agreements entitle Synovus to receive fixed-rate interest payments and pay floating-rate interest payments. The maturity date of the agreement with the longest remaining term to maturity is July 9, 2012. These agreements allow Synovus to offset the variability of floating rate loan interest received with the variable interest payments paid on the interest rate swaps. The ineffectiveness from cash flow hedges is recognized in the consolidated statements of income as other operating income.

In 2005, Synovus entered into certain forward starting swap contracts to hedge the cash flow risk of certain forecasted interest payments on a forecasted debt issuance. Upon the determination to issue debt, Synovus was potentially exposed to cash flow risk due to changes in market interest rates prior to the placement of the debt. The forward starting swaps allowed Synovus to hedge this exposure. Upon placement of the debt, these swaps were cash settled concurrent with the pricing of the debt. The effective portion of the cash flow hedge previously included in accumulated other comprehensive income is being amortized over the life of the debt issue as an adjustment to interest expense.

Synovus also holds derivative instruments which consist of commitments to fund fixed-rate mortgage loans to customers (interest rate lock commitments) and forward commitments to sell mortgage-backed securities and individual fixed-rate mortgage loans. Synovus' objective in obtaining the forward commitments is to mitigate the interest rate risk associated with the commitments to fund the fixed-rate mortgage loans and the mortgage loans that are held for sale. Both the interest rate lock commitments and the forward commitments are reported at fair value, with adjustments being recorded in current period earnings. Certain forward sales commitments are accounted for as hedges of mortgage loans held for sale.

Synovus also enters into derivative financial instruments to meet the financing and interest rate risk management needs of its customers. Upon entering into these instruments to meet customer needs, Synovus enters into offsetting positions to minimize interest rate risk to Synovus. These derivative financial instruments are reported at fair value with any resulting gain or loss recorded in current period earnings. These instruments, and their offsetting positions, are recorded in other assets and other liabilities on the consolidated balance sheets.

By using derivatives to hedge fair value and cash flow risks, Synovus exposes itself to potential credit risk from the counterparty to the hedging instrument. This credit risk is normally a small percentage of the notional amount and fluctuates as interest rates change. Synovus analyzes and approves credit risk for all potential derivative counterparties prior to execution of any derivative transaction. Synovus minimizes credit risk by dealing with highly rated counterparties, and by obtaining collateralization for exposures above certain predetermined limits.

Non-Interest Income

Service Charges on Deposit Accounts

Service charges on deposit accounts consist of non-sufficient funds fees, account analysis fees, and other service charges on deposits which consist primarily of monthly account fees. Non-sufficient funds fees are recognized at the time when the account overdraft occurs. Account analysis fees consist of fees charged to certain commercial demand deposit accounts based upon account activity (and reduced by a credit which is based upon cash levels in the account). These fees, as well as monthly account fees, are recorded under the accrual method of accounting.

Fiduciary and Asset Management Fees

Fiduciary and asset management fees are generally determined based upon market values of assets under management as of a specified date during the period. These fees are recorded under the accrual method of accounting as the services are performed.

Brokerage and Investment Banking Revenue

Brokerage revenue consists primarily of commission income, which represents the spread between buy and sell transactions processed, and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commission income is recorded on a trade-date basis. Brokerage revenue also includes portfolio management fees which represent monthly fees charged on a contractual basis to customers for the management of their investment portfolios and are recorded under the accrual method of accounting.

Investment banking revenue represents fees for services arising from securities offerings or placements in which Synovus acts as the agent. It also includes fees earned from providing advisory services. Revenue is recognized at the time the underwriting is completed and the revenue is reasonably determinable.

Mortgage Banking Income

Mortgage banking income consists primarily of gains and losses from the sale of mortgage loans. Mortgage loans are sold servicing released, without recourse or continuing involvement and satisfy SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," (SFAS No. 140) criteria for sale accounting. Gains (losses) on the sale of mortgage loans are determined and recognized at the time the sale proceeds are received and represent the difference between net sales proceeds and the carrying value of the loans at the time of sale adjusted for recourse obligations, if any, retained by Synovus.

Bankcard Fees

Bankcard fees consist primarily of interchange and merchant fees earned, net of fees paid, on debit card and credit card transactions. Net fees are recognized into income as they are collected.

Income Taxes

Synovus files a consolidated federal tax return with its wholly-owned and significant majority owned subsidiaries. Synovus accounts for income taxes in accordance with the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances against the carrying amount of a deferred tax asset are established when necessary to reflect the decreased likelihood of full realization of a deferred tax asset in the future. Changes in the valuation allowance that result from a favorable change in circumstances that causes a change in judgment about the realization of deferred tax assets in future years should reduce income tax expense. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Synovus adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" (FIN 48) as of January 1, 2007. FIN 48 establishes a single model to address accounting for uncertain tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 provides a two-step process in the evaluation of a tax position. The first step is recognition. A company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including a resolution of any related appeals or litigation processes, based upon the technical merits of the position. The second step is measurement. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Upon adoption as of January 1, 2007, Synovus recognized a $1.4 million decrease in the liability for uncertain tax positions, with a corresponding increase in retained earnings of $1.4 million as a cumulative effect adjustment.

Significant estimates used in accounting for income taxes relate to the determination of taxable income, the determination of temporary differences between book and tax bases, as well as estimates on the realizability of tax credits and utilization of net operating losses.

Share-Based Compensation

Synovus adopted SFAS No. 123R, "Share-Based Payment", effective January 1, 2006 and elected to use the modified prospective transition method. SFAS No. 123R was effective for all unvested awards at January 1, 2006 and for all awards granted or modified, repurchased, or cancelled after that date. This statement requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize compensation expense over the future service period.

Prior to adoption of SFAS No. 123R, Synovus accounted for its fixed share-based compensation in accordance with the provisions set forth in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with APB Opinion No. 25, compensation expense was recorded on the grant date only to the extent that the current market price of the underlying stock exceeded the exercise price on the grant date.

Postretirement Benefits

Synovus sponsors a defined benefit health care plan for substantially all of its employees and certain early retirees. The expected costs of retiree health care and other postretirement benefits are being expensed over the period that employees provide service.

Fair Value Accounting

In September 2006, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. This statement did not introduce any new requirements mandating the use of fair value; rather, it unified the meaning of fair value and added additional fair value disclosures. The provisions of this statement were effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Effective January 1, 2008, Synovus adopted SFAS No. 157 for financial assets and liabilities. As permitted under FASB Staff Position No. FAS 157-2, Synovus has elected to defer the application of SFAS No. 157 to non-financial assets and liabilities until January 1, 2009.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 permits entities to make an irrevocable election, at specified election dates, to measure eligible financial instruments and certain other instruments at fair value. As of January 1, 2008, Synovus has elected the fair value option (FVO) for mortgage loans held for sale and certain callable brokered certificates of deposit. Accordingly, a cumulative adjustment of $58 thousand ($91 thousand less $33 thousand of income taxes) was recorded as an increase to retained earnings.

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset in a Market that is Not Active." FSP FAS 157-3 is intended to provide additional guidance on how an entity should classify the application of SFAS 157 in an inactive market, and illustrates how an entity should determine fair value in an inactive market. The provisions for this statement were effective upon its issuance on October 10, 2008. The impact to Synovus is minimal, as this FSP provides clarification to existing guidance.

Fair Value of Financial Instruments

Fair value estimates are made at a specific point in time, based on relevant market information and other information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale, at one time, the entire holdings of a particular financial instrument. Because no market exists for a portion of the financial instruments, fair value estimates are also based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing balance sheet financial instruments, without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes, premises and equipment, computer software, equity method investments, goodwill and other intangible assets. In addition, the income tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

Recently Adopted Accounting Standards

In September 2006, the FASB's Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" (EITF 06-4). EITF 06-4 requires an employer to recognize a liability for future benefits based on the substantive agreement with the employee. EITF 06-4 requires a company to use the guidance prescribed in SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and Accounting Principles Board Opinion (APB) No. 12, "Omnibus Opinion," when entering into an endorsement split-dollar life insurance agreement and recognizing the liability. EITF 06-4 was effective for fiscal periods beginning after December 15, 2007. Synovus adopted the provisions of EITF 06-4 effective January 1, 2008 and recognized approximately $2.2 million as a cumulative effect adjustment to retained earnings.

In November 2006, the EITF reached a consensus on EITF Issue No. 06-10, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Collateral Assignment Split-Dollar Life Insurance Arrangements" (EITF 06-10). Under EITF 06-10, an employer should recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement. The recognition of an asset should be based on the nature and substance of the collateral, as well as the terms of the arrangement such as (1) future cash flows to which the employer is entitled and (2) employee's obligation (and ability) to repay the employer. EITF 06-10 was effective for fiscal periods beginning after December 15, 2007. Synovus adopted the provisions of EITF 06-10 effective January 1, 2008. There was no impact to Synovus upon adoption of EITF 06-10.

In November 2006, the EITF reached a consensus on EITF Issue No. 06-11, "Accounting for Income Tax Benefits of

Dividends on Share-Based Payment Awards" (EITF 06-11). Employees may receive dividend payments (or the equivalent of) on vested and non-vested share-based payment awards. Under EITF 06-11, the Task Force concluded that a realized income tax benefit from dividends (or dividend equivalents) that are charged to retained earnings and are paid to employees for equity classified non-vested equity shares, non-vested equity share units, and outstanding equity share options should be recognized as an increase in additional paid-in capital. Once the award is settled, the Company should determine whether the cumulative tax deduction exceeded the cumulative compensation cost recognized on the income statement. If the total tax benefit exceeds the tax effect of the cumulative compensation cost, the excess would be an increase to additional paid-in capital. EITF 06-11 was effective for fiscal periods beginning after September 15, 2007. The impact of adoption of EITF 06-11 was not material to Synovus' financial position, results of operations or cash flows.

In November 2007, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings," (SAB No. 109). SAB No. 109 supersedes SAB No. 105, "Application of Accounting Principles to Loan Commitments." SAB No. 109, consistent with SFAS No. 156, "Accounting for Servicing of Financial Assets," and SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," requires that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. A separate and distinct servicing asset or liability is not recognized for accounting purposes until the servicing rights have been contractually separated from the underlying loan by sale or securitization of the loan with servicing retained. The provisions of this bulletin were effective for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The impact of adoption of SAB No. 109 was an increase in mortgage revenues of approximately $1.2 million for the year ended December 31, 2008.

In December 2007, the SEC issued SAB No. 110, "Share-Based Payment," (SAB No. 110) SAB No. 110 allows eligible public companies to continue to use a simplified method for estimating the expected term of stock options if their own historical exercise data no longer provides a reasonable basis. Under SAB No. 107, "Share-Based Payment," the simplified method was scheduled to expire for all grants made after December 31, 2007. The provisions of this bulletin were effective on January 1, 2008. Due to the spin-off of TSYS on December 31, 2007 and recent changes to the terms of stock option agreements, Synovus elected to continue using the simplified method for determining the expected term component for all share options granted during 2008.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments." SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 155 resolves issues addressed in Statement No. 133 Implementation Issue No. D1, "Application of Statement No. 133 to Beneficial Interests in Securitized Financial Assets." SFAS No. 155 eliminates the exemption from applying SFAS No. 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. SFAS No. 155 also permits election of fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a re-measurement event, on an instrument-by-instrument basis. The provisions of this statement were effective for all financial instruments acquired or issued after the beginning of the entity's first fiscal year that began after September 15, 2006. Synovus adopted the provisions of SFAS No. 155 effective January 1, 2007. The impact of adoption of SFAS No. 155 was not material to Synovus' financial position, results of operations or cash flows.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets." SFAS No. 156 amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations and requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The provisions of this statement were effective as of the beginning of the first fiscal year that began after September 15, 2006. Synovus adopted the provisions of SFAS No. 156 effective January 1, 2007. The impact of adoption of SFAS No. 156 was not material to Synovus' financial position, results of operations or cash flows.

In September 2006, the EITF reached a consensus on EITF Issue No. 06-5, "Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4" (EITF 06-5). EITF 06-5 requires that a determination of the amount that could be realized under an insurance contract should (1) consider any additional amounts beyond cash surrender value included in the contractual terms of the policy and (2) be based on an assumed surrender at the individual policy or certificate level, unless all policies or certificates are required to be surrendered as a group. Synovus adopted EITF 06-05 effective January 1, 2007. The impact of adoption of EITF 06-05 was not material to Synovus' financial position, results of operations or cash flows.

In September 2006, the SEC issued SAB No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements." In December 2006, Synovus adopted the provisions of SAB No. 108, which clarifies the way that a company should evaluate an identified unadjusted error for materiality. SAB No. 108 requires that the effect of misstatements that were not corrected at the end of the prior year be considered in quantifying misstatements in the current year financial statements. Two techniques were identified as being used by companies in practice to accumulate and quantify misstatements — the "rollover" approach and the "iron curtain" approach. The rollover approach, which is the approach that Synovus previously used, quantifies a misstatement based on the amount of the error originating in the current year income statement. Thus, this approach ignores the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years. The iron curtain approach quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement's year(s) of origination. The primary weakness of the iron curtain approach is that it does not consider the correction of prior year misstatements in the current year to be errors.

Using the rollover approach resulted in an accumulation of misstatements to Synovus' balance sheets that were deemed immaterial to Synovus' financial statements because the amounts that originated in each year were quantitatively and qualitatively immaterial. Synovus has elected, as allowed under SAB No. 108, to reflect the effect of initially applying this guidance by adjusting the carrying amount of the impacted accounts as of the beginning of 2006 and recording an offsetting adjustment to the opening balance of retained earnings in 2006. Accordingly, Synovus recorded a cumulative adjustment to increase retained earnings by $3.4 million upon the adoption of SAB No. 108.

The following table presents a description of the individual adjustments included in the cumulative adjustment to retained earnings:

(In millions)	Adjustment	Nature of Error Being Corrected	Years Impacted
Brokered time deposits	$(10.3)	Adjusted to reflect incorrect use of hedges	2003-2005
Deferred income tax liability	3.8	Adjusted to reflect tax effect of incorrect use of hedges	2003-2005
Accumulated other comprehensive loss	(0.8)	Adjusted to reflect incorrect use of hedges	2004-2005
Deferred income tax liability	10.7	Adjusted to reflect impact of calculation errors	1993-2005
Total increase in retained earnings	$ 3.4		

In the first quarter of 2003, Synovus entered into interest rate swaps to hedge the fair value of certain brokered time deposits. Effectiveness was measured using the short-cut method. Upon further review of these arrangements at September 30, 2005, Synovus determined that these hedges did not qualify for the shortcut method of hedge accounting as the broker placement fee for the related certificates of deposit was factored into the pricing of the swaps. The hedging relationships were redesignated on September 30, 2005, using the cumulative dollar offset method to measure effectiveness. Prior years' adjustments were evaluated under the rollover approach and the correction of these misstatements was not material to Synovus' results of operations in any of the years impacted. Brokered time deposits were increased by the amount of the cumulative fair value basis adjustment and the associated deferred tax liability was removed, resulting in a net decrease in shareholders' equity of $6.5 million, to correct the incorrect use of hedge accounting.

In the fourth quarter of 2004, Synovus entered into certain forward starting interest rate swaps to hedge the future interest payments on debt forecasted to be issued in 2005. Synovus accounted for these arrangements as cash flow hedges. Upon further review of these arrangements, during the second quarter of 2005, it was determined that the swaps did not qualify for hedge accounting treatment. The hedging relationships were redesignated during the second quarter of 2005. The prior years' adjustments were evaluated under the rollover approach and the correction of these misstatements was not material to Synovus' results of operations in any of the years impacted. Accumulated other comprehensive losses were decreased and retained earnings were increased by $0.8 million, respectively, to correct the incorrect use of hedge accounting.

From 1993 through 2005, Synovus had errors in its calculation of deferred taxes for temporary differences related to certain business combinations and premises and equipment. The prior years' errors were evaluated under the rollover approach and the correction of these misstatements was not material to Synovus results of operations in any of the years impacted. The deferred income tax liability was reduced by $10.7 million to correct the calculation errors.

Reclassifications

Certain prior years amounts have been reclassified to conform to the presentation adopted in 2008.

Note 2 Discontinued Operations

Transfer of Mutual Funds

During 2007, Synovus transferred its proprietary mutual funds (Synovus Funds) to a non-affiliated third party. As a result of the transfer, Synovus received gross proceeds of $8.0 million and incurred transaction related costs of $1.1 million, resulting in a pre-tax gain of $6.9 million, or $4.2 million after-tax. The net gain has been reported as a component of income from discontinued operations on the accompanying consolidated statements of income. Financial results of the business associated with the Synovus Funds for 2007 and 2006 have not been presented as discontinued operations as such amounts are inconsequential. This business did not have significant assets, liabilities, revenues, or expenses associated with it.

TSYS Spin-Off

On December 31, 2007, Synovus completed the tax-free spin-off of its shares of TSYS common stock to Synovus shareholders. The distribution of approximately 80.6% of TSYS' outstanding shares owned by Synovus was made on December 31, 2007 to shareholders of record on December 18, 2007 (the "record date"). Each Synovus shareholder received 0.483921 of a share of TSYS common stock for each share of Synovus common stock held as of the record date. Synovus shareholders received cash in lieu of fractional shares for amounts of less than one share of TSYS common stock.

Pursuant to the agreement and plan of distribution, TSYS paid on a pro rata basis to its shareholders, including Synovus, a one-time cash dividend of $600 million or $3.0309 per TSYS share based on the number of TSYS shares outstanding as of the record date of December 17, 2007. Based on the number of TSYS shares owned by Synovus as of the record date, Synovus received $483.8 million in proceeds from this one-time cash dividend. The dividend was paid on December 31, 2007.

In accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," the historical consolidated results of operations of TSYS, as well as all costs associated with the spin-off of TSYS, are now presented as a component of income from discontinued operations. The balance sheet as of December 31, 2007 does not include assets and liabilities of TSYS.

The following amounts have been segregated from continuing operations and included in income from discontinued operations, net of income taxes and minority interest, in the consolidated statements of income:

(In thousands)	Years Ended December 31, 2007	2006
TSYS revenues	$1,835,412	1,806,604
TSYS income, net of minority interest and before income taxes	335,567	327,995
Income tax expense	143,668	126,181
Income from discontinued operations, net of income taxes	191,899	201,814
Spin-off related expenses incurred by Synovus, before income taxes	13,858	—
Income tax benefit	(1,129)	—
Spin-off related expenses incurred by Synovus, net of income tax benefit	12,729	—
Gain on transfer of mutual funds, before income taxes	6,885	—
Income tax expense	2,685	—
Gain on transfer of mutual funds, net of income taxes	4,200	—
Income from discontinued operations, net of income taxes and minority interest	$ 183,370	201,814

Synovus adopted the provisions of FIN 48 as of January 1, 2007. Upon adoption, Synovus recognized a $2.0 million increase in the liability for uncertain tax positions, a corresponding decrease in minority interest of $377 thousand, and a decrease in retained earnings of $1.6 million as a cumulative effect adjustment with respect to discontinued operations.

Cash flows of discontinued operations are presented below.

(In thousands)	Years Ended December 31, 2007	2006
Cash provided by operating activities	$ 341,728	385,759
Cash used in investing activities	(162,476)	(164,179)
Cash used in financing activities	(376,685)	(69,597)
Effect of exchange rates on cash and cash equivalents	4,970	(429)
Cash (used in) provided by discontinued operations	$(192,463)	151,554

Note 3 Restructuring Charges

Project Optimus, an initiative focused on operating efficiency gains and enhanced revenue growth, was launched in April 2008. Synovus expects to implement ideas associated with this project over a twenty-four month period which began in September 2008. Synovus expects to incur restructuring charges of approximately $22.0 million in conjunction with the project, including $10.9 million in severance charges and $11.1 million in other project related costs. During the twelve months ended December 31, 2008, Synovus recognized a total of $16.1 million in restructuring charges including $5.2 million in severance charges. At December 31, 2008, Synovus had an accrued liability of $2.9 million related to restructuring charges.

Note 4 Business Combinations

Effective on March 25, 2006, Synovus acquired all of the issued and outstanding common shares of Riverside Bancshares, Inc., the parent company of Riverside Bank (Riverside), headquartered in Marietta, Georgia. The aggregate purchase price was $171.4 million, consisting of 5,883,426 shares of Synovus common stock valued at $159.8 million, stock options valued at $11.4 million, and $182 thousand in direct acquisition costs. During the first quarter of 2006, concurrent with the acquisition, Riverside was merged into a subsidiary of Synovus, Bank of North Georgia. The results of operations of Riverside Bancshares have been included in Synovus' consolidated financial statements beginning March 25, 2006.

Effective on April 1, 2006, Synovus acquired all of the issued and outstanding common shares of Banking Corporation of Florida, the parent company of First Florida Bank (First Florida), headquartered in Naples, Florida. The aggregate purchase price was $84.8 million, consisting of 2,938,791 shares of Synovus common stock valued at $80.1 million, stock options valued at $4.7 million and $24 thousand in direct acquisition costs. On April 28, 2008, First Florida was merged into a subsidiary of Synovus, Synovus Bank of Tampa Bay, and the merged entity was renamed Synovus Bank. The results of operations of First Florida have been included in Synovus' consolidated financial statements beginning April 1, 2006.

Proforma information relating to the impact of these two acquisitions on Synovus' consolidated financial statements, assuming such acquisitions had occurred at the beginning of the periods reported, is not presented as such impact is inconsequential.

Note 5 Trading Account Assets

The following table summarizes trading account assets at December 31, 2008 and 2007, which are reported at fair value.

(In thousands)	2008	2007
U.S. Treasury and U.S. Government agency securities	**$ 274**	162
Mortgage-backed securities	**19,422**	16,839
State and municipal securities	**1,753**	462
Other investments	**3,064**	340
Total	**$24,513**	17,803

Note 6 Impaired Loans Held for Sale

Loans or pools of loans are transferred to the impaired loans held for sale portfolio when the intent to hold the loans has changed due to portfolio management or risk mitigation strategies and when there is a plan to sell the loans within a reasonable period of time. The value of the loans or pools of loans is primarily determined by analyzing the underlying collateral of the loan and the external market prices of similar assets. At the time of transfer, if the fair value is less than the cost, the difference attributable to declines in credit quality is recorded as a charge-off against the allowance for loan losses. Decreases in fair value subsequent to the transfer as well as losses (gains) from sale of these loans are recognized as a component of non-interest expense.

During the year ended December 31, 2008, Synovus transferred loans with a cost basis totaling $72.7 million to the impaired loans held for sale portfolio. Synovus recognized charge-offs totaling $22.1 million on these loans, resulting in a new cost basis for loans transferred to the impaired loans held for sale portfolio of $50.6 million. The $22.1 million in charge-offs were estimated based on the estimated sales price of the portfolio through bulk sales. Subsequent to their transfer to the impaired loans held for sale portfolio, Synovus recognized additional write-downs of $3.2 million and recognized additional net losses on sales of $9.9 million. The additional write-downs were based on the estimated sales proceeds from pending sales.

The following table provides the classification of impaired loans held for sale at December 31, 2008.

(In thousands)	
Commercial:	
Real estate — construction	**$3,527**
Total	**$3,527**

Note 7 Investment Securities Available for Sale

The amortized cost, gross unrealized gains and losses, and estimated fair values of investment securities available for sale at December 31, 2008 and 2007 are summarized as follows:

	December 31, 2008			
(In thousands)	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Fair Value**
U.S. Treasury and U.S. Government agency securities	**$1,478,985**	**78,229**	**—**	**1,557,214**
Mortgage-backed securities	**2,002,855**	**70,288**	**(730)**	**2,072,413**
State and municipal securities	**120,552**	**3,046**	**(317)**	**123,281**
Equity securities	**131,581**	**—**	**(1,288)**	**130,293**
Other investments	**9,021**	**—**	**(74)**	**8,947**
Total	**$3,742,994**	**151,563**	**(2,409)**	**3,892,148**

(In thousands)	December 31, 2007 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury and U.S. Government agency securities	$1,916,005	30,639	(1,263)	1,945,381
Mortgage-backed securities	1,436,445	6,714	(12,836)	1,430,323
State and municipal securities	161,697	3,178	(319)	164,556
Equity securities	114,205	25	—	114,230
Other investments	12,560	—	(76)	12,484
Total	$3,640,912	40,556	(14,494)	3,666,974

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008 and 2007 were as follows:

	December 31, 2008					
	Less than 12 Months		12 Months or Longer		Total Fair Value	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and U.S. Government agency securities	**$ —**	**—**	**—**	**—**	**—**	**—**
Mortgage-backed securities	**139,838**	**(535)**	**27,584**	**(195)**	**167,422**	**(730)**
State and municipal securities	**4,724**	**(142)**	**2,246**	**(175)**	**6,970**	**(317)**
Equity securities	**4,012**	**(1,288)**	**—**	**—**	**4,012**	**(1,288)**
Other investments	**—**	**—**	**926**	**(74)**	**926**	**(74)**
Total	**$148,574**	**(1,965)**	**30,756**	**(444)**	**179,330**	**(2,409)**

	December 31, 2007					
	Less than 12 Months		12 Months or Longer		Total Fair Value	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and U.S. Government agency securities	$104,857	(218)	335,372	(1,045)	440,229	(1,263)
Mortgage-backed securities	356,124	(1,314)	527,472	(11,522)	883,596	(12,836)
State and municipal securities	8,459	(55)	12,745	(264)	21,204	(319)
Equity securities	—	—	—	—	—	—
Other investments	—	—	1,674	(76)	1,674	(76)
Total	$469,440	(1,587)	877,263	(12,907)	1,346,703	(14,494)

U.S. Treasury and U.S. Government agency securities. As of December 31, 2008, Synovus did not have any unrealized losses in this securities category. As of December 31, 2007, the unrealized losses in this category consisted primarily of unrealized losses caused by interest rate increases, and not credit quality. Because Synovus had the ability and intent to hold these investments until a recovery of fair value, these investments were not considered to be other-than-temporarily impaired at December 31, 2007.

Mortgage-backed securities. The unrealized losses on investment in mortgage-backed securities were caused by interest rate increases. At December 31, 2008, all of the collateralized mortgage obligations and mortgage-backed pass-through securities held by Synovus were issued or backed by U.S. Government agencies. These securities are rated AAA by both Moody's and Standard and Poor's. Because the decline in fair value is attributable to changes in interest rates and not credit quality and because Synovus has the ability and intent to hold these investments until a recovery of fair value, which may be at maturity, Synovus does not consider these investments to be other-than-temporarily impaired at December 31, 2008 or December 31, 2007.

The amortized cost and estimated fair value by contractual maturity of investment securities available for sale at December 31, 2008 are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

(In thousands)	Amortized Cost	Estimated Fair Value
U.S. Treasury and U.S. Government agency securities:		
Within 1 year	$ 243,706	249,131
1 to 5 years	544,728	577,287
5 to 10 years	509,538	534,357
More than 10 years	181,013	196,439
	$1,478,985	1,557,214
State and municipal securities:		
Within 1 year	$ 13,811	13,936
1 to 5 years	50,739	52,029
5 to 10 years	44,599	45,916
More than 10 years	11,403	11,400
	$ 120,552	123,281
Other investments:		
Within 1 year	$ 250	250
1 to 5 years	997	997
5 to 10 years	1,800	1,800
More than 10 years	5,974	5,900
	$ 9,021	8,947
Equity securities	$ 131,581	130,293
Mortgage-backed securities	$2,002,855	2,072,413
Total investment securities:	$3,742,994	3,892,148
Within 1 year	$ 257,767	263,317
1 to 5 years	596,464	630,313
5 to 10 years	555,937	582,073
More than 10 years	198,390	213,739
Equity securities	131,581	130,293
Mortgage-backed securities	2,002,855	2,072,413
	$3,742,994	3,892,148

A summary of sales transactions in the investment securities available for sale portfolio for 2008, 2007, and 2006 is as follows:

(In thousands)	Proceeds	Gross Realized Gains	Gross Realized Losses
2008	**$165,623**	**45**	**—**
2007	25,482	1,056	(76)
2006	130,547	—	(2,118)

At December 31, 2008 and 2007, investment securities with a carrying value of \$3.1 billion and \$3.1 billion, respectively, were pledged to secure certain deposits, securities sold under repurchase agreements, and Federal Home Loan Bank (FHLB) advances, as required by law and contractual agreements.

Note 8 Loans

Loans outstanding, by classification, are summarized as follows:

(In thousands)	December 31, 2008	December 31, 2007
Commercial:		
Commercial, financial, and agricultural	**$ 6,874,904**	6,420,689
Owner occupied	**4,521,414**	4,226,707
Real estate — construction	**7,336,943**	8,022,179
Real estate — mortgage	**4,840,423**	3,877,808
Total commercial	**23,573,684**	22,547,383
Retail:		
Real estate — mortgage	**3,485,818**	3,211,625
Retail loans — credit card	**295,055**	291,149
Retail loans — other	**603,003**	494,591
Total retail	**4,383,876**	3,997,365
Total loans	**27,957,560**	26,544,748
Unearned income	**(37,383)**	(46,163)
Total loans, net of unearned income	**$27,920,177**	26,498,585

Activity in the allowance for loan losses is summarized as follows:

(In thousands)	Years Ended December 31, 2008	2007	2006
Balance at beginning of year	**$ 367,613**	314,459	289,612
Allowance for loan losses of acquired subsidiaries	—	—	9,915
Provision for losses on loans	**699,883**	170,208	75,148
Recoveries of loans previously charged off	**17,076**	14,155	12,590
Loans charged off	**(486,271)**	(131,209)	(72,806)
Balance at end of year	**$ 598,301**	367,613	314,459

At December 31, 2008, the recorded investment in loans that were considered to be impaired was $726.1 million. Included in this amount is $618.2 million of impaired loans (which consist primarily of collateral dependent loans) for which there is no related allowance for loan losses determined in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." The allowance on these loans is zero because estimated losses on collateral dependent impaired loans included in this total have been charged-off. Impaired loans at December 31, 2008 also include $108.0 million of impaired loans for which the related allowance for loan losses is $26.2 million. At December 31, 2008, all impaired loans were on non-accrual status.

At December 31, 2007, the recorded investment in loans that were considered to be impaired was $264.9 million. Included in this amount was $233.2 million of impaired loans for which there is no related allowance for loan losses. The allowance on these loans is zero because estimated losses on collateral dependent impaired loans included in this total have been charged-off. Impaired loans at December 31, 2007 also include $31.7 million of impaired loans for which the related allowance for loan losses is $6.4 million. At December 31, 2007, all impaired loans were on non-accrual status.

The allowance for loan losses on impaired loans was determined using either the fair value of the loan's collateral, less estimated selling costs, or discounted cash flows. The average recorded investment in impaired loans was approximately $575.4 million, $148.1 million, and $67.1 million for the years ended December 31, 2008, 2007, and 2006, respectively. There was no interest income recognized for the investment in impaired loans for the years ended December 31, 2008 and 2007, and 2006.

Loans on nonaccrual status amount to $921.7 million, $341.9 million, and $96.2 million, at December 31, 2008, 2007, and 2006, respectively.

Interest income on non-performing loans outstanding on December 31, 2008, that would have been recorded if the loans had been current and performed in accordance with their original terms was $96.8 million for the year ended December 31, 2008. Interest income recorded on these loans for the year ended December 31, 2008 was $52.2 million.

A substantial portion of the loans are secured by real estate in markets in which subsidiary banks are located throughout Georgia, Alabama, Tennessee, South Carolina, and Florida. Accordingly, the ultimate collectability of a substantial portion of the loan portfolio, and the recovery of a substantial portion of the carrying amount of real estate owned, are susceptible to changes in market conditions in these areas.

In the ordinary course of business, Synovus' subsidiary banks have made loans to certain of their executive officers and directors (including their associates and affiliates) and of the Parent Company and its significant subsidiaries, as defined. Significant subsidiaries consist of Columbus Bank and Trust Company, Bank of North Georgia, and The National Bank of South Carolina. Management believes that such loans are made substantially on the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with unaffiliated customers. The following is a summary of such loans outstanding and the activity in these loans for the year ended December 31, 2008.

(In thousands)	
Balance at December 31, 2007	$ 313,516
Adjustment for executive officer and director changes	(134,429)
Adjusted balance at December 31, 2007	**179,087**
New loans	**568,808**
Repayments	**(402,272)**
Balance at December 31, 2008	**$ 345,623**

Note 9 Goodwill and Other Intangible Assets

The following table shows the changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2007.

(In thousands)	Goodwill
Balance as of December 31, 2006	$ 515,719
Goodwill acquired(1)(2)	3,419
Impairment losses	—
Balance as of December 31, 2007	**519,138**
Goodwill acquired	—
Impairment losses	**479,617**
Balance as of December 31, 2008	**$ 39,521**

(1) $1.9 million pertains to contingent consideration relating to the GLOBALT acquisition.

(2) During the year ended December 31, 2007, Synovus finalized the purchase price allocation of the Riverside and First Florida acquisitions. This resulted in increases in goodwill of $1.3 million and $259 thousand for Riverside and First Florida, respectively.

Under SFAS No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets," goodwill is required to be tested for impairment annually, or more frequently if events or circumstances indicate that there may be impairment. Synovus used the combination of the income approach utilizing the discounted cash flow (DCF) method, and the guideline company method using a combination of price to tangible book value, price to book value, and price to earnings to estimate the fair value of a reporting unit.

Impairment is tested at the reporting unit (sub-segment) level involving two steps. Step 1 compares the fair value of the reporting unit to its carrying value. If the fair value is greater than carrying value, there is no indication of impairment. Step 2 is performed when the fair value determined in Step 1 is less than the carrying value. Step 2 involves a process similar to business combination accounting where fair values are assigned to all assets, liabilities, and intangibles. The result of Step 2 is the implied fair value of goodwill. If the Step 2 implied fair value of goodwill is less than the recorded goodwill, an impairment charge is recorded for the difference. The total of all reporting unit fair values is compared for reasonableness to Synovus' market capitalization plus a control premium.

At June 30, 2008, Synovus conducted its annual goodwill impairment evaluation. As a result of this evaluation, Synovus recognized a non-cash charge for impairment of goodwill on one of its reporting units of $36.9 million (pre-tax and after-tax). The impairment charge was primarily related to a decrease in valuation based on market trading and transaction multiples of tangible book value.

At December 31, 2008, Synovus determined that goodwill impairment should be reevaluated based on an adverse change in the general business environment, significantly higher loan losses, reduced interest margins, and a decline in Synovus' market capitalization during the second half of 2008. Historically, Synovus determined the fair value of its reporting units based on a combination of the income approach (utilizing the discounted cash flows (DCF) method), the public company comparables approach (utilizing multiples of tangible book value), and the transaction approach (utilizing readily observable market valuation multiples for closed transactions). At December 31, 2008, due to the lack of observable market data, management enhanced the valuation methodology by using discounted cash flow analyses to estimate the fair values of its reporting units.

In performing Step 1 of the goodwill impairment testing and measurement process, the estimated fair values of the reporting units with goodwill were developed using the DCF method. The results of the DCF method were corroborated with estimates of fair value utilizing market price to earnings, price to book value, price to tangible book value, and Synovus' market capitalization plus a control premium. The results of this Step 1 process indicated potential impairment in four reporting units, as the book values of each reporting unit exceeded their respective estimated fair values.

As a result, Synovus performed Step 2 to quantify the goodwill impairment, if any, for these four reporting units. In Step 2, the estimated fair values for each of the four reporting units were allocated to their respective assets and liabilities in order to determine an implied value of goodwill, in a manner similar to the calculation performed in a business combination. Based on the results of Step 2, Synovus recognized a $442.7 million (pre-tax and after-tax) charge for goodwill impairment during the three months ended December 31, 2008, which represented a total goodwill write-off for the four reporting units. The primary driver of the goodwill impairment for these four reporting units was the decline in Synovus' market capitalization, which declined 31% from June 30, 2008 to December 31, 2008.

Other intangible assets as of December 31, 2008 and 2007 are presented in the following table:

(In thousands)	2008			
	Gross Carrying Amount	Accumulated Amortization	Impairment	Net
Other intangible assets:				
Purchased trust revenues	**$ 4,210**	**(2,128)**	**—**	**2,082**
Acquired customer contracts	**5,270**	**(3,467)**	**(1,049)**	**754**
Core deposit premiums	**46,331**	**(28,416)**	**—**	**17,915**
Other	**666**	**(151)**	**—**	**515**
Total carrying value	**$56,477**	**(34,162)**	**(1,049)**	**21,266**

	2007			
	Gross Carrying Amount	Accumulated Amortization	Impairment	Net
Other intangible assets:				
Purchased trust revenues	$ 4,210	(1,848)	—	2,362
Acquired customer contracts	5,270	(2,863)	—	2,407
Core deposit premiums	46,331	(23,663)	—	22,668
Other	666	(96)	—	570
Total carrying value	$56,477	(28,470)	—	28,007

Aggregate other intangible assets amortization expense for the years ended December 31, 2008, 2007, and 2006 was $5.6 million, $5.1 million, and $5.8 million, respectively. Aggregate estimated amortization expense over the next five years is: $4.5 million in 2009, $4.1 million in 2010, $3.7 million in 2011, $3.2 million in 2012, and $1.6 million in 2013.

Synovus recorded an acquired customer contracts asset impairment charge of $1.0 million during the year ended December 31, 2008. The impairment charge was recorded based on management's estimate that the recorded values would not be recoverable and is presented in other operating expenses on the consolidated statement of income.

Note 10 Other Assets

Significant balances included in other assets at December 31, 2008 and 2007 are as follows:

(In thousands)	2008	2007
Accrued interest receivable	**$ 171,909**	244,521
Accounts receivable	**45,331**	52,924
Cash surrender value of bank owned life insurance	**376,746**	361,737
Other real estate (ORE)	**246,121**	101,487
Private equity investments	**123,475**	55,575
Prepaid expenses	**31,774**	40,505
Net current income tax benefit	**95,768**	46,029
Net deferred income tax assets	**163,270**	117,172
Derivative asset positions	**307,771**	112,021
Miscellaneous other assets	**53,100**	99,123
Total other assets	**$1,615,265**	1,231,094

Note 11 Interest Bearing Deposits

A summary of interest bearing deposits at December 31, 2008 and 2007 is as follows:

(In thousands)	2008	2007
Interest bearing demand deposits	**$ 3,359,410**	3,362,572
Money market accounts	**8,094,452**	7,557,031
Savings accounts	**437,656**	442,824
Time deposits under $100,000	**3,274,327**	2,773,815
Time deposits of $100,000 or more	**9,887,715**	7,351,151
Total interest bearing deposits	**$25,053,560**	21,487,393

Interest bearing deposits include the unamortized balance of purchase accounting adjustments and the fair value basis adjustment for those time deposits which are hedged with interest rate swaps. Interest expense for the years ended December 31, 2008, 2007, and 2006 on time deposits of $100,000 or more was $332.4 million, $364.2 million, and $299.7 million, respectively.

The following table presents scheduled cash maturities of time deposits at December 31, 2008:

(In thousands)	
Maturing within one year	$10,677,461
between 1 — 2 years	1,923,149
2 — 3 years	260,762
3 — 4 years	115,981
4 — 5 years	104,755
Thereafter	76,933
	$13,159,041

Note 12 Long-Term Debt and Short-Term Borrowings

Long-term debt at December 31, 2008 and 2007 consists of the following:

(In thousands)	2008	2007
Parent Company:		
4.875% subordinated notes, due February 15, 2013, with semi-annual interest payments and principal to be paid at maturity	**$ 272,190**	300,000
5.125% subordinated notes, due June 15, 2017, with semi-annual interest payments and principal to be paid at maturity	**450,000**	450,000
LIBOR + 1.80% debentures, due April 19, 2035 with quarterly interest payments and principal to be paid at maturity (rate of 3.80% at December 31, 2008)	**10,082**	10,150
Hedge-related basis adjustment	**50,111**	11,533
Total long-term debt — Parent Company	**$ 782,383**	771,683
Subsidiaries:		
Federal Home Loan Bank advances with interest and principal payments due at various maturity dates through 2018 and interest rates ranging from .45% to 6.09% at December 31, 2008 (weighted average interest rate of 1.50% at December 31, 2008)	**$1,317,992**	1,111,420
Other notes payable and capital leases with interest and principal payments due at various maturity dates through 2031 (weighted average interest rate of 4.30% at December 31, 2008)	**6,798**	7,132
Total long-term debt — subsidiaries	**1,324,790**	1,118,552
Total long-term debt	**$2,107,173**	1,890,235

The provisions of the indentures governing Synovus subordinated notes and debentures contain certain restrictions, within specified limits, on mergers, disposition of common stock or assets, and investments in subsidiaries, and limit

Synovus' ability to pay dividends on its capital stock if there is an event of default under the applicable indenture. As of December 31, 2008, Synovus and its subsidiaries were in compliance with the covenants in these agreements.

The Federal Home Loan Bank advances are secured by certain loans receivable of approximately $3.5 billion, as well as investment securities with a fair market value of approximately $68.5 million at December 31, 2008.

Synovus had an unsecured line of credit with an unaffiliated bank for $25 million which expired during the year ended December 31, 2008 in accordance with its terms. The line of credit provided for an interest rate of 50 basis points above the short-term index, as defined, and an annual commitment fee of .125% on the average daily available balance. There were no advances outstanding at December 31, 2007.

Required annual principal payments on long-term debt for the five years subsequent to December 31, 2008 are shown on the following table:

(In thousands)	Parent Company	Subsidiaries	Total
2009	$ —	588,533	588,533
2010	—	606,471	606,471
2011	—	78,394	78,394
2012	—	42,926	42,926
2013	272,190	2,936	275,126

The following table sets forth certain information regarding Federal funds purchased and securities sold under repurchase agreements, the principal components of short-term borrowings.

(In thousands)	2008	2007	2006
Balance at December 31	**$ 725,869**	2,319,412	1,582,487
Weighted average interest rate at December 31	**.68%**	3.81%	4.97%
Maximum month end balance during the year	**$2,544,913**	2,767,055	1,986,919
Average amount outstanding during the year	**1,719,978**	1,957,990	1,578,163
Weighted average interest rate during the year	**2.24%**	4.75%	4.62%

Note 13 Cumulative Perpetual Preferred Stock

On December 19, 2008, Synovus issued to the United States Department of the Treasury (Treasury) 967,870 shares of Synovus' Fixed Rate Cumulative Perpetual Preferred Stock, Series A, without par value (the Series A Preferred Stock), having a liquidation amount per share equal to $1,000, for a total price of $967,870,000. The Series A Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. Synovus may not redeem the Series A Preferred Stock during the first three years except with the proceeds from a qualified equity offering of not less than $241,967,500. After February 15, 2012, Synovus may, with the consent of the Federal Deposit Insurance Corporation, redeem, in whole or in part, the Series A Preferred Stock at the liquidation amount per share plus accrued and unpaid dividends. The Series A Preferred Stock is generally non-voting. Prior to December 19, 2011, unless Synovus has redeemed the Series A Preferred Stock or the Treasury has transferred the Series A Preferred Stock to a third party, the consent of the Treasury will be required for Synovus to (1) declare or pay any dividend or make any distribution on our common stock, par value $1.00 per share, other than regular quarterly cash dividends of not more than $0.06 per share, or (2) redeem, repurchase or acquire Synovus common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice. A consequence of the Series A Preferred Stock purchase includes certain restrictions on executive compensation that could limit the tax deductibility of compensation that Synovus pays to executive management. The recently enacted American Recovery and Reinvestment Act and the Treasury's February 10, 2009, Financial Stability Plan and regulations that may be adopted under these laws may retroactively affect Synovus and modify the terms of the Series A Preferred Stock. In particular, the ARRA provides that the Series A Preferred Stock may now be redeemed at any time with the consent of the Federal Deposit Insurance Corporation.

As part of the issuance of the Series A Preferred Stock, Synovus issued to the Treasury a warrant to purchase up to 15,510,737 shares of Synovus common stock (the Warrant) at an initial per share exercise price of $9.36. The Warrant provides for the adjustment of the exercise price and the number of shares of Synovus common stock issuable upon exercise pursuant to customary anti-dilution provisions, such as upon stock splits or distributions of securities or other assets to holders of our common stock, and upon certain issuances of our common stock at or below a specified price relative to the initial exercise price. The Warrant expires on December 19, 2018. If, on or prior to December 31, 2009, Synovus receives aggregate gross cash proceeds of not less than $967,870,000 from "qualified equity offerings" announced after October 13, 2008, the number of shares of common stock issuable pursuant to the Treasury's exercise of the Warrant will be reduced by one-half of the original number of shares, taking into account all adjustments, underlying the Warrant. Pursuant to the Securities Purchase Agreement, the Treasury has agreed not to exercise voting power with respect to any shares of Synovus common stock issued upon exercise of the Warrant.

Synovus has allocated the total proceeds received from the Treasury based on the relative fair values of the preferred shares and the warrants. This allocation resulted in the Series A Preferred Stock and the Warrants being initially recorded at amounts that are less than their respective fair values at the issuance date.

The $48.5 million discount on the Series A Preferred Stock will be accreted using a constant effective yield over the five-year period preceding the 9% perpetual dividend. Synovus records increases in the carrying amount of the preferred shares resulting from accretion of the discount by charges against retained earnings.

Note 14 Other Comprehensive Income (Loss)

The components of other comprehensive income (loss) for the years ended December 31, 2008, 2007, and 2006 are as follows:

	2008			2007			2006		
(In thousands)	Before-Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before-Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount	Before-Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount
Net unrealized gains on cash flow hedges	**$ 34,928**	**(13,339)**	**21,589**	29,859	(11,525)	18,334	5,909	(2,259)	3,650
Net unrealized gains on investment securities available for sale:									
Unrealized gains arising during the year	**123,137**	**(47,064)**	**76,073**	51,794	(19,940)	31,854	19,456	(7,482)	11,974
Reclassification adjustment for (gains) losses realized in net income	**(45)**	**17**	**(28)**	(980)	377	(603)	2,118	(824)	1,294
Net unrealized gains	**123,092**	**(47,047)**	**76,045**	50,814	(19,563)	31,251	21,574	(8,306)	13,268
Amortization of postretirement unfunded health benefit, net of tax	**290**	**(110)**	**180**	1,315	(498)	817	—	—	—
Foreign currency translation gains (losses)	**—**	**—**	**—**	7,621	(1,470)	6,151	16,688	(3,813)	12,875
Other comprehensive income	**$158,310**	**(60,496)**	**97,814**	89,609	(33,056)	56,553	44,171	(14,378)	29,793

Cash settlements on cash flow hedges were $7.4 million, $3.1 million, and $2.5 million for the years ended December 31, 2008, 2007, and 2006 respectively, all of which were included in earnings. During 2008, 2007, and 2006, Synovus recorded cash (payments) receipts on terminated cash flow hedges of $2.2 million, ($1.3) million, and $159 thousand, respectively, which were deferred and are being amortized into earnings over the shorter of the remaining contract life or the maturity of the designated instrument as an adjustment to interest income (expense). There was one terminated cash flow hedge during 2008, two terminated cash flow hedges during 2007, and one terminated cash flow hedge during 2006. The corresponding net amortization on these settlements was approximately $17 thousand, ($816) thousand, and ($389) thousand in 2008, 2007, and 2006, respectively. The change in unrealized gains (losses) on cash flow hedges was approximately $32.8 million in 2008, $30.3 million in 2007, and $5.6 million in 2006.

Note 15 Earnings Per Share

The following table displays a reconciliation of the information used in calculating basic and diluted earnings per share (EPS) for the years ended December 31, 2008, 2007, and 2006.

(In thousands, except per share data)	Years Ended December 31, 2008	2007	2006
Income (loss) from continuing operations	**$(582,438)**	342,935	415,103
Preferred stock dividends	**2,057**	—	—
Income available, (loss) attributable, to common shareholders	**(584,495)**	342,935	415,103
Income from discontinued operations, net of income taxes and minority interest	—	183,370	201,814
Net income (loss) available (attributable) to common shareholders	**$(584,495)**	526,305	616,917
Weighted average common shares outstanding:			
Basic	**329,319**	326,849	321,241
Potentially dilutive shares from assumed exercise of securities or other contracts to purchase common stock*	—	3,014	2,991
Diluted	**329,319**	329,863	324,232
Basic earnings per share:			
Income (loss) from continuing operations	**$ (1.77)**	1.05	1.29
Net income (loss)	**(1.77)**	1.61	1.92
Diluted earning per share:			
Income (loss) from continuing operations	**$ (1.77)**	1.04	1.28
Net income (loss)	**(1.77)**	1.60	1.90

* Due to the net loss attributable to common shareholders for the year ended December 31, 2008, potentially dilutive shares were excluded from the earnings per share calculation as including such shares would have been antidilutive.

Basic earnings per share is computed by dividing net income (loss) by the average common shares outstanding for the period. Diluted earnings per share reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted. The dilutive effect of outstanding options and restricted shares is reflected in diluted earnings per share by application of the treasury stock method.

The following represents potentially dilutive shares including options and warrants to purchase shares of Synovus common stock and non-vested shares that were outstanding during the periods noted below, but were not included in the computation of diluted earnings per share because the exercise price for options and warrants, and fair value of non-vested shares was greater than the average market price of the common shares during the period.

Quarter Ended	Number of Shares	Weighted Average Exercise Price Per Share
December 31, 2008[(1)]	**—**	**$ —**
September 30, 2008[(1)]	**—**	**$ —**
June 30, 2008[(1)]	**—**	**$ —**
March 31, 2008[(1)]	**—**	**$ —**
December 31, 2007	12,577,751	$27.69[(2)]
September 30, 2007	4,902,564	$29.38
June 30, 2007	2,500	$32.57
March 31, 2007	2,500	$32.57
December 31, 2006	11,863	$30.61
September 30, 2006	4,651,345	$29.21
June 30, 2006	5,727,935	$28.79
March 31, 2006	5,710,605	$28.89

(1) Due to the net loss attributable to common shareholders for the year ended December 31, 2008, potentially dilutive shares were excluded from the earnings per share calculation as including such shares would have been antidilutive.

(2) See the summary of stock option activity table in Note 20 for the adjustment to the exercise price of all options outstanding at December 31, 2007 in connection with the TSYS spin-off.

Note 16 Derivative Instruments, Commitments and Contingencies

Derivative Instruments

As part of its overall interest rate risk management activities, Synovus utilizes derivative instruments to manage its exposure to various types of interest rate risk. These derivative instruments consist of interest rate swaps, commitments to sell fixed-rate mortgage loans, and commitments to fund fixed-rate mortgage loans made to prospective mortgage loan customers. Mortgage rate lock commitments represent derivative instruments since it is intended that such loans will be sold.

Synovus originates first lien residential mortgage loans for sale into the secondary market and generally does not hold the originated loans for investment purposes. Mortgage loans are either converted to securities or are sold to a third party servicing aggregator.

At December 31, 2008 Synovus had commitments to fund fixed-rate mortgage loans to customers in the amount of $317.5 million. The fair value of these commitments at December 31, 2008 was an unrealized gain of $2.4 million, which was recorded as a component of mortgage banking income in the consolidated statements of income.

At December 31, 2008, outstanding commitments to sell fixed-rate mortgage loans amounted to approximately $467.2 million. Such commitments are entered into to reduce the exposure to market risk arising from potential changes in interest rates, which could affect the fair value of mortgage loans held for sale and outstanding commitments to originate residential mortgage loans for resale.

The commitments to sell mortgage loans are at fixed prices and are scheduled to settle at specified dates that generally do not exceed 90 days. The fair value of outstanding commitments to sell mortgage loans at December 31, 2008 was an unrealized loss of $3.5 million, which was recorded as a component of mortgage banking income in the consolidated statements of income.

Synovus utilizes interest rate swaps to manage interest rate risks, primarily arising from its core banking activities. These interest rate swap transactions generally involve the exchange of fixed and floating rate interest rate payment obligations without the exchange of underlying principal amounts. Entering into interest rate derivatives potentially exposes Synovus to the risk of counterparties' failure to fulfill their legal obligations including, but not limited to, potential amounts due or payable under each derivative contract. Notional principal amounts often are used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller.

The receive fixed interest rate swap contracts at December 31, 2008 are being utilized to hedge $850 million in floating rate loans and $993.9 million in fixed-rate liabilities. A summary of interest rate contracts and their terms at December 31, 2008 and 2007 is shown below. In accordance with the provisions of SFAS No. 133, the fair value (net unrealized gains and losses) of these contracts has been recorded on the consolidated balance sheets.

(Dollars in thousands)	Notional Amount	Weighted Average Receive Rate	Weighted Average Pay Rate*	Weighted Average Maturity In Months	Unrealized Gains	Unrealized Losses	Net Unrealized Gains (Losses)
December 31, 2008							
Receive fixed swaps:							
Fair value hedges	**$ 993,936**	**3.88%**	**1.52%**	**25**	**$ 38,482**	**(1)**	**38,481**
Cash flow hedges	**850,000**	**7.86%**	**3.25%**	**25**	**65,125**	**—**	**65,125**
Total	**$1,843,936**	**5.72%**	**2.31%**	**25**	**$103,607**	**(1)**	**103,606**
December 31, 2007							
Receive fixed swaps:							
Fair value hedges	$ 1,957,500	4.97%	4.87%	25	$ 20,349	(2,268)	18,081
Cash flow hedges	800,000	8.06%	7.25%	34	32,340	—	32,340
Total	$ 2,757,500	5.87%	5.56%	28	$ 52,689	(2,268)	50,421

* Variable pay rate based upon contract rates in effect at December 31, 2008 and 2007.

Synovus designates hedges of floating rate loans as cash flow hedges. These swaps hedge against the variability of cash flows from specified pools of floating rate prime based loans. Synovus calculates effectiveness of the hedging relationship quarterly using regression analysis for all cash flow hedges entered into after March 31, 2007. The cumulative dollar offset method is used for all hedges entered into prior to that date. As of December 31, 2008 cumulative ineffectiveness for Synovus' portfolio of cash flow hedges represented a gain of approximately $242 thousand. Ineffectiveness from cash flow hedges is recognized in the consolidated statements of income as a component of other non-interest income.

Synovus expects to reclassify from accumulated other comprehensive income approximately $21 million as net-of-tax income during the next twelve months, as the related payments for interest rate swaps and amortization of deferred gains (losses) are recorded.

During 2008 and 2007, Synovus terminated certain cash flow hedges which resulted in a net pre-tax gain of $2.2 million and a net pre-tax loss of $1.3 million, respectively. These gains (losses) have been included as a component of accumulated other comprehensive income (loss) and are being amortized over the shorter of the remaining contract life or the maturity of the designated instrument as an adjustment to interest income (expense). The remaining unamortized deferred gain (loss) balances at December 31, 2008 and 2007 were ($808) thousand and ($4.4) million, respectively.

Synovus terminated certain fair value hedges at the end of 2008 which resulted in a net pre-tax gain of $18.9 million. These gains have been recorded as an adjustment to the carrying value of the hedged debt obligations and are being amortized over the shorter of the remaining contract life or the maturity of the designated instrument as an adjustment to interest expense. The remaining unamortized deferred gain at December 31, 2008 was $18.9 million. There were no fair value hedges terminated during 2007.

Synovus designates hedges of fixed rate liabilities as fair value hedges. These swaps hedge against the change in fair market value of various fixed rate liabilities due to changes in the benchmark interest rate LIBOR. Synovus calculates effectiveness of the hedging relationships quarterly using regression analysis for all fair value hedges. As of December 31, 2008, cumulative ineffectiveness for Synovus' portfolio of fair value hedges represented a gain of approximately $983 thousand. Ineffectiveness from fair value hedges is recognized in the consolidated statements of income as other non-interest income.

Synovus also enters into derivative financial instruments to meet the financing and interest rate risk management needs of its customers. Upon entering into these instruments to meet customer needs, Synovus enters into offsetting positions in order to minimize the risk to Synovus. These derivative financial instruments are reported at fair value with any resulting gain or loss recorded in current period earnings. As of December 31, 2008 and 2007, the notional amount of customer related derivative financial instruments, including both the customer position and the offsetting position, was $3.71 billion and $2.96 billion, respectively. At December 31, 2008, Synovus had derivative positions for customer interest rate risk management needs with unrealized gains of $201.8 million and unrealized losses of $202.9 million for a net unrealized loss of $1.1 million. The fair value of the customer positions is reflected as a component of other assets and the offsetting position is reflected as a component of other liabilities in the consolidated balance sheet at December 31, 2008.

Loan Commitments and Letters of Credit

Synovus is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby and commercial letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.

The carrying amount of loan commitments and letters of credit closely approximates the fair value of such financial instruments. Carrying amounts include unamortized fee income and, in some instances, allowances for any estimated credit losses from these financial instruments. These amounts are not material to Synovus' consolidated balance sheets.

Synovus provides credit enhancements in the form of standby letters of credit to assist certain commercial customers in obtaining long-term funding through taxable and tax-exempt bond issues. Under these agreements and under certain conditions, if the bondholder requires the issuer to repurchase the bonds, Synovus is obligated to provide funding under the letter of credit to the issuer to finance the repurchase of the bonds by the issuer. Bondholders (investors) may require the issuer to repurchase the bonds for any reason, including general liquidity needs of the investors, general industry/market considerations, as well as changes in Synovus' credit ratings. Synovus' maximum exposure to credit loss in the event of nonperformance by the counterparty is represented by the contract amount of those instruments. Synovus applies the same credit policies in entering into commitments and conditional obligations as it does for loans. The maturities of the funded letters of credit range from one to fifty-nine months, and the yields on these instruments are comparable to average yields for new commercial loans. Synovus has issued approximately $1.6 billion in letters of credit related to these bond issuances. At December 31, 2008, approximately $500 million was funded under these standby letters of credit agreements, all of which is reported as a component of total loans. As of February 26, 2009, approximately $294 million has been funded subsequent to December 31, 2008 related to these bond repurchases, bringing the total amount of funding related to bond repurchases to $794 million.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, and standby and commercial letters of credit, is represented by the contract amount of those instruments. Synovus uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent future cash requirements.

Loan commitments and letters of credit at December 31, 2008 include the following:

(In thousands)	
Standby and commercial letters of credit	**$1,753,754**
Commitments to fund commercial real estate, construction, and land development loans	**1,362,512**
Unused credit card lines	**1,535,734**
Commitments under home equity lines of credit	**970,500**
Other loan commitments	**3,513,092**
Total	**$9,135,592**

Lease Commitments

Synovus and its subsidiaries have entered into long-term operating leases for various facilities and equipment. Management expects that as these leases expire they will be renewed or replaced by similar leases based on need.

At December 31, 2008, minimum rental commitments under all such non-cancelable leases for the next five years and thereafter are as follows:

(In thousands)	
2009	**$ 20,458**
2010	**20,051**
2011	**19,019**
2012	**18,728**
2013	**17,954**
Thereafter	**136,087**
Total	**$232,297**

Rental expense on facilities was $28.5 million, $24.5 million, and $19.6 million for the years ended December 31, 2008, 2007, and 2006, respectively.

Visa Litigation

Synovus is a member of the Visa USA network. Under Visa USA bylaws, Visa members are obligated to indemnify Visa USA and/or its parent company, Visa, Inc., for potential future settlement of, or judgments resulting from, certain litigation, which Visa refers to as the "covered litigation." Synovus' indemnification obligation is limited to its membership proportion of Visa USA. See Note 17 for further discussion of the Visa litigation.

Legal Proceedings

Synovus and its subsidiaries are subject to various legal proceedings and claims that arise in the ordinary course of its business. In the ordinary course of business, Synovus and its subsidiaries are also subject to regulatory examinations, information gathering requests, inquiries and investigations. Synovus establishes accruals for litigation and regulatory matters when those matters present loss contingencies that Synovus determines to be both probable and reasonably estimable. In the pending regulatory matter described below, loss contingencies are not reasonably estimable in the view of management, and, accordingly, an accrual has not been established for this matter. Based on current knowledge, advice of counsel and available insurance coverage, management does not believe that the eventual outcome of pending litigation and/or regulatory matters, including the pending regulatory matter described below, will have a material adverse effect on Synovus' consolidated financial condition, results of operations or cash flows. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to Synovus' results of operations for any particular period.

As previously disclosed, the FDIC conducted an investigation of the policies, practices and procedures used by Columbus Bank and Trust Company (CB&T), a wholly owned banking subsidiary of Synovus Financial Corp. (Synovus), in connection with the credit card programs offered pursuant to its Affinity Agreement with CompuCredit Corporation (CompuCredit). CB&T issues credit cards that are marketed and serviced by CompuCredit pursuant to the Affinity Agreement. A provision of the Affinity Agreement generally requires CompuCredit to indemnify CB&T for losses incurred as a result of the failure of credit card programs offered pursuant to the Affinity Agreement to comply with applicable law. Synovus is subject to a per event 10% share of any such loss, but Synovus' 10% payment obligation is limited to a cumulative total of $2 million for all losses incurred.

On June 9, 2008, the FDIC and CB&T entered into a settlement related to this investigation. CB&T did not admit or deny any alleged violations of law or regulations or any unsafe and unsound banking practices in connection with the settlement. As a part of the settlement, CB&T and the FDIC entered into a Cease and Desist Order and Order to Pay whereby CB&T agreed to: (1) pay a civil money penalty in the amount of $2.4 million; (2) institute certain changes to CB&T's policies, practices and procedures in connection with credit card programs; (3) continue to implement its compliance plan to maintain a sound risk-based compliance management system and to modify them, if necessary, to comply with the Order; and (4) maintain its previously established Director Compliance Committee to oversee compliance with the Order. CB&T has paid and expended the civil money penalty, as that payment is not subject to the indemnification provisions of the Affinity Agreement described above.

CB&T and the FDIC also entered into an Order for Restitution pursuant to which CB&T agreed to establish and maintain an account in the amount of $7.5 million to ensure the availability of restitution with respect to categories of consumers, specified by the FDIC, who activated Aspire credit card accounts issued pursuant to the Affinity Agreement on or before May 31, 2005. The FDIC may require the account to be applied if, and to the extent that, CompuCredit defaults, in whole or in part, on its obligation to pay restitution to any consumers required under the settlement agreements CompuCredit entered into with the FDIC and the Federal Trade Commission (FTC) on December 19, 2008. Those settlement agreements require CompuCredit to credit approximately $114 million to certain customer accounts that were opened between 2001 and 2005 and subsequently charged off or were closed with no purchase activity. CompuCredit has stated that this restitution involves mostly non-cash credits — in effect, reversals of amounts for which payments were never received. In addition, CompuCredit has stated that cash refunds to consumers are estimated to be approximately $3.7 million. This $7.5 million account represents a contingent liability of CB&T. At December 31, 2008, CB&T has not recorded a liability for this contingency.

Any amounts paid from the restitution account are expected to be subject to the indemnification provisions of the Affinity Agreement described above. Synovus does not currently expect that the settlement will have a material adverse effect on its consolidated financial condition, results of operations or cash flows.

On May 23, 2008, CompuCredit and its wholly owned subsidiary, CompuCredit Acquisition Corporation, sued CB&T and Synovus in the State Court of Fulton County, Georgia, alleging breach of contract with respect to the Affinity Agreement. This case has subsequently been transferred to Georgia Superior Court, CompuCredit Corp,. v. Columbus Bank and Trust Co., Case No. 08-CV-157010 (Ga. Super Ct.) (the "Superior Court Litigation"). CompuCredit seeks compensatory and general damages in an unspecified amount, a full accounting of the shares received by CB&T and Synovus in connection with the MasterCard and Visa initial public offerings and remittance of certain of those shares to CompuCredit, and the transfer of accounts under the Affinity Agreement to a third-party. CB&T and Synovus intend to vigorously defend themselves against these allegations. Based on current knowledge and advice of counsel, management does not believe that the eventual outcome of this case will have a material adverse effect on Synovus' consolidated financial condition, results of operations or cash flows. It is possible, however, that in the event of unexpected future developments the ultimate resolution of this matter, if unfavorable, may be material to Synovus' results of operations for any particular period.

On October 24, 2008, a putative class action lawsuit was filed against CompuCredit and CB&T in the United States District Court for the Northern District of California, Greenwood v. CompuCredit, et. al., Case No. 4:08-cv-04878 (CW) ("Greenwood"), alleging that the solicitations used in connection with the credit card programs offered pursuant to the Affinity Agreement violated the Credit Repair Organization Act, 15 U.S.C. § 1679 ("CROA"), and the California Unfair Competition Law, Cal. Bus. & Prof. Code § 17200. CB&T intends to vigorously defend itself against these allegations. On January 22, 2009, the court in the Superior Court Litigation ruled that CompuCredit must pay the reasonable attorneys' fees incurred by CB&T in connection with the Greenwood case pursuant to the indemnification provision of the Affinity Agreement described above. Any losses that CB&T incurs in connection with Greenwood are also expected to be subject to the indemnification provisions of the Affinity Agreement described above. Based on current knowledge and advice of counsel, management does not believe that the eventual outcome of this case will have a material adverse effect on Synovus' consolidated financial condition, results of operations or cash flows.

Note 17 Visa Initial Public Offering and Litigation Expense

Synovus is a member of the Visa USA network. Under Visa USA bylaws, Visa members are obligated to indemnify Visa USA and/or its parent company, Visa, Inc., for potential future settlement of, or judgments resulting from, certain litigation, which Visa refers to as the "covered litigation." Synovus' indemnification obligation is limited to its membership proportion of Visa USA. In November 2007, Visa announced the settlement of its American Express litigation, and disclosed in its annual report to the SEC on Form 10-K for the year ended September 30, 2007 that Visa had accrued a contingent liability for the estimated settlement of its Discover litigation. During the second half of 2007, Synovus recognized a contingent liability in the amount of $36.8 million as an estimate for its membership proportion of the American Express settlement and the potential Discover settlement, as well as its membership proportion of the amount that Synovus estimated would be required for Visa to settle the remaining covered litigation.

Visa, Inc. completed an initial public offering (the Visa IPO) in March 2008. Visa used a portion of the proceeds from the Visa IPO to establish a $3.0 billion escrow for settlement of covered litigation and used substantially all of the remaining portion to redeem Class B and Class C shares held by Visa issuing members. In March 2008, Synovus recognized a pre-tax gain of $38.5 million on redemption proceeds received from Visa, Inc. and reduced the $36.8 million litigation accrual recognized in the second half of 2007 by $17.4 million for its pro-rata share of the $3.0 billion escrow established by Visa, Inc. In October 2008, Visa announced that it had reached an agreement in principle to settle its litigation brought against Visa in 2004 by Discover Financial Services (Discover), and also disclosed the specific terms of the settlement. Effective September 2008, Synovus recognized an additional $6.3 million accrued liability in conjunction with Visa's settlement of the Discover litigation. In December 2008, Visa repurchased a portion of its Class B shares held by Visa members and deposited the $1.1 billion proceeds into the litigation escrow on behalf of Visa members. Accordingly, Synovus reduced its litigation accrual by $6.4 million for its membership proportion of the litigation escrow deposit.

Following the redemption, Synovus continues to hold approximately 1.43 million shares of Visa Class B common stock which are subject to restrictions until the later of March 2011 or settlement of all covered litigation. A portion of the remaining Class B shares held by Visa members may be sold by Visa as needed to provide for settlement of the covered litigation through the litigation escrow. Visa's retrospective responsibility plan provides for settlements and/or judgments from covered litigation to be paid from a litigation escrow to be established from proceeds from the sale of Visa Class B shares, which otherwise would be available for conversion to Visa Class A shares and then sold by Visa USA members upon the release from transfer restrictions. Visa Class B shares will convert to Class A shares upon the release from transfer restrictions using a conversion ratio maintained by Visa. When proceeds are deposited to the escrow, the conversion ratio is adjusted whereby a greater amount of Class B shares will be required to convert to one Class A share.

For the year ended December 31, 2008, the redemption of shares and changes to the accrued liability for Visa litigation resulted in a net after-tax gain of $34.2 million, or $0.10 per share. At December 31, 2008, Synovus' accrual for the aggregate amount of Visa's covered litigation was $19.3 million. While management believes that this accrual is adequate to cover Synovus' membership proportion of Visa's covered litigation based on current information, additional adjustments may be required if the aggregate amount of future settlements differs from Synovus' estimate.

Note 18 Regulatory Requirements and Restrictions

The amount of dividends paid to the Parent Company from each of the subsidiary banks is limited by various banking regulatory agencies. In prior years, certain Synovus banks have received permission and have paid cash dividends to the Parent Company in excess of the regulatory limitations. The Federal Reserve Board also has supervisory authority that may limit the Parent Company's ability to pay dividends in certain circumstances.

Synovus is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Synovus must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Synovus on a consolidated basis, and the Parent Company and subsidiary banks individually, to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets as defined, and of Tier I capital to average assets, as defined. Management believes that as of December 31, 2008, Synovus meets all capital adequacy requirements to which it is subject.

As of December 31, 2008, the most recent notification from the Federal Reserve Bank of Atlanta categorized all of the subsidiary banks as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, Synovus and its subsidiaries must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table shown below. Management is not currently aware of the existence of any conditions or events occurring subsequent to December 31, 2008 which would affect the well-capitalized classification.

The following table summarizes regulatory capital information at December 31, 2008 and 2007 on a consolidated basis and for each significant subsidiary, defined as any direct subsidiary of Synovus with assets or net income exceeding 10% of the consolidated totals.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	2008	2007	2008	2007	2008	2007
Synovus Financial Corp.						
Tier I capital	**$3,602,848**	2,870,558	**1,284,260**	1,260,201	**n/a**	n/a
Total risk-based capital	**4,674,476**	3,988,171	**2,568,520**	2,520,403	**n/a**	n/a
Tier I capital ratio	**11.22%**	9.11	**4.00**	4.00	**n/a**	n/a
Total risk-based capital ratio	**14.56**	12.66	**8.00**	8.00	**n/a**	n/a
Leverage ratio	**10.28**	8.65	**4.00**	4.00	**n/a**	n/a
Columbus Bank and Trust Company						
Tier I capital	**$ 732,725**	864,588	**210,993**	208,864	**316,490**	313,295
Total risk-based capital	**798,896**	912,800	**421,987**	417,727	**527,483**	522,159
Tier I capital ratio	**13.89%**	16.56	**4.00**	4.00	**6.00**	6.00
Total risk-based capital ratio	**15.15**	17.48	**8.00**	8.00	**10.00**	10.00
Leverage ratio	**12.67**	11.97	**4.00**	4.00	**5.00**	5.00
Bank of North Georgia						
Tier I capital	**$ 557,413**	453,127	**215,881**	202,754	**323,822**	304,132
Total risk-based capital	**625,767**	514,948	**431,763**	405,509	**539,704**	506,886
Tier I capital ratio	**10.33%**	8.94	**4.00**	4.00	**6.00**	6.00
Total risk-based capital ratio	**11.59**	10.16	**8.00**	8.00	**10.00**	10.00
Leverage ratio	**8.79**	9.17	**4.00**	4.00	**5.00**	5.00
The National Bank of South Carolina						
Tier I capital	**$ 450,512**	434,179	**191,055**	180,598	**286,583**	270,897
Total risk-based capital	**510,517**	477,196	**382,111**	361,196	**477,639**	451,495
Tier I capital ratio	**9.43%**	9.62	**4.00**	4.00	**6.00**	6.00
Total risk-based capital ratio	**10.69**	10.57	**8.00**	8.00	**10.00**	10.00
Leverage ratio	**9.04**	9.39	**4.00**	4.00	**5.00**	5.00

n/a — The prompt corrective action provisions are applicable at the bank level only.

Note 19 Employment Expenses and Benefit Plans

Synovus generally provides noncontributory money purchase and profit sharing plans, and 401(k) plans, which cover all eligible employees. Annual discretionary contributions to these plans are set each year by the respective Boards of Directors of each subsidiary, but cannot exceed amounts allowable as a deduction for Federal income tax purposes. Synovus made aggregate contributions to these money purchase, profit sharing, and 401(k) plans, recorded as expense, for the years ended December 31, 2008, 2007, and 2006 of approximately $22.7 million, $19.5 million, and $43.1 million, respectively.

Synovus has stock purchase plans for directors and employees whereby Synovus makes contributions equal to one-half of employee and director voluntary contributions. The funds are used to purchase outstanding shares of Synovus common stock. Synovus recorded as expense $7.5 million, $7.3 million, and $6.7 million for contributions to these plans in 2008, 2007, and 2006, respectively.

Synovus has entered into employment agreements with certain employees for past and future services which provide for current compensation in addition to salary in the form of deferred compensation payable at retirement or in the event of death, total disability, or termination of employment. The aggregate cost of these salary continuation plans and employment agreements is not material to the consolidated financial statements.

Synovus provides certain medical benefits to qualified retirees through a postretirement medical benefits plan. The benefit expense and accrued benefit cost is not material to the consolidated financial statements.

Note 20 Share-Based Compensation

General Description of Share-Based Compensation Plans

Synovus has a long-term incentive plan under which the Compensation Committee of the Board of Directors has the authority to grant share-based compensation to Synovus employees. At December 31, 2008, Synovus had a total of 19,897,142 shares of its authorized but unissued common stock reserved for future grants under the 2007 Omnibus Plan. The Plan permits grants of share-based compensation including stock options, non-vested shares, and restricted share units. The grants generally include vesting periods ranging from three to five years and contractual terms of ten years. Stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant-date. Synovus has historically issued new shares to satisfy share option exercises.

During the first quarter of 2008, Synovus granted 2,650,000 retention stock options with an exercise price of $13.18 to certain key employees. These stock options contain a five year graded vesting schedule with one-third of the total grant amount vesting on each of the third, fourth and fifth anniversaries of the grant date. The retention stock options granted in 2008 do not include provisions for accelerated vesting upon retirement. They do, however, allow for continued vesting after retirement at age 65. Excluding the aforementioned retention grant, stock options granted during 2008, 2007 and 2006 generally become exercisable over a three-year period, with one-third of the total grant amount vesting on each anniversary of the grant-date, and expire ten years from the date of grant. Vesting for stock options granted during 2008, 2007 and 2006 generally accelerates upon retirement for plan participants who have reached age 62 and who also have no less than fifteen years of service at the date of their election to retire. Share-based compensation expense is recognized for plan participants on a straight-line basis over the shorter of the vesting period or the period until reaching retirement eligibility.

Non-vested shares and restricted share units granted in 2008, 2007 and 2006 generally vest over a three-year period, with one-third of the total grant amount vesting on each anniversary of the grant-date. Vesting for restricted share units granted during 2008 accelerates upon retirement for plan participants who have reached age 62 and who also have no less than fifteen years of service at the date of their election to retire. Non-vested shares granted to Synovus employees during 2007 and 2006 do not contain accelerated vesting provisions for retirement. Vesting for non-vested shares granted to Synovus directors during 2008, 2007 and 2006 accelerates upon retirement for plan participants who have reached age 72. Share-based compensation expense is recognized for plan participants on a straight-line basis over the shorter of the vesting period or the period until reaching retirement eligibility.

Impact of TSYS Spin-Off

As described in Note 2 to the consolidated financial statements, Synovus completed the tax-free spin-off of its shares of TSYS common stock to Synovus shareholders on December 31, 2007. Synovus' share-based plans covering the majority of outstanding stock options on December 31, 2007 contained mandatory antidilution provisions designed to equalize the fair value of an award in an equity restructuring. Approximately 216 thousand of outstanding Synovus stock options were issued under plans of acquired banks which did not contain mandatory antidilution provisions. These options were fully vested. Thus, as a result of the spin-off transaction, all outstanding Synovus stock options were modified as described below. Additionally, all holders of non-vested shares received TSYS shares based on the distribution ratio applicable to all Synovus shares in connection with the spin-off, which are subject to the same vesting period as their non-vested Synovus shares.

Outstanding Synovus stock options held by TSYS employees on December 31, 2007 were converted to TSYS stock options utilizing an adjustment ratio of the post-spin stock price (TSYS 10-day volume-weighted average post-spin stock price) to the pre-spin stock price (Synovus closing stock price immediately pre-spin).

The pre-spin and the post spin fair value of Synovus' stock options was measured using the Black-Scholes-Merton option pricing model. Outstanding options were grouped and separately measured based on their remaining estimated life. The risk-free interest rate and expected stock price volatility assumptions were matched to the remaining estimated life of the options. The expected volatility for the pre-spin calculation was based on Synovus' historical stock price volatility, and for the post-spin calculation, was determined using historical volatility of peer companies. The dividend yield included in the pre-spin calculation was 3.4% while the dividend yield assumption in the post-spin calculation was 6.3%.

As a result of this modification, TSYS recognized in 2007 an expense of $5.5 million for outstanding vested options. This expense is included as a component of discontinued operations in the accompanying consolidated statement of income, net of minority interest. Outstanding Synovus stock options held by Synovus employees were converted to equalize their fair value utilizing an adjustment ratio of the post-spin stock price (Synovus 10-day volume-weighted average post-spin stock price) to the pre-spin stock price (Synovus closing stock price immediately pre-spin). As a result of this modification, Synovus recognized in 2007 an expense of $2.0 million, principally due to the modification of the outstanding Synovus stock options which were issued under plans of acquired banks that did not contain mandatory antidilutive provisions. This expense is included as a component of discontinued operations in the accompanying consolidated statement of income. The changes that resulted from the aforementioned conversion of stock options due to the spin-off of TSYS are reflected in Synovus' outstanding options as of December 31, 2007 in the tables that follow.

Share-Based Compensation Expense

Synovus' share-based compensation costs are recorded as a component of salaries and other personnel expense in the Consolidated Statements of Income. Total share-based compensation expense for continuing operations was $13.7 million, $15.9 million and $18.0 million for 2008, 2007 and 2006, respectively. The total income tax benefit recognized in the Consolidated Statements of Income for share-based compensation arrangements was $5.2 million, $5.6 million and $6.4 million for 2008, 2007 and 2006, respectively.

No share-based compensation costs have been capitalized for the years ended December 31, 2008, 2007 and 2006. Aggregate compensation expense recognized in 2007 and 2006 with respect to Synovus stock options included $2.3 million and $5.3 million, respectively, that would have been recognized in previous years had the policy under SFAS No. 123R with respect to retirement eligibility been applied to awards granted prior to January 1, 2006.

As of December 31, 2008, unrecognized compensation cost related to the unvested portion of share-based compensation arrangements involving shares of Synovus stock was approximately $15.1 million.

SFAS No. 123R requires that compensation cost be recognized net of estimated forfeitures. The estimate of forfeitures is adjusted as actual forfeitures differ from estimates, resulting in compensation cost only for those awards that actually vest. The effect of the change in estimated forfeitures is recognized as compensation cost in the period of the change in estimate. In estimating the forfeiture rate, Synovus stratified its grantees and used historical experience to determine separate forfeiture rates for the different award grants. Currently, Synovus estimates forfeiture rates for its grantees in the range of 0% to 10%.

Stock Option Awards

The weighted-average grant-date fair value of stock options granted to key Synovus employees during 2008, 2007 and 2006 was $1.85, $7.22 and $6.40, respectively. The fair value of the option grants was determined using the Black-Scholes-Merton option-pricing model with the following weighted-average assumptions:

	Years Ended December 31,		
	2008	2007	2006
Risk-free interest rate	**3.4%**	4.8	4.5
Expected stock price volatility	**23.7**	21.7	24.9
Dividend yield	**5.2**	2.6	2.8
Expected life of options	**6.8 years**	6.0 years	5.8 years

The expected volatility for stock option awards in 2008 was based on historical volatility of peer companies. The expected volatility for stock option awards in 2007 and 2006 was determined with equal weighting of Synovus' implied and historical volatility. The expected life for stock options granted during 2008, 2007 and 2006 was calculated using the "simplified" method, as prescribed by the SEC's Staff Accounting Bulletins No. 107 and 110. See Note 1 for a summary description of the provisions of SAB No. 110.

A summary of stock option activity (including performance-accelerated stock options as described below) and changes during the years ended December 31, 2008, 2007, and 2006 is presented below:

	2008		2007		2006	
Stock Options	**Shares**	**Weighted-Average Exercise Price**	**Shares**	**Weighted-Average Exercise Price**	**Shares**	**Weighted-Average Exercise Price**
Outstanding at beginning of year	**28,999,602**	**$10.58**	23,639,261	$ 22.83	25,546,776	$22.66
Options granted	**3,090,911**	**13.17**	246,660	31.93	868,966	27.66
Options assumed in connection with acquisitions	—	—	—	—	877,915	8.36
Options exercised	**(722,244)**	**7.18**	(4,362,785)	18.74	(3,418,550)	18.89
Options forfeited	**(90,702)**	**13.54**	(471,600)	19.34	(173,050)	27.49
Options expired	**(323,387)**	**12.36**	(68,079)	19.19	(62,796)	21.01
Options converted to TSYS options on December 31, 2007 due to TSYS spin-off	—	—	(5,437,719)	27.32	—	—
Options outstanding and price adjustment due to TSYS spin-off on December 31, 2007	—	—	15,453,864	(12.06)	—	—
Options outstanding at end of year	**30,954,180**	**$10.89**	28,999,602	$ 10.58	23,639,261	$22.83
Options exercisable at end of year	**27,259,468**	**$10.58**	25,148,449	$ 10.10	14,179,889	$21.21

The following table summarizes information about Synovus' stock options outstanding and exercisable at December 31, 2008.

	As of December 31, 2008	
	Options Outstanding	**Options Exercisable**
Weighted-average remaining contractual life	3.84 years	3.17 years
Aggregate intrinsic value	$ 1,620,360	$ 1,620,360

The intrinsic value of stock options exercised during the years ended December 31, 2008, 2007 and 2006 was $2.7 million, $44.6 million and $31.8 million, respectively. The total grant date fair value of stock options vested during 2008, 2007 and 2006 was $13.1 million, $33.5 million and $27.8 million, respectively. At December 31, 2008, total unrecognized compensation cost related to non-vested stock options was approximately $4.5 million. This cost is expected to be recognized over a weighted-average remaining period of 2.14 years.

Synovus granted performance-accelerated stock options to certain key executives in 2000 that fully vested during 2007. The exercise price per share was equal to the fair market value at the date of grant. The grant-date fair value was amortized on a straight-line basis over seven years with the portion related to periods from January 1, 2006 through the vesting date in 2007 being recognized in the Consolidated Statements of Income.

Summary information regarding these performance-accelerated stock options including adjustments resulting from the December 31, 2007 spin-off of TSYS is presented below. There were no performance-accelerated stock options granted during 2008, 2007, or 2006.

Year Options Granted	Number of Stock Options	Exercise Price Per Share	Options Outstanding at December 31, 2008
2000	8,777,563	$8.27-8.44	7,921,210

Non-Vested Shares and Restricted Share Units

In addition to the stock options described above, non-transferable, non-vested shares of Synovus common stock and restricted share units have been awarded to certain key Synovus employees and non-employee directors of Synovus. During 2008, Synovus granted 125,415 restricted share units at a weighted average grant-date fair value of $12.95. The market value of restricted share units is equal to the market value of common stock on the date of grant and is amortized as compensation expense over the vesting period or the period until reaching retirement eligibility. Dividend equivalents are paid on outstanding restricted share units in the form of additional restricted share units that vest over the same vesting period as the original restricted share unit grant.

The weighted-average grant-date fair value of non-vested shares granted during 2008, 2007 and 2006 was $12.44, $28.37 and $27.19, respectively. The total fair value of shares vested during 2008, 2007 and 2006 was $11.2 million, $5.9 million and $235 thousand, respectively. Except for the grant of 63,386 performance-vesting shares described below, the market value of the common stock at the date of issuance is amortized as compensation expense using the straight-line method over the vesting period of the awards. Dividends are paid on non-vested shares during the holding period. These non-vested shares are entitled to voting rights.

A summary of non-vested shares outstanding (excluding the 63,386 performance-vesting shares as described below) and changes during the years ended December 31, 2008, 2007, and 2006 is presented below:

Non-Vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at January 1, 2006	82,583	$ 27.28
Granted	616,495	27.19
Vested	(8,520)	27.62
Forfeited	(6,004)	27.13
Outstanding at December 31, 2006	684,554	27.19
Granted	574,601	28.37
Vested	(215,666)	27.32
Forfeited	(20,946)	27.23
Outstanding at December 31, 2007	**1,022,543**	**27.83**
Granted	**24,391**	**12.44**
Vested	**(406,215)**	**27.61**
Forfeited	**(63,235)**	**27.67**
Outstanding at December 31, 2008	**577,484**	**$27.35**

Additionally, holders of non-vested Synovus common shares also hold 269,976 non-vested shares of TSYS common stock as of December 31, 2008 as a result of the spin-off of TSYS on December 31, 2007.

Restricted share units were granted for the first time during the year ended December 31, 2008. A summary of restricted share units outstanding as of December 31, 2008 is presented below:

Restricted Share Units	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at January 1, 2008	—	$ —
Granted	**125,415**	**12.95**
Dividend equivalents granted	**5,010**	**10.20**
Vested	—	—
Forfeited	**(4,000)**	**12.50**
Outstanding at December 31, 2008	**126,425**	**$12.86**

As of December 31, 2008, total unrecognized compensation cost related to the foregoing non-vested shares and restricted share units was approximately $10.6 million. This cost is expected to be recognized over a weighted-average remaining period of 1.32 years.

During 2005, Synovus authorized a total grant of 63,386 shares of non-vested stock to a key executive with a performance-vesting schedule (performance-vesting shares). These performance-vesting shares have seven one-year performance periods (2005-2011) during each of which the Compensation Committee establishes an earnings per share goal and, if such goal is attained during any performance period, 20% of the performance-vesting shares will vest. Compensation expense for each tranche of this grant is measured based on the quoted market value of Synovus' stock as of the date that each period's earnings per share goal is determined and is recorded as a charge to expense on a straight-line basis during each year in which the performance criteria is met. No performance vesting shares vested in 2008. The total fair value of performance-vesting shares vested during 2007 and 2006 was $351 thousand and $340 thousand, respectively.

The following is a summary of performance-vesting shares outstanding at December 31, 2008, 2007 and 2006:

Performance-Vesting Shares	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at January 1, 2006	12,677	$26.82
Granted	12,677	27.72
Vested	(12,677)	26.82
Forfeited	—	—
Outstanding at December 31, 2006	12,677	27.72
Granted	—	—
Vested	(12,677)	27.72
Forfeited	—	—
Outstanding at December 31, 2007	—	—
Granted	—	—
Vested	—	—
Forfeited	—	—
Outstanding at December 31, 2008	—	$ —

At December 31, 2008 there remained 38,032 performance-vesting shares to be granted between 2009 and 2011.

Cash received from option exercises under all share-based payment arrangements of Synovus common stock for the years ended December 31, 2008, 2007, and 2006 was $3.0 million, $63.9 million, and $65.5 million, respectively.

As stock options for the purchase of Synovus common stock are exercised and non-vested shares vest, Synovus recognizes a tax benefit or deficiency which is recorded as a component of additional paid-in capital within shareholders' equity for tax amounts not recognized in the Consolidated Statements of Income. Synovus recognized a net tax deficiency in the amount of $115 thousand during 2008 and a net tax benefit of $15.9 million and $11.4 million for the years 2007, and 2006, respectively.

Synovus elected to adopt the alternative method of calculating the beginning pool of excess tax benefits as permitted by FASB Staff Position (FSP) No. SFAS 123R-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards." This is a simplified method to determine the pool of excess tax benefits that is used in determining the tax effects of share-based compensation in the Consolidated Statements of Income and cash flow reporting for awards that were outstanding as of the adoption of SFAS No. 123R.

The following table provides aggregate information regarding grants under all Synovus equity compensation plans through December 31, 2008.

Plan Category(1)	(a) Number of securities to be issued upon exercise of outstanding options	(b) Weighted-average exercise price of outstanding options	(c) Number of shares remaining available for issuance excluding shares reflected in column(a)
Shareholder approved equity compensation plans for shares of Synovus stock	30,369,839(2)	$11.00	19,897,142(3)
Non-shareholder approved equity compensation plans	—	—	—
Total	30,369,839	$11.00	19,897,142

(1) Does not include information for equity compensation plans assumed by Synovus in mergers. A total of 584,341 shares of common stock were issuable upon exercise of options granted under plans assumed in mergers and outstanding at December 31, 2008. The weighted average exercise price of all options granted under plans assumed in mergers and outstanding at December 31, 2008 was $5.61. Synovus cannot grant additional awards under these assumed plans.

(2) Does not include an aggregate number of 741,941 shares of non-vested stock and restricted share units which will vest over the remaining years through 2011.

(3) Includes 19,897,142 shares available for future grants as share awards under the 2007 Omnibus Plan.

Note 21 — Fair Value Accounting

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. This statement did not introduce any new requirements mandating the use of fair value; rather, it unified the meaning of fair value and added additional fair value disclosures. The provisions of this statement are effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Effective January 1, 2008, Synovus adopted SFAS No. 157 for financial assets and liabilities. As permitted under FASB Staff Position No. FAS 157-2, Synovus has elected to defer the application of SFAS No. 157 to non-financial assets and liabilities until January 1, 2009.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 permits entities to make an irrevocable election, at specified election dates, to measure eligible financial instruments and certain other instruments at fair value. As of January 1, 2008, Synovus has elected the fair value option (FVO) for mortgage loans held for sale and certain callable brokered certificates of deposit. Accordingly, a cumulative adjustment of $58 thousand ($91 thousand less $33 thousand of income taxes) was recorded as an increase to retained earnings.

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset in a Market that is Not Active." FSP FAS 157-3 is intended to provide additional guidance on how an entity should classify the application of SFAS 157 in an inactive market, and illustrates how an entity should determine fair value in an inactive market. The provisions for this statement are effective for the period ended September 30, 2008. The impact to Synovus was minimal, as this FSP provides clarification to existing guidance.

The following is a description of the assets and liabilities for which fair value has been elected, including the specific reasons for electing fair value.

Mortgage Loans Held for Sale

Mortgage loans held for sale (MLHFS) have been previously accounted for on a lower of aggregate cost or fair value basis pursuant to SFAS No. 65, "Accounting for Certain Mortgage Banking Activities" (SFAS No. 65). For certain mortgage loan types, fair value hedge accounting was utilized by Synovus to hedge a given mortgage loan pool, and the underlying mortgage loan balances were adjusted for the change in fair value related to the hedged risk (fluctuation in market interest rates) in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended and interpreted (SFAS No. 133). For those certain mortgage loan types, Synovus is still able to achieve an effective economic hedge by being able to mark-to-market the underlying mortgage loan balances through the income statement, but has eliminated the operational time and expense needed to manage a hedge accounting program under SFAS No. 133. Previously under SFAS No. 65, Synovus was exposed, from an accounting perspective, only to the downside risk of market volatilities; however by electing FVO, Synovus may now also recognize the associated gains on the mortgage loan portfolio as favorable changes in the market occur.

Certain Callable Brokered Certificates of Deposit

Synovus has elected FVO for certain callable brokered certificates of deposit (CDs) to ease the operational burdens required to maintain hedge accounting for such instruments under the constructs of SFAS No. 133. Prior to the adoption of SFAS No. 159, Synovus was highly effective in hedging the risk related to changes in fair value, due to fluctuations in market interest rates, by engaging in various interest rate derivatives. However, SFAS No. 133 requires an extensive documentation process for each hedging relationship and an extensive process related to assessing the effectiveness and measuring ineffectiveness related to such hedges. By electing FVO on these previously hedged callable brokered CDs, Synovus is still able to achieve an effective economic hedge by being able to mark-to-market the underlying CDs through the income statement, but has eliminated the operational time and expense needed to manage a hedge accounting program under SFAS No. 133.

The following table summarizes the impact of adopting the fair value option for these financial instruments as of January 1, 2008. Amounts shown represent the carrying value of the affected instruments before and after the changes in accounting resulting from the adoption of SFAS No. 159.

(In thousands)	Ending Balance Sheet December 31, 2007	Cumulative Effect Adjustment Gain, net	Opening Balance Sheet January 1, 2008
Mortgage loans held for sale	$153,437	$ 91	$153,528
Certain callable brokered CDs	293,842	—	293,842
Pre-tax cumulative effect of adoption of the fair value option		91	
Deferred tax liability		(33)	
Cumulative effect of adoption of the fair value option, net of income taxes (increase to retained earnings)		$ 58	

Determination of Fair Value

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy for disclosure of fair value measurements based on significant inputs used to determine the fair value. The three levels of inputs are as follows:

Level 1 Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include corporate debt and equity securities, certain derivative contracts, as well as certain U.S. Treasury and U.S. Government-sponsored enterprise debt securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain U.S. Government-sponsored enterprises and agency mortgage-backed debt securities, obligations of states and municipalities, certain callable brokered certificates of deposit, collateralized mortgage obligations, derivative contracts, and mortgage loans held-for-sale.

Level 3 Unobservable inputs that are supported by little if any market activity for the asset or liability. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category primarily includes Federal Home Loan Bank and Federal Reserve Bank stock, collateral-dependent impaired loans, and certain private equity investments.

Following is a description of the valuation methodologies used for the major categories of financial assets and liabilities measured at fair value.

Trading Account Assets/Liabilities and Investment Securities Available for Sale

Where quoted market prices are available in an active market, securities are valued at the last traded price by obtaining feeds from a number of live data sources including active market makers and inter-dealer brokers. These securities are classified as Level 1 within the valuation hierarchy and include U.S. Treasury securities, obligations of U.S. Government-sponsored enterprises, and corporate debt and equity securities. If quoted market prices are not available, fair values are estimated by using bid prices and quoted prices of pools or tranches of securities with similar characteristics. These types of securities are classified as Level 2 within the valuation hierarchy and consist of collateralized mortgage obligations, mortgage-backed debt securities, debt securities of U.S. Government-sponsored enterprises and agencies, and state and municipal bonds. In both cases, Synovus has evaluated the valuation methodologies of its third party valuation providers to determine whether such valuations are representative of an exit price in Synovus' principal markets. In certain cases where there is limited activity or less transparency around inputs to valuation, securities are classified as Level 3 within the valuation hierarchy. These Level 3 items are primarily Federal

Home Loan Bank (FHLB) and Federal Reserve Bank (FRB) stock.

Mortgage Loans Held for Sale

Since quoted market prices are not available, fair value is derived from a hypothetical-securitization model used to project the "exit price" of the loan in securitization. The bid pricing convention is used for loan pricing for similar assets. The valuation model is based upon forward settlement of a pool of loans of identical coupon, maturity, product, and credit attributes. The inputs to the model are continuously updated with available market and historical data. As the loans are sold in the secondary market and predominantly used as collateral for securitizations, the valuation model represents the highest and best use of the loans in Synovus' principal market. Mortgage loans held for sale are classified within Level 2 of the valuation hierarchy.

Private Equity Investments

Private equity investments consist primarily of investments in venture capital funds. The valuation of these instruments requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity, and the long-term nature of such assets. Based on these factors, the ultimate realizable value of private equity investments could differ significantly from the values reflected in the accompanying financial statements. Private equity investments are valued initially based upon transaction price. Thereafter, Synovus uses information provided by the fund managers in the determination of estimated fair value. Valuation factors such as recent or proposed purchase or sale of debt or equity of the issuer, pricing by other dealers in similar securities, size of position held, liquidity of the market and changes in economic conditions affecting the issuer are used in the determination of estimated fair value. These private equity investments are classified as Level 3 within the valuation hierarchy.

Private equity investments may also include investments in publicly traded equity securities, which have restrictions on their sale, generally obtained through an initial public offering. Investments in the restricted publicly traded equity securities are recorded at fair value based on the quoted market value less adjustments for regulatory or contractual sales restrictions. Discounts for restrictions are determined based upon the length of the restriction period and the volatility of the equity security. Investments in restricted publicly traded equity securities are classified as Level 2 within the valuation hierarchy.

Derivative Assets and Liabilities

Equity derivatives are valued using quoted market prices and are classified as Level 1 within the valuation hierarchy. All other derivatives are valued using internally developed models. These derivatives include interest rate swaps, floors, caps, and collars. The sale of To-be-announced (TBA) mortgage-backed securities for current month delivery or in the future and the purchase of option contracts of similar duration are derivatives utilized by Synovus' mortgage subsidiary, and are valued by obtaining prices directly from dealers in the form of quotes for identical securities or options using a bid pricing convention with a spread between bid and offer quotations. All of these types of derivatives are classified as Level 2 within the valuation hierarchy. The mortgage subsidiary originates mortgage loans which are classified as derivatives prior to the loan closing when there is a lock commitment outstanding to a borrower to close a loan at a specific interest rate. These derivatives are valued based on the other mortgage derivatives mentioned above except there are fall-out ratios for interest rate lock commitments that have an additional input which is considered Level 3. Therefore, this type of derivative instrument is classified as Level 3 within the valuation hierarchy. These amounts, however, are insignificant.

Certain Callable Brokered Certificates of Deposit

The fair value of certain callable brokered certificates of deposit is derived using several inputs in a valuation model that calculates the discounted cash flows based upon a yield curve. Once the yield curve is constructed, it is applied against the standard certificate of deposit terms that may include the principal balance, payment frequency, term to maturity, and interest accrual to arrive at the discounted cash flow based fair value. When valuing the call option, as applicable, implied volatility is obtained for a similarly dated interest rate swaption, and it is also entered in the model. These types of certificates of deposit are classified as Level 2 within the valuation hierarchy.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents all financial instruments measured at fair value on a recurring basis, including financial instruments for which Synovus has elected the fair value option as of December 31, 2008 according to the SFAS No. 157 valuation hierarchy:

(In thousands)	Level 1	Level 2	Level 3	Total Assets/Liabilities at Fair Value
Assets:				
Trading account assets	$ 478	24,035	—	24,513
Mortgage loans held for sale	—	133,637	—	133,637
Investment securities available for sale	4,579	3,748,330	139,239(2)	3,892,148
Private equity investments	—	—	123,475(3)	123,475
Derivative assets	—	305,383	2,388	307,771
Liabilities:				
Brokered certificates of deposit(1)	$ —	75,875	—	75,875
Trading account liabilities	—	17,287	—	17,287
Derivative liabilities	—	206,340	—	206,340

(1) Amounts represent the value of the certain callable brokered certificates of deposit for which Synovus has elected the fair value option under SFAS No. 159.

(2) This amount primarily consists of Federal Home Loan Bank stock and Federal Reserve Bank stock of approximately $117.8 million and $4.3 million, respectively.

(3) Amount represents the recorded value of private equity investments before minority interest. The value net of minority interest at December 31, 2008 was $85.7 million.

Changes in Fair Value — FVO Items

The following table presents the changes in fair value included in the consolidated statement of income for items which the fair value election was made. The table does not reflect the change in fair value attributable to the related economic hedges Synovus used to mitigate interest rate risk associated with the financial instruments. These changes in fair value were recorded as a component of mortgage banking income and other operating income, as appropriate, and substantially offset the change in fair value of the financial instruments referenced below.

	Year Ended December 31, 2008		
(In thousands)	Mortgage Banking Income	Other Operating Income	Total Changes in Fair Value Recorded
Mortgage loans held for sale	$2,519	—	2,519
Certain callable brokered CDs	$ —	(2,994)	2,994

Changes in Level Three Fair Value Measurements

As noted above, Synovus uses significant unobservable inputs (Level 3) to fair-value certain assets and liabilities as of December 31, 2008. The table below includes a roll forward of the balance sheet amount for the year ended December 31, 2008 (including the change in fair value), for financial instruments of a material nature that are classified by Synovus within Level 3 of the fair value hierarchy and are measured at fair value on a recurring basis.

(In thousands)	Investment Securities Available for Sale	Private Equity Investments
Balance at January 1, 2008	$126,715	78,693
Total gains or (losses) (realized/unrealized):		
Included in earnings	—	24,995[(1)]
Included in other comprehensive income	(1,313)	—
Purchases, sales, issuances, and settlements, net	13,837	19,787
Transfers in and/or out of Level 3	—	—
Balance at December 31, 2008	$139,239	123,475
Total gains (losses) for the period included in earnings	$ (1,313)	24,995[(1)]

(1) Amount represents net gains from private equity investments before minority interest. The net gains after minority interest for the year ended December 31, 2008 were $16.8 million.

The table below summarizes gains and losses due to changes in fair value, including both realized and unrealized gains and losses, recorded in earnings or changes in net assets for material Level 3 assets and liabilities for the year ended December 31, 2008.

	Year Ended December 31, 2008	
(In thousands)	Investment Securities Available for Sale	Private Equity Investments
Total change in earnings	$ —	24,995
Change in unrealized losses to assets and liabilities still held at December 31, 2008	(1,313)	—

Assets Measured at Fair Value on a Non-recurring Basis

Loans under the scope of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS No. 114), are evaluated for impairment using the present value of the expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. The measurement of impaired loans using future cash flows discounted at the loan's effective interest rate rather than the market rate of interest is not a fair value measurement and is therefore excluded from the requirements of SFAS No. 157. Impaired loans measured by applying the practical expedient in SFAS No. 114 are included in the requirements of SFAS No. 157.

Under the practical expedient, Synovus measures the fair value of collateral-dependent impaired loans based on the fair value of the collateral securing these loans. These measurements are classified as Level 3 within the valuation hierarchy. Substantially all impaired loans are secured by real estate. The fair value of this real estate is generally determined based upon appraisals performed by a certified or licensed appraiser using inputs such as absorption rates, capitalization rates, and comparables. Management also considers other factors or recent developments which could result in adjustments to the collateral value estimates indicated in the appraisals such as changes in absorption rates or market conditions from the time of valuation. Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the same factors identified above.

The fair value of collateral-dependent impaired loans (including impaired loans held for sale) totaled $729.6 million at December 31, 2008 compared to $264.9 million at December 31, 2007.

Fair Value of Financial Instruments

SFAS No. 107, "Disclosure About Fair Value of Financial Instruments" (SFAS 107), requires the disclosure of the estimated fair value of financial instruments including those financial instruments for which Synovus did not elect the fair value option. The following table presents the carrying and estimated fair values of on-balance sheet financial instruments at December 31, 2008 and 2007. The fair value represents management's best estimates based on a range of methodologies and assumptions.

Cash and due from banks, interest earning deposits with banks, and federal funds sold and securities purchased under resale agreements are repriced on a short-term basis; as such, the carrying value closely approximates fair value.

The fair value of loans is estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial, mortgage, home equity, credit card, and other consumer loans. Commercial loans are further segmented into certain collateral code groupings. The fair value of the loan portfolio is calculated, in accordance with SFAS 107, by discounting contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loan. This method of estimating fair value does not incorporate the exit-price concept of fair value prescribed by SFAS No. 157.

The fair value of deposits with no stated maturity, such as non-interest bearing demand accounts, interest bearing demand deposits, money market accounts, and savings accounts, is estimated to be equal to the amount payable on demand as of that respective date. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-term debt that matures within ten days is assumed to be at fair value. The fair value of other short-term and long-term debt with fixed interest rates is calculated by discounting contractual cash flows using estimated market discount rates.

	2008		2007	
(In thousands)	**Carrying Value**	**Estimated Fair Value**	**Carrying Value**	**Estimated Fair Value**
Financial assets:				
Cash and due from banks	**$ 524,327**	**524,327**	682,583	682,583
Due from Federal Reserve Bank	**1,206,168**	**1,206,168**	—	—
Interest earning deposits with banks	**10,805**	**10,805**	10,950	10,950
Federal funds sold and securities purchased under resale agreements	**388,197**	**388,197**	76,086	76,086
Trading account assets	**24,513**	**24,513**	17,803	17,803
Mortgage loans held for sale	**133,637**	**133,637**	153,437	153,471
Impaired loans held for sale	**3,527**	**3,527**	—	—
Investment securities available for sale	**3,892,148**	**3,892,148**	3,666,974	3,666,974
Loans, net	**27,321,876**	**27,227,473**	26,130,972	26,143,015
Derivative asset positions	**307,771**	**307,771**	112,160	112,160
Financial liabilities:				
Non-interest bearing deposits	**$ 3,563,619**	**3,563,619**	3,472,423	3,472,423
Interest bearing deposits	**25,053,560**	**25,209,084**	21,487,393	21,502,929
Federal funds purchased and securities sold under repurchase agreements	**725,869**	**725,869**	2,319,412	2,319,412
Long-term debt	**2,107,173**	**1,912,679**	1,890,235	1,844,505
Derivative liability positions	**206,340**	**206,340**	63,494	63,494

Note 22 Income Taxes

The aggregate amount of income taxes included in the consolidated statements of income and in the consolidated statements of changes in shareholders' equity for each of the years in the three-year period ended December 31, 2008, is presented below:

(Dollars in thousands)	2008	2007	2006
Consolidated Statements of Income:			
Income tax (benefit) expense related to continuing operations	**$(77,695)**	184,739	230,435
Income tax (benefit) expense related to discontinued operations	—	145,224	126,181
Consolidated Statements of Changes in Shareholders' Equity:			
Income tax (benefit) expense related to:			
Cumulative effect of a change in accounting principle	**33**	230	—
Postretirement unfunded health benefit obligation	**110**	498	(1,966)
SAB No. 108 adjustment	—	—	14,544
Unrealized gains on investment securities available for sale	**47,047**	19,563	8,306
Unrealized gains on cash flow hedges	**13,339**	11,525	2,259
Gains and losses on foreign currency translation	—	1,470	3,813
Share-based compensation	**115**	(15,937)	(11,390)
Total	**$(17,051)**	347,312	372,182

For the years ended December 31, 2008, 2007, and 2006, income tax expense (benefit) consists of:

(In thousands)	2008	2007	2006
Current:			
Federal	**$ 20,235**	203,129	234,366
State	**9,671**	14,955	22,767
	29,906	218,084	257,133
Deferred:			
Federal	**(87,810)**	(29,272)	(27,294)
State	**(19,791)**	(4,073)	596
	(107,601)	(33,345)	(26,698)
Total income tax expense (benefit)	**$ (77,695)**	184,739	230,435

Income tax expense (benefit) as shown in the consolidated statements of income differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to (loss) income from continuing operations before income taxes as a result of the following:

(Dollars in thousands)	2008	2007	2006
Taxes at statutory federal income tax rate	**$(231,046)**	184,685	225,938
Tax-exempt income	**(3,043)**	(3,249)	(3,964)
State income tax (benefit) expense, net of federal income tax expense (benefit)	**(6,578)**	7,073	15,186
Tax credits	**(2,474)**	(2,643)	(4,020)
Goodwill impairment	**167,866**	—	—
Other, net	**(2,420)**	(1,127)	(2,705)
Total income tax (benefit) expense	**$ (77,695)**	184,739	230,435
Effective income tax rate	**(11.77)%**	35.01	35.70

The tax effects of temporary differences that gave rise to significant portions of the deferred income tax assets and liabilities at December 31, 2008 and 2007 are presented below:

(In thousands)	2008	2007
Deferred income tax assets:		
Provision for losses on loans	**$ 239,558**	140,862
Finance lease transactions	**19,216**	18,991
Non-accrual interest	**16,964**	4,600
Share-based compensation	**11,987**	7,258
Deferred compensation	**11,965**	10,953
Tax credit carryforward and net operating loss	**9,067**	438
Visa litigation expense	**7,360**	14,056
Deferred revenue	**6,664**	6,603
Unrealized loss on derivative instruments	**1,194**	3,930
Other	**8,154**	9,659
Total deferred income tax assets	**332,129**	217,350
Less valuation allowance	**(5,068)**	—
Total deferred income tax assets	**327,061**	217,350
Deferred income tax liabilities:		
Excess tax over financial statement depreciation	**(58,753)**	(56,632)
Net unrealized gain on investment securities available for sale	**(57,387)**	(10,039)
Net unrealized gain on cash flow hedges	**(23,758)**	(9,827)
Purchase accounting adjustments	**(8,944)**	(11,285)
Ownership interest in partnership	**(7,993)**	(6,939)
Other	**(6,956)**	(5,456)
Total gross deferred income tax liabilities	**(163,791)**	(100,178)
Net deferred income tax assets	**$ 163,270**	117,172

A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more-likely-than-not that some portion or the entire deferred tax asset will not be realized. Synovus evaluated available evidence in considering whether a valuation allowance was needed as of December 31, 2008 pursuant to the requirements under FASB Statement No. 109. Based on this evidence, Synovus concluded it is more-likely-than-not that a portion of its Florida deferred tax assets will not be realized. Accordingly, Synovus recorded a valuation allowance of $5.1 million (net of the federal benefit on state income taxes) in 2008. If Synovus continues to experience losses, additional valuation allowances could be necessary.

In connection with the spin-off of TSYS on December 31, 2007, Synovus entered into a tax sharing agreement with TSYS, which requires TSYS to indemnify Synovus from potential income tax liabilities that may arise in future examinations as a result of TSYS' inclusion in Synovus' consolidated tax return filings for calendar years prior to 2008.

Synovus is subject to income taxation in the U.S. and by various state jurisdictions. Synovus' U.S. Federal income tax return is filed on a consolidated basis, while state income tax returns are filed on both a consolidated and a separate entity basis. Synovus is no longer subject to U.S. Federal income tax examinations for years prior to 2005 and Synovus is no longer subject to income tax examinations from state and local tax authorities for years prior to 2002. Synovus federal income tax returns are not currently under examination by the IRS. However, certain state tax examinations are currently in progress. Although Synovus is unable to determine the ultimate outcome of these examinations, Synovus believes that its liability for uncertain tax positions relating to these jurisdictions for such years is adequate.

Synovus adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" as of January 1, 2007. FIN 48 establishes a single model to address accounting for uncertain income tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods and disclosure of such positions. FIN 48 provides a two-step process in the evaluation of an income tax position. The first step is recognition. A company determines whether it is more-likely-than-not that an income tax position will be sustained upon examination, including a resolution of any related appeals or litigation processes, based upon the technical merits of the position. The second step is measurement. An income tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Upon adoption as of January 1, 2007, Synovus recognized a $1.4 million decrease in the liability for uncertain income tax positions of continuing operations, with a corresponding increase in retained earnings of $1.4 million as a cumulative effect adjustment. During the twelve months ended December 31, 2008, Synovus increased its liability for uncertain income tax positions by $0.9 million as shown in the table below.

A reconciliation of the beginning and ending amount of unrecognized income tax benefits is as follows[1]:

(In thousands)	
Balance at December 31, 2006	$ 9,057
Current activity:	
Additions based on tax positions related to current year	2,193
Additions for tax positions of prior years	—
Deductions for tax positions of prior years	(4,176)
Deductions for statute of limitations expiring	—
Balance at December 31, 2007	**$ 7,074**
Current activity:	
Additions based on tax positions related to current year	**766**
Additions for tax positions of prior years	**2,353**
Deductions for tax positions of prior years	**(1,690)**
Deductions for statute of limitations expiring	**(482)**
Balance at December 31, 2008	**$ 8,021**

(1) Unrecognized state income tax benefits are not adjusted for the Federal income tax impact.

Synovus recognizes accrued interest and penalties related to unrecognized income tax benefits as a component of income tax expense. Accrued interest and penalties on unrecognized income tax benefits totaled $1.5 million, $1.1 million and $1.9 million as of December 31, 2008, December 31, 2007 and January 1, 2007, respectively. The total amount of unrecognized income tax benefits as of December 31, 2008, December 31, 2007, and January 1, 2007 that, if recognized, would affect the effective income tax rate is $6.2 million, $5.4 million and $7.2 million (net of the Federal benefit on state income tax issues) respectively, which includes interest and penalties of $1.0 million, $0.7 million and $1.3 million.

The total liability for uncertain income tax positions under FIN 48 at December 31, 2008 is $6.2 million. Synovus is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, Synovus does not expect a significant payment related to these obligations within the next year. Synovus expects that approximately $1.3 million of uncertain income tax positions will be either settled or resolved during the next twelve months.

Note 23 Condensed Financial Information of Synovus Financial Corp. (Parent Company only)

Condensed Balance Sheets

(In thousands)	December 31, 2008	2007
Assets		
Cash	**$ 2,797**	2,157
Investment in consolidated bank subsidiaries, at equity	**3,450,142**	3,873,821
Investment in consolidated nonbank subsidiaries, at equity	**149,300**	60,447
Notes receivable from bank subsidiaries	**363,941**	140,532
Notes receivable from nonbank subsidiaries	**438,134**	2,382
Other assets	**286,226**	287,354
Total assets	**$4,690,540**	4,366,693
Liabilities and Shareholders' Equity		
Liabilities:		
Long-term debt	**$ 782,383**	771,683
Other liabilities	**120,999**	153,420
Total liabilities	**903,382**	925,103
Shareholders' equity:		
Preferred stock	**919,635**	—
Common stock	**336,011**	335,529
Additional paid-in capital	**1,165,875**	1,101,209
Treasury stock	**(114,117)**	(113,944)
Accumulated other comprehensive income	**129,253**	31,439
Retained earnings	**1,350,501**	2,087,357
Total shareholders' equity	**3,787,158**	3,441,590
Total liabilities and shareholders' equity	**$4,690,540**	4,366,693

Condensed Statements of Income

(In thousands)	Years Ended December 31, 2008	2007	2006
Income:			
Cash dividends received from bank subsidiaries	**$ 349,462**	365,024	245,687
Management and information technology fees from affiliates	**115,050**	117,934	107,133
Interest income	**26,868**	6,693	5,503
Other income	**55,294**	42,347	29,996
Total income	**546,674**	531,998	388,319
Expenses:			
Interest expense	**33,041**	41,224	41,343
Other expenses	**219,382**	250,944	218,803
Total expenses	**252,423**	292,168	260,146
Income before income taxes and equity in undistributed net income of subsidiaries	**294,251**	239,830	128,173
Allocated income tax benefit	**(18,390)**	(50,854)	(45,260)
Income before equity in undistributed net income of subsidiaries	**312,641**	290,684	173,433
Equity in undistributed (loss) income of subsidiaries	**(895,079)**	52,251	241,670
(Loss) income from continuing operations	**(582,438)**	342,935	415,103
(Loss) income from discontinued operations, net of income taxes and minority interest	**—**	183,370	201,814
Net (loss) income	**(582,438)**	526,305	616,917
Dividends and accretion of discount on preferred stock	**2,057**	—	—
Net (loss) income available to common shareholders	**$(584,495)**	526,305	616,917

Condensed Statements of Cash Flows

(In thousands)	Years Ended December 31, 2008	2007	2006
Operating Activities			
Net (loss) income	**$ (582,438)**	526,305	616,917
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Equity in undistributed loss (income) of subsidiaries	**895,079**	(244,150)	(443,484)
Equity in undistributed income of equity method investees	**(3,517)**	(6,107)	(5,132)
Depreciation, amortization, and accretion, net	**24,395**	20,063	22,235
Share-based compensation	**13,724**	21,540	9,889
Net (decrease) increase in other liabilities	**(19,029)**	18,034	43,158
Gain on redemption of Visa shares	**(38,450)**	—	—
Net increase in other assets	**(71,513)**	(100,708)	(37,106)
Gain on sale of other assets	—	—	(1,940)
Other, net	**109,317**	53,797	14,548
Net cash provided by operating activities	**327,568**	288,774	219,085
Investing Activities			
Net investment in subsidiaries	**(408,119)**	(71,963)	(33,757)
Equity method investments	—	(12,186)	—
Purchases of premises and equipment	**(41,265)**	(22,670)	(26,941)
Proceeds from sale of other assets	—	—	2,135
Proceeds from redemption of Visa shares	**38,450**	—	—
Net (increase) decrease in short-term notes receivable from bank subsidiaries	**(223,409)**	26,907	30,238
Net (increase) decrease in short-term notes receivable from non-bank subsidiaries	**(435,752)**	1,391	241
Net cash used in investing activities	**(1,070,095)**	(78,521)	(28,084)
Financing Activities			
Dividends paid to shareholders	**(199,722)**	(264,930)	(244,654)
Principal repayments on long-term debt	**(27,810)**	(10,310)	(10,310)
Purchase of treasury shares	**(173)**	—	—
Proceeds from issuance of preferred stock	**967,870**	—	—
Proceeds from issuance of common stock	**3,002**	63,850	65,510
Net cash (used in) provided by financing activities	**743,167**	(211,390)	(189,454)
Increase (decrease) in cash	**640**	(1,137)	1,547
Cash at beginning of year	**2,157**	3,294	1,747
Cash at end of year	**$ 2,797**	2,157	3,294

For the years ended December 31, 2008, 2007, and 2006, the Parent Company paid income taxes (net of refunds received) of $57.1 million, $429.8 million, and $380.9 million, and interest in the amount of $38.1 million, $41.5 million, and $41.7 million, respectively.

Note 24 Supplemental Financial Data

Components of other operating income and other operating expenses in excess of 1% of total revenues for any of the respective years are as follows:

	Years Ended December 31,		
(In thousands)	**2008**	**2007**	**2006**
Third-party processing expenses	**$48,775**	38,639	35,961

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Synovus Financial Corp.:

We have audited the accompanying consolidated balance sheets of Synovus Financial Corp. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synovus Financial Corp. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, Synovus Financial Corp. changed its method of accounting for split-dollar life insurance arrangements and elected the fair value option for mortgage loans held for sale and certain callable brokered certificates of deposit in 2008, changed its method of accounting for income tax uncertainties during 2007 and changed its method of accounting for pension and other postretirement plans and applied the provisions of Staff Accounting Bulletin No. 108 in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Synovus Financial Corp.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Atlanta, Georgia
March 2, 2009

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Synovus Financial Corp. (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework*.

Based on our assessment, we believe that, as of December 31, 2008, the Company's internal control over financial reporting is effective based on the criteria set forth in *Internal Control — Integrated Framework*.

Richard E. Anthony
Chairman &
Chief Executive Officer

Thomas J. Prescott
Executive Vice President &
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Synovus Financial Corp.:

We have audited Synovus Financial Corp.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Synovus Financial Corp.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Synovus Financial Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Synovus Financial Corp. as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated March 2, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Atlanta, Georgia
March 2, 2009

(In thousands, except per share data)	Years Ended December 31, 2008	2007	2006	2005	2004
Income Statement:					
Total revenues(a)	**$ 1,513,038**	1,536,996	1,487,337	1,292,166	1,186,898
Net interest income	**1,077,893**	1,148,948	1,125,789	965,216	859,531
Provision for losses on loans	**699,883**	170,208	75,148	82,532	75,319
Non-interest income	**435,190**	389,028	359,430	327,413	327,441
Non-interest expense	**1,465,621**	840,094	764,533	646,757	621,675
(Loss) income from continuing operations, net of income taxes	**(582,438)**	342,935	415,103	359,050	314,941
Income from discontinued operations, net of income taxes and minority interest(b)	—	183,370	201,814	157,396	122,092
Net (loss) income	**(582,438)**	526,305	616,917	516,446	437,033
Dividends on and accretion of discount on preferred stock	**2,057**	—	—	—	—
Net (loss) income available to common shareholders	**(584,495)**	526,305	616,917	516,446	437,033
Per share data:					
Basic earnings per share					
(Loss) income from continuing operations	**(1.77)**	1.05	1.29	1.15	1.02
Net (loss) income	**(1.77)**	1.61	1.92	1.66	1.42
Diluted earnings per share					
(Loss) income from continuing operations	**(1.77)**	1.04	1.28	1.14	1.01
Net (loss) income	**(1.77)**	1.60	1.90	1.64	1.41
Cash dividends declared	**0.46**	0.82	0.78	0.73	0.69
Book value per common share	**8.68**	10.43	11.39	9.43	8.52
Balance Sheet:					
Investment securities	**3,892,148**	3,666,974	3,352,357	2,958,320	2,695,593
Loans, net of unearned income	**27,920,177**	26,498,585	24,654,552	21,392,347	19,480,396
Deposits	**28,617,179**	24,959,816	24,528,463	20,806,979	18,591,402
Long-term debt	**2,107,173**	1,890,235	1,343,358	1,928,005	1,873,247
Shareholders' equity	**3,787,158**	3,441,590	3,708,650	2,949,329	2,641,289
Average total shareholders' equity	**3,435,432**	3,935,910	3,369,954	2,799,496	2,479,404
Average total assets	**34,051,495**	32,895,295	29,831,172	26,293,003	23,275,001
Performance ratios and other data:					
Return on average assets from continuing operations	**(1.72)%**	1.04	1.39	1.37	1.35
Return on average assets	**(1.72)**	1.60	2.07	1.96	1.88
Return on average equity from continuing operations	**(17.19)**	8.71	12.32	12.43	12.70
Return on average equity	**(17.19)**	13.37	18.31	18.45	17.63
Net interest margin, before fees	**3.38**	3.85	4.12	4.03	3.92
Net interest margin, after fees	**3.47**	3.97	4.27	4.18	4.21
Efficiency ratio	**96.53**	54.48	51.18	49.79	52.06
Dividend payout ratio(c)	**nm**	51.25	40.99	44.51	48.94
Average shareholders' equity to average assets	**10.09**	11.96	11.30	10.65	10.65
Tangible common equity to risk-adjusted assets(d)	**8.74**	9.19	10.55	9.93	9.61
Tangible common equity to tangible assets	**7.86**	8.90	10.54	9.92	9.61
Earnings to fixed charges ratio	**0.17x**	1.48x	1.72x	2.05x	2.61x
Average shares outstanding, basic	**329,319**	326,849	321,241	311,495	307,262
Average shares outstanding, diluted	**329,319**	329,863	324,232	314,815	310,330

(a) Consists of net interest income and non-interest income, excluding securities gains (losses).

(b) On December 31, 2007, Synovus Financial Corp. ("Synovus") completed the tax-free spin-off of its shares of Total System Services, Inc. ("TSYS") common stock to Synovus shareholders. In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," the historical consolidated results of operations and financial position of TSYS, as well as all costs recorded by Synovus associated with the spin-off of TSYS, are now presented as discontinued operations. Additionally, discontinued operations for the year ended December 31, 2007 include a $4.2 million after-tax gain related to the transfer of Synovus' proprietary mutual funds to a non-affiliated third party.

(c) Determined by dividing cash dividends declared per share by diluted net income per share.

(d) The tangible common equity to risk-weighted assets ratio is a non-GAAP measure which is calculated as follows: (total shareholders' equity minus preferred stock minus goodwill minus other intangible assets) divided by total risk-adjusted assets (see Table 29).

(nm) Not meaningful.

Forward-Looking Statements

Certain statements made or incorporated by reference in this document which are not statements of historical fact, including those under "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this document, constitute forward-looking statements within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include statements with respect to Synovus' beliefs, plans, objectives, goals, targets, expectations, anticipations, assumptions, estimates, intentions and future performance and involve known and unknown risks, many of which are beyond Synovus' control and which may cause the actual results, performance or achievements of Synovus or the commercial banking industry or economy generally, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are forward-looking statements. You can identify these forward-looking statements through Synovus' use of words such as "believes," "anticipates," "expects," "may," "will," "assumes," "should," "predicts," "could," "should," "would," "intends," "targets," "estimates," "projects," "plans," "potential" and other similar words and expressions of the future or otherwise regarding the outlook for Synovus' future business and financial performance and/or the performance of the commercial banking industry and economy in general. Forward-looking statements are based on the current beliefs and expectations of Synovus' management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this document. Many of these factors are beyond Synovus' ability to control or predict. These factors include, but are not limited to: (1) competitive pressures arising from aggressive competition from other financial service providers; (2) further deteriorations in credit quality, particularly in residential construction and commercial development real estate loans, may continue to result in increased non-performing assets and credit losses, which could adversely impact us; (3) declining values of residential and commercial real estate may result in further write-downs of assets and realized losses on disposition of non-performing assets, which may increase our credit losses and negatively affect our financial results; (4) inadequacy of our allowance for loan loss reserve, or the risk that the allowance may prove to be inadequate or may be negatively affected by credit risk exposures; (5) our ability to manage fluctuations in the value of our assets and liabilities to maintain sufficient capital and liquidity to support our operations; (6) the concentration of our nonperforming assets in certain geographic regions and with affiliated borrower groups; (7) changes in the interest rate environment which may increase funding costs or reduce earning assets yields, thus reducing margins; (8) the impact on our borrowing costs, capital costs and our liquidity if we do not retain our current credit ratings; (9) restrictions or limitations on access to funds from subsidiaries, thereby restricting our ability to make payments on our obligations or dividend payments; (10) the availability and cost of capital and liquidity; (11) changes in accounting standards, particularly those related to determination of allowance for loan losses and fair value of assets; (12) slower than anticipated rates of growth in non-interest income and increased non-interest expense; (13) changes in the cost and availability of funding due to changes in the deposit market and credit market, or the way in which Synovus is perceived in such markets, including a reduction in our debt ratings; (14) the impact on our financial results if we do not have sufficient future taxable income to fully realize the benefits of deferred tax assets; (15) the strength of the U.S. economy in general and the strength of the local economies and financial markets in which operations are conducted may be different than expected; (16) the effects of and changes in trade, monetary and fiscal policies, and laws, including interest rate policies of the Federal Reserve Board; (17) inflation, interest rate, market and monetary fluctuations; (18) the impact of the Emergency Economic Stabilization Act, the American Reinvestment and Recovery Act ("ARRA"), the Financial Stability Plan and other recent and proposed changes in governmental policy, laws and regulations, including proposed and recently enacted changes in the regulation of banks and financial institutions, or the interpretation or application thereof, including restrictions, limitations and/or penalties arising from banking, securities and insurance laws, regulations and examinations; (19) the impact on our financial results, reputation and business if we are unable to comply with all applicable federal and state regulations; (20) the costs and effects of litigation, investigations or similar matters, or adverse facts and developments related thereto, including, without limitation, the pending litigation with CompuCredit Corporation relating to CB&T's Affinity Agreement with CompuCredit; (21) the volatility of our stock price; (22) the actual results achieved by our implementation of Project Optimus, and the risk that we may not achieve the anticipated cost savings and revenue increases from this initiative; (23) the impact on the valuation of our investments due to market volatility or counter party payment risk; and (24) other factors and other information contained in this document and in Synovus' Annual Report on Form 10-K for the year ended December 31, 2008 and its other reports and filings that Synovus makes with the SEC under the Exchange Act.

All written or oral forward-looking statements that are made by or are attributable to Synovus are expressly qualified by this cautionary notice. You should not place undue reliance on any forward-looking statements, since those statements speak only as of the date on which the statements are made. Synovus undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made to reflect the occurrence of new information or unanticipated events, except as may otherwise be required by law.

Executive Summary

The following financial review provides a discussion of Synovus' financial condition, changes in financial condition, and results of operations as well as a summary of Synovus' critical accounting policies. This section should be read in conjunction with the preceding audited consolidated financial statements and accompanying notes.

Industry Overview

2008 was marked by severe macro economic conditions, which negatively impacted liquidity and credit quality. Financial and credit markets declined sharply, building on issues that began in the sub-prime mortgage market in the second half of 2007 and which led to significant declines in real estate and home values. Consumer confidence across all sectors of the economy declined as rising costs fueled by unprecedented prices for crude oil in the second and third quarters of 2008 coupled with the downturns in housing and mortgage related financial services. These conditions were accompanied by a further deterioration in the labor market and rising unemployment, all of which contributed to extreme market volatility as economic fears and illiquidity persisted. Concerns regarding increased credit losses from the weakening economy negatively affected capital and earnings of most financial institutions. Financial institutions experienced significant declines in the value of collateral for real estate loans, heightened credit losses, resulting in record levels of non-performing assets, charge-offs and foreclosures. In addition, certain financial institutions failed or merged with other institutions and two of the government sponsored housing enterprises were placed into conservatorship with the U.S. government.

Liquidity in the debt markets remains low in spite of efforts by the U.S. Department of the Treasury (Treasury) and the Federal Reserve Bank (Federal Reserve) to inject capital into financial institutions. During 2008, the Federal Reserve lowered the federal funds rate seven times, including a drop of 75 basis points in December 2008. During 2008, the federal funds rate decreased from 4.25% on January 1, 2008 to 0.25% on December 31, 2008.

Various agencies of the United States government proposed a number of initiatives to stabilize the global economy and financial markets. On October 3, 2008, President Bush signed into law the Emergency Economic Stabilization Act of 2008 (EESA). The legislation was the result of a proposal by the Treasury in response to the financial crises affecting the banking system and financial markets and threats to investment banks and other financial institutions. Pursuant to the EESA, the Treasury has the authority to, among other things, purchase up to $700 billion of troubled assets, including mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets pursuant to the Troubled Asset Relief Plan (TARP). On October 14, 2008, the Treasury announced a program under the EESA pursuant to which it would make senior preferred stock investments in participating financial institutions (TARP Capital Purchase Program), and the Federal Deposit Insurance Corporation announced the development of a guarantee program under the systemic risk exception to the Federal Deposit Insurance Act pursuant to which the FDIC would offer a guarantee of certain financial institution indebtedness in exchange for an insurance premium to be paid to the FDIC by issuing financial institutions. On February 10, 2009, Treasury announced the Financial Stability Plan, which is intended to further stabilize financial institutions and stimulate lending across a broad range of economic sectors. On February 18, 2009, the American Recovery and Reinvestment Act ("ARRA"), a broad economic stimulus package that included restrictions on, and potential additional regulation of, financial institutions, was enacted.

Treasury, the FDIC and other governmental agencies continue to enact rules and regulations to implement the EESA, TARP, the Financial Stability Plan, the ARRA and related economic recovery programs, many of which contain limitations on the ability of financial institutions to take certain actions or to engage in certain activities if the financial institution is a participant in the TARP Capital Purchase Program or related programs. There can be no assurance as to the actual impact of the EESA, the FDIC programs or any other governmental program on the financial markets.

The severe economic conditions are expected to continue in 2009. Financial institutions likely will continue to experience heightened credit losses and higher levels of non-performing assets, charge-offs and foreclosures.

These factors negatively influenced, and likely will continue to negatively influence, earning asset yields at a time when the market for deposits is intensely competitive. As a result, financial institutions experienced, and are expected to continue to experience, pressure on credit costs, loan yields, deposit and other borrowing costs, liquidity, and capital.

About Our Business

Synovus is a financial services holding company, based in Columbus, Georgia, with approximately $36 billion in assets. Synovus provides integrated financial services including commercial and retail banking, financial management, insurance, mortgage and leasing services through 31 wholly-owned subsidiary banks and other Synovus offices in Georgia, Alabama, South Carolina, Tennessee, and Florida. At December 31, 2008, our banks ranged in size from $209.0 million to $6.48 billion in total assets.

Our Key Financial Performance Indicators

In terms of how we measure success in our business, the following are our key financial performance indicators:

- Loan Growth
- Core Deposit Growth
- Net Interest Margin
- Credit Quality
- Fee Income Growth
- Expense Management
- Capital Strength
- Liquidity

Overview of 2008

In 2008, the financial services industry was significantly affected by turmoil in the financial markets, which negatively impacted liquidity and credit quality. The deterioration in the credit markets created market volatility and illiquidity, resulting in significant declines in the market values of a broad range of investment products and loans. Synovus is not immune to the impacts of these market dynamics, as our results clearly indicate through the increased provision for loan losses and total net charge-offs and the decline in our net interest margins and net interest income.

As the economy continued to deteriorate throughout 2008, Synovus continued to refine its non-performing asset disposal strategy. In addition to our individual bank teams aggressively identifying and liquidating non-performing assets, Synovus formed a separate subsidiary to purchase from time to time certain non-performing assets from our subsidiary banks, assess the economics of disposal of these assets, and centrally and effectively manage the liquidation of these assets. This entity, Broadway Asset Management (BAM), had acquired approximately $500 million of these assets as of December 31, 2008 and has identified approximately $150 million of these assets for liquidation in the near term. The $150 million identified for liquidation is comprised of foreclosed assets of approximately $67 million and impaired loans of approximately $83 million, which will be transferred to other real estate and sold upon foreclosure. In the current environment, Synovus also focused on growing deposits faster than loans. Total core deposits (total deposits less national market brokered deposits) grew 11.1% (annualized) on a sequential quarter basis and 5.1% over the 2007 year end balance.

On December 19, 2008, under the TARP Capital Purchase Program, Synovus issued to the United States Department of the Treasury 967,870 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A without par value, for a total price of $967,870,000. As part of the issuance of the Preferred Stock, Synovus also issued the United States Department of the Treasury (Treasury) a warrant to purchase up to 15,510,737 shares of Synovus common stock. While participation in TARP Capital Purchase Program may limit Synovus' ability to take certain actions or to engage in certain activities, management believes that it will enable us to support future loan growth, improve our overall capital position and facilitate the execution of our business strategy.

For the year ended December 31, 2008, Synovus reported a net loss of approximately $584.5 million, or $1.77 per diluted common share, compared to income from continuing operations of $343 million, or $1.04 per share for 2007. The net loss in 2008 included a non-cash goodwill impairment charge of $480 million (pre-tax and after-tax). This charge had no impact on Synovus' tangible capital levels, regulatory capital ratios, or liquidity. Excluding goodwill impairment charges of $480 million in 2008, Synovus' net loss would have been $105 million, or $0.32 per share, for the year.

2008 Financial Performance vs. 2007

(In thousands)	Years Ended December 31, 2008	2007	Change
Net (loss) income from continuing operations	**$ (582,438)**	342,935	nm
Net (loss) income	**(582,438)**	526,305	nm
Net (loss) income excluding the goodwill impairment charge	**(104,878)**	526,305	nm
Diluted earnings per share (EPS):			
(Loss) income from continuing operations	**$ (1.77)**	1.04	nm
Net (loss) income	**(1.77)**	1.60	nm
Loans, net of unearned income	**$27,920,177**	26,498,585	5.4%
Core deposits	**22,279,101**	21,207,274	5.1%
Net interest margin	**3.47%**	3.97%	(50) bp
Nonperforming assets ratio	**4.16%**	1.67%	249 bp
Past dues over 90 days	**0.14%**	0.13%	1
Net charge-off ratio	**1.71%**	0.46%	125
Non-interest income	**$ 435,190**	389,028	11.9%
Non-interest expense	**1,465,621**	840,094	74.5%
Non-interest expense, excluding goodwill impairment	**986,004**	840,094	17.4%
Return on assets from continuing operations	**(1.72)**	1.04	(275) bp
Return on assets	**(1.72)**	1.60	(331) bp
Return on equity from continuing operations	**(17.19)**	8.71	(2,590)
Return on equity	**(17.19)**	13.37	(3,056)

Presentation of net income excluding the goodwill impairment charge and the tangible common equity to risk-weighted assets ratio are non-Generally Accepted Accounting Principles (Non-GAAP) financial measures. The following table reconciles (loss) income from continuing operations, comparing non-GAAP financial measures to GAAP financial measures, and illustrates the method of calculating the tangible common equity to risk-adjusted assets ratio:

Table 1 Non-GAAP Financial Measures
(In thousands, except per share data)

	Years Ended December 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net (loss) income from continuing operations excluding goodwill impairment:					
(Loss) income from continuing operations, as reported	**$ (582,438)**	342,935	415,103	359,050	314,941
Goodwill impairment charge	**479,617**	—	—	—	—
(Loss) income from continuing operations, as adjusted	**$ (102,821)**	342,935	415,103	359,050	314,941
Tangible common equity to risk-adjusted assets:					
Total risk-adjusted assets	**$32,106,501**	31,505,022	29,930,284	26,008,796	23,590,520
Total shareholders' equity	**3,787,158**	3,441,590	3,708,650	2,949,329	2,641,289
Preferred stock	**(919,635)**	—	—	—	—
Goodwill	**(39,521)**	(519,138)	(515,719)	(338,649)	(338,853)
Other intangible assets	**(21,266)**	(28,007)	(35,693)	(29,263)	(34,565)
Tangible common equity	**$ 2,806,736**	2,894,445	3,157,238	2,581,417	2,267,871
Tangible common equity to risk-adjusted assets	**8.74%**	9.19	10.55	9.93	9.61

Synovus believes that the above non-GAAP financial measures provide meaningful information to assist investors in (a) understanding Synovus' financial results exclusive of items that management believes are not reflective of its ongoing operating results, and (b) evaluating Synovus' financial strength and capitalization. The non-GAAP measures should not be considered by themselves or as a substitute for the GAAP measures. The non-GAAP measures should be considered as (a) additional views of the way that Synovus' financial measures are affected by the significant goodwill impairment charge, and (b) additional views of the strength of Synovus' tangible capitalization using a non-GAAP financial ratio of tangible common capital and risk-weighted assets. Total risk-adjusted assets is a required measure used by banks and financial institutions in reporting regulatory capital and regulatory capital ratios to Federal regulatory agencies. Tangible common equity to risk-weighted assets is a non-GAAP financial measure utilized by many investors and investment analysts to evaluate the financial strength and capitalization of financial institutions.

Critical Accounting Policies

The accounting and financial reporting policies of Synovus conform to U.S. generally accepted accounting principles (GAAP) and to general practices within the banking and financial services industries. Synovus has identified certain of its accounting policies as "critical accounting policies." In determining which accounting policies are critical in nature, Synovus has identified the policies that require significant judgment or involve complex estimates. The application of these policies has a significant impact on Synovus' financial statements. Synovus' financial results could differ significantly if different judgments or estimates are applied in the application of these policies.

Allowance for Loan Losses

Notes 1 and 8 to Synovus' consolidated financial statements contain a discussion of the allowance for loan losses. The allowance for loan losses at December 31, 2008 was $598.3 million.

During the second quarter of 2007, Synovus implemented certain refinements to its allowance for loan losses methodology, specifically the way that loss factors are derived. These refinements resulted in a reallocation of the factors used to determine the allocated and unallocated components of the allowance along with a more disaggregated approach to estimate the required allowance by loan portfolio classification. These changes did not have a significant impact on the total allowance for loan losses or provision for losses on loans upon implementation.

The allowance for loan losses is determined based on an analysis which assesses the probable loss within the loan portfolio. The allowance for loan losses consists of two components: the allocated and unallocated allowances. Both components of the allowance are available to cover inherent losses in the portfolio. Significant judgments or estimates made in the determination of the allowance for loan losses consist of the risk ratings for loans in the commercial loan portfolio, the valuation of the collateral for loans that are classified as impaired loans, and the qualitative loss factors. In determining an adequate allowance for loan losses, management makes numerous assumptions, estimates and assessments. The use of different estimates or assumptions could produce different provisions for loan losses.

Commercial Loans — Risk Ratings and Loss Factors

Commercial loans are assigned a risk rating on a nine point scale. For commercial loans that are not considered impaired, the allocated allowance for loan losses is determined based upon the expected loss percentage factors that correspond to each risk rating.

The risk ratings are based on the borrowers' credit risk profile, considering factors such as debt service history and capacity, inherent risk in the credit (e.g., based on industry type and source of repayment), and collateral position. Ratings 7 through 9 are modeled after the bank regulatory classifications of substandard, doubtful, and loss. Expected loss percentage factors are based on the probable loss including qualitative factors. The probable loss considers the probability of default, the loss given default, and certain qualitative factors as determined by loan category and risk rating. The probability of default and loss given default are based on industry data. Industry data will continue to be used until sufficient internal data becomes available. The qualitative factors consider credit concentrations, recent levels and trends in delinquencies and nonaccrual loans, and growth in the loan portfolio. The occurrence of certain events could result in changes to the expected loss factors. Accordingly, these expected loss factors are reviewed periodically and modified as necessary.

Each loan is assigned a risk rating during the approval process. This process begins with a rating recommendation from the loan officer responsible for originating the loan. The rating recommendation is subject to approvals from other members of management and/or loan committees depending on the size and type of credit. Ratings are re-evaluated on a quarterly basis. Additionally, an independent Parent Company credit review function evaluates each bank's risk rating process at least every twelve to eighteen months.

Impaired Loans

Management considers a loan to be impaired when the ultimate collectability of all amounts due according to the contractual terms of the loan agreement are in doubt. A majority of our impaired loans are collateral-dependent. The net carrying amount of collateral-dependent impaired loans is equal to the lower of the loans' principal balance or the fair value of the collateral (less estimated costs to sell) not only at the date at which impairment is initially recognized, but also at each subsequent reporting period. Accordingly, our policy requires that we update the fair value of the collateral securing collateral-dependent impaired loans each calendar quarter. Impaired loans, not including impaired loans held for sale, had a net carrying value of $726.1 million at December 31, 2008. Most of these loans are secured by real estate, with the majority classified as collateral-dependent loans. The fair value of the real estate securing these loans is generally determined based upon appraisals performed by a certified or licensed appraiser. Management also considers other factors or recent developments which could result in adjustments to the collateral value estimates indicated in the appraisals, including selling costs.

Estimated losses on collateral-dependent impaired loans are typically charged-off. At December 31, 2008, $618.2 million, or 85.1%, of impaired loans consisted of collateral-dependent impaired loans for which there is no allowance for loan losses as the estimated losses have been charged-off. These loans are recorded at the lower of cost or estimated fair value of the underlying collateral net of selling costs. However, if a collateral-dependent loan is placed on impaired status at or near the end of a calendar quarter, management records an allowance for loan losses based on the loan's risk rating while an updated appraisal is being obtained. At December 31, 2008, Synovus had $108.0 million in collateral-dependent impaired loans with a recorded allocated allowance for loan losses of $26.2 million, or 24.3% of the principal balance. The estimated losses on these loans will be recorded as a charge-off during the first quarter of 2009 after the receipt of a current appraisal or fair value estimate based on current market conditions, including absorption rates. Management does not expect a material difference between the current allocated allowance on these loans and the actual charge-off. Additionally, as part of our problem asset strategy, management from time to time identifies certain impaired loans for liquidation through auctions or note sales. These liquidations generally result in significantly lower proceeds than traditional sales.

Retail Loans — Loss Factors

The allocated allowance for loan losses for retail loans is generally determined by segregating the retail loan portfolio into pools of homogeneous loan categories. Expected loss factors applied to these pools are based on the probable loss including qualitative factors. The probable loss considers the probability of default, the loss given default, and certain qualitative factors as determined by loan category and risk rating. Through December 31, 2007, the probability of default loss factors were based on industry data. Beginning January 1, 2008, the probability of default loss factors are based on internal default experience because this was the first reporting period when sufficient internal default data became available. Synovus believes that this data provides a more accurate estimate of probability of default considering the lower inherent risk of the retail portfolio and lower than expected charge-offs. This change resulted in a reduction in the allocated allowance for loan losses for the retail portfolio of approximately $19 million during the three months ended March 31, 2008. The loss given default factors continue to be based on industry data because sufficient internal data is not yet available. The qualitative factors consider credit concentrations, recent levels and trends in delinquencies and nonaccrual loans, and growth in the loan portfolio. The occurrence of certain events could result in changes to the loss factors. Accordingly, these loss factors are reviewed periodically and modified as necessary.

Unallocated Component

The unallocated component of the allowance for loan losses is considered necessary to provide for certain environmental and economic factors that affect the probable loss inherent in the entire loan portfolio. Unallocated loss factors included in the determination of the unallocated allowance are economic factors, changes in the experience, ability, and depth of lending management and staff, and changes in lending policies and procedures, including underwriting standards. Certain macro- economic factors and changes in business conditions and developments could have a material impact on the collectability of the overall portfolio. As an example, a rapidly rising interest rate environment could have a material impact on certain borrowers' ability to pay. The unallocated component is meant to cover such risks.

Other Real Estate

Other real estate (ORE), consisting of properties obtained through foreclosure or in satisfaction of loans, is reported at the lower of cost or fair value, determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources, adjusted for estimated selling costs. At the time of foreclosure, any excess of the loan balance over the fair value of the real estate held as collateral is treated as a charge against the allowance for loan losses. Gains or losses on sale and any subsequent adjustments to the value are recorded as a component of foreclosed real estate expense. Significant judgments and complex estimates are required in estimating the fair value of other real estate, and the period of time within which such estimates can be considered current is significantly shortened during periods of market volatility, as experienced during 2008. As a result, the net proceeds realized from sales transactions could differ significantly from appraisals, comparable sales, and other estimates used to determine the fair value of other real estate. Additionally, as part of our problem asset strategy, management from time to time identifies certain ORE properties for liquidation through auctions or bulk sales. These liquidations generally result in significantly lower proceeds than traditional sales.

Private Equity Investments

Private equity investments are recorded at fair value on the balance sheet with realized and unrealized gains and losses included in non-interest income in the results of operations in accordance with the AICPA Audit and Accounting Guide for Investment Companies. For private equity investments, Synovus uses information provided by the fund managers in the initial determination of estimated fair value. Valuation factors such as recent or proposed purchase or sale of debt or equity, pricing by other dealers in similar securities, size of position held, liquidity of the market, comparable market multiples, and changes in economic conditions affecting the issuer are used in the final determination of estimated fair value. The valuation of private equity investments requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity and the long-term nature of such investments. As a result, the net proceeds realized from transactions involving these assets could differ significantly from estimated fair value.

Income Taxes

Notes 1 and 22 to Synovus' consolidated financial statements contain a discussion of income taxes. The calculation of Synovus' income tax provision is complex and requires the use of estimates and judgments in its determination. As part of

Synovus' overall business strategy, management must consider tax laws and regulations that apply to the specific facts and circumstances under consideration. This analysis includes the amount and timing of the realization of income tax liabilities or benefits. Management closely monitors tax developments on both the state and federal level in order to evaluate the effect they may have on Synovus' overall tax position.

Synovus evaluated available evidence in considering whether a valuation allowance was needed as of December 31, 2008 pursuant to the requirements under FASB Statement No. 109. The ability to realize the deferred tax assets depends on the ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction. Synovus considered the following possible sources of taxable income when assessing the realization of the deferred tax assets:

- Future reversals of existing taxable temporary differences;
- Future taxable income exclusive of reversing temporary differences and carryforwards;
- Taxable income in prior carryback years; and
- Tax-planning strategies.

Concluding that a valuation allowance is not required is difficult when there is significant negative evidence which is objective and verifiable, such as cumulative losses in recent years. Synovus considered earnings before tax for the current year, and two prior years to determine whether it had cumulative losses by jurisdiction. In addition, Synovus considered the potential to carry back tax losses to offset taxable income in prior periods and the character of future reversals of existing taxable temporary differences by jurisdiction. The future profitability of Synovus is the most critical factor in determining whether an additional valuation allowance could be required. If Synovus continues to experience losses, additional valuation allowances could become necessary.

Asset Impairment

Goodwill

Under SFAS No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets," goodwill is required to be tested for impairment annually, or more frequently if events or circumstances indicate that there may be impairment. Impairment is tested at the reporting unit (sub-segment) level involving two steps. Step 1 compares the fair value of the reporting unit to its carrying value. If the fair value is greater than carrying value, there is no indication of impairment. Step 2 is performed when the fair value determined in Step 1 is less than the carrying value. Step 2 involves a process similar to business combination accounting where fair values are assigned to all assets, liabilities, and intangibles. The result of Step 2 is the implied fair value of goodwill. If the Step 2 implied fair value of goodwill is less than the recorded goodwill, an impairment charge is recorded for the difference.

The combination of the income approach utilizing the discounted cash flow (DCF) method, and the guideline company method using a combination of price to tangible book value, price to book value, and price to earnings is used to estimate the fair value of a reporting unit. The total of all reporting unit fair values is compared for reasonableness to Synovus' market capitalization plus a control premium.

Under the DCF method, the fair value of the reporting unit reflects the present value of the projected earnings that will be generated by each reporting unit after taking into account the revenues and expenses associated with the reporting unit, the relative risk that the cash flows will occur, the contribution of other assets, and an appropriate discount rate to reflect the value of invested capital. Cash flows are estimated for future periods based on historical data and projections provided by management. If the actual cash flows are not consistent with Synovus' estimates, an impairment charge may result.

Under the guideline company method using a combination of price to tangible book value, price to book value, and price to earnings market approach, the fair value of the reporting unit reflects the price at which similar companies are valued.

Synovus recorded a $479.6 million goodwill impairment charge as a result of goodwill impairment testing during 2008. Notes 4 and 9 to Synovus' consolidated financial statements contain a discussion of goodwill. The net carrying value of goodwill as of December 31, 2008 was $39.5 million.

Should the future earnings and cash flows of the reporting units decline and/or discount rates increase, an impairment charge to goodwill may be required if carrying value exceeds the estimated fair value of the reporting unit.

Long-Lived Assets and Other Intangibles

Synovus reviews long-lived assets, such as property and equipment and other intangibles subject to amortization, including core deposit premiums and customer relationships, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the actual cash flows are not consistent with Synovus' estimates, an impairment charge may result.

Synovus recorded an acquired customer contracts asset impairment charge of $1.0 million during the year ended December 31, 2008. The impairment charge was recorded based on management's estimate that the recorded values would not be recoverable.

Acquisitions

Table 2 summarizes the acquisitions completed during the past three years.

Table 2 Acquisitions
(Dollars in thousands)

Company and Location	Date Closed	Total Assets	Shares Issued	Cash
Banking Corporation of Florida Naples, Florida	April 1, 2006	$417,787	2,938,791	—
Riverside Bancshares, Inc. Marietta, Georgia	March 25, 2006	765,464	5,883,426	—

This information is presented in further detail in Note 4 to the consolidated financial statements.

Discontinued Operations

Transfer of Mutual Funds

During 2007, Synovus transferred its proprietary mutual funds to a non-affiliated third party. As a result of the transfer, Synovus received gross proceeds of $8.0 million and incurred transaction related costs of $1.1 million, resulting in a pre-tax gain of $6.9 million, or $4.2 million, after tax. The net gain has been reported as a component of income from discontinued operations on the 2007 consolidated statement of income. Financial results for 2007 and 2006 of the business have not been presented as discontinued operations as such amounts are inconsequential. This business did not have significant assets, liabilities, revenues, or expenses associated with it.

TSYS Spin-off

On December 31, 2007, Synovus completed the tax-free spin-off of its shares of TSYS common stock to Synovus shareholders. Synovus owned approximately 80.6% of TSYS' outstanding shares on the date of the spin-off. Each Synovus shareholder received 0.483921 of a share of TSYS common stock for each share of Synovus common stock held as of December 18, 2007. Synovus shareholders received cash in lieu of fractional shares for amounts of less than one TSYS share.

Pursuant to the agreement and plan of distribution, TSYS paid on a pro rata basis to its shareholders, including Synovus, a one-time cash dividend of $600 million or $3.0309 per TSYS share based on the number of TSYS shares outstanding as of the record date of December 17, 2007. Synovus received $483.8 million in proceeds from this one-time cash dividend. The dividend was paid on December 31, 2007.

In accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and SFAS No. 146, "Accounting for Costs associated with Exit or Disposal Activities," the current period and historical consolidated results of operations of TSYS, as well as all costs associated with the spin-off of TSYS, are now presented as income from discontinued operations. The balance sheet as of the record date of December 31, 2007 does not include assets and liabilities of TSYS.

The following table shows the components of income from discontinued operations for the years ended December 31, 2007 and 2006:

Table 3 Discontinued Operations
(In thousands)

	Years Ended December 31,	
	2007	**2006**
TSYS net income, net of minority interest (excluding spin-off related expenses)	**$210,147**	201,814
Spin-off related expenses, net of income taxes:		
TSYS, net of minority interest	**(18,248)**	—
Synovus	**(12,729)**	—
Gain on transfer of mutual funds, net of income taxes	**4,200**	—
Total income from discontinued operations, net of income taxes and minority interest	**$183,370**	201,814

See note 2 to the consolidated financial statements for further discussion regarding discontinued operations.

Cumulative Perpetual Preferred Stock

On December 19, 2008, Synovus issued to the United States Department of the Treasury (Treasury) 967,870 shares of Synovus' Fixed Rate Cumulative Perpetual Preferred Stock, Series A without par value (the Series A Preferred Stock), having a liquidation amount per share equal to $1,000, for a total price of $967,870,000. The Series A Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. Synovus may not redeem the Series A Preferred Stock during the first three years except with the proceeds from a qualified equity offering of not less than $241,967,500. After February 15, 2012, Synovus may, with the consent of the Federal Deposit Insurance Corporation, redeem, in whole or in part, the Series A Preferred Stock at the liquidation amount per share plus accrued and unpaid dividends. The Series A Preferred Stock is generally non-voting. Prior to December 19, 2011, unless Synovus has redeemed the Series A Preferred Stock or the Treasury has transferred the Series A Preferred Stock to a third party, the consent of the Treasury will be required for Synovus to (1) declare or pay any dividend or make any distribution on our common stock, par value $1.00 per share, other than regular quarterly cash dividends of not more than $0.06 per share, or (2) redeem, repurchase or acquire Synovus common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice. A consequence of the Series A Preferred Stock purchase includes certain restrictions on executive compensation that could limit the tax deductibility of compensation that Synovus pays to executive management. The recently enacted ARRA and the Treasury's February 10, 2009 Financial Stability Plan and regulations that may be adopted under these laws may retroactively affect Synovus and modify the terms of the Series A Preferred Stock. In particular, the ARRA provides that the Series A Preferred Stock may now be redeemed at any time with the consent of the Federal Deposit Insurance Corporation.

As part of its purchase of the Series A Preferred Stock, Synovus issued the Treasury a warrant to purchase up to 15,510,737 shares of Synovus common stock (the Warrant) at an initial per share exercise price of $9.36. The Warrant provides for the adjustment of the exercise price and the number of shares of Synovus common stock issuable upon exercise pursuant to customary anti-dilution provisions, such as upon stock splits or distributions of securities or other assets to holders of our common stock, and upon certain issuances of our common stock at or below a specified price relative to the initial exercise price. The Warrant expires on December 19, 2018. If, on or prior to December 31, 2009, Synovus receives aggregate gross cash proceeds of not less than $967,870,000 from "qualified equity offerings" announced after October 13, 2008, the number of shares of common stock issuable pursuant to the Treasury's exercise of the Warrant will be reduced by one-half of the original number of shares, taking into account all adjustments, underlying the Warrant. Pursuant to the Securities Purchase Agreement, the Treasury has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the Warrant.

The offer and sale of the Series A Preferred Stock and the Warrant were effected without registration under the Securities Act in reliance on the exemption from registration under Section 4(2) of the Securities Act. Synovus has allocated the total proceeds received from the United States Department of the Treasury based on the relative fair values of the Series A Preferred Stock and the Warrants. This allocation resulted in the preferred shares and the Warrants being initially recorded at amounts that are less than their respective fair values at the issuance date.

The $48.5 million discount on the Series A Preferred Stock will be accreted using a constant effective yield over the five-year period preceding the 9% perpetual dividend. Synovus records increases in the carrying amount of the preferred shares resulting from accretion of the discount by charges against retained earnings.

Goodwill Impairment

Under SFAS No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets," goodwill is required to be tested for impairment annually, or more frequently if events or circumstances indicate that there may be impairment.

The goodwill impairment analysis is a two-step test. The first step (Step 1), used to identify potential impairment, involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment.

The second step (Step 2) involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangible assets as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of goodwill, an impairment charge is recorded for the excess. An impairment loss cannot exceed the carrying value of goodwill assigned to a reporting unit and, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

Synovus used the combination of the income approach utilizing the discounted cash flow (DCF) method, and the guideline company method using a combination of price to tangible book value, price to book value, and price to earnings to estimate the fair value of a reporting unit. The total of all reporting unit fair values was compared for reasonableness to Synovus' market capitalization plus a control premium.

Synovus performed its annual goodwill evaluation at June 30, 2008. The Step 1 testing indicated potential impairment at one reporting unit, and accordingly, a Step 2 evaluation was performed. Synovus recognized a preliminary $27.0 million non-cash impairment charge during the three months ended June 30, 2008 as Step 2 calculations were not complete at the time. An additional $9.9 million non-cash goodwill impairment charge was recognized when Step 2 calculations were completed for this reporting unit during the three months ended September 30, 2008. The impairment charges for this reporting unit were primarily related to a decrease in valuation based on lower market capitalization, transaction multiples of tangible book value, and lower expected operating performance.

At December 31, 2008, Synovus determined that goodwill should be reevaluated for impairment based on an adverse change in the general business environment, significantly higher loan losses, reduced net interest margins, and a decline in Synovus' market capitalization during the second half of 2008. Historically, Synovus determined fair value of reporting units based on the combination of the income approach, utilizing DCF method; the public company comparables approach, utilizing multiples of tangible book value; and the transaction approach, utilizing readily observable market valuation multiples for closed transactions. At December 31, 2008, management enhanced the valuation methodology by using discounted cash flows analysis due to the lack of observable market data. Thus, in performing the Step 1 of the goodwill impairment testing and measurement process, the estimated fair values of the reporting units with goodwill were developed using the DCF method. The results of the DCF method were corroborated with market price to earnings, price to book value, price to tangible book value, and Synovus' market capitalization plus a control premium. The results of this Step 1 process indicated potential impairment in four reporting units, as the book values of each reporting unit exceeded their respective estimated fair values. As a result, Synovus performed Step 2 to quantify the goodwill impairment, if any, for these four reporting units. In Step 2, the estimated fair values for each of the four reporting units were allocated to their respective assets and liabilities in order to determine an implied value of goodwill, in a manner similar to the calculation performed in a business combination. Based on the results of Step 2, Synovus recognized a $442.7 million (pre-tax and after-tax) charge for goodwill impairment during the three months ended December 31, 2008, which represented a total goodwill write-off for each of the four reporting units. The primary driver of the goodwill impairment for these four reporting units was the decline in Synovus' market capitalization, which declined 31% from June 30, 2008 to December 31,2008.

Restructuring Charges

Project Optimus, launched in April 2008, is a team member-driven effort to create an enhanced banking experience for our customers and a more efficient organization that delivers greater value for Synovus shareholders. As a result of this process, Synovus expects to achieve $75 million in annual run rate pre-tax earnings benefit by late 2010. This benefit consists of approximately $50 million in efficiency gains and $25 million in earnings from new revenue growth initiatives. Revenue growth is expected primarily through new sales initiatives, improved product offerings and improved pricing strategies for consumer and commercial assets and liabilities. Cost savings are expected to be generated primarily through increased process efficiencies and streamlining of support functions. This initiative includes the elimination of approximately 650 positions across the Synovus footprint. Synovus expects to incur restructuring charges of approximately $22.0 million in conjunction with the project, including approximately $10.9 million in severance charges. During the twelve months ended December 31, 2008, Synovus recognized $16.1 million in restructuring charges including $5.2 million in severance charges.

Visa Initial Public Offering and Litigation Expense

Synovus is a member of the Visa USA network. Under Visa USA bylaws, Visa members are obligated to indemnify Visa USA and/or its parent company, Visa, Inc., for potential future settlement of, or judgments resulting from, certain litigation, which Visa refers to as the "covered litigation." Synovus' indemnification obligation is limited to its membership proportion of Visa USA. In November 2007, Visa announced the settlement of its American Express litigation, and disclosed in its annual report to the SEC on Form 10-K for the year ended September 30, 2007 that Visa had accrued a contingent liability for the estimated settlement of its Discover litigation. During the second half of 2007, Synovus recognized a contingent liability in the amount of $36.8 million as an estimate for its membership proportion of the American Express settlement and the potential Discover settlement, as well as its membership proportion of the amount that Synovus estimated would be required for Visa to settle the remaining covered litigation.

Visa, Inc. completed an initial public offering (the Visa IPO) in March 2008. Visa used a portion of the proceeds from the Visa IPO to establish a $3.0 billion escrow for settlement of covered litigation and used substantially all of the remaining portion to redeem Class B and Class C shares held by Visa issuing members. In March 2008, Synovus recognized a pre-tax gain of $38.5 million on redemption proceeds received from Visa, Inc. and reduced the $36.8 million litigation accrual recognized in the second half of 2007 by $17.4 million for its pro-rata share of the $3.0 billion escrow established by Visa, Inc. In October 2008, Visa announced that it had reached an agreement in principle to settle its litigation brought against Visa in 2004 by Discover Financial Services (Discover) and also disclosed specific terms of the settlement. Effective September 2008, Synovus recognized an additional $6.3 million accrued liability in conjunction with Visa's settlement of the Discover litigation. In December 2008, Visa repurchased a portion of its Class B shares held by Visa members and deposited the $1.1 billion proceeds into the litigation escrow on behalf of Visa members. Accordingly, Synovus reduced its litigation accrual by $6.4 million for its membership proportion of the litigation escrow deposit.

Following the redemption, Synovus continues to hold approximately 1.43 million shares of Visa Class B common stock which are subject to restrictions until the latter of March 2011 or settlement of all covered litigation. A portion of the remaining Class B shares held by Visa members may be sold by Visa as needed to provide for settlement of the covered litigation through the litigation escrow. The ratio which will be used upon the expiration of restrictions to convert Class B shares into Class A unrestricted shares will be adjusted by Visa as additional shares are sold.

For the year ended December 31, 2008, the redemption of shares and changes to the accrued liability for Visa litigation resulted in a net after-tax gain of $34.2 million, or $0.10 per share. At December 31, 2008, Synovus' accrual for the aggregate amount of Visa's covered litigation was $19.3 million. While management believes that this accrual is adequate to cover Synovus' membership proportion of Visa's covered litigation based on current information, additional adjustments may be required if the aggregate amount of future settlements differs materially from Synovus' estimate.

Adoption of SFAS Nos. 157 and 159

SFAS No. 157 establishes a framework for measuring fair value in accordance with GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 159 permits entities to make an irrevocable election, at specified election dates, to measure eligible financial instruments and certain other items at fair value. Fair value is used on a recurring basis for certain assets and liabilities in which fair value is the primary basis of accounting. Fair value is used on a non-recurring basis for collateral-dependent impaired loans. Examples of recurring use of fair value include trading account assets, mortgage loans held for sale, investment securities available for sale, private equity investments, derivative instruments, and trading account liabilities. The extent to which fair value is used on a recurring basis was expanded upon the adoption of SFAS No. 159 during the first quarter, effective on January 1, 2008. At December 31, 2008, approximately $5.21 billion, or 14.6%, of total assets were recorded at fair value, which includes items measured on a recurring and non-recurring basis.

Fair value is the price that could be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value determination in accordance with SFAS No. 157 requires that a number of significant judgments be made. The standard also establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Synovus has an established and well-documented process for determining fair values and fair value hierarchy classifications. Fair value is based upon quoted market prices, where available (Level 1). Where prices for identical assets and liabilities are not available, SFAS No. 157 requires that similar assets and liabilities are identified (Level 2). If observable market prices are unavailable or impracticable to obtain, or similar assets cannot be identified, then fair value is estimated using internally-developed valuation modeling techniques such as discounted cash flow analyses that primarily use as inputs market-based or independently sourced market parameters (Level 3). These modeling techniques incorporate assessments regarding assumptions that market participants would use in pricing the asset or the liability. The assessments with respect to assumptions that market participants would make are inherently difficult to determine and use of different assumptions could result in material changes to these fair value measurements.

The following table summarizes the assets accounted for at fair value on a recurring basis by level within the valuation hierarchy at December 31, 2008.

Table 4 Assets Accounted for at Fair Value on a Recurring Basis
(Dollars in millions)

	December 31, 2008					
	Trading Account Assets	**Mortgage Loans Held for Sale**	**Investment Securities Available for Sale**	**Private Equity Investments**	**Derivative Assets**	**Total**
Level 1	3%	—	—	—	—	—
Level 2	97	100	96	—	99	95
Level 3	—	—	4	100	1	5
Total	**100%**	**100**	**100**	**100**	**100**	**100**
Total assets held at fair value on the balance sheet	**$24.5**	**133.6**	**3,892.1**	**123.5**	**307.8**	**4,481.5**
Level 3 assets as a percentage of total assets measured at fair value						5.09%

The following table summarizes the liabilities accounted for at fair value on a recurring basis by level within the valuation hierarchy at December 31, 2008.

Table 5 Liabilities Accounted for at Fair value on a Recurring Basis
(dollars in millions)

	December 31, 2008			
	Brokered Certificates of Deposit	**Trading Account Liabilities**	**Derivative Liabilities**	**Total**
Level 1	—%	—	—	—
Level 2	100	100	100	100
Level 3	—	—	—	—
Total	**100%**	**100**	**100**	**100**
Total liabilities held at fair value on the balance sheet	**$75.9**	**17.3**	**206.5**	**299.5**
Level 3 liabilities as a percentage of total assets measured at fair value				—%

In estimating the fair values for investment securities and most derivative financial instruments, independent, third-party market prices are the best evidence of exit price and, where available, Synovus bases estimates on such prices. If such third-party market prices are not available on the exact securities that Synovus owns, fair values are based on the market prices of similar instruments, third-party broker quotes, or are estimated using industry-standard or proprietary models whose inputs may be unobservable. When market observable data is not available, the valuation of financial instruments becomes more subjective and involves substantial judgment. The need to use unobservable inputs generally results from the lack of market liquidity for certain types of loans and securities, which results in diminished observability of both actual trades and assumptions that would otherwise be available to value these instruments. When fair values are estimated based on internal models, relevant market indices that correlate to the underlying collateral are considered, along with assumptions such as interest rates, prepayment speeds, default rates, and discount rates.

The valuation for mortgage loans held for sale (MLHFS) is based upon forward settlement of a pool of loans of identical coupon, maturity, product, and credit attributes. The model is continuously updated with available market and historical data. The valuation methodology of nonpublic private equity investments requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity, and the long-term nature of such assets. Private equity investments are valued initially based upon transaction price. Thereafter, Synovus uses information provided by the fund managers in the initial determination of estimated fair value. Valuation factors such as recent or proposed purchase or sale of debt or equity of the issuer, pricing by other dealers in similar securities, size of position held, liquidity of the market and changes in economic conditions affecting the issuer are used in the final determination of estimated fair value.

Valuation methodologies are reviewed each quarter to ensure that fair value estimates are appropriate. Any changes to the valuation methodologies are reviewed by management to confirm the changes are justified. As markets and products develop and the pricing for certain products becomes more or less transparent, Synovus continues to refine its valuation methodologies. For a detailed discussion of valuation methodologies, refer to Note 21 to the consolidated financial statements as of and for the year ended December 31, 2008.

Earning Assets, Sources of Funds, and Net Interest Income

Earning Assets and Sources of Funds

Average total assets for 2008 were $34.05 billion or 3.5% over 2007 average total assets of $32.90 billion. Average earning assets for 2008 were $31.23 billion, which represented 91.7% of average total assets. Average earning assets increased $2.12 billion, or 7.3%, over 2007. The $2.12 billion increase consisted primarily of a $1.86 billion increase in average net loans and a $128.3 million increase in average investment securities available for sale. The primary funding sources for the growth in interest earning assets were a $1.68 billion increase in average deposits and a $432.0 million increase in average long-term debt.

For 2007, average total assets increased $3.06 billion, or 10.3% from 2006. Average earning assets for 2007 were $29.11 billion, which represented 88.5% of average total assets. For more detailed information on the average balance sheets for the years ended December 31, 2008, 2007, and 2006, refer to Table 7.

Net Interest Income

Net interest income (interest income less interest expense) is a major component of net income, representing the earnings of the primary business of gathering funds from customer deposits and other sources and investing those funds in loans and investment securities. Our long-term objective is to manage those assets and liabilities to maximize net interest income while balancing interest rate, credit, liquidity, and capital risks.

Net interest income is presented in this discussion on a tax-equivalent basis, so that the income from assets exempt from federal income taxes is adjusted based on a statutory marginal federal tax rate of 35% in all years (See Table 6). The net interest margin is defined as taxable-equivalent net interest income divided by average total interest earning assets and provides an indication of the efficiency of the earnings from balance sheet activities. The net interest margin is affected by changes in the spread between interest earning asset yields and interest bearing liability costs (spread rate), and by the percentage of interest earning assets funded by non-interest bearing funding sources.

Net interest income for 2008 was $1.08 billion, down $71.1 million, or 6.2%, from 2007. On a taxable-equivalent basis, net interest income was $1.08 billion, down $71.0 million, or 6.2%, over 2007. During 2008, average interest earning assets increased $2.12 billion, or 7.3%, with the majority of this increase attributable to loan growth. Increases in the level of deposits and other borrowed funds were the primary funding sources for the increase in earning assets.

Net Interest Margin

The net interest margin after fees was 3.47% for 2008, down 50 basis points from 2007. The yield on earning assets decreased 175 basis points, which was partially offset by a 125 basis point decrease in the effective cost of funds. The effective cost of funds includes non-interest bearing funding sources, primarily consisting of demand deposits.

Yields on investment securities increased 9 basis points, primarily due to higher spreads on government agency debentures and mortgage-backed securities.

Loan yields, which decreased 198 basis points, were unfavorably impacted by a 296 basis point decrease in the average prime rate in 2008 as compared to 2007 and the maturity and repricing of higher yielding fixed rate loans throughout the year. Loan yields were negatively impacted as well by an increase in the cost to carry elevated levels of nonperforming assets in 2008 compared to 2007. The primary factors driving the 125 basis point decrease in the effective cost of funds were a 200 basis point decrease in the cost of money market accounts, a 128 basis point decrease in the cost of brokered time deposits and a 99 basis point decrease in the cost of non-brokered time deposits. The effective cost of funds was also negatively influenced by significant deposit pricing competition. Promotional rates on time deposit and money market products were prevalent in 2008 in our local markets. These pricing pressures limited our ability to lower rates on these products in line with prime rate decreases. This competitive environment additionally resulted in a deposit mix shift to higher cost time deposit and brokered deposits.

The net interest margin after fees was 3.97% for 2007, down 30 basis points from 2006. The yield on earning assets increased 9 basis points, which was offset by a 39 basis point increase in the effective cost of funds. The effective cost of funds includes non-interest bearing funding sources, primarily demand deposits.

The yields on earning assets were positively impacted by higher realized yields on investment securities, which increased 45 basis points, primarily due to the maturity of lower yielding investments that were reinvested at higher rates available during 2007. Loan yields, which increased 4 basis points, were favorably impacted by a 10 basis point increase in the average prime rate in 2007 as compared to 2006 and the maturity and replacement of lower yielding fixed rate loans throughout the year. These positive impacts on loan yields were slightly offset by an increase in the cost to fund the elevated levels of nonperforming assets in 2007 compared to 2006. The primary factors driving the 39 basis point increase in the effective cost of funds were a 53 basis point increase in the cost of non-brokered time deposits and a customer driven shift from lower cost deposit types such as NOW and savings accounts to higher cost time deposits and money market accounts.

Table 6 Net Interest Income
(In thousands)

	Years Ended December 31,		
	2008	**2007**	**2006**
Interest income	**$1,857,580**	2,238,404	2,016,466
Taxable-equivalent adjustment	**4,909**	5,059	5,790
Interest income, taxable-equivalent	**1,862,489**	2,243,463	2,022,256
Interest expense	**779,687**	1,089,456	890,677
Net interest income, taxable-equivalent	**$1,082,802**	1,154,007	1,131,579

Table 7 Consolidated Average Balances, Interest, and Yields

(Dollars in thousands)

	2008			2007			2006		
	Average Balance	**Interest**	**Yield/ Rate**	**Average Balance**	**Interest**	**Yield/ Rate**	**Average Balance**	**Interest**	**Yield/ Rate**
Assets									
Interest earning assets:									
Taxable loans, net(a)(b)	**$27,382,247**	**1,657,647**	**6.05%**	$25,467,316	2,043,589	8.02%	$23,254,146	1,857,005	7.99%
Tax-exempt loans, net(a)(b)(c)	**88,191**	**5,262**	**5.97**	55,007	3,987	7.25	61,792	4,408	7.13
Allowance for loan losses	**(418,984)**	**—**	**—**	(335,032)	—	—	(309,658)	—	—
Loans, net	**27,051,454**	**1,662,909**	**6.15**	25,187,291	2,047,576	8.13	23,006,280	1,861,413	8.09
Investment securities available for sale:									
Taxable investment securities	**3,596,336**	**176,886**	**4.92**	3,429,175	164,631	4.80	3,009,962	129,219	4.29
Tax-exempt investment securities(c)	**135,590**	**9,468**	**6.98**	174,431	11,817	6.77	198,691	13,498	6.79
Total investment securities	**3,731,926**	**186,354**	**4.99**	3,603,606	176,448	4.90	3,208,653	142,717	4.45
Trading account assets	**30,870**	**1,924**	**6.23**	52,274	3,418	6.53	43,201	2,691	6.23
Interest earning deposits with banks	**12,075**	**188**	**1.56**	21,025	1,104	5.25	8,763	375	4.28
Due from Federal Reserve Bank	**90,543**	**391**	**0.43**	—	—	—	—	—	—
Federal funds sold and securities purchased under resale agreements	**193,895**	**3,386**	**1.75**	97,462	5,258	5.39	123,804	6,422	5.19
Mortgage loans held for sale	**121,425**	**7,342**	**6.05**	152,007	9,659	6.35	132,332	8,638	6.53
Total interest earning assets	**31,232,188**	**1,862,494**	**5.96**	29,113,665	2,243,463	7.71	26,523,033	2,022,256	7.62
Cash and due from banks	**505,374**			529,306			538,949		
Premises and equipment, net	**581,508**			514,280			442,753		
Other real estate	**180,493**			52,735			26,000		
Other assets(d)	**1,552,451**			1,355,137			1,039,837		
Assets of discontinued operations(e)	**—**			1,330,172			1,260,600		
Total assets	**$34,052,014**			$32,895,295			$29,831,172		
Liabilities and Shareholders' Equity									
Interest bearing liabilities:									
Interest bearing demand deposits	**$ 3,158,228**	**35,792**	**1.13**	$ 3,125,802	68,779	2.20	$ 3,006,308	57,603	1.92
Money market accounts	**7,984,231**	**181,482**	**2.27**	7,714,360	336,286	4.36	6,515,079	269,899	4.14
Savings deposits	**452,661**	**1,137**	**0.25**	483,368	2,525	0.52	542,793	3,538	0.65
Time deposits	**11,463,905**	**449,041**	**3.92**	10,088,353	504,882	5.00	9,196,150	415,629	4.52
Federal funds purchased and securities sold under repurchase agreements	**1,719,978**	**38,583**	**2.24**	1,957,990	92,970	4.75	1,578,163	72,958	4.62
Long-term debt	**2,051,521**	**73,657**	**3.59**	1,619,536	84,014	5.19	1,515,306	71,050	4.69
Total interest bearing liabilities	**26,830,524**	**779,692**	**2.91**	24,989,409	1,089,456	4.36	22,353,799	890,677	3.98
Non-interest bearing demand deposits	**3,440,047**			3,409,506			3,518,312		
Other liabilities	**345,493**			246,213			234,022		
Liabilities of and minority interest in discontinued operations(e)	**—**			314,257			355,085		
Shareholders' equity	**3,435,950**			3,935,910			3,369,954		
Total liabilities and shareholders' equity	**$34,052,014**			$32,895,295			$29,831,172		
Net interest income/margin		**1,082,802**	**3.47%**		1,154,007	3.97%		1,131,579	4.27%
Taxable-equivalent adjustment		**(4,909)**			(5,059)			(5,790)	
Net interest income, actual		**1,077,893**			1,148,948			1,125,789	

(a) Average loans are shown net of unearned income. Nonperforming loans are included.

(b) Interest income includes loan fees as follows: 2008 — $29.5 million, 2007 — $36.2 million, 2006 — $40.4 million.

(c) Reflects taxable-equivalent adjustments, using the statutory federal income tax rate of 35%, in adjusting interest on tax-exempt loans and investment securities to a taxable-equivalent basis.

(d) Includes average net unrealized gains (losses) on investment securities available for sale of $46.7 million, ($15.1) million, and ($54.5) million for the years ended December 31, 2008, 2007, and 2006, respectively.

(e) On December 31, 2007, Synovus completed the tax-free spin-off of its shares of TSYS common stock to Synovus shareholders; accordingly, the assets and liabilities of TSYS are presented as discontinued operations.

Table 8 Rate/Volume Analysis
(In thousands)

	2008 Compared to 2007 Change Due to(a)			2007 Compared to 2006 Change Due to(a)		
	Volume	**Yield/ Rate**	**Net Change**	**Volume**	**Yield/ Rate**	**Net Change**
Interest earned on:						
Taxable loans, net	**$153,577**	**(539,519)**	**(385,942)**	176,832	9,752	186,584
Tax-exempt loans, net(b)	**2,406**	**(1,131)**	**1,275**	(484)	63	(421)
Taxable investment securities	**8,024**	**4,231**	**12,255**	17,984	17,428	35,412
Tax-exempt investment securities(b)	**(2,630)**	**281**	**(2,349)**	(1,647)	(34)	(1,681)
Trading account assets	**(1,398)**	**(96)**	**(1,494)**	565	162	727
Interest earning deposits with banks	**(470)**	**(446)**	**(916)**	524	206	730
Due from Federal Reserve Bank	**391**	**—**	**391**	—	—	—
Federal funds sold and securities purchased under resale agreements	**5,198**	**(7,070)**	**(1,872)**	(1,367)	202	(1,165)
Mortgage loans held for sale	**(1,942)**	**(375)**	**(2,317)**	1,285	(264)	1,021
Total interest income	**163,156**	**(544,125)**	**(380,969)**	193,692	27,515	221,207
Interest paid on:						
Interest bearing demand deposits	**713**	**(33,700)**	**(32,987)**	2,294	8,882	11,176
Money market accounts	**11,766**	**(166,570)**	**(154,804)**	49,650	16,737	66,387
Savings deposits	**(160)**	**(1,228)**	**(1,388)**	(386)	(627)	(1,013)
Time deposits	**68,778**	**(124,619)**	**(55,841)**	40,328	48,925	89,253
Federal funds purchased and securities sold under repurchase agreements	**(11,306)**	**(43,081)**	**(54,387)**	17,548	2,464	20,012
Other borrowed funds	**22,420**	**(32,777)**	**(10,357)**	4,888	8,076	12,964
Total interest expense	**92,211**	**(401,975)**	**(309,764)**	114,322	84,457	198,779
Net interest income	**$ 70,945**	**(142,150)**	**(71,205)**	79,370	(56,942)	22,428

(a) The change in interest due to both rate and volume has been allocated to the yield/rate component.

(b) Reflects taxable-equivalent adjustments, using the statutory Federal income tax rate of 35%, in adjusting interest on tax-exempt loans and investment securities to a taxable-equivalent basis.

Non-Interest Income

Non-interest income consists of a wide variety of fee generating services. Total non-interest income was $435.2 million in 2008, up 11.9% compared to 2007. Total non-interest income for 2007 was $389.0 million, up 8.2% over 2006. Table 9 shows the principal components of non-interest income.

Table 9 Non-Interest Income
(In thousands)

	2008	2007	2006
Service charges on deposits	**$111,837**	112,142	112,417
Fiduciary and asset management fees	**48,779**	50,761	48,627
Brokerage and investment banking revenue	**33,119**	31,980	26,729
Mortgage banking income	**23,493**	27,006	29,255
Bankcard fees	**53,153**	47,770	44,303
Net gains (losses) on sales of investment securities available for sale	**45**	980	(2,118)
Other fee income	**37,246**	39,307	38,743
Increase in fair value of private equity investments, net	**24,995**	16,497	6,552
Proceeds from sale of MasterCard shares	**16,186**	6,304	2,481
Proceeds from Visa IPO	**38,542**	—	—
Other non-interest income	**47,795**	56,281	52,441
Total non-interest income	**$435,190**	389,028	359,430

Service charges on deposits represent the single largest fee income component. Service charges on deposits totaled $111.8 million in 2008, a decrease of 0.3% from the previous year, and $112.1 million in 2007, a decrease of 0.2% from 2006. Service charges on deposit accounts consist of non-sufficient funds (NSF) fees (which represent approximately two — thirds of the total), account analysis fees, and all other service charges. NSF fees decreased by $6.4 million or 8.2% over 2007. Account analysis fees were up $8.3 million or 55.1% from 2007 levels. The increase in account analysis fees was primarily due to lower earnings credits on commercial demand deposit accounts. All other service charges on deposit accounts, which consist primarily of monthly fees on consumer demand deposit and savings accounts, were down $2.1 million or 11.4% compared to 2007. The decline in all other service charges was largely due to continued market emphasis of checking accounts with no monthly service charge and a decline in check-related fees.

Fiduciary and asset management fees are derived from providing estate administration, employee benefit plan administration, personal trust, corporate trust, investment management and financial planning services. Fiduciary and asset management fees were $48.8 million for 2008, a decrease of 3.9% from the prior year, and $50.8 million for 2007, an increase of 4.4% over 2006. The decrease in fiduciary and asset management fees for 2008 over 2007 is primarily due to lower market value of assets under management. The increase for 2007 over 2006 is primarily due to an increase in managed assets in 2007 compared to 2006.

At December 31, 2008, 2007 and 2006, the market value of assets under management was approximately $7.39 billion, $9.56 billion and $8.80 billion, respectively. Assets under management at December 31, 2008 and 2007 decreased 22.7% and increased 8.7% from December 31, 2007 and 2006, respectively. The decline in 2008 was primarily due to lower equity valuations. Assets under management consist of all assets where Synovus has investment authority. Assets under advisement were approximately $3.38 billion, $3.53 billion, and $3.82 billion at December 31, 2008, 2007 and 2006, respectively. Assets under advisement consist of non-managed assets as well as non-custody assets where Synovus earns a consulting fee. Assets under advisement at December 31, 2008 and 2007 decreased 4.2% and decreased 7.8% from December 31, 2007 and 2006, respectively. Total assets under management and advisement were $10.77 billion at December 31, 2008 compared to $13.09 billion at December 31, 2007 and $12.63 billion at December 31, 2006. Many of the fiduciary and asset management fees charged are based on asset values, and changes in these values directly impact fees earned.

Brokerage and investment banking revenue was $33.1 million in 2008, a 3.6% increase over the $32.0 million reported in 2007. Brokerage assets were $4.01 billion and $4.08 billion as of December 31, 2008 and 2007, respectively. The increase in revenue was primarily driven by increased activity within the capital markets division especially in the first half of 2008.

Total brokerage and investment banking revenue for 2007 was $32.0 million, up 19.6% over 2006. The increase in revenue was primarily driven by our retail brokerage unit. Synovus began to integrate the retail brokerage sales force into the bank structure during 2006 with the unit fully integrated in

2007. This resulted in accelerated revenue growth following this re-organization.

Mortgage banking income was $23.5 million in 2008, a 13.0% decrease from 2007 levels. Mortgage production volume was $1.21 billion in 2008, down 15.6% compared to 2007. The decline in mortgage banking income and production volume in 2008 compared to 2007 is primarily due the continued slowdown in residential housing during 2008. The 2008 results include a $1.2 million increase in mortgage revenues due to the adoption of the SEC Staff Accounting Bulletin (SAB) No. 109, "Written Loan Commitments Recorded at Fair Value through Earnings."

Total mortgage banking income for 2007 was $27.0 million, a 7.7% decrease from 2006 levels. Total mortgage production volume was $1.43 billion in 2007, down 5.5% compared to 2006.

Bankcard fees totaled $53.2 million in 2008, an increase of 11.3% over the previous year, and $47.8 million in 2007, an increase of 7.8% from 2006. Bankcard fees consist of credit card merchant and interchange fees and debit card interchange fees. Debit card interchange fees were $20.2 million in 2008, an increase of 30.5% over the previous year, and $15.5 million in 2007, an increase of 6.3% from 2006. The increase in debit card interchange fees for 2008 was primarily driven by an increase in volume. Credit card fees were $32.9 million in 2008, an increase of 2.0% compared to 2007, and $32.3 million in 2007, an increase of 8.6% compared to 2006.

Other fee income includes fees for letters of credit, safe deposit box fees, access fees for automatic teller machine use, official check issuance fees, and other miscellaneous fee-related income.

Proceeds from Visa IPO represents the $38.5 million gain on redemption of a portion of Synovus' membership interest in Visa, Inc. as a result of Visa's initial public offering (the Visa IPO). For further discussion of Visa, see the section titled "Visa Initial Public Offering and Litigation Expense."

Other non-interest income was $47.8 million in 2008, compared to $56.3 million in 2007. The main components of other operating income are income from company-owned life insurance policies, insurance commissions, and other miscellaneous items.

Non-Interest Expense

2008 vs. 2007

Reported total non-interest expense for 2008 was $1.47 billion, up $625.5 million or 74.5% over 2007. Excluding changes in the Visa litigation accrual, the charge for impairment of goodwill, and restructuring charges, non-interest expense increased $184.1 million or 22.9% over 2007. Table 10 summarizes this data for the years ended December 31, 2008, 2007 and 2006.

Table 10 Non-Interest Expense
(In thousands)

	Years Ended December 31, 2008	2007	2006
Salaries and other personnel expense	**$ 458,927**	455,158	450,373
Net occupancy and equipment expense	**124,444**	112,888	100,269
FDIC insurance and other regulatory fees	**25,161**	10,347	8,796
Foreclosed real estate	**136,678**	15,736	3,294
Losses on impaired loans held for sale	**9,909**	—	—
Visa litigation (recovery) expense	**(17,473)**	36,800	—
Goodwill impairment	**479,617**	—	—
Professional fees	**30,276**	21,255	20,001
Restructuring charges	**16,125**	—	—
Other operating expenses	**201,957**	187,910	181,800
Total non-interest expense	**$1,465,621**	840,094	764,533

Total salaries and other personnel expense increased $3.8 million, or 0.8%, in 2008 compared to 2007. Total employees were 6,876 at December 31, 2008, down 509 or 6.9% from 7,385 employees at December 31, 2007. The most significant driver for this expense line was the decrease in the average number of employees (140) as well as the absence of executive bonuses in 2008, which were partially offset by annual merit raises and higher employee insurance costs.

Net occupancy and equipment expense increased $11.6 million, or 10.2% during 2008. Rent expense and building depreciation expense increased approximately $4.8 million, driven by the net addition of 7 branches in 2008 consisting of 15 branch additions, 7 closings, and 1 sale, in addition to other rent increases across the Company. Other depreciation expense increased by $3.7 million in 2008 as compared to 2007 as a result of several information technology projects.

FDIC insurance and other regulatory fees increased $14.8 million, or 143.2% over 2007. During 2007, the FDIC reinstituted the FDIC insurance assessment. In conjunction with the reinstituted assessment, the FDIC granted credits, which were fully utilized by early 2008. The increase in FDIC insurance and regulatory fees is substantially the result of expense recognized in 2008, following full recognition of credits associated with the FDIC insurance assessment.

Foreclosed real estate costs increased $120.9 million in 2008. The increase is primarily due to additional write-downs to current fair value of other real estate, which increased $76.4 million, and net losses on the sale of other real estate, which increased $29.8 million, compared to the prior year. For further discussion of foreclosed real estate, see the section captioned "Other Real Estate."

Losses on impaired loans held for sale were $9.9 million. For further discussion, see the section titled "Impaired Loans Held for Sale."

Visa litigation resulted in a net recovery of $17.5 million in 2008 compared to a $36.8 million expense in 2007. During 2008, Synovus decreased its litigation accrual by a net amount of $17.5 million including a decrease for Synovus' membership proportion of amounts deposited by Visa into a litigation escrow, and an increase in Synovus' accrual in connection with Visa's announcement of its litigation settlement with Discover Financial Services. For further discussion of the Visa litigation expense, see the section titled "Visa Initial Public Offering and Litigation Expense."

Goodwill impairment was evaluated at June 30, 2008 and again at December 31, 2008, resulting in non-cash charges for goodwill impairment of $479.6 million in 2008. For further discussion, see the section titled "Goodwill Impairment" and Note 9 to the consolidated financial statements.

Professional fees increased $9.0 million, or 42.4% in 2008 compared to 2007. The increase in professional fees includes legal fees paid in connection with the FDIC investigation. Legal fees paid in connection with the FDIC investigation and Synovus' litigation with CompuCredit Corporation is discussed in further detail in the section titled "Commitments and Contingencies."

Restructuring charges of $16.1 million in 2008 are comprised of implementation costs for Project Optimus. During 2008, Synovus recognized a total of $16.1 million in restructuring charges including $5.2 million in severance charges. For further discussion of restructuring charges, see the section titled "Restructuring Charges."

Other operating expenses increased $14.0 million, or 7.5%, over 2007. The largest expense category increase was from third party processing services, which increased $10.1 million, or 26.3%, in 2008 as compared to 2007.

The efficiency ratio (non-interest expense divided by the sum of Federal taxable equivalent net interest income and non-interest income excluding net securities gains and losses) was 96.53% for 2008 (64.94% excluding goodwill impairment charges) compared to 54.45% in 2007. The net overhead ratio (non-interest expense less non-interest income — excluding net securities gains and losses divided by total average assets) was 3.03% for 2008 compared to 1.43% in 2007.

2007 vs. 2006

Non-interest expense increased $75.6 million, or 9.9%, in 2007 over 2006. Excluding the Visa litigation expense of $36.8 million, total non-interest expense increased $38.8 million or 5.1% over 2006.

Total salaries and other personnel expense increased $4.8 million, or 1.1%, in 2007 compared to 2006. Total employees were 7,385 at December 31, 2007, up 196 or 2.7% from 7,189 employees at December 31, 2006. In addition to merit and promotional salary adjustments, this category was also impacted by total performance-based incentive compensation which was approximately $25.0 million in 2007, a $38.3 million or 60.5% decrease from 2006 levels.

Net occupancy and equipment expense increased $12.6 million, or 12.6% during 2007, driven by the net addition of 19 branches in 2007. Rent expense increased by approximately $4.5 million and repairs and maintenance increased by $2.1 million in 2007 as compared to 2006.

FDIC insurance and other regulatory fees increased $1.6 million, or 17.6% in 2007 over 2006.

Foreclosed real estate costs increased $12.4 million, or 377.7% over 2006 due primarily to losses and expenses associated with higher levels of foreclosed real estate.

Visa litigation (recovery) expense was $36.8 million in 2007. During 2007, Synovus recognized litigation expenses of $36.8 million associated with indemnification obligations arising from Synovus' ownership interest in Visa.

The efficiency ratio (non-interest expense divided by the sum of federal taxable equivalent net interest income and non-interest income excluding net securities gains and losses) was 54.45% for 2007 compared to 51.18% in 2006. The net overhead ratio (non-interest expense less non-interest income - excluding net securities gains and losses divided by total average assets) was 1.43% for both 2007 and 2006.

Trading Account Assets

Synovus assists certain commercial customers in obtaining long-term funding through municipal and corporate bond issues and in certain situations provides re-marketing services for those bonds. During the three months ended September 30, 2008, Synovus purchased approximately $80.9 million of bonds issued by its customers, including $55.8 million in corporate bonds and $25.1 million in municipal bonds, that were sold back prior to their maturity and could be immediately remarketed. Subsequently, Synovus has tendered substantially all of these bonds back to the respective trustees. Approximately $4.3 million of tendered bonds remained in the trading account portfolio at December 31, 2008. The remainder of the trading account assets portfolio is substantially comprised of mortgage-backed securities which are bought and held principally for sale and delivery to correspondent and retail customers of Synovus. Trading account assets are reported on the consolidated balance sheets at fair value, with unrealized gains and losses included in other non-interest income on the consolidated statements of income. Synovus recognized a net gain on trading account assets of $710 thousand for the year ended December 31, 2008 as compared to a net gain of $465 thousand for the year ended December 31, 2007, and a net gain of $1.5 million for the year ended December 31, 2006.

Impaired Loans Held for Sale

Loans or pools of loans are transferred to the impaired loans held for sale portfolio when the intent to hold the loans has changed due to portfolio management or risk mitigation strategies and when there is a plan to sell the loans within a reasonable period of time. The value of the loans or pools of loans is primarily determined by analyzing the underlying collateral of the loan and the external sales prices for the portfolio. At the time of transfer, if the fair value is less than the cost, the difference attributable to declines in credit quality is recorded as a charge-off against the allowance for loan losses. Decreases in fair value subsequent to the transfer as well as losses (gains) from sale of these loans are recognized as a component of non-interest expense.

The carrying value of impaired loans held for sale was $3.5 million at December 31, 2008. There were no impaired loans held for sale at December 31, 2007. During the year ended December 31, 2008, Synovus transferred loans with a cost basis totaling $72.7 million to the impaired loans held for sale portfolio. Synovus recognized charge-offs totaling $22.1 million on these loans, resulting in a new cost basis for loans transferred to the impaired loans held for sale portfolio of $50.6 million. The $22.1 million in charge-offs were estimated based on the estimated sales price of the portfolio through bulk sales. Subsequent to their transfer to the impaired loans held for sale portfolio, Synovus recognized additional write-downs of $3.2 million and recognized additional net losses on sales of $9.9 million. The additional write-downs were based on the estimated sales proceeds from pending liquidation sales.

Other Real Estate

Other real estate, consisting of properties obtained through foreclosure or in satisfaction of loans, is reported at the lower of cost or fair value, determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources, adjusted for estimated selling costs. At the time of foreclosure, any excess of the loan balance over the fair value of the real estate held as collateral is recorded as a charge against the allowance for loan losses. Gains or losses on sale and any subsequent adjustments to the value are recorded as a component of foreclosed real estate expense.

The carrying value of other real estate was $246.1 million, $101.5 million, and $25.9 million at December 31, 2008, 2007, and 2006, respectively. During the twelve months ended December 31, 2008, approximately $435.1 million of loans and $1.5 million of impaired loans held for sale were foreclosed and transferred to other real estate. The increase in other real estate during the year ended December 31, 2008 is the result of negative migration in credit quality, the declining value of real estate in certain parts of Florida and the excess supply of residential real estate in the Atlanta area. During the years ended December 31, 2008, 2007 and 2006, Synovus recognized foreclosed real estate costs of $136.7 million, $15.7 million, and $3.3 million, respectively. Other real estate costs recognized during the year ended December 31, 2008 include $47.5 million in losses resulting from the liquidation of other real estate through bulk sales and auctions, $18.2 million in net losses resulting from other sales, $50.6 million in additional write-downs due to declines in fair value subsequent to the date of foreclosure, $16.7 million in carrying costs associated with other real estate, and $3.7 million in legal and appraisal fees.

Investment Securities Available for Sale

The investment securities portfolio consists principally of debt and equity securities classified as available for sale. Investment securities available for sale provide Synovus with a source of liquidity and a relatively stable source of income. The investment securities portfolio also provides management with a tool to balance the interest rate risk of its loan and deposit portfolios. At December 31, 2008, approximately $3.1 billion of these investment securities were pledged as required collateral for certain deposits, securities sold under repurchase agreements, and FHLB advances. See Table 12 for maturity and average yield information of the investment securities available for sale portfolio.

The investment strategy focuses on the use of the investment securities portfolio to manage the interest rate risk created by the inherent mismatch between the loan and deposit portfolios. Synovus held portfolio duration at a relatively constant level for most of 2008. Significant declines in market rates late in the year led Synovus to modestly shorten the duration of the portfolio. The average duration of Synovus' investment securities portfolio was 3.02 years at December 31, 2008 compared to 3.49 years at December 31, 2007.

Synovus also utilizes a significant portion of its investment portfolio to secure certain deposits and other liabilities requiring collateralization. As such, the investment securities are primarily U.S. Government agencies and Government agency sponsored mortgage-backed securities, both of which have a high degree of liquidity and limited credit risk. A mortgage-backed security depends on the underlying pool of mortgage loans to provide a cash flow pass-through of principal and interest. At December 31, 2008, all of the collateralized mortgage obligations and mortgage-backed pass-through securities held by Synovus were issued or backed by Federal agencies.

As of December 31, 2008 and 2007, the estimated fair value of investment securities available for sale as a percentage of their amortized cost was 104.0% and 100.7%, respectively. The investment securities available for sale portfolio had gross unrealized gains of $151.6 million and gross unrealized losses of $2.4 million, for a net unrealized gain of $149.2 million as of December 31, 2008. As of December 31, 2007, the investment securities available for sale portfolio had gross unrealized gains of $40.6 million and gross unrealized losses of $14.5 million, for a net unrealized gain of $26.1 million. Shareholders' equity included net unrealized gains of $92.1 million and $16.0 million on the available for sale portfolio as of December 31, 2008 and 2007, respectively.

During 2008, the average balance of investment securities available for sale increased to $3.73 billion, compared to $3.60 billion in 2007. Synovus earned a taxable-equivalent rate of 4.99% and 4.90% for 2008 and 2007, respectively, on its investment securities available for sale portfolio. As of December 31, 2008 and 2007, average investment securities available for sale represented 11.9% and 12.4%, respectively, of average interest earning assets.

The calculation of weighted average yields for investment securities available for sale in Table 12 is based on the amortized cost and effective yields of each security. The yield on state and municipal securities is computed on a taxable-equivalent basis using the statutory Federal income tax rate of 35%. Maturity information is presented based upon contractual maturity. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Table 11 Investment Securities Available for Sale
(In thousands)

	December 31,		
	2008	**2007**	**2006**
U.S. Treasury and U.S. Government agency securities	**$1,557,214**	1,945,381	1,770,570
Mortgage-backed securities	**2,072,413**	1,430,323	1,275,358
State and municipal securities	**123,281**	164,556	196,185
Other investments	**139,240**	126,714	110,244
Total	**$3,892,148**	3,666,974	3,352,357

Table 12 Maturities and Average Yields of Investment Securities Available for Sale
(Dollars in thousands)

	December 31, 2008	
	Investment Securities Available for Sale	
	Estimated Fair Value	Average Yield
U.S. Treasury and U.S. Government agency securities:		
Within 1 year	$ 249,131	4.53%
1 to 5 years	577,287	5.02
5 to 10 years	534,357	5.19
More than 10 years	196,439	5.59
Total	$1,557,214	5.07
State and municipal securities:		
Within 1 year	$ 13,936	6.59
1 to 5 years	52,029	7.14
5 to 10 years	45,916	7.15
More than 10 years	11,400	6.90
Total	$ 123,281	7.06
Other investments:		
Within 1 year	$ 250	3.88
1 to 5 years	997	6.83
5 to 10 years	1,800	9.50
More than 10 years	5,900	6.93
Total	$ 8,947	7.34
Equity securities	$ 130,293	4.05
Mortgage-backed securities	$2,072,413	5.02
Total investment securities:		
Within 1 year	$ 263,317	4.64
1 to 5 years	630,313	5.20
5 to 10 years	582,073	5.36
More than 10 years	213,739	5.51
Equity securities	130,293	4.26
Mortgage-backed securities	2,072,413	5.02
Total	$3,892,148	5.08%

Loans

Portfolio Composition

The loan portfolio spreads across five southeastern states with diverse economies. The Georgia banks represent a majority with 52.6% of the consolidated portfolio. South Carolina represents 15.2%, followed by Alabama with 14.4%, Florida with 13.0%, and Tennessee with 4.8%.

The commercial loan portfolio consists of commercial and industrial and real estate loans. These loans are granted primarily on the borrower's general credit standing and on the strength of the borrower's ability to generate repayment cash flows from sales of real estate or from other income sources such as rental income from commercial real estate. Real estate construction and mortgage loans are secured by commercial real estate as well as 1-4 family residences, and represent extensions of credit used as interim or permanent financing of real estate properties.

Total commercial real estate loans at December 31, 2008 were $12.18 billion or 43.6% of the total loan portfolio. As shown on Table 23, the commercial real estate loan portfolio is diversified among various property types: investment properties, 1-4 family properties, and land acquisition.

The commercial real estate loan portfolio at December 31, 2008 and 2007 includes loans in the Atlanta market totaling $2.83 billion and $3.06 billion, respectively, of which $1.28 billion and $1.69 billion, respectively, at each year end are 1-4 family property loans.

Total commercial loans at December 31, 2008 were $23.57 billion, or 84.4% of the total loan portfolio. Included in the commercial category at December 31, 2008 are $4.52 billion in loans for the purpose of financing owner-occupied properties. The primary source of repayment on these loans is revenue generated from products or services offered by the business or organization. The secondary source of repayment on these loans is the real estate.

Total retail loans as of December 31, 2008 were $4.38 billion. Retail loans consist of residential mortgages, home equity lines, credit card loans, and other retail loans. Synovus does not have indirect automobile loans. Retail lending decisions are made based upon the cash flow or earning power of the borrower that represents the primary source of repayment. However, in many lending transactions collateral is taken to provide an additional measure of security. Collateral securing these loans provides a secondary source of repayment in that the collateral may be liquidated. Synovus determines the need for collateral on a case-by-case basis. Factors considered include the purpose of the loan, current and prospective credit-worthiness of the customer, terms of the loan, and economic conditions.

At December 31, 2008, Synovus had 45 loan relationships with total commitments of $50 million or more (including amounts funded). The average funded balance of these relationships at December 31, 2008 was approximately $62 million.

Portfolio Growth

At December 31, 2008, total loans outstanding were $27.92 billion, an increase of 5.4% over 2007. Average loans increased 7.4% or $1.86 billion compared to 2007, representing 86.6% of average earning assets and 79.4% of average total assets. Growth in the commercial and industrial loan portfolio was 7.0% compared to a growth rate of 2.3% for the commercial real estate portfolio. The retail portfolio grew by 9.7% with most of the growth driven by home equity lines and small business loans.

Synovus provides credit enhancements in the form of standby letters of credit to assist certain commercial customers in obtaining long-term funding through taxable and tax-exempt bond issues. Under these agreements and under certain conditions, if the bondholder requires the issuer to repurchase the bonds, Synovus is obligated to provide funding under the letter of credit to the issuer to finance the repurchase of the bonds by the issuer. Bondholders (investors) may require the issuer to repurchase the bonds for any reason, including general liquidity needs of the investors, general industry/market considerations, as well as changes in Synovus' credit ratings. Synovus' maximum exposure to credit loss in the event of nonperformance by the counterparty is represented by the contract amount of those instruments. Synovus applies the same credit policies in entering into commitments and conditional obligations as it does for loans. The maturities of the funded letters of credit range from one to fifty-nine months, and the yields on these instruments are comparable to average yields for new commercial loans. Synovus has issued approximately $1.6 billion in letters of credit related to these bond issuances. At December 31, 2008, approximately $500 million was funded under these standby letters of credit agreements, all of which is reported as a component of total loans. As of February 26, 2009, approximately $294 million has been funded subsequent to December 31, 2008 related to these bond repurchases, bringing the total amount of funding related to these bond repurchases to $794 million..

Total commercial real estate loans increased by $277.4 million, or 2.3% from year-end 2007. Market conditions resulted in a net decrease in 1-4 family property loans. The investment properties portfolio increased by 20.6%, or $932.1 million, over the prior year. Approximately $195 million of the increase was driven by the aforementioned funded letters of credit. Additionally, a lack of exit capabilities in the market place with commercial mortgage backed securities (CMBS) has increased the duration of the investment properties portfolio.

Commercial and industrial loans increased by $748.9 million or 7.0% from year-end 2007. Approximately $205 million of the increase was driven by the aforementioned funded letters of credit. Commercial, financial, and agricultural loans increased $454.2 million or 7.1% over 2007. Owner occupied loans increased $294.7 million or 7.0% from year end 2007.

Retail loans increased by $386.5 million or 9.7% from year-end 2007. Real estate mortgage loans grew $274.2 million, or 8.5%, driven by growth in home equity loans. Home equity loans, our primary retail loan product, increased $180.4 million or 11.7% compared to a year ago. Our home equity loan portfolio consists primarily of loans with strong credit scores, conservative debt-to-income ratios, and appropriate loan-to-value ratios. The utilization rate (total amount outstanding as a percentage of total available lines) of this portfolio at December 31, 2008 and 2007 was approximately 61% and 58%, respectively. These loans are primarily extended to customers who have an existing banking relationship with Synovus.

In addition to home equity lines, retail real estate mortgage also includes $1.76 billion in mortgage loans at December 31, 2008. Mortgage loans grew by $93.8 million or 5.6% from year end 2007. These loans are primarily extended to customers who have an existing banking relationship with Synovus.

Table 17 shows the maturity of selected loan categories as of December 31, 2008. Also provided are the amounts due after one year, classified according to the sensitivity in interest rates.

Actual repayments of loans may differ from the contractual maturities reflected in Table 17 because borrowers have the right to prepay obligations with and without prepayment penalties. Additionally, the refinancing of such loans or the potential delinquency of such loans could create differences between the contractual maturities and the actual repayment of such loans.

Table 13 Loans by Type
(Dollars in thousands)

	2008 Total Loans	2008 % *	2007 Total Loans	2007 % *
Multi-family	**$ 570,131**	**2.0%**	$ 452,163	1.7%
Hotels	**984,205**	**3.5**	614,979	2.3
Office buildings	**1,003,407**	**3.6**	953,093	3.6
Shopping centers	**1,066,848**	**3.8**	834,025	3.2
Commercial development	**875,747**	**3.1**	961,271	3.6
Other investment property	**961,570**	**3.4**	714,296	2.7
Total investment properties	**5,461,908**	**19.4**	4,529,827	17.1
1-4 family construction	**1,615,378**	**5.8**	2,238,925	8.4
1-4 family perm/mini-perm	**1,416,838**	**5.1**	1,273,843	4.8
Residential development	**2,124,059**	**7.6**	2,311,459	8.8
Total 1-4 family properties	**5,156,275**	**18.5**	5,824,227	22.0
Land acquisition	**1,559,183**	**5.6**	1,545,933	5.8
Total commercial real estate	**12,177,366**	**43.5**	11,899,987	44.9
Commercial, financial, and agricultural	**6,874,904**	**24.6**	6,420,689	24.2
Owner-occupied	**4,521,414**	**16.2**	4,226,707	16.0
Total commercial & industrial	**11,396,318**	**40.8**	10,647,396	40.2
Home equity	**1,724,062**	**6.2**	1,543,701	5.8
Consumer mortgages	**1,761,756**	**6.3**	1,667,924	6.3
Credit card	**295,055**	**1.1**	291,149	1.1
Other retail loans	**603,003**	**2.2**	494,591	1.9
Total retail	**4,383,876**	**15.8**	3,997,365	15.1
Unearned income	**(37,383)**	**(0.1)**	(46,163)	(0.2)
Total loans, net of unearned income	**$27,920,177**	**100.0%**	$26,498,585	100.0%

* Loan balance in each category expressed as a percentage of total loans, net of unearned income.

Table 14 Five Year Composition of Loan Portfolio
(Dollars in thousands)

	December 31,									
	2008		2007		2006		2005		2004	
	Amount	% *	Amount	% *	Amount	% *	Amount	% *	Amount	% *
Commercial:										
Commercial, financial, and agricultural	**$ 6,874,904**	**24.6**	$ 6,420,689	24.2	$ 5,874,204	23.8	$ 5,268,042	24.6	$ 5,064,828	26.0
Owner occupied	**4,521,414**	**16.2**	4,226,707	16.0	4,054,728	16.4	3,685,026	17.2	3,399,356	17.5
Real estate — construction	**7,336,943**	**26.3**	8,022,179	30.3	7,517,611	30.5	5,745,169	26.8	4,574,364	23.5
Real estate — mortgage	**4,840,423**	**17.3**	3,877,808	14.6	3,595,798	14.6	3,392,989	15.9	3,315,863	17.0
Total commercial	**23,573,684**	**84.4**	22,547,383	85.1	21,042,341	85.3	18,091,226	84.5	16,354,411	84.0
Retail:										
Real estate — mortgage	**3,485,818**	**12.5**	3,211,625	12.1	2,881,880	11.8	2,559,339	12.0	2,298,681	11.8
Retail loans — credit card	**295,055**	**1.0**	291,149	1.1	276,269	1.1	268,348	1.3	256,298	1.3
Retail loans — other	**603,003**	**2.2**	494,591	1.9	500,757	2.0	521,521	2.4	612,957	3.1
Total retail	**4,383,876**	**15.7**	3,997,365	15.1	3,658,906	14.9	3,349,208	15.7	3,167,936	16.2
Total loans	**27,957,560**		26,544,748		24,701,247		21,440,434		19,522,347	
Unearned income	**(37,383)**	**(0.1)**	(46,163)	(0.2)	(46,695)	(0.2)	(48,087)	(0.2)	(41,951)	(0.2)
Total loans, net of unearned income	**$27,920,177**	**100.0**	$26,498,585	100.0	$24,654,552	100.0	$21,392,347	100.0	$19,480,396	100.0

* Loan balance in each category, expressed as a percentage of total loans, net of unearned income.

Table 15 Loans by State
(Dollars in thousands)

	December 31, 2008		December 31, 2007	December 31, 2006
	Total Loans	As a % of Total Loan Portfolio	As a % of Total Loan Portfolio	As a % of Total Loan Portfolio
Georgia	**$14,663,865**	**52.6%**	**52.5%**	**52.8%**
Atlanta	5,287,116	18.9	19.9	19.8
Florida	**3,631,524**	**13.0**	**13.6**	**13.9**
West Florida	2,864,358	10.3	10.8	11.2
South Carolina	**4,245,765**	**15.2**	**15.0**	**14.5**
Tennessee	**1,348,649**	**4.8**	**4.8**	**4.3**
Alabama	**4,030,374**	**14.4**	**14.1**	**14.5**
Consolidated	**$27,920,177**	**100.0%**	**100.0%**	**100.0%**

Table 16 Residential Construction and Development Loans by State
(Dollars in thousands)

	December 31, 2008			
	Residential Construction and Development Portfolio	% of Total Residential Construction and Development Portfolio	Residential Construction and Development NPL	% of Residential Construction and Development NPL
Georgia	**$2,080,950**	**55.6%**	**$387,500**	**79.3%**
Atlanta	1,085,868	29.0	220,145	45.0
Florida	**406,855**	**10.9**	**50,070**	**10.2**
West Florida	299,345	8.0	45,560	9.3
South Carolina	**756,313**	**20.2**	**12,612**	**2.6**
Tennessee	**122,242**	**3.3**	**10,384**	**2.1**
Alabama	**373,077**	**10.0**	**28,448**	**5.8**
Consolidated	**$3,739,437**	**100.0%**	**$489,014**	**100.0%**

Table 17 Loan Maturity and Interest Rate Sensitivity
(In thousands)

	December 31, 2008			
	One Year Or Less	Over One Year Through Five Years	Over Five Years	Total
Selected loan categories:				
Commercial, financial, and agricultural	$3,767,395	2,540,582	566,927	6,874,904
Real estate-construction	5,382,418	1,790,999	163,526	7,336,943
Total	$9,149,813	4,331,581	730,453	14,211,847
Loans due after one year:				
Having predetermined interest rates				$ 1,853,369
Having floating or adjustable interest rates				3,208,665
Total				$ 5,062,034

Provision and Allowance for Loan Losses

Despite credit standards, internal controls, and a continuous loan review process, the inherent risk in the lending process results in periodic charge-offs. The provision for losses on loans is the charge to operating earnings necessary to maintain an adequate allowance for loan losses. Through the provision for losses on loans, Synovus maintains an allowance for losses on loans that management believes is adequate to absorb probable losses within the loan portfolio. However, future additions to the allowance may be necessary based on changes in economic conditions, as well as changes in assumptions regarding a borrower's ability to pay and/or collateral values. In addition, various regulatory agencies, as an integral part of their examination procedures, periodically review each banks allowance for loan losses. Based on their judgments about information available to them at the time of their examination, such agencies may require the banks to recognize additions to their allowance for loan losses.

Allowance for Loan Losses Methodology

During the second quarter of 2007 and first quarter of 2008, Synovus implemented certain refinements to its allowance for loan losses methodology, specifically the way that loss factors are derived. These refinements resulted in a reallocation of the factors used to determine the allocated and unallocated components of the allowance along with a more disaggregated approach to estimate the required allowance by loan portfolio classification. These changes did not have a significant impact on the total allowance for loan losses or provision for losses on loans upon implementation.

To determine the adequacy of the allowance for loan losses, a formal analysis is completed quarterly to assess the probable loss within the loan portfolio. This assessment, conducted by lending officers and each bank's loan administration department, as well as an independent holding company credit review function, includes analyses of historical performance, past due trends, the level of nonperforming loans, reviews of certain impaired loans, loan activity since the previous quarter, consideration of current economic conditions, and other pertinent information. Each loan is assigned a rating, either individually or as part of a homogeneous pool, based on an internally developed risk rating system. The resulting conclusions are reviewed and approved by senior management.

The allowance for loan losses consists of two components: the allocated and unallocated allowances. Both components of the allowance are available to cover inherent losses in the portfolio. The allocated component of the allowance is determined by type of loan within the commercial and retail portfolios. The allocated allowance for commercial loans includes an allowance for impaired loans which is determined as described in the following paragraph. Additionally, the allowance for commercial loans includes an allowance for non-impaired loans which is based on application of loss reserve factors to the components of the portfolio based on the assigned loan grades. The allocated allowance for retail loans is generally determined on pools of homogeneous loan categories. Loss percentage factors are based on the probable loss including qualitative factors. The probable loss considers the probability of default, the loss given default, and certain qualitative factors as determined by loan category and loan grade. Through December 31, 2007, the probability of default loss factors for commercial and retail loans were based on industry data. Beginning January 1, 2008, the probability of default loss factors for retail loans are based on internal default experience because this was the first reporting period when sufficient internal default data became available. Synovus believes that this data provides a more accurate estimate of probability of default considering the lower inherent risk of the retail portfolio and lower than expected charge-offs. The loss given default factors continue to be based on industry data because sufficient internal data is not yet available. The qualitative factors consider credit concentrations, recent levels and trends in delinquencies and nonaccrual loans, and growth in the loan portfolio. The occurrence of certain events could result in changes to the loss factors.

Accordingly, these loss factors are reviewed periodically and modified as necessary. The unallocated component of the allowance is established for losses that specifically exist in the remainder of the portfolio, but have yet to be identified. The unallocated component also compensates for the uncertainty in estimating loan losses. The unallocated component of the allowance is based upon economic factors, changes in the experience, ability, and depth of lending management and staff, and changes in lending policies and procedures, including underwriting standards. Certain macro-economic factors and changes in business conditions and developments could have a material impact on the collectability of the overall portfolio.

Considering current information and events regarding the borrowers' ability to repay their obligations, management considers a loan to be impaired when the ultimate collectability of all principal and interest amounts due, according to the contractual terms of the loan agreement, is in doubt. When a loan becomes impaired, management calculates the impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate. If the loan is collateral dependent, the fair value of the collateral is used to measure the amount of impairment. The amount of impairment and any subsequent changes are recorded through a charge to earnings, as an adjustment to the allowance for loan losses. When management considers a loan, or a portion thereof, as uncollectible, it is charged against the allowance for loan losses. A majority of Synovus' impaired loans are collateral dependent. Accordingly, Synovus has determined the impairment on these loans based upon fair value estimates (net of selling costs) of the respective collateral. Any deficiency of the collateral coverage is charged against the allowance. The required allowance (or the actual losses) on these impaired loans could differ significantly if the ultimate fair value of the collateral is significantly different from the fair value estimates used by Synovus in estimating such potential losses.

A summary by loan category of loans charged off, recoveries of loans previously charged off, and additions to the allowance through provision expense is presented in Table 19.

Total net charge-offs were $469.2 million or 1.73% of average loans for 2008 compared to $117.1 million or .46% for 2007. The residential construction and development portfolio represented $247.5 million or 52.7% of total net charge offs for 2008. Net charge offs in these categories also increased by $198.7 million from 2007 levels, representing 56% of the total increase of $352.1 million in consolidated net charge offs for the year. The West Florida market and Atlanta market represented $52.7 million and $106.9 million, respectively, of the total residential construction and development net charge-offs for 2008. Retail real estate mortgage net charge-offs, including home equity lines of credit, were $18.9 million in 2008 compared to $6.1 million in 2007.

Allocation of the Allowance for Loan Losses

As noted previously, during 2007 and 2008 Synovus implemented certain refinements to its allowance for loan losses methodology, specifically the way that loss factors are derived.

These refinements resulted in a reallocation of the factors used to determine the allocated and unallocated components of the allowance along with a more disaggregated approach to estimate the required allowance by loan portfolio classification. While these changes did not have a significant impact on the total allowance for loan losses or provision for losses on loans, the changes did impact the amounts allocated to each component of the portfolio.

Table 20 shows a five year comparison of the allocation of the allowance for loan losses. The allocation of the allowance for loan losses is based on several essential loss factors which could differ from the specific amounts or loan categories in which charge-offs may ultimately occur.

The allowance for loan losses to non-performing loans coverage was 64.91% at December 31, 2008, compared to 107.46% at December 31, 2007. The decline in the coverage ratio is impacted by the increase in collateral-dependent impaired loans, which have no allowance for loan losses as the estimated losses on these credits have been charged-off. Therefore, a more meaningful allowance for loan losses coverage ratio is the allowance to non-performing loans (excluding collateral-dependent impaired loans for which there is no related allowance for loan losses), which was 197.10% at December 31, 2008, compared to 337.49% at December 31, 2007. During times when non-performing loans are not significant, this coverage ratio — which measures the allowance for loan losses (which is there for the entire loan portfolio) against a small non-performing loans total — appears very large. As non-performing loans increase, this ratio will decline even with significant incremental additions to the allowance.

The allowance for loan losses allocated to non-performing loans (exclusive of collateral-dependent impaired loans which have no allowance, as the estimated losses on these loans have already been recognized) is as follows:

Table 18 Allowance for Loan Losses Allocated to Non-performing Loans

(Dollars in thousands)

	December 31, 2008	December 31, 2007
Non-performing loans, excluding collateral dependent impaired loans which have no allowance	**$303.6**	$108.9
Total allocated allowance for loan losses on above loans	**$ 68.5**	$ 20.5
Allocated allowance as a % of loans	**22.6%**	18.8%

Collateral-dependent impaired loans which have no allowance at December 31, 2008 (because they are carried at fair value net of selling costs) totaled $618.2 million, or 67.1% of non-performing loans. Synovus has recognized net charge-offs amounting to approximately 24% of the principal balance on these loans since they were placed on impaired status.

Commercial, financial and agricultural loans had an allocated allowance of $126.7 million or 1.8% of loans in the respective category at December 31, 2008, compared to $94.7 million or 1.5% at December 31, 2007. The increase in the allocated allowance is due to loan growth of 5.4% from the previous year-end and negative credit migration.

At December 31, 2008, the allocated component of the allowance for loan losses related to commercial real estate construction loans was $247.2 million, up 111.6% from $116.8 million in 2007. As a percentage of commercial real estate construction loans, the allocated allowance in this category was 3.4% at December 31, 2008, compared to 1.5% the previous year-end. The increase is primarily due to negative credit migration in the 1-4 family construction and residential development portfolios within the Atlanta and West Florida markets. As a percentage of total loans, the allowance for loan losses in this category was 26.3% of total loans, compared to 30.2% of total loans in the prior year. The decline in the allocated component as a percentage of total loans is primarily due to the increase in impaired loans which have been written down to fair value.

The unallocated allowance is .22% of total loans and 10.1% of the total allowance at December 31, 2008. This compares to .14% of total loans and 10.3% of the total allowance at December 31, 2007. The increase in the unallocated allowance during 2008 is primarily due to the macroeconomic downturn. Management believes that this level of unallocated allowance is adequate to provide for probable losses that are inherent in the loan portfolio and that have not been fully provided through the allocated allowance. Factors considered in determining the adequacy of the unallocated allowance include economic factors, changes in the experience, ability, and depth of lending management and staff, and changes in lending policies and procedures, including underwriting standards.

Table 19 Allowance for Loan Losses
(Dollars in thousands)

	December 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Allowance for loan losses at beginning of year	**$367,613**	314,459	289,612	265,745	226,059
Allowance for loan losses of acquired/divested subsidiaries, net	—	—	9,915	—	5,615
Loans charged off:					
Commercial:					
Commercial, financial, and agricultural	**95,186**	35,443	44,676	38,087	30,697
Owner occupied	**11,803**	1,347	2,695	2,603	613
Real estate — construction	**311,716**	61,055	3,899	1,367	383
Real estate — mortgage	**28,640**	13,318	4,795	3,972	2,532
Total commercial	**447,345**	111,163	56,065	46,029	34,225
Retail:					
Real estate — mortgage	**20,014**	6,964	3,604	4,393	2,327
Retail loans — credit card	**13,213**	8,172	8,270	11,383	7,728
Retail loans — other	**5,699**	4,910	4,867	5,421	6,688
Total retail	**38,926**	20,046	16,741	21,197	16,743
Total loans charged off	**486,271**	131,209	72,806	67,226	50,968
Recoveries on loans previously charged off:					
Commercial:					
Commercial, financial, and agricultural	**9,219**	7,735	7,304	3,890	5,334
Owner occupied	**397**	119	185	331	712
Real estate — construction	**2,673**	1,713	132	50	172
Real estate — mortgage	**1,035**	471	729	152	114
Total commercial	**13,324**	10,038	8,350	4,423	6,332
Retail:					
Real estate — mortgage	**1,138**	894	527	511	521
Retail loans — credit card	**1,557**	1,669	2,130	1,828	1,612
Retail loans — other	**1,057**	1,554	1,583	1,799	1,255
Total retail	**3,752**	4,117	4,240	4,138	3,388
Recoveries of loans previously charged off	**17,076**	14,155	12,590	8,561	9,720
Net loans charged off	**469,195**	117,054	60,216	58,665	41,248
Provision for losses on loans	**699,883**	170,208	75,148	82,532	75,319
Allowance for loan losses at end of year	**$598,301**	367,613	314,459	289,612	265,745
Allowance for loan losses to loans, net of unearned income	**2.14%**	1.39	1.28	1.35	1.36
Ratio of net loans charged off to average loans outstanding, net of unearned income	**1.71%**	0.46	0.26	0.29	0.23

Table 20 Allocation of Allowance for Loan Losses
(Dollars in thousands)

	December 31,									
	2008		2007		2006		2005		2004	
	Amount	% *	Amount	% *	Amount	% *	Amount	% *	Amount	% *
Commercial:										
Commercial, financial, and agricultural	**$126,695**	**24.6**	$ 94,741	24.2	$ 74,649	23.8	$ 83,995	24.6	$ 77,293	25.9
Owner occupied	**39,276**	**16.2**	29,852	16.0	38,712	16.4	34,000	17.2	22,609	17.4
Real estate — construction	**247,151**	**26.3**	116,791	30.2	73,799	30.5	55,095	26.8	47,596	23.5
Real estate — mortgage	**80,172**	**17.3**	41,737	14.7	40,283	14.6	40,108	15.9	46,973	17.1
Total commercial	**493,294**	**84.4**	283,121	85.1	227,443	85.3	213,198	84.5	194,471	83.9
Retail:										
Real estate — mortgage	**27,656**	**12.5**	27,817	12.1	6,625	11.8	6,445	12.0	5,335	11.8
Retail loans — credit card	**11,430**	**1.0**	10,900	1.1	8,252	1.1	8,733	1.3	8,054	1.4
Retail loans — other	**5,766**	**2.2**	8,017	1.9	9,237	2.0	8,403	2.4	7,086	3.1
Total retail	**44,852**	**15.7**	46,734	15.1	24,114	14.9	23,581	15.7	20,475	16.3
Unearned income		**(0.1)**		(0.2)		(0.2)		(0.2)		(0.2)
Unallocated	**60,155**		37,758		62,902		52,833		50,799	
Total allowance for loan losses	**$598,301**	**100.0**	$367,613	100.0	$314,459	100.0	$289,612	100.0	$265,745	100.0

* Loan balance in each category expressed as a percentage of total loans, net of unearned income.

Nonperforming Assets and Past Due Loans

Nonperforming assets consist of loans classified as non-accrual, restructured, impaired or held for sale and real estate acquired through foreclosure. Accrual of interest on loans is discontinued when reasonable doubt exists as to the full collection of interest or principal, or when they become contractually in default for 90 days or more as to either interest or principal, unless they are both well-secured and in the process of collection. Non-accrual loans consist of those loans on which recognition of interest income has been discontinued. Loans may be restructured as to rate, maturity, or other terms as determined on an individual credit basis. Demand and time loans, whether secured or unsecured, are generally placed on non-accrual status when principal and/or interest is 90 days or more past due, or earlier if it is known or expected that the collection of all principal and/or interest is unlikely. Loans past due 90 days or more, which based on a determination of collectability are accruing interest, are classified as past due loans. Non-accrual loans are reduced by the direct application of interest and principal payments to loan principal, for accounting purposes only.

Nonperforming assets increased $727.8 million to $1.17 billion at December 31, 2008 compared to year-end 2007. The nonperforming assets as a percentage of loans ratio increased to 4.16% as of December 31, 2008 compared to 1.67% as of year-end 2007. The increase in nonperforming assets was driven by residential real estate. Total nonperforming loans increased $579.6 million or 169.4% over year end 2007. 1-4 family property loans represent 58.6% of total nonperforming loans at December 31, 2008. Additionally, land acquisition loans represent 11.4% of total nonperforming loans at December 31, 2008. Nonperforming loans within the 1-4 family property and land acquisition portfolio sectors are concentrated in the Atlanta and West Florida markets, which together represent 40.2% of total nonperforming loans at December 31, 2008. At December 31, 2008, nonperforming loans in the West Florida market totaled $147.5 million while nonperforming loans in the Atlanta market totaled $352.5 million. West Florida and Atlanta represent 29.2% of our total loan portfolio at December 31, 2008.

During the three months ended December 31, 2008, Synovus continued to refine its non-performing assets disposal strategy. In addition to individual bank teams aggressively identifying and liquidating non-performing assets, Synovus formed a separate non-bank subsidiary, Broadway Asset Management, Inc. (BAM), to purchase, from time to time, certain non-performing assets from its subsidiary banks and centrally manage the liquidation of these assets. During this time, BAM acquired approximately $500 million non-performing assets and identified approximately $150 million of these assets for liquidation in the near term. The $150 million identified for liquidation is comprised of foreclosed assets of approximately $67 million and impaired loans of approximately $83 million, which will be transferred to other real estate and sold upon foreclosure. Additional write-downs of approximately $50 million were recognized on the identified assets during the three months ended December 31, 2008 to reflect the estimated proceeds from liquidation.

Provision expense for the three months ended December 31, 2008 was $363.9 million, an increase of $212.5 million compared to the prior quarter. The Atlanta market accounted for $120.7 million of the total provision expense, while the West Florida market accounted for $35.7 million of the total provision expense.

Other real estate totaled $246.1 million at December 31, 2008, which represented a $144.6 million increase over year end 2007. Residential real estate represented $173.4 million of the total. The Atlanta and West Florida markets represented $144.4 million of other real estate at December 31, 2008.

As a percentage of total loans outstanding, loans 90 days past due and still accruing interest were .14% at December 31, 2008. This compares to .13% at year-end 2007. These loans are in the process of collection, and management believes that sufficient collateral value securing these loans exists to cover contractual interest and principal payments.

Management continuously monitors non-performing and past due loans, to prevent further deterioration regarding the condition of these loans. Potential problem loans are defined by management as certain performing loans with a well defined weakness and where there is information about possible credit problems of borrowers which causes management to have doubts as to the ability of such borrowers to comply with the present repayment terms. Management's decision to include performing loans in the category of potential problem loans means that management has recognized a higher degree of risk associated with these loans. In addition to accruing loans 90 days past due, Synovus had approximately $830 million of potential problem commercial and commercial real estate loans at December 31, 2008. Management's current expectation of probable losses from potential problem loans is included in the allowance for loan losses at December 31, 2008.

Table 21 Nonperforming Assets and Past Due Loans
(Dollars in thousands)

	December 31, 2008	2007	2006	2005	2004
Nonperforming loans	**$ 921,708**	342,082	96,622	82,175	80,456
Other real estate	**246,121**	101,487	25,923	16,500	21,492
Impaired loans held for sale	**3,527**	—	—	—	—
Nonperforming assets	**$1,171,356**	443,569	122,545	98,675	101,948
Net charge-offs	**$ 469,195**	239,793	134,465	63,813	117,055
Net charge-offs/average loans	**1.71%**	1.18	0.99	0.95	0.46
Loans 90 days past due and still accruing interest total outstanding	**$ 38,794**	33,663	34,495	16,023	18,138
As a % of loans	**0.14%**	0.13	0.14	0.07	0.09
Total past due loans and still accruing	**$ 362,538**	403,180	365,046	377,999	270,496
As a % of loans	**1.30%**	1.46	1.33	1.39	1.02
Allowance for loan losses	**$ 598,301**	367,613	314,459	289,612	265,745
Allowance for loan losses as a % of loans	**2.14%**	1.39	1.28	1.35	1.36
As a % of loans and other real estate:					
Nonperforming loans	**3.28%**	1.29	0.39	0.38	0.41
Other real estate	**0.88**	0.38	0.11	0.08	0.11
Nonperforming assets	**4.16%**	1.67	0.50	0.46	0.52
Allowance for loan losses to nonperforming loans	**64.91%**	107.46	325.45	352.43	330.30

Interest income on non-performing loans outstanding on December 31, 2008, that would have been recorded if the loans had been current and performed in accordance with their original terms was $96.8 million for the year ended December 31, 2008. Interest income recorded on these loans for the year ended December 31, 2008 was $52.2 million.

Table 22 Nonperforming Assets Ratio by State

	December 31, 2008	2007	2006
Georgia	**5.28%**	1.70	0.37
Atlanta	**8.61**	3.06	0.87
Florida	**5.52**	4.12	0.46
West Florida	**6.65**	5.11	0.50
South Carolina	**1.68**	0.55	0.27
Tennessee	**2.62**	0.63	0.63
Alabama	**1.86**	0.71	0.45
Consolidated	**4.16%**	1.67	0.50

Table 23 Composition of Loan Portfolio and Nonperforming Loans

Loan Type	December 31, 2008		December 31, 2007	
	Loans as a Percentage of Total Loans Outstanding	Nonperforming Loans as a Percentage of Total Nonperforming Loans	Loans as a Percentage of Total Loans Outstanding	Nonperforming Loans as a Percentage of Total Nonperforming Loans
Commercial Real Estate				
Multi-family	**2.0%**	**0.4**	1.8%	0.5
Hotels	**3.5**	**1.0**	2.3	—
Office buildings	**3.6**	**0.8**	3.6	1.8
Shopping centers	**3.8**	**0.4**	3.2	0.2
Commercial development	**3.1**	**2.7**	3.6	2.3
Other investment property	**3.4**	**1.0**	2.6	1.3
Total Investment Properties	**19.4**	**6.3**	17.1	6.1
1-4 family construction	**5.8**	**28.0**	8.4	30.8
1-4 family perm/mini-perm	**5.1**	**5.6**	4.8	10.0
Residential development	**7.6**	**25.1**	8.7	23.3
Total 1-4 Family Properties	**18.5**	**58.7**	21.9	64.1
Land Acquisition	**5.6**	**11.4**	5.8	10.4
Total Commercial Real Estate	**43.5**	**76.4**	44.8	80.6
Commercial, Financial, Agricultural	**24.6**	**11.4**	24.3	12.2
Owner-Occupied	**16.2**	**8.1**	16.0	3.6
Total Commercial and Industrial Loans	**40.8**	**19.5**	40.3	15.8
Home Equity	**6.2**	**0.9**	5.8	1.1
Consumer Mortgages	**6.3**	**2.9**	6.3	2.0
Credit Card	**1.1**	**—**	1.1	—
Other Retail Loans	**2.2**	**0.3**	1.9	0.5
Total Retail	**15.8**	**4.1**	15.1	3.6
Unearned Income	**(0.1)**	**—**	(0.2)	—
Total	**100.0%**	**100.0**	100.0%	100.0

Table 23 shows the composition of the loan portfolio and nonperforming loans classified by loan type as of December 31, 2008 and 2007. The commercial real estate category is further segmented into the various property types determined in accordance with the purpose of the loan. Commercial real estate represents 43.5% of total loans and is diversified among many property types. These include commercial investment properties, 1-4 family properties, and land acquisition. Commercial investment properties, as shown in Table 23, represent 19.4% of total loans and 43.6% of total commercial real estate loans at December 31, 2008. No category of commercial investment properties exceeds 5% of the total loan portfolio. 1-4 family properties include 1-4 family construction, commercial 1-4 family mortgages, and residential development loans. These properties are further diversified geographically; approximately 25% of 1-4 family property loans are secured by properties in the Atlanta market and approximately 9% are secured by properties in coastal markets. Land acquisition represents less than 6% of total loans.

Deposits

Deposits provide the most significant funding source for interest earning assets. Table 24 shows the relative composition of average deposits for 2008, 2007, and 2006. Refer to Table 25 for the maturity distribution of time deposits of $100,000 or more. These larger deposits represented 34.5% and 29.5% of total deposits at December 31, 2008 and 2007, respectively. Synovus continues to maintain a strong base of large denomination time deposits from customers within the local market areas of subsidiary banks. Synovus also utilizes national market brokered time deposits as a funding source while continuing to maintain and grow its local market large denomination time deposit base. Time deposits over $100,000 at December 31, 2008, 2007, and 2006 were $9.89 billion, $7.35 billion, and $7.10 billion, respectively. Interest expense for the years ended December 31, 2008, 2007, and 2006, on these large denomination deposits was $332.4 million, $364.2 million, and $299.7 million, respectively.

In 2008, Synovus continued to focus on growing in-market core deposits, particularly through the shared deposit products which allow the customer to access a higher level of FDIC insurance through our multi-bank organization. Core deposits (total deposits excluding national market brokered money market and time deposits) grew 5.1% from December 31, 2007 to December 31, 2008. Core deposit growth for the year was primarily due to growth in time deposits of $1.97 billion, which was partially offset by a decline of $983 million in money market accounts. From December 31, 2006 to December 31, 2007, core deposits grew 0.2%.

Because of our multiple charter structure, Synovus has the ability to offered certain shared deposit products that have helped to drive core deposit growth during the second half of 2008. At December 31, 2008, Synovus' Shared CD and Money Market accounts offer customers the unique opportunity to access up to $7.8 million in FDIC insurance by spreading deposits across its 31 separately-chartered banks. Shared products at December 31, 2008 were $1.74 billion, an increase of $1.57 billion compared to December 31, 2007.

Average deposits increased $1.68 billion or 6.8%, to $26.50 billion in 2008 from $24.82 billion in 2007. Average interest bearing deposits, which include interest bearing demand deposits, money market accounts, savings deposits, and time deposits, increased $1.65 billion or 7.7% from 2007. Average non-interest bearing demand deposits increase $30.54 million or 0.9% during 2008. Average interest bearing deposits increased $2.15 billion or 11.2% from 2006 to 2007, while average non-interest bearing demand deposits decreased $108.8 million, or 3.1%. See Table 7 for further information on average deposits, including average rates paid in 2008, 2007, and 2006.

Table 24 Average Deposits

(Dollars in thousands)	2008	% *	2007	% *	2006	% *
Non-interest bearing demand deposits	**$ 3,440,047**	**13.0**	$ 3,409,506	13.7	$ 3,518,312	15.4
Interest bearing demand deposits	**3,158,228**	**11.9**	3,125,802	12.6	3,006,308	13.2
Money market accounts	**7,984,231**	**30.1**	7,714,360	31.1	6,515,079	28.6
Savings deposits	**452,661**	**1.7**	483,368	1.9	542,793	2.4
Time deposits under $100,000	**2,979,079**	**11.2**	2,940,919	11.8	2,791,759	12.3
Time deposits $100,000 and over	**8,484,823**	**32.1**	7,147,434	28.9	6,404,391	28.1
Total average deposits	**$26,499,069**	**100.0**	$24,821,389	100.0	$22,778,642	100.0

* Average deposits balance in each category expressed as percentage of total average deposits.

Table 25 Maturity Distribution of Time Deposits of $100,000 or More

(In thousands)	December 31, 2008
3 months or less	$2,656,101
Over 3 months through 6 months	2,111,422
Over 6 months through 12 months	3,251,541
Over 12 months	1,865,728
Total outstanding	$9,884,792

Market Risk And Interest Rate Sensitivity

Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. This risk of loss can be reflected in either diminished current market values or reduced current and potential net income. Synovus' most significant market risk is interest rate risk. This risk arises primarily from Synovus' core community banking activities of extending loans and accepting deposits.

Managing interest rate risk is a primary goal of the asset liability management function. Synovus attempts to achieve consistent growth in net interest income while limiting volatility arising from changes in interest rates. Synovus seeks to accomplish this goal by balancing the maturity and repricing characteristics of assets and liabilities along with the selective use of derivative instruments. Synovus manages its exposure to fluctuations in interest rates through policies established by its Asset Liability Management Committee (ALCO) and approved by the Board of Directors. ALCO meets periodically and has responsibility for developing asset liability management policies, reviewing the interest rate sensitivity of the Company, and developing and implementing strategies to improve balance sheet structure and interest rate risk positioning.

Simulation modeling is the primary tool used by Synovus to measure its interest rate sensitivity. On at least a quarterly basis, the following twenty-four month time period is simulated to determine a baseline net interest income forecast and the sensitivity of this forecast to changes in interest rates. The baseline forecast assumes an unchanged or flat interest rate environment. These simulations include all of our earning assets, liabilities and derivative instruments. Forecasted balance sheet changes, primarily reflecting loan and deposit growth expectations, are included in the periods modeled. Projected rates for new loans and deposits are based on management's outlook and local market conditions.

The magnitude and velocity of rate changes among the various asset and liability groups exhibit different characteristics for each possible interest rate scenario; additionally, customer loan and deposit preferences can vary in response to changing interest rates. Simulation modeling enables Synovus to capture the effect of these differences. Synovus is also able to model expected changes in the shape of interest rate yield curves for each rate scenario. Simulation also enables Synovus to capture the effect of expected prepayment level changes on selected assets and liabilities subject to prepayment.

During 2008, the financial markets experienced severe stress with many markets experiencing previously unseen levels of illiquidity. Lack of properly functioning markets and a significant decline in economic activity led the Federal Reserve to implement sizable decreases in the targeted Federal Funds rate. This rate, which began the year at 4.25%, was reduced in several steps with the final decrease bringing the targeted range to 0% to .25%. Synovus entered 2008 in a moderately asset sensitive position with limited expected impact on net interest in modestly changing interest rate environments. The unexpected frequency and magnitude of rate decreases during the year resulted in a more significant impact on net interest income. Significant competitive pressures on deposit pricing as well as many deposit types reaching implied floors were primary contributors to the pressure on net interest income.

Synovus' rate sensitivity position is indicated by selected results of net interest income simulations. In these simulations, Synovus has modeled the impact of a gradual increase in short-term interest rates of 100 and 200 basis points to determine the sensitivity of net interest income for the next twelve months. Due to short-term interest rates being at or near 0% at this time, only rising rate scenarios have been modeled. As illustrated in Table 26, the net interest income sensitivity model indicates that, compared with a net interest income forecast assuming stable rates, net interest income is projected to increase by 0.9% and increase by 3.9% if interest rates increased by 100 and 200 basis points, respectively. These changes were within Synovus' policy limit of a maximum 5% negative change.

The actual realized change in net interest income would depend on several factors. These factors include, but are not limited to, actual realized growth in asset and liability volumes, as well as the mix experienced over these time horizons. Market conditions and their resulting impact on loan, deposit, and wholesale funding pricing would also be a primary determinant in the realized level of net interest income.

Synovus is also subject to market risk in certain of its fee income business lines. Financial management services revenues, which include trust, brokerage, and financial planning fees, can be affected by risk in the securities markets, primarily the equity securities market. A significant portion of the fees in this unit are determined based upon a percentage of asset values. Weaker securities markets and lower equity values have had an adverse impact on the fees generated by these operations. Mortgage banking income is also subject to market risk. Mortgage loan originations are sensitive to levels of mortgage interest rates and therefore, mortgage revenue could be negatively impacted during a period of rising interest rates. The extension of commitments to customers to fund mortgage loans also subjects Synovus to market risk. This risk is primarily created by the time period between making the commitment and closing and delivering the loan. Synovus seeks to minimize this exposure by utilizing various risk management tools, the primary of which are forward sales commitments and best efforts commitments.

Table 26 Twelve Month Net Interest Income Sensitivity

Change in Short-Term Interest Rates (In basis points)	Estimated change in Net Interest Income — As of December 31, 2008	As of December 31, 2007
+ 200	3.9%	1.5%
+ 100	0.9%	(0.1)%
Flat	—	—
- 100	—	(1.5)%
- 200	—	(2.7)%

Derivative Instruments for Interest Rate Risk Management

As part of its overall interest rate risk management activities, Synovus utilizes derivative instruments to manage its exposure to various types of interest rate risks. The primary instruments utilized by Synovus are interest rate swaps where Synovus receives a fixed rate of interest and pays a floating rate tied to either the prime rate or LIBOR. These swaps are utilized to hedge the variability of cash flows or fair values of on-balance sheet assets and liabilities.

Interest rate derivative contracts utilized by Synovus include end-user hedges, all of which are designated as hedging specific assets or liabilities. These hedges are executed and managed in coordination with the overall interest rate risk management function. Management believes that the utilization of these instruments provides greater financial flexibility and efficiency in managing interest rate risk.

The notional amount of interest rate swap contracts utilized by Synovus as part of its overall interest rate risk management activities as of December 31, 2008 and 2007 was $1.84 billion and $2.76 billion, respectively. The notional amounts represent the amount on which calculations of interest payments to be exchanged are based.

Entering into interest rate derivatives contracts potentially exposes Synovus to the risk of counterparties' failure to fulfill their legal obligations including, but not limited to, potential amounts due or payable under each derivative contract. This credit risk is normally a small percentage of the notional amount and fluctuates based on changes in interest rates. Synovus analyzes and approves credit risk for all potential derivative counterparties prior to execution of any derivative transaction. Synovus limits credit risk by dealing with highly-rated counterparties, and by obtaining collateralization for exposures above certain predetermined limits.

A summary of these interest rate contracts and their terms at December 31, 2008 and 2007 is shown in Table 27. The fair value (net unrealized gains and losses) of these contracts has been recorded on the consolidated balance sheets.

During 2008, a total of $1.3 billion in notional amounts of interest rate contracts matured and $377.5 million were terminated. A total notional amount of $1.8 billion matured in 2007 and $185 million were terminated. Interest rate contracts contributed additional net interest income of $42.3 million and a 14 basis point increase in the net interest margin for 2008. For 2007, interest rate contracts contributed an increase in net interest expense of $4.2 million and a 1 basis point decrease to the net interest margin.

Table 27 Interest Rate Contracts

(Dollars in thousands)

	Notional Amount	Weighted Average Receive Rate	Weighted Average Pay Rate *	Weighted Average Maturity In Months	Unrealized Gains	Unrealized Losses	Net Unrealized Gains (Losses)
December 31, 2008							
Receive fixed swaps:							
Fair value hedges	**$ 993,936**	**3.88%**	**1.52%**	**25**	**$ 38,482**	**(1)**	**38,481**
Cash flow hedges	**850,000**	**7.86**	**3.25**	**25**	**65,125**	**—**	**65,125**
Total	**$1,843,936**	**5.72%**	**2.31%**	**25**	**$103,607**	**(1)**	**103,606**
December 31, 2007							
Receive fixed swaps:							
Fair value hedges	$ 1,957,500	4.97%	4.87%	25	$ 20,349	(2,268)	18,081
Cash flow hedges	800,000	8.06	7.25	34	32,340	—	32,340
Total	$ 2,757,500	5.87%	5.56%	28	$ 52,689	(2,268)	50,421

* Variable pay rate based upon contract rates in effect at December 31, 2008 and 2007

Liquidity

Liquidity represents the extent to which Synovus has readily available sources of funding needed to meet the needs of depositors, borrowers and creditors, to support asset growth, to maintain reserve requirements and to otherwise sustain our operations, at a reasonable cost, on a timely basis and without adverse consequences. Synovus generates liquidity through maturities and repayments of loans by customers, deposit growth, and access to sources of funds other than deposits, such as borrowings from third parties. Synovus believes that its liquidity position is enhanced by our current capital cushion, our significant core deposit base, and our positive credit ratings, which work to both mitigate the extent to which we need to apply our liquidity to reserves and other uses, and to improve our ability to gain access to important sources of liquidity other than from Synovus' ongoing business operations.

The Synovus Asset Liability Management Committee (ALCO), operating under liquidity and funding policies approved by the Board of Directors, actively analyzes and manages Synovus' liquidity position in coordination with the subsidiary banks. These subsidiaries maintain liquidity in the form of cash, investment securities, and cash derived from prepayments and maturities of both their investment and loan portfolios. Liquidity is also enhanced by the acquisition of new deposits. The subsidiary banks monitor deposit flows and evaluate alternate pricing structures in an effort to retain and grow deposits. In the current market environment, customer confidence is a critical element in growing and retaining deposits. In this regard, Synovus subsidiary banks' asset quality could play a larger role in the stability of our deposit base. In the event asset quality declined significantly from its current level, the ability to grow and retain deposits could be diminished, which in turn could reduce our liquidity.

The subsidiary banks' strong reputation in the national deposit markets provides an additional source of liquidity. This reputation allows subsidiary banks to issue longer-term certificates of deposit across a broad geographic base to increase their liquidity and funding positions. Selected Synovus subsidiary banks have the capacity to access funding through their membership in the Federal Home Loan Bank System. At year-end 2008, most Synovus subsidiary banks had access to incremental funding, subject to available collateral and Federal Home Loan Bank credit policies, through utilization of Federal Home Loan Bank advances.

Certain Synovus subsidiary banks have access to overnight federal funds lines with various financial institutions, which can be drawn upon for short-term liquidity needs. These lines are extended at the ongoing discretion of the correspondent financial institutions with Synovus' credit rating being a primary determinant in the continued availability of these lines. Should Synovus' credit rating decline to a level below what is considered to be investment grade, these lines' availability would be significantly diminished. For this reason, Synovus does not believe that being overly dependent on this funding source represents prudent liquidity management. During the second half of 2008, a period of significant financial market stress, our subsidiary banks' utilization of this funding source was reduced in order to provide greater ongoing liquidity flexibility. As an additional short-term liquidity source, selected Synovus banks maintain collateralized borrowing accounts with the Federal Reserve Bank.

The Parent Company requires cash for various operating needs including dividends to shareholders, (including dividends on the Series A Preferred Stock), business combinations, capital infusions into subsidiaries, the servicing of debt, and the payment of general corporate expenses. The primary source of liquidity for the Parent Company is dividends and management fees from the subsidiary banks. Due to limitations resulting primarily from lower earnings in 2008, Synovus expects that dividends from subsidiaries will be significantly lower than those received in previous years. In addition, current market conditions and increases in expenses and fixed costs (including dividends on the Series A Preferred Stock) will likely continue to put additional pressure on liquidity. The Parent Company also enjoys a solid reputation and credit standing in the capital markets and has historically had the ability to raise substantial amounts of funds in the form of either short or long-term borrowings. Maintaining adequate credit ratings is essential to Synovus' continued cost-effective access to these capital market funding sources. Given the weakened economy and current market conditions, especially the current inability of nearly all public financial services companies to access the public capital markets, there is no assurance that the Parent Company will, if it chooses to do so, be able to obtain new borrowings or issue additional equity on terms that are satisfactory, if at all. While liquidity is an ongoing challenge for all financial institutions, Synovus believes that the sources of liquidity discussed above, including existing liquid funds on hand, are sufficient to meet its anticipated funding needs for the foreseeable future. Table 28 sets forth certain information about contractual cash obligations at December 31, 2008.

The consolidated statements of cash flows detail cash flows from operating, investing, and financing activities. Cash provided by operating activities was $834.8 million for the year ended December 31, 2008, while financing activities provided $3.01 billion. Investing activities used $4.01 billion of these amounts, resulting in a net decrease in cash and cash equivalents of $158.3 million. Cash of $210.5 million was retained by TSYS as a result of the tax-free spin-off of TSYS to Synovus shareholders on December 31, 2007.

Table 28 Contractual Cash Obligations
(In thousands)

	Payments Due After December 31, 2008				
	1 Year or Less	Over 1 - 3 Years	4 - 5 Years	After 5 Years	Total
Long-term debt	$588,000	684,105	317,173	460,852	2,050,130
Capital lease obligations	533	760	879	4,626	6,798
Operating leases	20,458	39,070	36,682	136,087	232,297
Total contractual cash obligations	$608,991	723,935	354,734	601,565	2,289,225

Capital Resources

Synovus has always placed great emphasis on maintaining a strong capital base and continues to exceed regulatory capital requirements. Management is committed to maintaining a capital level sufficient to assure shareholders, customers, and regulators that Synovus is financially sound, and to enable Synovus to provide a desirable level of profitability. Synovus historically has had the ability to generate internal capital growth sufficient to support the asset growth it has experienced. Total shareholders' equity of $3.8 billion represented 10.58% of total assets at December 31, 2008.

As noted in the section titled "Cumulative Preferred Stock," Synovus received proceeds of $967,870,000 from the sale of preferred stock and warrants to the U.S. Treasury as part of the government's Capital Purchase Program. For regulatory capital purposes, the preferred stock issued to the Treasury is treated the same as noncumulative perpetual preferred stock as an unrestricted core capital element included in Tier 1 capital. Accordingly, the increase in regulatory capital and respective ratios at December 31, 2008 compared to December 31, 2007 is due primarily to the Treasury Department's Capital Purchase Program.

The regulatory banking agencies use a risk-adjusted calculation to aid them in their determination of capital adequacy by weighting assets based on the credit risk associated with on- and off-balance sheet assets. The majority of these risk-weighted assets for Synovus are on-balance sheet assets in the form of loans. Approximately 9.9% of risk-weighted assets are considered off-balance sheet assets and primarily consist of letters of credit and loan commitments that Synovus enters into in the normal course of business. Capital is categorized into two types: Tier I and Tier II. As a financial holding company, Synovus and its subsidiary banks are required to maintain capital levels required for a well-capitalized institution, as defined in the regulations. The regulatory agencies define a well-capitalized bank as one that has a leverage ratio of at least 5%, a Tier I capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. At December 31, 2008, Synovus and all subsidiary banks were in excess of the minimum capital requirements with a consolidated Tier I capital ratio of 11.22% and a total risk-based capital ratio of 14.56%, compared to Tier I and total risk-based capital ratios of 9.11% and 12.66%, respectively, in 2007 as shown in Table 29.

In addition to the risk-based capital standards, a minimum leverage ratio of 4% is required for the highest-rated financial holding companies that are not undertaking significant expansion programs. An additional 1% to 2% may be required for other companies, depending upon their regulatory ratings and expansion plans. The leverage ratio is defined as Tier I capital divided by quarterly average assets, net of certain intangibles. Synovus had a leverage ratio of 10.28% at December 31, 2008 and 8.65% at December 31, 2007, significantly exceeding regulatory requirements.

Table 29 Capital Ratios
(Dollars in thousands)

	December 31,	
	2008	2007
Tier I capital:		
Shareholders' equity	**$ 3,787,158**	3,441,590
Less: net unrealized gains on investment securities available for sale	**(92,069)**	(16,024)
Less: net unrealized loss on available for sale equity securities	**(1,288)**	—
Less: net unrealized gains on cash flow hedges	**(37,185)**	(15,415)
Disallowed intangibles	**(60,986)**	(547,278)
Disallowed deferred tax assets	—	(6,862)
Other deductions from Tier 1 Capital	**(9,474)**	(4,464)
Deferred tax liability on core deposit premium related to acquisitions	**6,534**	8,776
Qualifying trust preferred securities	**10,158**	10,235
Total Tier I capital	**$ 3,602,848**	2,870,558

Tier II capital:		
Qualifying subordinated debt	**$ 667,752**	750,000
Eligible portion of the allowance for loan losses	**403,876**	367,613
Total Tier II capital	**1,071,628**	1,117,613
Total risk-based capital	**$ 4,674,476**	3,988,171
Total risk-adjusted assets	**$32,106,501**	31,505,022
Tier I capital ratio	**11.22%**	9.11
Total risk-based capital ratio	**14.56**	12.66
Leverage ratio	**10.28**	8.65
Regulatory minimums (for well-capitalized status:)		
Tier I capital ratio	**6.00%**	6.00
Total risk-based capital ratio	**10.00**	10.00
Leverage ratio	**5.00**	5.00

Market and Stock Price Information

Table 30 presents stock price information For The Years Ended December 31, 2008 and 2007 based on the closing stock price as reported on the New York Stock Exchange. The stock prices shown below for 2008 reflect the adjustment of the trading price of Synovus common stock after giving effect to the spin-off of TSYS on December 31, 2007

Table 30 Stock Price Information

	High	Low
2008		
Quarter ended December 31, 2008	**$11.50**	**6.68**
Quarter ended September 30, 2008	**11.60**	**7.56**
Quarter ended June 30, 2008	**12.84**	**8.73**
Quarter ended March 31, 2008	**13.49**	**10.80**
2007		
Quarter ended December 31, 2007	$ 28.94	22.54
Quarter ended September 30, 2007	31.47	26.42
Quarter ended June 30, 2007	33.31	30.70
Quarter ended March 31, 2007	33.39	30.61

As of February 13, 2009, there were approximately 22,188 shareholders of record of Synovus common stock, some of which are holders in nominee name for the benefit of a number of different shareholders. Table 30 displays high and low stock price quotations of Synovus common stock which are based on actual transactions.

Dividends

Synovus (and its predecessor companies) has paid cash dividends on its common stock in every year since 1891. As a result of the TSYS spin-off, Synovus adjusted its cash dividend so that Synovus shareholders who retained their TSYS shares would initially receive, in the aggregate, the same cash dividends per share that were paid before the spin-off. Accordingly, Synovus adjusted its quarterly cash dividend for the three months ended March 31 and June 30, 2008 to $0.17 per share, respectively. On September 10, 2008, Synovus announced that its Board of Directors had voted to reduce its dividend by 65% to $0.06 per share to further strengthen Synovus' financial position by preserving its capital base. Dividends per share for the three months ended September 30 and December 31, 2008 were $0.06 per share. Dividends per share for the year ended December 31, 2008 were $0.46 per share. Management closely monitors trends and developments in credit quality, liquidity (including dividends from subsidiaries, which are expected to be significantly lower than those received in previous years), financial markets and other economic trends, as well as regulatory requirements, all of which impact Synovus' capital position, and will continue to periodically review dividend levels to determine if they are appropriate in light of these factors.

Synovus' participation in the Capital Purchase Program restricts its ability to increase the quarterly cash dividends payable on Synovus common stock. Prior to December 19, 2011, unless Synovus has redeemed the Series A preferred stock or the Treasury has transferred the Series A preferred stock to a third party, the consent of the Treasury will be required for Synovus to pay a quarterly cash dividend of more than $0.06 per share or make any distribution on its common stock. In addition, the Federal Reserve Board also has supervisory authority that may limit Synovus' ability to pay dividends under certain circumstances. Based on guidance issued by the Federal Reserve Board on February 24, 2009, Synovus must consult with the Federal Reserve Board prior to declaring and paying any future dividends.

Table 31 presents information regarding dividends declared during the years ended December 31, 2008 and 2007. The dividends shown below for 2008 reflect the adjustment of the dividends declared on Synovus common stock after giving effect to the spin-off of TSYS on December 31, 2007.

Table 31 Dividends

Date Declared	Date Paid	Per Share Amount
2008		
December 9, 2008	**January 2, 2009**	**$.0600**
September 10, 2008	**October 1, 2008**	**.0600**
June 9, 2008	**July 1, 2008**	**.1700**
March 10, 2008	**April 1, 2008**	**.1700**
2007		
November 30, 2007	January 2, 2008	$ .2050
September 15, 2007	October 1, 2007	.2050
May 24, 2007	July 2, 2007	.2050
March 8, 2007	April 2, 2007	.2050

Commitments and Contingencies

Table 32 and Note 12 to the consolidated financial statements provide additional information on short-term and long-term borrowings.

Synovus and its subsidiaries are subject to various legal proceedings and claims that arise in the ordinary course of its business. In the ordinary course of business, Synovus and its subsidiaries are also subject to regulatory examinations, information gathering requests, inquiries and investigations. Synovus establishes accruals for litigation and regulatory matters when those matters present loss contingencies that Synovus determines to be both probable and reasonably estimable. In the pending regulatory matter described below, loss contingencies are not reasonably estimable in the view of management, and, accordingly, a reserve has not been established for this matter. Based on current knowledge, advice of counsel and available insurance coverage, management does not believe that the eventual outcome of pending litigation and/or regulatory matters, including the pending regulatory matter described below, will have a material adverse effect on Synovus' consolidated financial condition, results of operations or cash flows. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to Synovus' results of operations for any particular period.

As previously disclosed, the FDIC conducted an investigation of the policies, practices and procedures used by Columbus Bank and Trust Company (CB&T), a wholly owned banking subsidiary of Synovus Financial Corp. (Synovus), in connection with the credit card programs offered pursuant to its Affinity Agreement with CompuCredit Corporation (CompuCredit). CB&T issues credit cards that are marketed and serviced by CompuCredit pursuant to the Affinity Agreement. A provision of the Affinity Agreement generally requires CompuCredit to indemnify CB&T for losses incurred as a result of the failure of credit card programs offered pursuant to the Affinity Agreement to comply with applicable law. Synovus is subject to a per event 10% share of any such loss, but Synovus' 10% payment obligation is limited to a cumulative total of $2 million for all losses incurred.

On June 9, 2008, the FDIC and CB&T entered into a settlement related to this investigation. CB&T did not admit or deny any alleged violations of law or regulations or any unsafe and unsound banking practices in connection with the settlement. As a part of the settlement, CB&T and the FDIC entered into a Cease and Desist Order and Order to Pay whereby CB&T agreed to: (1) pay a civil money penalty in the amount of $2.4 million; (2) institute certain changes to CB&T's policies, practices and procedures in connection with credit card programs; (3) continue to implement its compliance plan to maintain a sound risk-based compliance management system and to modify them, if necessary, to comply with the Order; and (4) maintain its previously established Director Compliance Committee to oversee compliance with the Order. CB&T has paid the civil money penalty, and that payment is not subject to the indemnification provisions of the Affinity Agreement described above.

CB&T and the FDIC also entered into an Order for Restitution pursuant to which CB&T agreed to establish and maintain an account in the amount of $7.5 million to ensure the availability of restitution with respect to categories of consumers, specified by the FDIC, who activated Aspire credit card accounts issued pursuant to the Affinity Agreement on or before May 31, 2005. The FDIC may require the account to be applied if, and to the extent that, CompuCredit defaults, in whole or in part, on its obligation to pay restitution to any consumers required under the settlement agreements CompuCredit entered into with the FDIC and the Federal Trade Commission (FTC) on December 19, 2008. Those settlement agreements require CompuCredit to credit approximately $114 million to certain customer accounts that were opened between 2001 and 2005 and subsequently charged off or were closed with no purchase activity. CompuCredit has stated that this restitution involves mostly non-cash credits — in effect, reversals of amounts for which payments were never received. In addition, CompuCredit has stated that cash refunds to consumers are estimated to be approximately $3.7 million. This $7.5 million account represents a contingent liability of CB&T. At December 31, 2008, CB&T has not recorded a liability for this contingency.

Any amounts paid from the restitution account are expected to be subject to the indemnification provisions of the Affinity Agreement described above. Synovus does not currently expect that the settlement will have a material adverse effect on its consolidated financial condition, results of operations or cash flows.

On May 23, 2008, CompuCredit and its wholly owned subsidiary, CompuCredit Acquisition Corporation, sued CB&T and Synovus in the State Court of Fulton County, Georgia, alleging breach of contract with respect to the Affinity Agreement. This case has subsequently been transferred to Georgia Superior Court, *CompuCredit Corp,. v. Columbus Bank and Trust Co.*, Case No. 08-CV-157010 (Ga. Super Ct.) (the "Superior Court Litigation"). CompuCredit seeks compensatory and general damages in an unspecified amount, a full accounting of the shares received by CB&T and Synovus in connection with the MasterCard and Visa initial public offerings and remittance of certain of those shares to CompuCredit, and the transfer of accounts under the Affinity Agreement to a third-party. CB&T and Synovus intend to vigorously defend themselves against these allegations. Based on current knowledge and advice of counsel, management does not believe that the eventual outcome of this case will have a material adverse effect on Synovus' consolidated financial condition, results of operations or cash flows. It is possible, however, that in the event of unexpected future developments the ultimate resolution of this matter, if unfavorable, may be material to Synovus' results of operations for any particular period.

On October 24, 2008, a putative class action lawsuit was filed against CompuCredit and CB&T in the United States District Court for the Northern District of California, Greenwood v. CompuCredit, et. al., Case No. 4:08-cv-04878 (CW) ("Greenwood"), alleging that the solicitations used in connection with the credit card programs offered pursuant to the Affinity Agreement violated the Credit Repair Organization Act, 15 U.S.C. § 1679 ("CROA"), and the California Unfair Competition Law, Cal. Bus. & Prof. Code § 17200. CB&T intends to vigorously defend itself against these allegations. On January 22, 2009, the court in the Superior Court Litigation ruled that CompuCredit must pay the reasonable attorneys' fees incurred by CB&T in connection with the Greenwood case pursuant to the indemnification provision of the Affinity Agreement described above. Any losses that CB&T incurs in connection with Greenwood are also expected to be subject to the indemnification provisions of the Affinity Agreement described above. Based on current knowledge and advice of counsel, management does not believe that the eventual outcome of this case will have a material adverse effect on Synovus' consolidated financial condition, results of operations or cash flows.

Synovus is a member of the Visa USA network. On October 2, 2007, the Visa organization of affiliated entities completed a series of restructuring transactions which resulted in the combination of certain of Visa's affiliated operating companies, including Visa USA into Visa, Inc. Visa's 2007 restructuring was part of a series of steps toward Visa, Inc.'s planned initial public offering (IPO), which was completed on March 25, 2008. Visa, Inc. used substantially all of the IPO proceeds for redemption of a portion of Visa members' interests and establishment of an escrow fund for judgments and/or settlements of certain Visa USA related litigation (the "covered litigation").

As a result of Visa's reorganization, Synovus exchanged its membership interest in Visa USA for an equity interest in Visa, Inc. The equity interest was initially comprised of Class USA shares, which were subject to a true-up process based on performance against projections for the trailing four quarters reported in Visa's final and effective registration statement on Form S-1. Subsequent to the true-up process, Class USA shares were converted into Class B shares, which are subject to transfer restrictions until the latter of (a) the third anniversary of the effective date of Visa's IPO, or (b) the date on which all of Visa's covered litigation (as defined above) has been resolved.

Synovus has assigned no value to its Visa shares. Upon completion of the Visa IPO, Synovus recognized a gain of approximately $38.5 million upon the redemption of Class B shares by Visa, and will subsequently recognize a gain subject to market value of Visa's Class A shares upon release from transfer restrictions on the remainder of its Class B shares. The amount and timing of potential future gains is not determinable at this time.

Prior to Visa's October 2, 2007 restructuring, Visa USA members approved Visa's restructuring plan, including its retrospective responsibility plan, which included confirmation, by Visa USA members, of their obligation under Visa USA bylaws to indemnify Visa, Inc. for potential future settlement of, or judgments resulting from the covered litigation. Synovus' indemnification obligation is limited to its membership proportion of Visa USA. On November 7, 2007, Visa announced the settlement of its American Express litigation, and disclosed in its annual report to the SEC on Form 10-K for the year ended September 30, 2007 that Visa had accrued a contingent liability for the estimated settlement of its Discover litigation. Accordingly, during 2007, Synovus recognized a contingent liability in the amount of $36.8 million as an estimate for its membership proportion of the American Express settlement and the potential Discover settlement, as well as its membership proportion of the amount that Synovus estimates will be required for Visa to settle the remaining covered litigation. Following completion of its IPO, Visa announced that it had deposited $3.0 billion to establish an escrow fund for payment of judgments and/or settlements of the covered litigation. Synovus reduced its contingent liability for the Visa litigation by approximately $17.4 million for its membership proportion of the amount deposited to the litigation escrow. On October 27, 2008, Visa announced the settlement of its Discover litigation, and subsequently on December 19, 2008, deposited $1.1 billion to the litigation escrow. Synovus adjusted its accrual for Visa litigation for its membership proportion of the final Discover settlement and the subsequent deposit to the litigation escrow. The amount of Synovus' contingent liability for the Visa litigation was approximately $19.3 million at December 31, 2008. The timing for ultimate settlement of all covered litigation is not determinable at this time.

Short-Term Borrowings

The following table sets forth certain information regarding Federal funds purchased and securities sold under repurchase agreements, the principal components of short-term borrowings.

Table 32 Short-Term Borrowings (Dollars in thousands)

	2008	2007	2006
Balance at December 31	**$ 725,869**	2,319,412	1,582,487
Weighted average interest rate at December 31	**.68%**	3.81	4.97
Maximum month end balance during the year	**$2,544,913**	2,767,055	1,986,919
Average amount outstanding during the year	**$1,719,978**	1,957,990	1,578,163
Weighted average interest rate during the year	**2.24%**	4.75	4.62

Income Tax Expense

Income taxes based on income from continuing operations were a benefit of $77.7 million in 2008, down from an expense of $184.7 million in 2007, and $230.4 million in 2006. The effective income tax rate was 11.8%, 35.0%, and 35.7%, in 2008, 2007, and 2006, respectively. The change in the effective income tax rate from 2007 to 2008 was primarily attributable to the goodwill impairment charge taken in 2008 that is not deductible for tax purposes. See Note 22 to the consolidated financial statements for a detailed analysis of income taxes.

Synovus files income tax returns in the U.S. Federal jurisdiction and various state jurisdictions, and is subject to examinations by these taxing authorities until statutory examination periods lapse. Synovus' U.S. Federal income tax return is filed on a consolidated basis. Most state income tax returns are filed on a separate entity basis. Synovus is no longer subject to U.S. Federal income tax examinations by the IRS for years before 2005, and with few exceptions is no longer subject to income tax examinations from state and local tax authorities for years before 2002.

In the normal course of business, Synovus is subject to examinations from various income tax authorities. These examinations may alter the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. During the twelve months ended December 31, 2008, Synovus incurred an increase in the amount of unrecognized income tax benefits of $0.9 million. This increase was primarily due to increases in uncertain state income tax positions.

The total liability for uncertain income tax positions under FIN 48 at December 31, 2008 is $6.2 million. Synovus is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, Synovus does not expect a significant payment related to these income tax obligations within the next year. Synovus expects that approximately $1.3 million of uncertain income tax positions will be either settled or resolved during the next twelve months.

Synovus continually monitors and evaluates the potential impact of current events and circumstances on the estimates and assumptions used in the analysis of its income tax positions, and, accordingly, Synovus' effective tax rate may fluctuate in the future

Inflation

Inflation has an important impact on the growth of total assets in the banking industry and may create a need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Synovus has been able to maintain a high level of equity through retention of an appropriate percentage of its net income. Synovus deals with the effects of inflation by managing its interest rate sensitivity position through its asset/liability management program and by periodically adjusting its pricing of services and banking products to take into consideration current costs.

Parent Company

The Parent Company's assets, primarily its investment in subsidiaries, are funded, for the most part, by shareholders' equity. It also utilizes short-term and long-term debt. The Parent Company is responsible for providing the necessary funds to strengthen the capital of its subsidiaries, acquire new businesses, fund internal growth, pay corporate operating expenses, and pay dividends to its shareholders. These operations have historically been funded by dividends and fees received from subsidiaries, and borrowings from outside sources. On December 19, 2008, the Parent Company received proceeds of $967,870,000 from the sale of preferred stock and warrants to the U.S. Treasury as part of the government's Capital Purchase Program.

In connection with dividend payments to the Parent Company from its subsidiary banks, certain rules and regulations of the various state and federal banking regulatory agencies limit the amount of dividends which may be paid. Due to limitations resulting primarily from lower earnings in 2008, Synovus expects that dividends from subsidiaries will be significantly lower than received in previous years.

Issuer Purchases of Equity Securities

Synovus' participation in the Capital Purchase Program restricts its ability to repurchase its common stock. Prior to December 19, 2011, unless Synovus has redeemed the Series A preferred stock or the Treasury has transferred the Series A preferred stock to a third party, the consent of the Treasury will be required for Synovus to redeem, repurchase or acquire its common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other limited circumstances.

The following table sets forth information regarding Synovus' purchases of its common stock on a monthly basis during the three months ended December 31, 2008:

Table 33 Issuer Purchases of its Common Stock

Month	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 2008	192,513	$11.35	—	—
November 2008	—	—	—	—
December 2008	—	—	—	—
Total	192,513	$11.35	—	—

(1) Consists of delivery of previously owned shares to Synovus in payment of the exercise price of stock options.

(2) Synovus does not currently have a publicly announced share repurchase plan in place.

Recently Issued Accounting Standards

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations." SFAS 141R clarifies the definitions of both a business combination and a business. All business combinations will be accounted for under the acquisition method (previously referred to as the purchase method). This standard defines the acquisition date as the only relevant date for recognition and measurement of the fair value of consideration paid. SFAS 141R requires the acquirer to expense all acquisition related costs. SFAS 141R will also require acquired loans to be recorded net of the allowance for loan losses on the date of acquisition. SFAS 141R defines the measurement period as the time after the acquisition date during which the acquirer may make adjustments to the "provisional" amounts recognized at the acquisition date. This period cannot exceed one year, and any subsequent adjustments made to provisional amounts are done retrospectively and restate prior period data. The provisions of this statement are effective for business combinations during fiscal years beginning after December 15, 2008. Synovus has not determined the impact that SFAS 141R will have on its financial position and results of operations and believes that such determination will not be meaningful until Synovus enters into a business combination.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in consolidated financial statements — An Amendment of ARB No. 51." SFAS 160 requires noncontrolling interests to be treated as a separate component of equity, not as a liability or other item outside of equity. Disclosure requirements include net income and comprehensive income to be displayed for both the controlling and noncontrolling interests and a separate schedule that shows the effects of any transactions with the noncontrolling interests on the equity attributable to the controlling interest. The provisions of this statement are effective for fiscal years beginning after December 15, 2008. This statement should be applied prospectively except for the presentation and disclosure requirements which shall be applied retrospectively for all periods presented. Synovus does not expect the impact of SFAS 160 on its financial position, results of operations or cash flows to be material.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement No. 133." SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Disclosure requirements include qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains/losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The provisions for this statement are effective for fiscal years beginning after November 15, 2008. The impact to Synovus will be additional disclosure in SEC filings.

In June 2008, the FASB's Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" (EITF 03-6-1). EITF 03-6-1 requires that unvested share-based payment awards that have nonforfeitable rights to dividends or dividend equivalents are participating securities and therefore should be included in computing earnings per share using the two-class method. EITF 03-6-1 is effective for financial statements issued in fiscal years beginning after December 15, 2008, and interim periods within those years. When adopted, its requirements are applied by recasting previously reported EPS data (including interim financial statements, summaries of earnings, and selected financial data. Synovus does not expect the impact of EITF 03-6-1 on its financial position, results of operations, or cash flows to be material.

In November 2008, the FASB's Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 08-6, "Equity Method Investment Accounting Considerations" (EITF 08-6). EITF 08-6 addresses questions about the potential effect of SFAS 141R and SFAS 160 on equity-method accounting under Accounting Principles Board Opinion 18, "The Equity Method of Accounting for Investments in Common Stock" (APB 18). The EITF will continue existing practices under APB 18 including the use of a cost-accumulation approach to initial measurement of the investment. The EITF will not require the investor to perform a separate impairment test on the underlying assets of an equity method investment, but under APB 18, an overall other-than-temporary impairment test of its investment is still required. Shares subsequently issued by the equity-method investee that reduce the investor's ownership percentage should be accounted for as if the investor had sold a proportionate share of its investment, with gains or losses recorded through earnings. EITF 08-6 is effective prospectively for fiscal years beginning after December 15, 2008, which is the same effective date of SFAS 141R and SFAS 160. Synovus does not expect the impact of EITF 08-6 on its financial position, results of operations, or cash flows to be material.

Presented below is a summary of the unaudited consolidated quarterly financial data for the years ended December 31, 2008 and 2007.

(In thousands, except per share data)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2008				
Interest income	**$ 440,337**	**455,223**	**458,140**	**503,881**
Net interest income	**258,025**	**267,798**	**273,421**	**278,649**
Provision for losses on loans	**363,867**[(1)]	**151,351**	**93,616**	**91,049**
(Loss) income before income taxes	**(741,845)**[(1)(2)]	**(64,332)**	**21,401**	**124,642**
Net (loss) income	**(635,410)**	**(40,121)**	**12,099**	**80,994**
Net (loss) income available to common shareholders	**$(637,467)**	**(40,121)**	**12,099**	**80,994**
Basic earnings per share:				
(Loss) income from continuing operations	**$ (1.93)**	**(0.12)**	**0.04**	**0.25**
Net (loss) income	**(1.93)**	**(0.12)**	**0.04**	**0.25**
Diluted earnings per share:				
(Loss) income from continuing operations	**$ (1.93)**	**(0.12)**	**0.04**	**0.24**
Net (loss) income	**(1.93)**	**(0.12)**	**0.04**	**0.24**
2007				
Interest income	$ 553,787	572,317	564,492	547,899
Net interest income	286,685	290,839	288,475	282,949
Provision for losses on loans	70,642	58,770	20,281	20,515
Income from continuing operations before income taxes	79,832	125,838	166,864	155,140
Income from continuing operations	53,142	83,577	105,809	100,407
Income from discontinued operations, net of income taxes and minority interest	28,717	51,366	56,941	46,346
Net income	$ 81,859	134,943	162,750	146,753
Basic Earnings per share:				
Income from continuing operations	$ 0.16	0.26	0.32	0.31
Net income	0.25	0.41	0.50	0.45
Diluted earnings per share:				
Income from continuing operations	$ 0.16	0.25	0.32	0.30
Net income	0.25	0.41	0.49	0.45

(1) Synovus recognized provision expense for loan losses of $363.9 million during the fourth quarter of 2008. For further discussion of the provision for loan losses and the associated negative migration in credit quality, see the sections within Management's Discussion and Analysis titled "Provision and Allowance for Loan Losses," "Allocation of the Allowance for Loan Losses," and "Nonperforming Assets and Past Due Loans."

(2) Synovus recognized a $442.7 million charge for impairment of goodwill during the fourth quarter of 2008. For a full discussion of goodwill impairment, see Note 9 to the consolidated financial statements and the section titled "Goodwill Impairment" in Management's Discussion and Analysis.

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Shareholder Information

General Offices

Synovus
P.O. Box 120
Columbus, GA 31902-0120
(706) 649-2311

Stock Trading Information

Synovus common stock is traded on the New York Stock Exchange (NYSE) under the symbol "SNV".

Price and volume information appears under the abbreviation "SynovusFnl" in NYSE daily stock quotation listings.

Dividend Reinvestment and Direct Stock Purchase Plan

The Synovus Dividend Reinvestment and Direct Stock Purchase Plan provides a comprehensive package of services designed to make investing in Synovus stock easy, convenient and more affordable.

To request an enrollment package for the Dividend Reinvestment and Direct Stock Purchase Plan, or for more information, please visit us at synovus.com on the Internet or call our automated request line at (800) 503-8903.

New Investors. You can join the Plan by making an initial investment of at least $250, which includes your enrollment fee of $15.

Synovus Shareholders. You can participate by submitting a completed enrollment form. If your shares are held in a brokerage account, you must first register some or all of your shares in your name.

Dividend Reinvestment. You can invest all or a part of your cash dividends to accumulate more shares without paying fees.

Optional Cash Investments. You can purchase additional shares by investing between a minimum of $50 at any one time and $250,000 in total per calendar year. If you wish, we can withdraw funds automatically from your bank account each month to purchase shares. Purchases are made weekly or more often if volume dictates. Fees are lower than those typically charged by the financial services industry.

Safekeeping. You can deposit your certificates with us for safekeeping at no cost to you. You can request a certificate anytime at no cost.

Gifts and transfers of shares. You can make gifts or transfers to others.

Sale of shares. Whenever you want, you can sell some or all of your shares at fees lower than those typically charged by the financial services industry. Shares are sold weekly or more often if volume dictates.

Form 10-K

A copy of the Company's 2008 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available at no charge upon written request to Investor Relations at the address below.

Form 10-K SEC and NYSE Certifications

Synovus has filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its 2008 Annual Report on Form 10-K and submitted to the NYSE in 2008 the Chief Executive Officer's annual certification that he is not aware of any violation by the company of the NYSE corporate governance listing standards.

Notice of 2009 Annual Shareholders' Meeting

10 a.m. Eastern time, April 23, 2009, in the Bill Heard Theatre at the RiverCenter for the Performing Arts, 900 Broadway, Columbus, Georgia 31901. Log on to synovus.com/2009annualmeeting to join our annual shareholders' meeting via a live Webcast on the Internet.

Investor Relations

Analysts, investors and others seeking additional financial information not available at synovus.com should contact:

Patrick A. Reynolds
Director of Investor Relations
Synovus
P.O. Box 120, Columbus, GA 31902-0120
(706) 649-4973 • Fax: (706) 644-8065
email: snvir@synovus.com

Shareholder Services

Current shareholders requiring assistance should contact BNY Mellon Shareowner Services:

U.S. Mail
PO BOX 358035, Pittsburgh, PA 15252-8035

Registered Mail or Overnight Delivery
480 Washington Blvd., Jersey City, NJ 07310-1900

Telephone Inquiries
1-800-503-8903

Web Site
www.mellon.com/mis/index.html

Stock Performance Graph

The following graph compares the yearly percentage change in cumulative shareholder return on Synovus stock with the cumulative total return of the Standard & Poor's 500 Index and the KBW Regional Bank Index for the last five fiscal years (assuming a $100 investment on December 31, 2003 and reinvestment of all dividends).


Comparison of Five-Year Cumulative Total Return
$150
$113
$75
$38
$0
2003
2004
2005
2006
2007
2008
Synovus
S&P 500
KBW Regional Bank

	2003	2004	2005	2006	2007	2008
Synovus	$ 100	$ 102	$ 98	$ 116	$ 93	$ 77
S&P 500	100	111	116	135	142	90
KBW Regional Bank	100	115	114	125	99	84

Online Stock Purchase and Information

You can now purchase your initial shares online at synovus.com and easily get current information on your shareholder account 24 hours a day, seven days a week. You will have access to:

- View account status
- Purchase or sell shares
- View book-entry information
- Request certificate issuance
- Establish/change your PIN
- Make address changes
- View payment history for dividend
- Obtain a duplicate 1099 tax form
- Request a dividend check replacement
- Receive annual meeting material electronically

SYNOVUS®

Post Office Box 120
Columbus, Georgia 31902
synovus.com